UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

Item

Print Announcement in the NCR Handelsblad, Amsterdam, The Netherlands, on May 28, 2010

Invitation to attend the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2010

Attendance Form for Annual General Meeting of Shareholders

Proxy for Annual General Meeting of Shareholders

Voting Results of the 2010 Annual General Meeting of Shareholders

QIAGEN N.V. Annual Report 2009 (U.S. GAAP)

QIAGEN N.V. Annual Report 2009 (IFRS)

Signatures

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized under the laws of The Netherlands, with corporate seat in Venlo, The Netherlands will be held at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands on Wednesday, June 30, 2010 at 10:30 a.m., local time.

Agenda

1.	Opening

2.	Managing Board Report for the year ended December 31, 2009 (“Fiscal Year 2009”)

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2009

4.	Corporate Governance

5.	Adoption of the Annual Accounts for Fiscal Year 2009 (voting item)

6.	Reservation and dividend policy

7.	Discharge from liability of the Managing Directors for the performance of their duties during Fiscal Year 2009 (voting item)

8.	Discharge from liability of the Supervisory Directors for the performance of their duties during Fiscal Year 2009 (voting item)

9.	Reappointment of the following six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2011 (voting items)

a.	Prof. Dr. Detlev Riesner

b.	Dr. Werner Brandt

c.	Dr. Metin Colpan

d.	Mr. Erik Hornnaess

e.	Prof. Dr. Manfred Karobath

f.	Mr. Heino von Prondzynski

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10.	Reappointment of the following four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2011 (voting items)

a.	Mr. Peer Schatz

b.	Mr. Roland Sackers

c.	Dr. Joachim Schorr

d.	Mr. Bernd Uder

11.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2010 (voting item)

12.	Authorization of the Managing Board, until December 30, 2011, to acquire shares in the Company’s own share capital (voting item)

13.	Questions

14.	Closing

Copies of the Annual Accounts for Fiscal Year 2009, the reports of the Supervisory Board and the Managing Board, the list of binding nominees for reappointment to the Supervisory Board and the Managing Board and the information referred to under Section 2:142 subsection 3 Dutch Civil Code can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting and through the Company’s website (www.qiagen.com).

A proxy statement, together with an attendance form and form of proxy, has been mailed to registered shareholders on or about May 28, 2010. Registered shareholders wishing to exercise their shareholder rights in person are obliged to complete, sign and send the attendance form, such that the attendance form will be received by no later than 5 p.m. New York time on June 23, 2010 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

Registered shareholders wishing to exercise their shareholder rights by proxy, are obliged to complete, sign and send the proxy card, such that the proxy card will be received by no later than 5 p.m. New York time on June 25, 2010 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America. Registered shareholders may only exercise their shareholders rights for the shares registered in their name on the day of the meeting.

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Registered holders of type II shares, as referred to in article 8.3 (ii) of the Company’s Articles of Association, are requested to state the serial number of the share certificates on the attendance form or proxy card.

The Company will send a card of admission to registered shareholders that have properly notified the Company of their intention to attend the Annual General Meeting.

As in prior years the official language of the Annual General Meeting shall be the English language.

The Managing Board

Venlo, The Netherlands

May 28, 2010

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DEAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 30, 2010 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and enclosed an attendance form and proxy card for use in connection with the meeting.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be returned no later than 5 p.m. (New York time) on June 23, 2010 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than 5 p.m. (New York time) on June 25, 2010 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 28, 2010

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 30, 2010

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Wednesday, June 30, 2010 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2009 (“Fiscal Year 2009”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2009;

4.	Corporate governance;

5.	Adoption of the Annual Accounts for Fiscal Year 2009 (voting item);

6.	Reservation and dividend policy;

7.	Discharge from liability of the Managing Directors for the performance of their duties during Fiscal Year 2009 (voting item);

8.	Discharge from liability of the Supervisory Directors for the performance of their duties during Fiscal Year 2009 (voting item);

9.	Reappointment of the following six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2011 (voting items):

a. Prof. Dr. Detlev Riesner;

b. Dr. Werner Brandt;

c. Dr. Metin Colpan;

d. Mr. Erik Hornnaess;

e. Prof. Dr. Manfred Karobath;

f. Mr. Heino von Prondzynski;

10.	Reappointment of the following four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2011 (voting items):

a. Mr. Peer Schatz;

b. Mr. Roland Sackers;

c. Dr. Joachim Schorr;

d. Mr. Bernd Uder;

11.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2010 (voting item);

12.	Authorization of the Managing Board, until December 30, 2011, to acquire shares in the Company’s own share capital (voting item);

13.	Questions;

14.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2009, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15 th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2009 Annual Report to our shareholders. The 2009 Annual Report, which provides additional information regarding our 2009 financial results, and copies of the Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2009 can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2009 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, United States of America, Phone number: +1-888-400-7789, Internet link: http://hqus.ar.wilink.com/?link=EU007919, until the close of the Annual General Meeting.

The Supervisory Board has fixed the close of business on Wednesday, May 12, 2010 as the notional record date for the determination of shareholders entitled to notice of the Annual General Meeting. However, in accordance with Dutch law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the Annual General Meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience.

By Order of the Managing Board

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 28, 2010

QIAGEN N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

EXPLANATORY NOTES TO AGENDA

I.    General

The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 30, 2010 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands. These proxy solicitation materials were mailed on or about May 28, 2010 to all holders of record of registered shares as of Wednesday, May 12, 2010.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ended December 31, 2009 (“Fiscal Year 2009”), the reports of the Supervisory Board and the Managing Board and the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2009 Annual Report to our shareholders. The 2009 Annual Report, which provides additional information regarding our 2009 financial results, and copies of the Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and Annual Accounts for Fiscal Year 2009 can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2009 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, United States of America, Phone number: +1-888-400-7789, Internet link: http://hqus.ar.wilink.com/?link=EU007919, until the close of the Annual General Meeting.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II.    Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, holders of record of registered shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. In accordance with Dutch law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

As of May 12, 2010, there were 232,467,683 Common Shares outstanding. Shareholders are entitled to one vote for each Common Share held. Proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

III.    Explanatory Notes to Agenda Items

Explanatory Note to Items 2, 3, 4 and 5—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Fiscal Year 2009. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board of the Company.

As described at the Annual General Meeting held in 2004, on December 9, 2003, the Dutch Corporate Governance Committee published the Dutch Corporate Governance Code containing the principles of good corporate governance and best practice provisions. In December 2009, the Dutch legislature adopted a revised Dutch Corporate Governance Code (the “Code”). The Code includes general principles and specific best practice provisions to be observed by Dutch listed companies, including their managing board members and supervisory board members, and their shareholders in relation to one another. In accordance with the Code, Item 4 of the agenda provides for consideration by the shareholders of the Company’s overall corporate governance structure and compliance with the Code, as described in the Corporate Governance Report included in the 2009 Annual Report. Please review the Company’s Corporate Governance Report included in the 2009 Annual Report for further information.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2009 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

In an effort to reduce our cost of printing and mailing documents for the Annual General Meeting and to exhibit environmentally responsible conduct, we are not mailing paper copies of our 2009 Annual Report to our shareholders. The 2009 Annual Report, which provides additional information regarding our 2009 financial results, and the Annual Accounts for Fiscal Year 2009 can be accessed over the Internet at the Investor Relations section of our website, www.qiagen.com. Printed copies of the 2009 Annual Report can also be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting by contacting PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, United States of America, Phone number: +1-888-400-7789, Internet link: http://hqus.ar.wilink.com/?link=EU007919, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR ITEM 5. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 6—Reservation and Dividend Policy

The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Fiscal Year 2009 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.

Explanatory Note to Items 7 and 8—Discharge from Liability of the Managing Directors and the Supervisory Directors

Under Dutch law, the adoption of the Annual Accounts does not automatically discharge the members of the Managing Board and the Supervisory Board from liability for the performance of their duties during Fiscal Year 2009. The grant of such discharge from liability is typical for Dutch companies, and its approval is commonly included on the agenda for annual general meetings. The shareholders of the Company are being asked to approve a discharge from liability of the members of the Managing Board and the Supervisory Board for the performance of their duties during Fiscal Year 2009. The performance of the members of the Managing Board and the Supervisory Board is evidenced by the performance of the Company during Fiscal Year 2009, as described in the 2009 Annual Report and the 2009 Annual Accounts or as otherwise disclosed to the General Meeting of Shareholders.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THESE ITEMS. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Items 9 and 10—Reappointment of the Supervisory Directors and the Managing Directors

The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the re-election of all current members of the Supervisory Board and all current members of the Managing Board.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting thereof may determine. The Supervisory Board presently consists of six members. The Supervisory Directors are elected by a vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of four members. Managing Directors are appointed by a vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital. Our shareholders vote for each nominee for appointment to our Supervisory Board and Managing Board individually.

Supervisory Directors and Managing Directors are appointed annually for a period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By unanimous written consent dated May 3, 2010, the Joint Meeting resolved to make a binding nomination for six members of the Supervisory Board and four members of the Managing Board. The six binding nominees for election to the Supervisory Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Prof. Dr. Detlev H. Riesner and b. Dr. Werner Brandt;

•	Nominations for position no. 2: a. Dr. Werner Brandt and b. Dr. Metin Colpan;

•	Nominations for position no. 3: a. Dr. Metin Colpan and b. Mr. Erik Hornnaess;

•	Nominations for position no. 4: a. Mr. Erik Hornnaess and b. Prof. Dr. Manfred Karobath;

•	Nominations for position no. 5: a. Prof. Dr. Manfred Karobath and b. Mr. Heino von Prondzynski; and

•	Nominations for position no. 6: a. Mr. Heino von Prondzynski and b. Prof. Dr. Carsten P. Claussen.

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The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by the Supervisory Board and set forth on the Company’s website, and that they will continue to make significant contributions to the Supervisory Board.

The binding nominations for each of the four Managing Board positions are as follows, each nominee listed under “a” below has been proposed for re-election:

•	Nominations for position no. 1: a. Mr. Peer M. Schatz and b. Mr. Roland Sackers;

•	Nominations for position no. 2: a. Mr. Roland Sackers and b. Dr. Joachim Schorr;

•	Nominations for position no. 3: a. Dr. Joachim Schorr and b. Mr. Bernd Uder; and

•	Nominations for position no. 4: a. Mr. Bernd Uder and b. Ms. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 44, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003, he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. He serves as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 41, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the Board of Directors of Operon Biotechnologies, Inc. Mr. Sackers is QIAGEN’s representative observer on the Board of Eurofins Genomics BV and is a Board member of the industry association BIO Deutschland.

Dr. Joachim Schorr, 49, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a member of the Managing Board in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 52, joined the Company in 2001 as Vice President Sales & Marketing and became a member of the Managing Board and Senior Vice President Sales & Marketing in 2004. In 2005, Mr. Uder became Senior Vice President Global Sales and Service Solutions. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e-business with Amersham Pharmacia Biotech.

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Professor Dr. Detlev H. Riesner, 68, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics (former Neuraxo) GmbH, Erkrath, Evocatal GmbH, Düsseldorf and DRK Blutspendedienst West gGmbH, Hagen. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada, and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 56, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Dr. Metin Colpan, 55, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of Morphosys AG, Munich, Germany and Qalovis Farmer Automatic Energy GmbH, Laer, Germany. Dr. Colpan previously served as a Supervisory Board member of Ingenium Pharmaceuticals AG, GenPat77 Pharmacogenetics AG and GPC Biotech AG, each in Munich, Germany.

Erik Hornnaess, 72, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

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Professor Dr. Manfred Karobath, 69, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 60, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV, CARIDIAN BCT and Hospira, Inc., and Chairman of Nobel Biocare Holding AG and HTL Strefa. Mr. von Prondzynski was previously a director of Epigenomics AG.

Professor Dr. jur. Carsten P. Claussen, 82, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present he is a partner in the law firm of Hoffman Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne and WAS Worldwide Analytical Systems AG, Kleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Birgit Bergfried, 44, joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in Economics from the University of Applied Sciences in Aachen.

Information concerning the ownership of Common Shares of each nominee to the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE MANAGING BOARD. EACH NOMINEE LISTED UNDER “A” IN THE NOMINATIONS ABOVE HAS BEEN PROPOSED FOR REAPPOINTMENT. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 11—Reappointment of Auditors

On May 3, 2010, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of Ernst & Young Accountants to audit the financial statements of the Company for the fiscal year ending December 31, 2010. Ernst & Young Accountants audited the Company’s financial statements for Fiscal Year 2009.

6

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 12—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Company’s Articles of Association, the Managing Board shall have the power to acquire shares in the Company’s own share capital, if and in so far as the Managing Board has been designated by the General Meeting of Shareholders for this purpose. The grant of such power to the Managing Board is typical for Dutch companies, and its approval is commonly included by such companies on the agenda for annual general meetings.

On June 24, 2009, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 24, 2010. At the 2010 Annual General Meeting, the shareholders are being asked to extend this authorization up to and including December 30, 2011.

The purpose of this proposal is to give the Managing Board, subject to approval of the Supervisory Board, the flexibility, for a period of 18 months from the date of the 2010 Annual General Meeting, or until December 30, 2011, to acquire shares in the Company’s own share capital for general corporate purposes. The shares may be acquired through the stock markets or otherwise, against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. The power to repurchase shares provides the Managing Board with flexibility and allows the Managing Board to return capital to the Company’s shareholders by repurchasing shares. In addition to being a means to return value to shareholders, repurchases of shares in a company’s own share capital could be used to streamline its investor base, demonstrate a commitment to the business and confidence in the long-term growth of a company, provide increased liquidity for investors and cover obligations under the Company’s share-based compensation plans.

This proposal is made in accordance with the Company’s Articles of Association and the provisions of Section 2:98 of the Dutch Civil Code. The Company’s Articles of Association and the Dutch Civil Code allow for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of acquisition. However, we are asking our shareholders to authorize the Managing Board to acquire the number of shares up to a maximum of 10% of the Company’s issued share capital on the date of acquisition, and provided that the Company or any subsidiary of the Company shall not hold more than 10% of the Company’s issued share capital at any time.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

7

COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND

SHAREHOLDER COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Fiscal Year 2009, there were eight (8) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of seventeen (17) times. No supervisory director attended fewer than 75% of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he served during Fiscal Year 2009. The Board has adopted a policy under which the Chairman of the Supervisory Board and all members of the Managing Board attend each Annual General Meeting of shareholders, and all other members of the Supervisory Board attend each Annual General Meeting if possible.

Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Erik Hornnaess	✓	✓	✓ (Chairman)	✓

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski	✓	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ Rules, a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. In addition, pursuant to the Code, no more than one Supervisory Director could fail to qualify as independent, as defined in the Code. Presently, Dr. Colpan is not considered to be independent due to his former position as our Chief Executive Officer and member of our Managing Board. In addition, Dr. Colpan continues to provide scientific advisory services to the Company. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee. The Audit Committee, which met seven (7) times in Fiscal Year 2009, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondzynski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter that could have a significant impact on the Company’s financial statements. Further, the Audit Committee is responsible for establishing complaint procedures, including those for confidential, anonymous submission by employees of concerns regarding the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management,

8

discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Compensation Committee. The Compensation Committee, which met ten (10) times in Fiscal Year 2009, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of two members, Mr. Erik Hornnaess (Chairman) and Prof. Dr. Manfred Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee. The Selection and Appointment Committee, which did not meet in Fiscal Year 2009, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and Managing Board, periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory Director, should direct questions in writing to the Chairman of the Board, Prof. Dr. Detlev Riesner, at QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

9

ADDITIONAL INFORMATION REGARDING COMPENSATION OF

MANAGING DIRECTORS

The objective of QIAGEN’s remuneration policy is to achieve a total remuneration level, both short-term and long-term, that is comparable with levels provided by other European and United States companies of similar size and complexity in a similar industry. The level and structure of remuneration was determined in light of, among other things, the business and financial results, strategic position, share price performance and other developments relevant to QIAGEN. Independent external compensation surveys have been taken into account in determining the appropriate remuneration levels for the members of the Managing Board. Further, the Supervisory Board analyzed potential outcomes of the variable components of remuneration of the members of the Managing Board and considered the effect of these components on the total remuneration of the members of the Managing Board.

Compensation of the members of the Managing Board was within the compensation ranges set forth in the remuneration policy adopted by the General Meeting of Shareholders in 2005 and consisted of a fixed salary and other variable components. Variable compensation included one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation, as well as pension plans. The variable part of the compensation was designed to strengthen the Managing Board members’ commitment to QIAGEN’s objectives.

To ensure overall competitiveness of the remuneration provided to the Managing Board, the Compensation Committee assessed the remuneration levels of the Managing Board members against those at other companies of similar size and complexity in similar industries (biotechnology, life sciences supplies, diagnostics and pharmaceuticals) in Europe and the United States, and German companies listed on the MDAX and TecDAX.

Each annual bonus was determined in accordance with QIAGEN’s global bonus scheme, which is applicable to management and certain employees of QIAGEN and its affiliates. Each bonus award was based on overall financial goals of QIAGEN, the individual performance of each Managing Board member and the performance of the department the respective Managing Board member is responsible for. Financial targets were based on net sales and operating income, adjusted for the impact of transactions, such as acquisitions. These targets were agreed upon by the Supervisory Board. Due to commercial and competitive considerations, QIAGEN does not publish the agreed upon targets. Bonus payments made to the members of the Managing Board are set forth in the first table below.

Members of the Managing Board are eligible to participate in a defined contribution benefit plan. They may also benefit from other non-cash compensation or benefit in kind. A typical example of such non-cash compensation is the use of a Company-owned car.

All members of the Managing Board participated in the defined contribution benefit plan, which is financed by conversion of the Managing Directors’ salaries and the employer’s contribution. Generally, each plan participant is entitled to a one-time pension payment upon retirement after his 65th birthday. In the event of death prior to the age of 65, the invested funds are disbursed to the Managing Director’s heirs. In the event that the Managing Director’s service is terminated prior to his 65th birthday, the employee-financed part of the pension expectancy is paid out to the employee, and the employer-financed part is due to the employee only if the termination occurs after the fifth anniversary of the Managing Director’s participation in the defined contribution benefit plan. The amount of the 2009 contribution to the defined contribution benefit plan for each Managing Director is set forth in the second table below.

Equity-based compensation for each Managing Director is detailed in the second and third tables below. In addition to non-qualified stock options, our Amended and Restated 2005 Stock Plan provides for grants of other equity-based awards, including incentive stock options, stock grants and restricted stock units. In 2009, members of the Managing Board were granted stock options to purchase 199,892 Common Shares and 642,559 restricted stock units, in the aggregate. Awards to each Managing Director are set forth in the second table below.

10

The employment agreements between the Company and the Managing Board members have an indefinite term, but can be terminated by the Company with six months’ notice and by the Managing Directors with three months’ notice. All members of the Managing Board have additional employment agreements with QIAGEN affiliates with terms of employment ranging from 24 to 36 months. There are no arrangements for early retirement of the Managing Board members. In the event of a sale of the Company or a transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions, including a merger, consolidation or a transfer of shares to a third party, each member of the Managing Board shall be entitled to receive a change of control bonus payment commensurate to a multiple of his then-current annual salary, including annual bonus, paid by the Company and QIAGEN affiliates in accordance with applicable employment agreements.

Year ended December 31, 2009	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total

Peer M. Schatz	$1,220,000	$673,000	$1,000	$1,894,000

Roland Sackers	$520,000	$315,000	$41,000	$876,000

Dr. Joachim Schorr	$348,000	$184,000	$23,000	$555,000

Bernd Uder	$348,000	$183,000	$14,000	$545,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Managing Board members also receive a variable compensation component, in the form of equity-based awards. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price of the Company’s Common Shares at the time of grant. During 2009, members of the Managing Board were granted stock options to purchase 199,892 Common Shares and 642,559 restricted stock units, in the aggregate.

Year ended December 31, 2009	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units

Peer M. Schatz	$81,000	122,521	393,847

Roland Sackers	$73,000	40,115	128,949

Dr. Joachim Schorr	$26,000	19,088	61,360

Bernd Uder	$48,000	18,168	58,403

The following table sets forth the vested and unvested stock options and stock awards of our Managing Directors as of January 25, 2010:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards

Peer M. Schatz	2,310,614	229,447	3/2011 to 2/2019	$4.590 to $22.430	843,430

Roland Sackers	86,231	62,541	3/2011 to 2/2019	$16.340 to $22.430	271,706

Dr. Joachim Schorr	111,706	35,451	10/2011 to 2/2019	$11.985 to $22.430	129,963

Bernd Uder	36,588	34,070	3/2011 to 2/2019	$16.340 to $22.430	125,362

11

ATTENDANCE FORM TO: QIAGEN	N.V.

                                                       c/o American Stock Transfer and Trust Company

                                                       6201 15th Avenue

                                                       Brooklyn, New York 11219

QIAGEN N.V.

Annual General Meeting of Shareholders

June 30, 2010

The undersigned, holder of                          registered shares (with share certificate number                  through                 ) of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 30, 2010 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name on the day of the Annual General Meeting of Shareholders.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                          this              day of                             , 2010.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification should be received no later than 5 p.m. (New York time) on June 23, 2010 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America .

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 30, 2010

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement, 2009 Annual Report

are available at www.qiagen.com/agm2010

Please mark, sign, date and

mail your proxy card in the

envelope provided as soon

as possible.

êPlease detach along perforated line and mail in the envelope provided.ê

¢

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN

1.	Proposal to adopt the Annual Accounts for the year ended December 31, 2009 (“Fiscal Year 2009”).	☐	☐	☐

2.	Proposal to discharge from liability the members of the Managing Board for the performance of their duties during Fiscal Year 2009.	☐	☐	☐

3.	Proposal to discharge from liability the members of the Supervisory Board for the performance of their duties during Fiscal Year 2009.	☐	☐	☐

4.	Election of Supervisory Directors

	a. Prof. Dr. Detlev Riesner	☐	☐	☐

	b. Dr. Werner Brandt	☐	☐	☐

	c. Dr. Metin Colpan	☐	☐	☐

	d. Mr. Erik Hornnaess	☐	☐	☐

	e. Prof. Dr. Manfred Karobath	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

		FOR	AGAINST	ABSTAIN

	f. Mr. Heino von Prondzynski	☐	☐	☐

5.	Election of Managing Directors

	a. Mr. Peer Schatz	☐	☐	☐

	b. Mr. Roland Sackers	☐	☐	☐

	c. Dr. Joachim Schorr	☐	☐	☐

	d. Mr. Bernd Uder	☐	☐	☐

6.	Proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2010.	☐	☐	☐

7.	Proposal to authorize the Managing Board, until December 30, 2011, to acquire shares in the Company’s own share capital.	☐	☐	☐

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH HEREIN UNLESS A CONTRARY SPECIFICATION IS MADE.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

¢	Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.	¢

☐	■

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders

to be held June 30, 2010

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints an independent attorney, Mr. Norbert Bröcker of Hoffmann Liebs Fritsch and Partner, and each attorney employed by Hoffmann Liebs Fritsch and Partner, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 30, 2010 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs the proxies to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following voting matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 6 and 7.

(Continued and to be signed on the reverse side.)

■	14475	■

Voting Results of the 2010 Annual General Meeting of Shareholders

QIAGEN’s 2010 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on June 30, 2010. The following actions were taken at the Annual Meeting:

1.	Proposal to adopt the Annual Accounts of QIAGEN N.V. (the “Company”) for the year ended December 31, 2009 (“Fiscal Year 2009”) was approved by a vote of 92,219,002 “for” versus 5,468 “against.” There were 44,986 abstentions.

2.	Proposal to discharge from liability the Managing Directors for the performance of their duties during Fiscal Year 2009 was approved by a vote of 91,235,178 “for” versus 1,006,286 “against.” There were 27,992 abstentions.

3.	Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Fiscal Year 2009 was approved by a vote of 91,236,384 “for” versus 1,004,030 “against.” There were 29,042 abstentions.

4.	a. Proposal to reappoint Prof. Dr. Detlev Riesner as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 90,541,802 “for” versus 1,714,949 “against.” There were 12,705 abstentions.

b. Proposal to reappoint Dr. Werner Brandt as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 86,788,551 “for” versus 5,470,240 “against.” There were 10,665 abstentions.

c. Proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 84,878,020 “for” versus 7,382,081 “against.” There were 9,355 abstentions.

d. Proposal to reappoint Mr. Erik Hornnaess as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 89,444,854 “for” versus 2,629,232 “against.” There were 195,370 abstentions.

e. Proposal to reappoint Prof. Dr. Manfred Karobath as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 92,054,594 “for” versus 204,360 “against.” There were 10,502 abstentions.

f. Proposal to reappoint Mr. Heino von Prondzynski as a Supervisory Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 91,967,115 “for” versus 291,499 “against.” There were 10,842 abstentions.

5.	a. Proposal to reappoint Mr. Peer Schatz as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 91,825,315 “for” versus 165,886 “against.” There were 278,255 abstentions.

b. Proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 91,815,587 “for” versus 174,954 “against.” There were 278,915 abstentions.

c. Proposal to reappoint Dr. Joachim Schorr as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 91,829,583 “for” versus 161,908 “against.” There were 277,965 abstentions.

d. Proposal to reappoint Mr. Bernd Uder as a Managing Director of the Company for a term ending on the date of the Annual General Meeting in 2011 was approved by a vote of 91,823,144 “for” versus 168,347 “against.” There were 277,965 abstentions.

6.	Proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2010 was approved by a vote of 92,047,177 “for” versus 216,294 “against.” There were 5,985 abstentions.

7.	Proposal to authorize the Managing Board to acquire shares in the Company’s own share capital until December 30, 2011 was approved by a vote of 91,605,996 “for” versus 389,500 “against.” There were 273,960 abstentions.

Annual Report 2009

Accelerating into a new dimension

HER-2
VEGFR
PDGFR
EGFR
BCR-Abl
PI3KINASE
PDK1
AKT
RAS
RAF
MEK
ERK
Cyclin D1
CDKS
GENE
EXPRESSION

QIAGEN®

Sample & Assay Technologies

Consolidated Statements of Income Data

Years ended December 31

$1,000 – except per share data	2009	2008	2007	2006	2005
Net sales	1,009,825	892,975	649,774	465,778	398,395
Cost of sales	342,752	293,285	216,227	147,303	126,513
Gross profit	667,073	599,690	433,547	318,475	271,882

Operating expenses
Research and development	107,900	97,331	64,935	41,560	35,780
Sales and marketing	244,814	227,408	164,690	115,942	94,312
General and administrative, integration and other costs	115,933	113,936	87,178	56,087	43,336
Acquisition related intangible amortization	18,221	14,368	7,711	2,085	378
Purchased in-process research and development	—	985	25,900	2,200	3,239
Total operating expenses	486,868	454,028	350,414	217,874	177,045

Income from operations	180,205	145,662	83,133	100,601	94,837

Other income (expense), net	(7,875)	(26,376)	(7,407)	5,467	2,427

Income before provision for income taxes and noncontrolling interest	172,330	119,286	75,726	106,068	97,264
Provision for income taxes	34,563	29,762	25,555	35,529	35,039
Net income	137,767	89,524	50,171	70,539	62,225

Less: Noncontrolling interest	—	491	49	—	—
Net income attributable to QIAGEN N .V.	137,767	89,033	50,122	70,539	62,225

Basic net income attributable to QIAGEN N .V. Common Share[1]	0.67	0.45	0.30	0.47	0.42

Diluted net income attributable to QIAGEN N .V. per Common Share[1]	0.64	0.44	0.28	0.46	0.41

Number of shares
Weighted average number of Common Shares used to compute basic net income per Common Share	206,928	196,804	168,457	149,504	147,837

Weighted average number of Common Shares used to compute diluted net income per Common Share	213,612	204,259	175,959	153,517	150,172

[1]	See Note 3 of the “Notes to Consolidated Financial Statements” included in our Form 20-F enclosed with this Annual Report for the computation of the weighted average number of Common Shares.

Consolidated Balance Sheet Data

Years ended December 31

$1,000	2009	2008	2007	2006	2005
Cash and cash equivalents	825,557	333,313	347,320	430,357	191,700
Working capital	957,940	441,180	482,215	566,660	278,586
Total assets	3,796,464	2,885,323	2,775,174	1,212,012	765,298
Total long-term liabilities, including current portion	1,183,182	1,197,088	1,220,084	536,738	230,086
Total shareholders’ equity	2,291,169	1,453,844	1,391,575	566,165	450,457

Number of shares

Shares outstanding	232,074	197,839	195,335	150,168	148,456

FINANCIAL HIGHLIGHTS

Net sales	Net income, adjusted	Diluted earnings per share, adjusted

	Excluding acquisition, business integration and related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R) of US$7.0 million in 2005, US$14.8 million in 2006, US$61.4 million in 2007, US$74.3 million in 2008 and US$61.8 million in 2009.	Excluding acquisition, business integration and related charges as well as amortization of acquired IP and equity-based compensation (SFAS 123R) of US$0.05 in 2005, US$0.10 in 2006, US$0.35 in 2007, US$0.36 per share in 2008 and US$0.29 per share in 2009.

$1,000	$1,000	$ per share

CAGR = compound annual growth rate

Consolidated Statements of Cash Flows Data

Years ended December 31

$1,000	2009	2008	2007	2006	2005
Net income	137,767	89,033	50,122	70,539	62,225
Net Cash provided by operations	216,995	172,998	84,811	101,479	91,237
Net Cash used in investing activities	(341,744)	(210,518)	(659,671)	(165,472)	(98,501)
Net Cash provided by financing activities	629,198	12,769	494,054	303,160	2,955
Cash and Cash equivalents beginning of the year	333,313	347,320	430,357	191,700	196,375
Cash and Cash equivalents end of year	825,557	333,313	347,320	430,357	191,700
Depreciation and amortization	120,394	105,704	62,583	30,038	24,955
Purchases of property, plant and equipment	52,179	39,448	34,492	28,995	13,728

$ per share

Cash EPS (operating CF/diluted shares)	1.02	0.85	0.48	0.66	0.61

$1,000

Free Cash flow
(Net Cash provided by operations less capital expenditures)	164,816	133,550	50,319	72,484	77,509

Accelerating into a new dimension

QIAGEN is the world’s leading provider of Sample & Assay Technologies – tools that enable handling, processing and preparation as well as the molecular analysis of any molecule in a biological sample.

QIAGEN’s products allow its customers to build on reliable and optimized platform technologies for use in routine applications in molecular diagnostics and applied testing markets, to develop innovative therapies and enhance success in the pharmaceutical industry and to create breakthroughs in life science research. We strive to contribute to making improvements in life possible.

QIAGEN’s commitment to its markets, customers and patients drives its leadership in all areas where Sample & Assay Technologies are required. By extending its market and technology leadership and its expertise in providing technologies that can be leveraged across and adopted in all markets it serves, QIAGEN paves the way for “accelerating into a new dimension”.

Form 20-F

The Form 20-F is an integral part of this Annual Report. It contains detailed financial information about QIAGEN as well as other information, including information about QIAGEN’s markets and risks associated with QIAGEN’s business and about QIAGEN’s Directors, Management and Advisors. It also contains a summary of the Company’s Code of Ethics as well as descriptions of securities, and information about QIAGEN’s controls and procedures.

If the Form 20-F insert is missing from this Annual Report, it can be requested from QIAGEN or can be downloaded from the investor relations section of QIAGEN’s homepage under www.qiagen.com.

Content

QIAGEN Annual Report 2009	1

Interview with Mr. Peer Schatz, Chief Executive Officer

2009 was another exciting year for QIAGEN. In the year of the Company’s 25th anniversary, QIAGEN crossed the one billion dollar revenue hurdle and achieved several strategic milestones that have further expanded its market and technology leadership positions. In the following interview, CEO Peer M. Schatz explains how QIAGEN again has created significant shareholder value and paved the way for dynamic and sustainable growth in the years ahead.

“I think it is fair to say that we are now in a better position than ever.”

Peer M. Schatz, Chief Executive Officer

2	QIAGEN Annual Report 2009

Mr. Schatz, with over one billion dollars in sales, 13% organic growth and adjusted net earnings growth of 22%, 2009 should go down as one of the most successful years in QIAGEN’s history. What part of the success is most significant in your opinion?

2009 definitely stands out as a year in which we achieved several very important milestones. Of course, reaching the billion dollar mark in revenues is a very visible indication of our success that all employees can justifiably be proud of. We grew our sales seven fold over the last decade – with strong organic growth as a key contributor. More importantly, however, in 2009 we managed to prepare the company, through our strategic initiatives, for a strong future while also delivering strong financial results in a difficult economic environment. I think it is fair to say that we are now in a stronger position than ever. I would like to take the opportunity to thank each of our employees for their contributions which have put us in a position for strong growth in the future.

By strategic initiatives, do you mean the acquisition of DxS, SABiosciences and ESE?

These were key milestones, but the underlying initiatives were much broader and primarily driven through organic growth. For example, the acquisitions we made in 2009 and early 2010 (DxS, SABiosciences and ESE) supported organic initiatives such as to attain a leadership position in companion diagnostics, strengthen our content engine and to add a point of need platform, respectively. Through these acquisition and our organic initiatives we have reinforced our position in these segments – which was already strong – contributing to our current leading role in all four areas of molecular diagnostics. We were already leading in prevention, the early detection of diseases, and profiling, the diagnosis of symptomatic patients. In personalized healthcare, we are now involved in an impressive number of partnerships with pharmaceutical companies to develop molecular companion diagnostics to guide therapies for cancer and other diseases. In point of need testing, we set standards for tests that cannot be conducted in laboratories due to constraints such as the need for fast results, which is important in such fields as intensive care. We have developed, or have in our pipeline, platforms for all segments in diagnostics (prevention, profiling, personalized healthcare and point of care) and can thus offer instruments tailored to specific customer needs. This is a truly unique position.

Why do you place such a high value on the potential for growth in molecular diagnostics? And why should this potential become reality?

We are still at the very beginning in terms of the development of this market. The market penetration of molecular testing is still very low. Laboratories that provide molecular diagnostic testing services are still relatively few in number, and only certain tests are available today as regulated products. This, however, will change as we see more and more biological content emerge that can be translated into tests for prevention, profiling, personalized healthcare and point of need testing. In the end, molecular diagnostics enable higher quality and more cost-efficient healthcare, which will continue to become more prevalent given the lean economic times and aging population.

How does the acquisition of SABiosciences fit into the concept?

SABiosciences manufactures PCR-based test panels, which researchers use to efficiently analyze biological pathways and specific diseases. We can use these biomarker panels

+1 billion

in sales in 2009

QIAGEN Annual Report 2009	3

to further strengthen our partnerships with the pharmaceutical industry and support early and mid-stage research on specific diseases such as cancer, cardiovascular, central nervous system, autoimmune and metabolic diseases. In this research and validation process, potential biomarker candidates can be selected from these biomarker test panels to be further developed into companion diagnostic candidates and then, potentially, into a companion diagnostic test for routine use with a drug. SABiosciences can be seen as the front end of our molecular diagnostic content pipeline. The company’s location in the immediate vicinity of our US headquarters, its similar culture and the fact that its products run on our instruments further supported our decision to add this offering to our portfolio.

What does the pipeline look like and what products will be launched in 2010?

We believe we are well positioned and are eagerly anticipating the introduction of our high-throughput platform QIAensemble, which will be available in Europe this year and then, subject to FDA approval, in the United States in 2012. We believe that QIAensemble has the ability to revolutionize the way in which large laboratories perform “prevention” tests, which typically run in higher throughput quantities. In addition, we are planning the introduction of the QIAsymphony RGQ, which will follow similar timelines. QIAsymphony RGQ will fully automate the process from sample to result and is the platform of choice for our “profiling” and “personalized healthcare” assays. We also expect to see the introduction of and regulatory submissions for new tests used in conjunction with therapies – such as the biomarker EGFR, new tests for infectious diseases and the European launch of our test panel for 12 cancer biomarkers. Our pipeline, the driving force behind our growth, is once again impressive evidence of the power of our innovation engine. We expect to invest between 11% and 12% of net sales back into research and development, which is well above the industry average. This investment allows us to generate 5 percentage points of our organic growth with products launched within the trailing 12 months. This is a very strong figure, and bench mark for our innovation power.

You have described your strategic approach. What role does last year’s recapitalization play in this context?

The equity financing raised $623.5 million, allowing us to have an extremely strong balance sheet – one which is almost net debt free. With the uncertainty in the financial markets, the significant growth we anticipate and the upcoming value creation milestones stemming from new product launches and our planned expansions, we believe it was a prudent step. I want to thank our new and existing shareholders for their continued support and trust in the value creation opportunities we believe we can capture.

Can your shareholders count on continued strong growth rates in 2010 and beyond?

Our long-term growth outlook is positive. Our customer base is very stable and growing. We are well positioned, have an excellent pipeline and a well running innovation engine. In 2010, we are targeting to grow our net sales between 11% and 16%.

Why should investors hold on to or buy QIAGEN shares?

QIAGEN is a proven innovation leader, and we have shown that we can translate opportunities into significant shareholder value.

+13%

organic revenue

growth

4	QIAGEN Annual Report 2009

Today, we hold a strategic position that allows us to take advantage of many significant opportunities in the future. In addition, our pipeline includes many very exciting and novel solutions. From cutting-edge science to its application in areas such as early detection of diseases (prevention), and from ultra-sensitive and -specific testing (profiling) to personalized healthcare and point of need testing – QIAGEN is active in some of the most exciting areas of the Life Sciences.

The revolution that molecular biology sparked has only just begun and QIAGEN is and will remain a significant driver. Our stock has shown strong annual performance and has an excellent profile as a long-term investment. The share price in U.S. dollar rose by over 34% last year and it has more than quadrupled since 2003.

What do you want to accomplish in 2010?

I wish that we execute well on our existing initiatives and that we continue to be able to react quickly, flexibly and resolutely to the rapidly changing requirements of our industry. I also want to build upon our ability to creatively find new solutions and technological breakthroughs and transfer these innovations to our customer markets. Furthermore, I hope that we continue to relentlessly challenge ourselves to exceed the expectations of our customers, all while keeping sight of the importance of our mission to “Make Improvements in Life Possible” – the driving force behind our day-to-day work. Given the talent and dedication of our 3,500 employees, I am confident that we will be able to deliver on these goals and achieve our targets.

+3,500

employees

QIAGEN Annual Report 2009	5

The Executive Committee

QIAGEN’s Executive Committee forms the Company’s most senior global management team and combines unique expert knowledge from the diagnostic, the life science, and the pharmaceutical industries. The Executive Committee is responsible for decisions that have a material or global impact on QIAGEN’s business, future, and employees and is led by Peer M. Schatz as Chief Executive Officer.

Peer M. Schatz

Peer M. Schatz

Managing Director, Chief Executive Officer, joined QIAGEN in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions at Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz serves as a member of the German Corporate Governance Commission.

Dr. Michael Collasius

Dr. Michael Collasius

Vice President Automated Systems, joined QIAGEN in 1992 and was responsible for the integration and the development of QIAGEN’s instrumentation business as General Manager of QIAGEN Instruments since its acquisition in 1998. Dr. Collasius became Vice President Automated Systems in 2001. During his time with QIAGEN, Dr. Collasius has developed a series of automated systems for nucleic acid purification and handling. Dr. Collasius graduated from the Institut für Genetik in Cologne with a Diploma (M.Sc.) and obtained his Ph.D. in Chemistry from the Max-Planck-Institute of Biochemistry in Martinsried, Germany.

Douglas Liu

Douglas Liu

Vice President Global Operations, joined QIAGEN in 2005 as Vice President Global Operations. Before joining QIAGEN, Mr. Liu worked at Bayer Healthcare as Head of Operations for Nucleic Acid Diagnostics in the US, and in Strategic Planning and Consulting at Bayer AG, Leverkusen. Prior to these positions, Mr. Liu worked at Abbott Diagnostics and Chiron Diagnostics. Mr. Liu holds an M.B.A. from Boston University and a Science degree from the University of Illinois.

Gisela Orth

Gisela Orth

Vice President Global Human Resources, joined QIAGEN in February 2009 as Head of Global Human Resources Management. Before joining QIAGEN, Mrs. Orth worked at Continental as Human Resources Director on different assignments in Germany, Eastern Europe and the Middle East. In these positions she successfully created and upgraded HR structures and processes and also implemented programs in Human Resources and Organizational Development. Before joining Continental, Mrs. Orth spent six years in HR-related international management consulting for firms such as Kienbaum Development Services as well as others. Mrs. Orth holds an M.B.A. from Edinburgh Business School, Heriot-Watt University, UK.

6	QIAGEN Annual Report 2009

Roland Sackers

Managing Director, Chief Financial Officer, joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a Managing Director. Before joining QIAGEN, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungs- gesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board of IBS AG and a member of the Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the board of directors of Operon Biotechnologies, Inc. Since January 2007, Mr. Sackers has served as QIAGEN’s representative observer of the board of Eurofins Genomics BV and is a board member of the industry association BIO Deutschland.

Roland Sackers

Dr. Joachim Schorr

Managing Director, Senior Vice President Global Research & Development, joined QIAGEN in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for QIAGEN R & D activities worldwide. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Dr. Joachim Schorr

Dr. Ulrich Schriek

Vice President Corporate Business Development, joined QIAGEN in 1997 and has been Vice President of Corporate Business Development since 2000. Prior to joining QIAGEN, Dr. Schriek held several sales and marketing positions at Pharmacia Biotech. Dr. Schriek graduated with a Master’s degree in science and obtained his Ph.D. in biochemistry from the Ruhr-University Bochum in Germany. Dr. Schriek is member of the World Economic Forum Technology Pioneers Selection Committee and the Nanobiotechnolgy Initiative initiated by the German Federal Ministry of Education and Research.

Dr. Ulrich Schriek

Dr. Thomas Schweins

Vice President Marketing & Strategy, joined the Company in 2004 as Vice President Corporate Strategy. With completion of the restructuring of QIAGEN’s Sales & Marketing organization, Dr. Thomas Schweins became Vice President Marketing & Strategy in 2005. Dr. Schweins joined QIAGEN from The Boston Consulting Group, Düsseldorf, where he was a core team member of the Pharma/Health Care as well as the Corporate Development Practice Area. Before this, Dr. Schweins worked as Technology Manager and later as Assistant to the Board with Hoechst/Aventis. Dr. Schweins has a Biochemistry degree from the University of Hanover. He obtained his Ph.D. at the Max-Planck-Society and received a M.Sc. from the University of Southern California.

Dr. Thomas Schweins

Bernd Uder

Managing Director, Senior Vice President Global Sales, joined QIAGEN in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of QIAGEN’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating worldwide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

Bernd Uder

QIAGEN Annual Report 2009	7

QIAGEN’s Common Shares

QIAGEN’s common shares, traded as global shares, are registered and traded in the United States on the NASDAQ Global Select Market (the NASDAQ National Market prior to July 2006) since June 1996 and on the Frankfurt Stock Exchange in Germany since 1997, where its shares are traded in the Prime Standard segment, a premium segment created by the Frankfurt Stock Exchange in January 2003.

NASDAQ
Market	NASDAQ
Segment Ticker	NASDAQ Global Select Market QGEN
ISIN	NL0000240000

German Stock Exchange
Market Segment	Frankfurt Stock Exchange Prime Standard
Ticker	QIA
WKN	901626

Capitalization Dec. 31, 2009
Market capitalization	$5,182 billion
Shares outstanding	232,074,000
Free float	approx. 83.3%

Listing information

We believe that the dual listing on NASDAQ and the Frankfurt Stock Exchange provides significant advantages for QIAGEN, our shareholders and our employees.

Such advantages include increased visibility of QIAGEN in both Europe and the USA, which can positively impact sales and other aspects of our business. We also believe that our dual listing enlarges the trading market for our securities and thereby increases liquidity. This liquidity is also facilitated by the fact that the equity security traded on both exchanges is the QIAGEN common share (Global Share Program).

QIAGEN shares added to NASDAQ-100 Index

Effective as of the start of trading on December 21, 2009, QIAGEN’s common shares were included in the NASDAQ-100 Index. The NASDAQ-100 Index was launched in January 1985 and today comprises the top 100 non-financial securities listed on the NASDAQ Stock Market based on market capitalization. The addition of QIAGEN’s securities to the NASDAQ-100 Index reflects its strong growth, consistent performance and significant value creation.

Trading information

With a daily average trading volume of approximately 2.1 million shares during 2009 (more than 1 million shares being traded on the NASDAQ, more than 1 million shares in the Prime Standard segment of the Frankfurt Stock Exchange and approximately 15,000 shares on other German markets) QIAGEN’s common shares offered high liquidity.

As of December 31, 2009, the free float, affecting the weighting of QIAGEN’s common shares in various indexes, was approximately 83.3%. Members of the Managing Board and the Supervisory Board hold approximately 3.4% of the outstanding shares in the aggregate. We believe that the majority of QIAGEN’s common shares are held by institutional investors in Europe and in the United States.

Investor relations information

QIAGEN is committed to ensuring that individual and institutional shareholders, analysts and journalists are provided with a regular flow of transparent, comprehensive and readily accessible information on our strategy, business and results.

As 2009 was a difficult year for the financial markets, it was of tremendous importance to us to maintain close relationships with our investors and analysts. QIAGEN’s management presented at 36 national and international institutional conferences. Additional meetings during these conferences and more than 40 road shows and in-house visits in Europe and the United

8	QIAGEN Annual Report 2009

Over a period of three years, QIAGEN shares outperformed the NASDAQ Biotechnology Index (NBI).

Over a period of three years, QIAGEN shares outperformed the German TecDAX Index (TecDAX in Euro).

States as well as numerous conference calls, provided the opportunity for more than 800 direct discussions with investors and analysts.

QIAGEN also held telephone conferences when publishing quarterly results and hosted an analyst day in New York with more than 80 professionals attending this event to discuss year end results and to provide an outlook on future developments. QIAGEN hosted in-house visits for analysts and investors in several subsidiaries around the world which are key elements of our communication with the financial markets.

In 2009, QIAGEN shares were followed by more than 32 analysts from most major institutions. At the end of 2009, approximately 60% of the QIAGEN analysts known by the Company recommended buying our shares while approximately 38% had a hold recommendation on our shares. On December 31, 2009, the average analyst target price for QIAGEN shares was approximately $24.00.

QIAGEN Annual Report 2009	9

[CT] *Chlamydia trachomatis*

[GC] *Neisseria gonorrhea*

[HPV] Human papilloma virus

A typically sexual transmitted infection with viruses or bacteria can lead to severe diseases when left untreated including cervical precancer (lesions on the cervix), which can progress to invasive cervical cancer (human papillomavirus), pelvic inflammatory disease (PID) which can cause scarring inside the reproductive organs and dangerous complications during pregnancy (Chlamydia) and gonorrhea which may spread throughout the body, affecting joints and even heart valves (Neisseria).

QIAGEN’S SOLUTIONS FOR

[ PREVENTION ]

QIAGEN’s digene HPV test today is considered to be the gold standard in cervical cancer screening. Based on this, QIAGEN has developed its new QIAensemble platform addressing the highest demands of screening applications in terms of throughput, reliability and efficiency. This ultra-high throughput platform can process thousands of samples in an eight hours shift, it can run up to 12 different screening tests including HPV testing, HPV 16, 18, 45 genotyping, Chlamydia and Gonorrhea testing with additional opportunities in cancer screening and other applications still to come.

Prevention

For almost 20 years, Jodie McKinney’s (39) annual visit to her gynecologist was a simple routine. Over those many years, the results of her Pap test – an examination of cervical cells under a microscope to look for abnormalities – had always been normal. In 2007, however, her doctor decided to perform an additional test for Human Papillomavirus (HPV), the cause of cervical cancer. The molecular test returned a positive result for HPV infection, and in the follow-up exam Jodie was found to have pre-cancerous cells requiring immediate treatment. With the help of the HPV test, her gynecologist was able to fight the cervical disease before it advanced to cancer.

American Cancer Society: Cancer strikes more than 12.3 million people and accounts for more than 7.6 million deaths globally each year.

Hundreds of thousands of women worldwide share a similar story. Yet in contrast to Jodie, the majority of these stories do not have a happy ending. Of the 500,000 new cases of cervical cancer diagnosed every year, about 300,000 end in death. Statistics show that cervical cancer is the second most frequent malignancy found in women, accounting for a significant portion of the global burden of cancer. According to the American Cancer Society, cancer overall strikes more than 12.3 million people worldwide and accounts for more than 7.6 million deaths each year. Given the change in lifestyle in many developing countries and increased life expectancy, these figures are expected to dramatically rise in the future, up to an estimated 23 million new cancer cases and 17 million deaths by 2030 – putting cancer prevention and treatment at the top of the list of both national and international healthcare organizations.1

However, due to ongoing progress in biomedical and pharmaceutical research, today a cancer diagnosis is not necessarily a death sentence. In fact, new treatment strategies are already helping healthcare professionals not only to improve the quality and length of patients’ lives, but also to fight back diseases.

However, when it comes to cancer, studies have shown that the most promising way of reducing the global burden is through prevention and early disease detection. It is estimated that up to 50 percent of all new cancer cases and deaths could be prevented if people led healthier lives and had access to vaccination and regular screening programs. Effective and broad screening programs are the key as early detection and diagnosis of the disease enables healthcare professionals to initiate therapy at an early stage. Screening has been proven2 to be effective in reducing both the severity and mortality of diseases for many frequent malignancies such as cervical, breast, colorectal, skin and prostate cancer.

Here, in particular, new molecular technologies enabling the detection and analysis of hereditary material are opening up significant opportunities to improve and expand existing screening and prevention programs for cancer and a range of other diseases. Compared to traditional screening methods, molecular technologies are more sensitive and reliable, much faster and less invasive. They can provide healthcare professionals with more information, enabling the identification of patients who are at risk of developing a certain disease. Furthermore, dissemination of convenient,

[1]	World Health Organization, http://www.who.int/media-centre/factsheets/fs297/en/index.html

[2]	World Health Organization. National cancer control programmes. Geneva: World Health Organization; 2002.

14	QIAGEN Annual Report 2009

easy to use and robust molecular tests can help to bring screening to people living in low-resource countries, those who are often the most in need.

As a global leader in sample and assay technologies, QIAGEN is a major driver behind the development and dissemination of novel molecular screening solutions for prevention applications. Prevention represents one of four relevant segments QIAGEN has identified in the global market for in vitro diagnostics, in which the Company executes on a strategy to attain and expand a leadership position. For QIAGEN, prevention encompasses the screening of non-symptomatic patients for early detection or diagnosis of diseases or to identify people at risk of developing certain disorders. Typically, such tests are performed on a large scale and in regular intervals. Laboratory customers working in this segment and performing such assays therefore have a specific set of requirements distinctive from other assay types: they require highly reliable platforms which can address the highest throughput needs and require little hands-on time.

The most prominent example of a prevention assay is QIAGEN’s digene HPV test. This test is widely considered as the gold standard in cervical cancer screening and addresses a dynamically growing market with a potential value of over one billion US dollars. Over the last few years, QIAGEN has expanded its

Contributing nearly 50% to the overall revenues, sample and assay technologies for molecular diagnostics represent the biggest part of QIAGEN’s business today with prevention still representing the strongest franchise inside molecular diagnostics.

QIAGEN Annual Report 2009	15

HPV testing business into the leading franchise in the molecular diagnostics industry, significantly widening global access to this life-saving technology and steadily increasing market penetration in developed countries. In this process, 2009 was a milestone year for QIAGEN, which saw significant progress in the development of the Company’s new QIAensemble screening platform, the introduction of new products enabling a more detailed risk assessment of HPV positive patients and the start of new major initiatives to fight cervical cancer in low-resource areas.

QIAensemble = 12 different screening tests and more than 2,000 samples a shift on a single platform.

QIAensemble is a novel ultra-high throughput platform for screening applications currently under development by QIAGEN. The automated, fully integrated system consisting of a specific instrument for sample processing and a dedicated detection platform has been designed to implement the latest molecular sample and assay technologies even under the highest demands on throughput, reliability and ease of use. The new platform will be able to automatically process thousands of samples during a single day shift, significantly more than any other instrument currently available on the market. It will be able to run up to 12 different screening tests on one single platform and in one test run, including a significantly enhanced version of QIAGEN’s digene HPV test as well as assays for pathogens such as gonorrhea and chlamydia, allowing laboratories to maximize the efficiency of their existing infrastructure. In 2009, QIAGEN finished the development process and initiated preparations for clinical trials which will

16	QIAGEN Annual Report 2009

include more than 40,000 patients, setting new standards for clinical evidence in the molecular diagnostics industry. Following clinical trials, the QIAensemble system is expected to launch in Europe and the United States in late 2010 and 2012, respectively.

Other additions to QIAGEN’s portfolio of prevention assays that were successfully launched in 2009 include, most notably, several new products for the genotyping of HPV infections. Designed for follow-up examination of HPV positive women, these tests allow healthcare professionals to further identify patients who carry specific subtypes of the virus that are associated with the highest mortality rate, namely types 16, 18 and 45. This information can help to determine which women are most at risk of developing the disease and which are in need of closer monitoring or immediate treatment.

In 2009, QIAGEN donated 1.5 million free HPV tests to developing countries.

Data from various international health organizations show that a vast majority of women threatened by cervical cancer live in developing countries, which account for about 80% of all deaths caused by this disease. This disproportionally high incidence rate results from a lack of adequate screening programs and qualified medical personnel. The World Health Organization estimates that only about 5% of women in the developing world have been screened for cervical diseases in the previous five years, compared to 40 to 50% in the developed world. In 2009, a landmark study published in the April issue of the renowned New England Journal of Medicine showed that QIAGEN’s HPV testing technology represents the best available means to address this problem. The study demonstrated that in low-resource settings, only one round of screening with QIAGEN’s HPV test significantly reduces the number of advanced cervical cancers and deaths, compared to the Pap smear and visual inspection with acetic acid (VIA). Moreover, it also stated that QIAGEN’s HC2 HPV testing platform “was the most objective and reproducible of all cervical cancer screening tests and was less demanding in terms of training and quality assurance.”3

To improve access to this life-saving technology in low resource areas, following the publication of these study results, QIAGEN announced the donation of one million free HPV tests to developing countries. Later in 2009, QIAGEN donated an additional 500,000 tests as part of a joint initiative with the pharmaceutical company Merck & Co., Inc. to provide HPV testing and vaccination to women in developing countries. A further project geared to stimulate the dissemination of HPV testing in the developing world is a joint initiative with the Chittaranjan National Cancer Institute in Kolkata, India. Through this collaboration, QIAGEN has initiated the first large-scale cervical cancer screening program in Kolkata, which will benefit approximately 50,000 women over the next five years.

Enabling scientific breakthroughs for better prevention

Significant progress is also being achieved in the ongoing improvement of screening programs and the underlying diagnostic technologies for many other diseases. Since the decryption of the human genome a decade ago, progress in life sciences research has radically expanded the boundaries of our knowledge about the molecular fundamentals of life, specifically our understanding of the emergence and progress of diseases and the impact of inheritance and environmental

[3]	New England Journal of Medicine, Volume 360:1385-1394, April 2, 2009, Number 14

QIAGEN Annual Report 2009	17

factors. As such, progress in life science research is opening up many new and exciting opportunities for the early detection and diagnosis of a growing number of diseases.

Areas of research holding particularly strong potential for the development of new diagnostics for applications in prevention include epigenetics, miRNA research and systems biology. While scientists working in these fields are occupied with many different specific phenomena associated with the human genome, the practical application of their findings in prevention relies on the discovery of specific molecular signatures signaling the emergence of specific diseases – so called biomarkers.

With cutting-edge sample and assay technologies, QIAGEN enables scientists working in these fields to arrive at precise and reliable results in the shortest possible period of time. Working closely with many of the world’s leading scientists and research institutions, QIAGEN is capable of anticipating emerging market trends and developing new, innovative technologies which also create significant value for customers in other markets. In 2009, this contributed to the launch of several new sample and assay technologies benefiting both scientific research and applications in prevention.

QIAamp Circulating Nucleic Acid Kit enables the development of new, non-invasive approaches for detecting malignancies.

In sample preparation, examples include a novel technology for the isolation of free circulating nucleic acids from blood or urine as well as methods for purification of RNA and miRNA from human blood samples. The QIAamp Circulating Nucleic Acid Kit enables the development of new, non-invasive approaches to detecting malignancies such as colon and lung cancer. The product provides researchers with an easy and reliable tool for the extraction of tumor derived DNA and RNA fragments circulating in human bodily fluids which have been found to correlate with the state of a disease and therefore might serve as potential biomarkers. By facilitating the handling of such DNA and RNA segments, the product is expected to help drive corresponding research. The PAXgene Blood miRNA Kit, in contrast, can be used to co-purify RNA and miRNA molecules from human blood. These molecules play a crucial part in the regulation of gene activity in human cells, yet degrade quickly and are difficult to preserve for further analysis. By stabilizing the molecules, the new kit removes this bottleneck and is expected to primarily benefit biomarker discovery in oncology.

In 2009, QIAGEN also launched a range of assay technologies for the analysis of processed biomolecules, offering researchers new methods to study the activity and function of genes. In epigenetics, which focuses on differences in the regulation and expression of genes resulting from a process called DNA methylation, QIAGEN has launched a new kit to screen large number of samples for changes in the methylation status of individual genes. Samples, deviating from the expected methylation pattern, which is highly specific for different tissue types in the human body, can then be investigated using QIAGEN’s proprietary pyrosequencing technology, which provides information on the single base-pair level. With this technology, scientists can potentially discover novel biomarkers which could benefit the development of new diagnostics.

There are numerous other examples which demonstrate the role that QIAGEN’s technologies play not only in the fundamental research

18	QIAGEN Annual Report 2009

QIAGEN’s improved tHDA technology mimics nature’s method of replicating DNA by using helicase (± ssBP) to denature the DNA at a constant temperature of 65°C. Like in PCR two sequence specific primers are flanking the DNA fragment enabling the amplification by using an enzymatic mixture. Its advantage: HDA can easily be combined with hybrid capture technology on the QIAensemble platform.

and discovery phase, but also, and even more importantly, in the application of new findings in clinical practice. In the mid- to long-term, progress in life science research will enable the development of new screening tests not only for cancer but also for a broad range of other conditions such as cardiovascular or neural diseases. Novel technologies promise not only to enable the identification of diseases in their early stage, but also the identification of patients who are at risk of developing certain disorders – thereby allowing monitoring intervals and treatments to be adjusted early on an individual level.

Facing exploding healthcare costs, an ageing population and the growing incidence of chronic diseases, healthcare systems will soon be forced to readjust their focus from treating and managing diseases to sustaining health. New diagnostic technologies enabling the early detection of diseases before the manifestation of symptoms will inevitably be a main pillar of such a prevention strategy. QIAGEN is committed to remaining a driving force in this development. This way, one day Jodie’s story can cease to be an exception and rather become the rule.

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"Being a mother changed my attitude towards contagion. Fast detection of infectious diseases is of the upmost importance to keep my family healthy."

Modern molecular diagnostics take a key role in defense strategies against infectious diseases and arising pandemic risks. Accurate and fast [PROFILING] helps to isolate patients infected with new or dangerous pathogens and to prevent the spread of infections until appropriate vaccines or medicines can be developed. Molecular diagnostic tests help doctors to reliably diagnose and differentiate between different diseases, enabling fast and targeted treatment and in addition, play a key role in tracking the paths of infection and in monitoring the pathogens for potential mutations.

[Influenza Virus]

A virus is a small infectious agent that can replicate only inside the living cells of other organisms. Viruses infect all types of organisms, from humans, animals and plants to bacteria and archaea. Today about 5,000 viruses have been described in detail, although there are millions of different types. Some viruses including those causing HIV and viral hepatitis evade these immune responses and result in chronic infections.

QIAGEN’S SOLUTIONS FOR

[ PROFILING ]

QIAGEN provides the world’s widest range of molecular diagnostic assays targeting more than 120 different pathogens including widespread bacterial and viral infections such as Hepatitis, Tuberculosis, HIV or Borreliosis. To address the highest demands in profiling in terms of flexibility and speed, QIAGEN developed the QIAsymphony, a mid-throughput, extremely flexible platform featuring amongst others random access and continuous load which enable fully automated processing from sample to result, covering almost every source material and testing kits based on different assay technologies including PCR, real-time PCR, pyrosequencing and multiplexing.

Profiling

When Maria Adela Gutierrez was rushed to the Dr. Aurelio Valdivieso Hospital in the southern Mexican city of Oaxaca on April 8, 2009, the treating physicians were puzzled. The 39-year-old patient was suffering severe shortness of breath and diarrhea, and her conditioned was worsened by diabetes. No antibiotics, oxygen or other treatment methods were able to help. Initial suspicion that the mysterious illness could be the respiratory disease SARS, was able to be ruled out a few days later. Unfortunately, this news came too late for Marie Adela Gutierrez – she was already dead.

A few weeks, hundreds of fatalities and thousands of new cases of illness later, the cause of the epidemic was all anyone could talk about: Influenza A/H1N1. A new flu virus spread at breathtaking speeds from Mexico around the world; “swine flu” made international headlines. It was a novel pathogen that prompted the World Health Organization (WHO) to declare a worldwide flu pandemic for the first time in over forty years. All that was accompanied by growing public concern around the world and a race to develop better diagnostic procedures and more effective vaccines to contain the virus.

Swine flu was a warning shot that underscored the significance of pandemic preparedness.

Roughly a year later, it is some relief that the pandemic turned out to be not much more dangerous than the normal flu, despite over 16,000 deaths registered to date. It has nevertheless brought home to the world how susceptible the international community is to these types of dangers in these times of international flows of goods and people. Swine flu was a warning shot that underscored the significance of pandemic preparedness in light of existing and potential future infectious diseases.

Modern molecular diagnostic procedures take on a key role in the defense against infectious diseases. After all, the only way to isolate patients infected with new or dangerous pathogens and to prevent the spread of infection until appropriate vaccines or medicines can be developed is through accurate and fast diagnosis. Even when drugs and vaccines are available, molecular diagnostic tests play a key role in tracking the paths of infection and in monitoring the pathogens for potential mutations. But above all, they help doctors reliably diagnose and differentiate between different diseases, enabling fast and targeted treatment.

These advantages of molecular testing procedures are equally useful in fighting widespread known infectious diseases. Even though diseases like Tuberculosis and Hepatitis do not attract the same attention from the public as new, unknown pathogens, measured by the number of cases, they are an even greater burden on the global healthcare system. The immunodeficiency syndrome AIDS alone claims around 2.1 million victims a year. The respiratory disease tuberculosis takes another 1.7 million lives. What’s more, communicable diseases affect young people at a disproportionately high rate. Using global fatality statistics, the WHO calculates that on a global scale, infectious diseases will account for one-third of all deaths but over half of the years of life lost.

Molecular assay methods based on the detection of nucleic acids have significant advantages

24	QIAGEN Annual Report 2009

in the fight against infections. One of their greatest advantages is their extremely high sensitivity and specificity, which enables even the smallest traces of viruses or bacteria to be detected in the human body. This prevents healthcare professionals from overlooking certain diseases or opting for unsuitable therapies due to false positive results. Another advantage of molecular assays is their speed, which ensures efficient patient management and enables treatment to be started immediately. Instead of waiting weeks for a certain result, time during which the patient – who sometimes might present a danger to others – cannot be treated, physicians can begin the right therapy in just a few hours. Thanks to these characteristics, molecular tests are far superior to diagnostic methods like immunological tests and bacterial cultures.

QIAGEN groups these types of molecular diagnostic technologies in its segment for profiling applications. Profiling refers to creating or confirming a diagnosis when the patient already exhibits the first symptoms of an underlying illness, such as a cough or fever, but it is not yet clear what is causing the condition. In the field of profiling, QIAGEN has the world’s widest range of sample preparation and assay technologies, comprising over 120 assays for different molecular targets alone. The range of products includes methods for detecting widespread bacterial and viral infections such as Hepatitis, Tuberculosis, HIV or Borreliosis as well as rare but no less dangerous pathogens like Ebola, or the West Nile Virus. In many cases, QIAGEN is even the world’s only commercial provider of certain tests and can offer the right assay systems quickly based on its extensive expertise when new, previously unknown pathogens emerge.

Complementary instruments like the QIAsymphony platform, which covers all steps from sample preparation to the final result, enables fully automated processing of the sample preparation and testing kits. Unlike in prevention applications, in profiling QIAGEN relies on mid-throughput solutions, which are extremely flexible and can process almost any source material and detect different targets. In 2009, QIAGEN was able not only to conclude strategically important initiatives in this area and to continue to expand its excellent position as the market and technology leader, but was also able to demonstrate its profiling expertise in the face of the swine flu pandemic.

QIAGEN was one of the first companies in the world to provide public health authorities, hospitals and clinics suitable products for monitoring infections with Influenza A/H1N1.

QIAGEN was one of the first companies worldwide to provide public health authorities, hospitals and clinics suitable products for monitoring infections with Influenza A/H1N1. Due to its wealth of experience in the area of testing systems for bird flu (H5N1) and SARS, as well as thanks to its close cooperation with reference labs and public health authorities, QIAGEN was able to provide clinically verified assay systems for detecting the novel flu virus in just under two weeks following the death of Maria Adela Gutierrez, therewith actively helping to fight the pandemic.

QIAGEN has quickly become one of the most important providers of needed monitoring technologies through its assays for detecting influenza A/H1N1, multiplex assays for detection of different seasonal subtypes of the flu virus, technologies for researching potential mutations of the virus and numerous assay components and reagents for sample preparation. Once again, QIAGEN’s technologies found themselves to be integral components of numerous test protocols of public health

QIAGEN Annual Report 2009	25

authorities like the Centers for Disease Control (CDC) in the United States and the WHO as well as national reference labs around the globe. The Company itself signed numerous supply agreements with public health authorities in Europe, Asia, Latin America and other regions. QIAGEN products were supplied to the United States Army and were used by Saudi Arabian government bodies to monitor possible swine flu infections along the annual pilgrimage route to Mecca.

QIAGEN’s technologies are integral components of numerous test protocols of public health authorities like the U.S. Centers for Disease Control and the WHO.

The major benefit of QIAGEN’s sample preparation and assay technologies in the fight against diseases also became clear in other cases and applications in 2009. Over the past fiscal year, QIAGEN further expanded its geographical presence, reinforcing its activities especially in Latin America and Asia. The expansion was a huge success: With an increase in sales by approximately 90% in China alone, Asia contributed to around 12% of the Company’s sales in 2009. Another major geographic area is Latin America were we finalized important strategic initiatives.

These initiatives included the signing of a five-year supply agreement covering assay technologies for Brazil’s national blood screening program. In the future, QIAGEN’s molecular assay procedures will help identify donors infected with HIV or Hepatitis faster and more reliably, increasing the safety of donated blood and curtailing the spread of these diseases. One key advantage of QIAGEN’s technologies over the immunodiagnostic procedures previously used is that they shorten the diagnostic window between the time of infection and diagnosis in the lab. As a result, experts expect these technologies to improve the diagnosis of infected blood donors in the future, helping to identify patients in need of treatment and greatly reducing the number of new Hepatitis C and HIV infections in Latin America’s most populous country.

One important driver behind the dissemination of molecular sample and assay technologies is progressive automation and thus standardization of workflows in the lab. Automated procedures minimize potential sources of error, improving results and accelerating workflows, which in turn improve efficiency. Most importantly, they enormously simplify application procedures of molecular sample and assay technologies, allowing the instruments to be operated not only by senior scientists and experts.

QIAGEN greatly expanded its automation portfolio in 2009 with the introduction of instruments like the EZ1 Advanced XL for sample processing, the Rotor-Gene Q real-time PCR thermocycler and the QIAgility for setting up PCR reactions. Customers in the area of profiling and other segments and markets can now choose from a wide range of automation platforms, which cover all steps from the sample to the final result and address different requirements in terms of sample throughput and detection technology.

The Rotor-Gene Q real-time detection platform introduced in 2009 is especially of note in the profiling segment. This thermocycler uses real-time PCR technology, which is considered the widely accepted standard in diagnostic and many research applications due to its extremely high sensitivity. The Rotor-Gene Q is considered one of the world’s most powerful molecular detection platforms based on PCR because of its unique technical features, like its special rotary design. QIAGEN’s customers also benefit from ideally aligned

26	QIAGEN Annual Report 2009

consumables that ensure the highest quality result, and from the Company’s extensive intellectual property portfolio. QIAGEN is one of the few companies in the world that can offer real-time PCR instruments and reagents for all applications in research and diagnostics without restrictions. The over 200 assay procedures available to date developed by renowned laboratories specifically for the Rotor-Gene Q cycler in addition to the products developed by QIAGEN speak to the platform’s widespread acceptance.

The trend toward progressive standardization of diagnostic procedures first manifests itself not at the analysis level, but as early as at the drawing, collection and transportation of sample material like blood and tissue. After all, comparability of results across different labs and countries can only be guaranteed if every patient sample is handled in exactly the same way along the path from the doctor’s office to the lab. The development and implementation of these types of standards within the entire European Union is the objective of the SPIDIA (Standardisation and improvement of pre-analytical procedures for in vitro diagnostics) project, which began in 2009 under the leadership of QIAGEN on behalf of the European Commission and with the participation of 16 partners in eleven countries. The aim is to develop uniform standards for handling of patient samples to increase the capabilities and utility of molecular based in vitro diagnostics in Europe.

In the future, QIAGEN will stay in the front line when it comes to increasing the benefit of molecular sample and assay technologies in the diagnosis of diseases and encouraging the dissemination of these potentially life-saving procedures. QIAGEN’s solutions will continue to give doctors and labs the right means to quickly and reliably solve even the most complicated puzzles they face as a result of new and widespread pathogens in their everyday clinical environment – like those that led to the death of Marie Adela Gutierrez.

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"Three years ago I was diagnosed with cancer. A personalized treatment especially adapted to my individual genetic profile allowed my rapid return to an active lifestyle."

It is shown in numerous studies that some drugs only work for certain patients but do not work in others. Statistics say that 90% of all drugs are effective in only 30% to 50% of all patients. Molecular diagnostic based [PERSONALIZED HEALTHCARE] enables doctors to choose the most effective, cost efficient and safest drugs based on the individual patient's genetic profile. Personalized healthcare not only reveals enormous saving potential for national healthcare systems, but even more importantly, it increases the safety in treatment decisions and allows faster and more effective therapy.

[Cancer Cells]

Cancer cells display uncontrolled growth, invasion, and sometimes metastasis. Cancer is caused by abnormalities in the genetic material of the transformed cells. These abnormalities or mutations may also affect genes that regulate the metabolic pathways. As a result, drugs that need to pass these pathways to develop their effects might be blocked and the treatment is lost for the patient.

QIAGEN’S SOLUTIONS FOR

[ PERSONALIZED HEALTHCARE ]

With a portfolio of around 20 molecular assays targeting today’s most prominent biomarkers and with more than 15 partnerships with pharmaceutical companies for companion diagnostics, QIAGEN is one of the world’s leading providers in personalized healthcare. QIAGEN has developed and marketed tests for detecting K-RAS and EGFR gene mutations, two companion diagnostics used in colon and lung cancer therapies. Companion diagnostics also cover assays for mutations in other oncogenes including PI3K, B-RAF and BCL-ABL, which play key roles in the treatment of numerous types of cancer. All companion diagnostics can run on the QIAsymphony and thereby provide further testament to the flexibility and menu breadth of this platform.

Personalized Healthcare

The annual symposium of the American Society of Clinical Oncology (ASCO) is considered the world’s largest and most important conference on cancer. Over 25,000 of the world’s leading oncologists, cancer researchers and other experts come together each year to debate the latest discoveries in cancer research. Dr. Eric Van Cutsem, professor of internal medicine at the University of Leuven in Belgium, had something special in his luggage for his presentation before this distinct panel in the summer 2008: the results of a large-scale, prospective clinical study on treatment of colon cancer, which would provide fodder for debates among experts.

The study was able to show that only one specific group of patients with metastatic colon cancer can benefit at all from treatment with a new drug class, so called monoclonal antibodies. Mutations in the K-RAS oncogene, which plays an important role in cell growth and division in the human body, were responsible. If patients had a mutation in this important gene, treatment had no effect. Since this mutation occurs in up to 40% of all colon cancer patients, the ASCO soon declared these findings one of the year’s most important scientific breakthroughs and added routine K-RAS testing to its guidelines for treating metastatic colon cancer in early 2009.

This is just one example of the radical about-face currently happening in the area of medicine under the label of personalized health-care and is expected to bring sweeping changes in the way diseases are treated over the long term. The basic idea is as simple as it is ingenious: the concept aims to adapt and optimize medical treatments based on the patient’s individual genetic make-up. In simplified terms, it’s about determining which patient receives which dosage of which drug at what time.

90% of all available drugs are effective in only 30% to 50% of all patients.

The fact that numerous drugs work for certain patients but do not work at all or can even have a negative impact in other patient groups has been known for several years. Statistics show that 90% of all available drugs are effective in only 30% to 50% of all patients. The rate is around 60% for asthma drugs, and only 30% and 25% for Alzheimer and cancer drugs respectively. These figures not only reveal enormous savings potential for national healthcare systems, which are estimated by some market observers to total up to $380 billion. Even more importantly, they also show that millions of patients did not receive the right treatment on time or even at all.

Despite this, doctors long had no alternative to the trial-and-error method. It wasn’t until the advent of molecular diagnostic technologies, which give doctors a picture of an individual patient’s genetic profile, that the promise of personalized healthcare could be adequately fulfilled, that doctors could choose the most effective and safest drugs before beginning treatment and prescribe the optimal dosage for each patient. In this context, the personalized healthcare segment comprises all assay procedures that are used to guide treatments for pre-diagnosed patients with an existing illness.

QIAGEN is the world’s leading provider in this segment with almost 20 molecular assay solutions for personalized healthcare, a packed development pipeline and over 15

32	QIAGEN Annual Report 2009

research and marketing partnerships with pharmaceutical companies. Here, multiple strategic initiatives in 2009 have been an important contribution, thanks to which QIAGEN was able to rapidly expand its existing assay and technology portfolio and market position.

An important milestone in the expansion of QIAGEN’s position in the personalized health-care segment was the acquisition of its British competitor DxS Ltd. in September 2009. The privately held company headquartered in Manchester was focused on developing molecular diagnostic products for applications in oncology and marketed tests for detecting K-RAS and EGFR gene mutations, two companion diagnostics used in colon and lung cancer therapies. The DxS range of products also included assays for mutations in other oncogenes like PI3K, B-RAF and BCL-ABL, which have been attributed a key role in the treatment of numerous types of cancer.

The acquisition of DxS created a highly synergistic combination, which optimally unifies the strengths of both companies, creating a leadership position in personalized healthcare. QIAGEN’s independence, the breadth of its molecular sample and assay technology portfolio, international distribution channels and its regulatory expertise also make the expanded company a key partner for pharmaceutical companies in this field.

Pyrosequencing technology enables to read out the exact sequence of individual DNA building blocks and to detect even mutations that were previously unknown.

In 2009, QIAGEN was able to build on the strong foundation it had laid in previous years. Early that year, QIAGEN added a new detection platform based on pyrosequencing technology to its instrument portfolio for personalized healthcare, which also includes such products as the QIAsymphony SP and Rotor-Gene Q. One important advantage of pyrosequencing is that the equipment reads the exact sequence of individual DNA building blocks, detecting even those mutations that were previously unknown. Therewith, the technology provides added information that can be relevant in personalized healthcare applications to further specify findings. The portfolio also includes customized assay technologies that enable mutations in genes like K-RAS, B-RAF and APOE to be detected.

To continue to further expand its activities in personalized healthcare, QIAGEN transferred part of its previous assay business for transplant medicine to the affiliated Swedish company LinkMed in spring 2009. The agreement included a product line for detecting human leukocyte antigens (HLA), which determine the properties of the cell surface and thus a potential immune response in organ transplant recipients. The transaction allowed QIAGEN to focus on applying this technology in personalized healthcare. Relevant assays for personalized healthcare applications enable typing of the HLA-B*5701 allele, which e.g. in AIDS patients is associated with strong adverse reactions to the common drug Abacavir.

U.S. market volume of personalized healthcare diagnostics estimated to be at around $24 billion.

As the leading provider, QIAGEN is perfectly positioned to continue to promote the dissemination of personalized healthcare and sustainably participate in opportunities to grow in this segment. Multiple factors contribute to the expected growth in the market for personalized healthcare, whose U.S. volume in diagnostics alone was recently estimated at $24 billion. In addition to mounting cost pressure in healthcare, regulatory restrictions, scientific progress and not least patient requirements, the pharmaceutical industry is

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Statistics show that 90% of all drugs prescribed work only in 30% – 50% of individuals. Novel innovative therapies might only be effective in a portion of the target population. The opportunity to Identify a sub-group of patients likely to respond can dramatically increase cost effectiveness of a drug.

also increasingly recognizing the benefits of this concept for developing and marketing countless new drugs.

Expanding the blockbuster model practiced until now – developing one-size-fits-all drugs for the largest population groups possible – through the development of novel personalized healthcare solutions (drugs that are administered in combination with so called companion diagnostic tests) can in fact have numerous advantages for companies in the pharmaceutical industry. Key driving forces are the extremely high costs and risks associated with the many-year process of developing new drugs. Expensive clinical trials in which new drugs must prove effective and safe before they can be approved are especially critical. Yet unanticipated side effects can result in lawsuits and product recalls even after a drug is approved.

Molecular sample and assay technologies can solve this problem by enabling clinical studies to be carried out more efficiently and safely. Using molecular assays, pharmaceutical companies can identify study participants in which drugs are now likely to have the desired effect and enrich the trials with the right patients to increase the significance of results. Subsequently, marketing the drugs in conjunction with a diagnostic assay would prevent undesirable side effects, and the increased effectiveness of the drug would become more valuable to certain patient groups.

As a partner for the pharmaceutical industry, QIAGEN follows the entire development process of new drugs, from researching the molecular basis of a disease, identifying potential targets, active ingredients and biomarkers to conducting clinical trials and marketing the drug. QIAGEN offers an extensive range of

34	QIAGEN Annual Report 2009

sample and assay technologies including the appropriate automation, which was once again significantly expanded in 2009.

PCR-based assay panels for entire biological pathways associated with certain diseases or cell processes which QIAGEN added to its portfolio in 2009 are an important boon to its customers in biomedical and pharmaceutical research. Unlike traditional tests, these types of detection procedures can simultaneously analyze up to several hundred DNA, RNA and miRNA molecules associated with certain diseases or with processes like programmed cell death, toxicology or signaling. The test panels enable a targeted analysis of the interaction between individual molecules in the human body, which significantly accelerates and facilitates the discovery and validation of potential biomarkers. This information collected around new biomarkers may also provide considerable benefits for the development of new diagnostics for applications in personalized healthcare and other molecular diagnostics segments. In addition, it may prompt collaborations for the direct transfer of identified and validated biomarkers and speed up the approval processes of diagnostic assays.

Currently nearly 3,000 drugs are in development of which 50 alone address the EGFR signaling pathway using the B-RAF, K-RAS, EGFR and PI3K biomarkers covered by QIAGEN.

Identifying and validating new biomarkers will continue to fuel the dissemination of personalized healthcare in the future and expedite the combined approval and introduction of new drugs and molecular tests. QIAGEN plays a pioneering role in this area as well and has taken additional preparatory steps to initiate cooperation with pharmaceutical companies and to submit its K-RAS assay to the US Food and Drug Administration (FDA) for approval. The almost 3,000 drugs currently in development, of which 50 alone address the EGFR signaling pathway using the B-RAF, K-RAS, EGFR and PI3K biomarkers covered by QIAGEN, and of which others will likely only work in subpopulations only hint at the dynamics of development in the years to come.

The continuing advances in life science also bring an additional impetus to this trend. Thousands of scientists around the world use QIAGEN’s technologies in areas such as epi-genetics, miRNA research and system biology to decode the molecular basis of many diseases and study new biomarkers that will allow doctors to develop brand new individualized strategies in the fight against many of today’s most threatening diseases. QIAGEN will continue to be involved in this process into the future and provide researchers the advanced technologies needed to achieve these breakthroughs.

Today, however, it is already clear that the application of personalized healthcare is one of the most important emerging trends. In the years to come, it will shape our understanding of healthcare and change it over the long term, not only in areas like oncology. Personalized healthcare will make medical care more effective and safer, greatly unburden healthcare systems by improving efficiency and tap new growth markets for pharmaceutical companies. Molecular information is the key to this development, and QIAGEN better than any company covers the entire value chain from development and validation of new biomarkers and conducting clinical trials to marketing clinically validated assay systems. K-RAS is one example of where we are headed. Less than two years after Dr. Van Cutsems’ talk in Chicago, the corresponding test is already regarded as an internationally accepted standard in colon cancer treatment, and nearly all patients will soon be able to benefit from this breakthrough.

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"Point of need testing allows us to take care of our patients in emergency situations or when laboratory services are unavailable."

Technological advances started a trend toward decentralizing healthcare – the [POINT OF NEED] testing. New technologies and procedures enable doctors to perform molecular tests wherever they are needed. Solutions for emergency care have improved, allowing healthcare professionals to make the right treatment decisions in settings without any suitable infrastructure or in situations which admit no delay, such as critical care. The same assay technologies and platforms also allow laboratory independent tests in applied testing surroundings including veterinary, food testing, forensic and others.

[Pathogenic bacteria – e.g. Salmonella]

Pathogenic bacteria are a major cause of human death and disease and cause infections such as tetanus, typhoid fever, diphtheria, syphilis, cholera, foodborne illness, leprosy and tuberculosis and in some cases require acute care and emergency testing. Bacterial diseases are also important in agriculture, with bacteria causing leaf spot, fire blight and wilts in plants, as well as Johne's disease, mastitis, salmonella and anthrax in farm animals.

QIAGEN’S SOLUTIONS FOR

[ POINT OF NEED ]

As the market and technology leader in molecular sample and assay technologies, QIAGEN recognized early on the growing need for highly reliable and fast yet sturdy and easy-to-use products for point of need testing. The careHPV test is a special version of QIAGEN’s digene HPV test, which is considered the gold standard for detecting human papillomavirus (HPV) infections in women in remote regions. In late 2009, QIAGEN added a unique optical fluorescence detection technology to its platform portfolio, which is considered an emerging standard in medical and industrial applications.

Point of Need Testing

Bringing medical advances to people – this simple formula expresses the vision that John Flynn pursued with drive and determination throughout his life. The Australian priest recognized as early as 1917 the enormous potential that new technologies like radio and the airplane had not only for improving general quality of life, but above all for healthcare in his native country. Flynn had the idea of using airplanes and radio equipment to tackle the lack of adequate health-care infrastructure in the outback and ensure that people in the most remote corners of Australia received medical care in emergencies. The idea of the Flying Doctors was born.

Today, the Flying Doctors care for over 270,000 patients each year with 53 airplanes. The approach of offering medical care to patients directly where it is needed set an international precedent and found many imitators. What’s more, technological advances started a trend toward decentralizing healthcare, which continues today. Thanks to new technologies, tests and procedures that just a few years ago needed to be performed in a specialized facility can now increasingly be performed by doctors in their own offices. At the same time, the quality of emergency care has improved, enabling medical innovations to be transferred to sparsely populated regions without a suitable infrastructure. Likewise, new diagnostic technologies can help healthcare professionals to make the right treatment decisions in settings which admit no delay, such as critical care.

Point of need testing segment estimated to account for $13 billion in 2009 with huge growth potentials over the next five years.

In the global market for in vitro diagnostics, this trend is clearly reflected in the growth seen by the point of need testing segment, which accounted for $13 billion in 2009, the largest share of worldwide diagnostic product sales. According to market studies, these sales could grow to $18.4 billion in just five years. And this trend is in no way limited to medical diagnostics for humans. In other markets like food quality assurance, defense against biohazards and veterinary medicine, users are increasingly demanding procedures that enable the detection and identification of pathogens quickly and reliably at the point of need, and thus efficient management of commodity flows and the monitoring and containment of epidemics.

Molecular assay technologies that detect viruses and bacteria based on nucleic acids are suitable for these demands because of their high sensitivity and specificity. And yet the use of molecular assay systems has so far been reserved largely for specialized labs despite advances in standardization and automation of the necessary steps in the process. Only in these labs can specialists ensure controlled conditions and thus the basis for comparing results, which are achieved using highly precise and sensitive technologies like PCR. Moreover, the necessary equipment usually requires a minimum of infrastructure, like electricity, and generally is not intended for portable use, which means that it may need to be recalibrated after it is transported. In developing and newly industrialized countries, the lack of suitable personnel has also proven an additional stumbling block for wide-spread use of molecular assay technologies.

40	QIAGEN Annual Report 2009

As the market and technology leader in molecular sample and assay technologies, QIAGEN recognized early on the growing need for highly reliable and fast yet sturdy and easy-to-use products for point of need testing and invested its expertise first in the development of a specially adapted HPV test for low-resource regions. QIAGEN did so to great success, as evidenced by the significant progress in the development of the test in 2009.

The careHPV test is a special version of QIAGEN’s digene HPV test, which is considered the gold standard for detecting Human Papillomaviruses (HPV) in the prevention of cervical cancer. QIAGEN developed the careHPV test together with the nonprofit health organization PATH and with funding from the Bill & Melinda Gates Foundation for use in developing and newly industrialized countries, where 80% of the world’s cases of illness and death from cervical cancer occur. The portable test requires only a short training time and no access to running water or electricity. It returns highly reliable results in less than two hours. Herewith, the method meets all the key requirements for efficient use in point of need testing, even in remote regions.

Several milestones were achieved along this path in 2009. One important step toward widespread marketing of the new test was the start of clinical trials in China, where QIAGEN expects its first official approval by the SFDA regulatory agency following conclusion of the trials in 2010. QIAGEN simultaneously initiated additional research projects in Rwanda and Nigeria to collect further empirical data in the practical use of this life-saving method, while QIAGEN’s development partner PATH started a pilot project in Nicaragua. PATH’s activities aim to evaluate potential strategies for implementing cervical cancer screening based on the careHPV test in national health programs in developing and newly industrialized countries. Additional projects in India and Uganda have also been in place since 2010.

Acquisition of ESE GmbH added unique fluorescence detection technology, considered the emerging standard in point of need testing.

Another priority for QIAGEN is broadening its technology and product range for point of need testing in markets for molecular diagnostics and applied assay procedures. In late 2009, QIAGEN initiated the acquisition of ESE GmbH, headquartered in Stockach on Lake Constance, adding to its platform portfolio a unique fluorescence detection technology, which is considered an emerging standard in point of need testing and forms the basis of QIAGEN’s corresponding next-generation testing platform.

Unique battery-operated fluorescence detection technology produces results in just 5 to 15 minutes.

The detection platform is based on optical fluorescence measurement systems, which are integrated into compact modules and are also used in industrial applications in addition to the markets served by QIAGEN. These systems enable ultra-fast detection times, are highly portable and affordable. They produce results in just 5 to 15 minutes, can be battery-operated and are already available for less than $2,000. The optical fluorescence measurement system can process up to eight samples simultaneously and enable multiplexing, detecting multiple molecular targets in just a single test run.

To promote the use of this technology, QIAGEN is focusing on developing compatible detection methods for molecular diagnostics and applied assay procedures. Since the detection platform is compatible with QIAGEN’s

QIAGEN Annual Report 2009	41

sample and assay technologies, there is huge potential for expanding a market-driven test portfolio in adapting selected assay procedures for detecting viral and bacterial pathogens like salmonella, E. coli and influenza. Significant synergies result from the ongoing development projects for the QIAensemble high-throughput screening platform, which also uses isothermal assay systems such as a modified HDA technology. This technology enables amplification and detection reactions to occur at a constant temperature. Heating and cooling processes like those required in PCR-based methods can be avoided, thereby making the development of compact instruments easier.

The system has the potential to be used especially in low-throughput settings, in which fast and reliable test results are needed but no laboratory infrastructure is available. These could be molecular diagnostic applications like the direct detection of pathogens in emergency and operating rooms or in ambulances to enable targeted therapy to be started immediately upon arrival at hospitals. In such applications, QIAGEN’s fluorescence detection systems have the potential to tap new user groups for molecular sample and assay technologies and crowd out traditional methods like immunodiagnostics. QIAGEN expects its first submissions for regulatory approval of such assays to take place following the launch of clinical systems after 2011.

Point of need testing required in low-throughput settings where fast and reliable test results are needed but no laboratory infrastructure is available.

The detection platform also offers significant potential for applications in the market for applied testing procedures. In veterinary medicine, portable test systems could be used in the field, for example for detection and the immediate fight against widespread animal diseases without losing valuable time for transporting samples to a laboratory. In food quality testing, these procedures could be used to monitor samples seamlessly along the entire transportation chain from the processing facility to the consumer and without delays. The portability and universal applicability of the detection platform also make it the perfect choice for defending against biohazards where analyzing a large number of a variety of samples at different locations as quickly as possible is absolutely essential.

The development of suitable detection procedures can benefit from the numerous partnerships QIAGEN has entered in applied testing and was able to expand in 2009. In addition to cooperating with the Chinese Academy of Sciences in food quality control and with the Institutes of Animal Health in veterinary medicine, QIAGEN also cooperates with the renowned British Veterinary Laboratories Agency, a partnership that has already produced several assay procedures for detecting animal diseases. Based on these successes, QIAGEN was able to expand this partnership in 2009. In the future, both partners will work toward developing molecular assays for detecting infectious diseases in horses, including the dangerous equine respiratory disease strangles as well as certain infections of the reproductive system, for which thoroughbreds must be tested before breeding.

Leveraging point of need technologies in laboratory-based applications

Developments in point of need testing, however, are not only a helpful addition to stationary applications in the lab, but can also enhance them over the long term. Laboratory procedures are used whenever the procedure must be highly accurate and reliable “down to the last drop” and even minimal deviations

42	QIAGEN Annual Report 2009

can make a difference. Forensics is such a field, where laboratory procedures must meet the most stringent standards. Investigators often have only minute traces of genetic material to work with. Moreover, samples from crime scenes are often impure or have degenerated, which further complicates work. In these cases, scientists rely on advanced technologies that are at the cutting edge of what is possible.

Here, QIAGEN is setting standards with its sample and assay technologies. QIAGEN’s consumables and instruments are part of the standard equipment of leading forensic labs throughout the world. In the United States alone, the largest market, over 600,000 crime scene samples are tested year after year using QIAGEN products. QIAGEN has a significant market leadership in commercial sample preparation. QIAGEN owes this success to the continuous improvement and development of products like the EZ1 Advanced for automated purification of nucleic acids, which completed its third development stage in 2009. The EZ1 Advanced XXL can process up to 14 samples in a single run from a broad spectrum of sample materials like blood and tissue. It ensures the highest quality results and features a variety of proven functions like UV decontamination, barcode scanning and ease of use.

The EZ1 Advanced XXL can process up to 14 samples in a single run from a broad spectrum of sample materials like blood and tissue.

Although equipment like the EZ1 Advanced XXL is designed primarily for lab applications, its next development stages could benefit from point of need testing technologies. Specifically, development could benefit from the compact fluorescence detection modules at the core of QIAGEN’s new platform for point of need testing, which could also be integrated into stationary equipment for process control – for example for determining the DNA concentration in a purified sample – and thus as an additional quality assurance mechanism.

Having portable, widely useable platform technologies and assay content can create numerous synergies between QIAGEN’s solutions for stationary and mobile use, applications in prevention, profiling, personalized healthcare and point of need testing, which ultimately would help improve and thus continue to disseminate molecular assay systems in an increasing number of areas of everyday life. We are still in the very early stages of development. One day, compact detection modules could bring molecular technologies to almost every medical practice and other applications. It is hard for us today to imagine the variety of possibilities, but one thing seems certain: these types of assay systems will likely first find their way into the Flying Doctors’ luggage in keeping with the founder’s original idea.

QIAGEN Annual Report 2009	43

Innovation @ QIAGEN

Innovation is the most central value at QIAGEN. From the Company’s first days, we strived to improve and revolutionize the utility of applications for sample and assay technologies. And our vision for the future also builds on this power of our core innovation competency to shape the industries we serve.

At QIAGEN, we take great pride in our innovation culture that enables us to always exceed customer’s expectations, to exceed the targets we set and to shape new markets.

In 2009, we launched 79 new products in the area of sample and assay technologies into our markets which contributed 5% to our 2009 organic revenue growth rate of 13%. These new product introductions are a testament to QIAGEN’s focus on differentiating by innovation and building on a culture that is driven by individual talents, open working platforms, internationality and open and effective communication. Our full pipeline of new products, platforms and technologies builds a solid basis for our success in 2010 and beyond.

Innovation Culture

QIAGEN’s 3 I’s (Identity, Inspire and Impact) build the basis of our culture and give us the strength to make innovation a part of our daily work life.

In the way that DNA as genetic information is shaping the Identity of every human being, our employees shape the way we work together at QIAGEN. We believe that we have assembled a highly talented group of employees, working passionately, always striving for the best solution possible to create value for our stakeholders. We interact with each other in an honest and respectful way and are always open to actively search for new ideas.

By minimizing corporate hierarchy and living an open door culture we enable effective communication among employees of all levels, across departments and regions. Individual thinking and creativity is one of our key assets. We empower and encourage our employees to act entrepreneurial and to demonstrate leadership by exemplifying our vision and goals. Thereby, we Inspire and motivate QIAGEN’s people to new levels of innovation. We take great pride in providing an environment where talented and engaged individuals can find fulfilment in their jobs.

This engagement and talent of our employees are our most important success factors. They have an extremely high Impact on our business results. The synchronized translation of our culture (Identity) through leadership (Inspire) to our daily management and actions (Impact) is a secret of our success. The contribution from each employee is appreciated in the innovation

44	QIAGEN Annual Report 2009

QIAGEN’s 3 I’s – Identity, Inspire & Impact – build the basis of the company’s culture and make innovation a part of the daily work life. The synchronized translation of culture (Identity) through leadership (Inspire) to daily management and actions (Impact) is a pillar of QIAGEN’s success.

process, thus helping us to create amazing things that provide significant value to our customers. We reflect on personal actions and strive for continuous self improvement, continuous learning and self development. These, combined with a constant urge to challenge the status quo, are key elements of successful innovation cultures.

A key element of our 3 I system is that we foster excellent teams of exceptional individuals. As such, we are convinced that considering multiple, cross functional, cross-discipline views is critical to developing effective solutions. Hence, we foster teams who engage in open ways of thinking to draw the highest benefit from this diversity. Although, we invest more in research and development to drive innovation than almost any other company in our industry, we believe that innovation is far more than a goal only for research and development: It is a core mission for every employee, independent of position, department or region.

QIAGEN Annual Report 2009	45

Selected Product Introductions in 2009 and early 2010

Product	Application
SAMPLE TECHNOLOGIES
BioSprint One-For-All Vet Kit	Purification of viral DNA and/or RNA and bacterial DNA from veterinary samples
EasyXpress NMR Uniform Labeling Kit	Expression of large amounts of proteins in cell-free E.coli lysates
EasyXtal 15-Well Tool	Screw-in crystallization supports hanging drop protein crystallization
Gluthatione Superflow Matrices and GST-tag Antibody	Affinity purification of recombinant GST-tagged proteins and for detection of GST-tagged proteins
NeXtal CubicPhase Kit	Pre-spotted 96 well plates for automated membrane protein crystallization
Nextal Evolution µplate	96 well plates for high throughput protein crystallization
Ni-NTA Membrane Protein Kit	Solubilization and purification of His-tagged membrane proteins
PAXgene Blood miRNA Kit	Extraction of RNA including miRNA from PAXgene Blood RNA Tubes
PAXgene Tissue System	Fixation of tissue with simultaneous stabilization of biomolecules
QIAamp Circulating Nucleic Acid Kit	Concentration and purification of free-circulating DNA, RNA and miRNA from human plasma and serum
QIAGEN Plasmid Plus Kit	Large scale plasmid preparation
QIAsafe DNA Blood Kit	Room temperature storage, archiving and transport of blood
QIAsymphony AXpH DNA Kit	Extraction kit purification of DNA from PreservCyt liquid cytology samples using AXpH technology on QIAsymphony SP
RNeasy Protect Animal Blood System	Stabilization and purification of total RNA and miRNA from blood from small animals
SeqTarget Product Line	Upstream sample enrichment for NextGen Sequencing
Strep-Tactin Superflow Plus	Affinity purification of recombinant Strep-tagged proteins

ASSAY TECHNOLOGI ES
artus BK Virus RG PCR KI, CE marked	Detection of BK virus DNA from sample materials human plasma and urine by real-time PCR using Rotor-Gene Q instruments
artus Influenza/H1 LC/RG RT-PCR Kit	Detection of Influenza plus Influenza A (H1N1) by real-time PCR using the LightCycler or the Rotor-Gene Q
artus VZV Virus RG PCR KI, CE marked	Detection of varicella-zoster virus DNA from human cerebral spinal fluid (CSF) by real-time PCR using Rotor-Gene Q instruments
cador BTV RT-PCR Kits	Real-time PCR Kits for detection of Bluetongue Virus (BTV) in cattle and sheep
digene HPV Genotyping Test	PCR based assay for the in-vitro identification of 18 high-risk HPV genotypes
EpiTect HRM PCR Kit	High resolution melting (HRM) analysis of CpG methylation
miScript Precursor Assay	Detection of specific precursor miRNAs
PyroMark KRAS Kit, CE	Quantitative measurement of mutation levels of the human KRAS gene to select patients likely to benefit from anti-EGFR therapies
PyroMark PCR Kit	PCR master mix kit for optimized amplification of gDNA or bisulfite treated DNA for methylation sequencing analysis
QIAGEN HRM Genotyping PCR Kit	Genotyping of SNPs and mutations using high resultion melting (HRM) analysis on Rotor-Gene family
QuantiFast Multiplex RT-PCR Kits	Fast multiplex for one-step real-time PCR using TaqMan probes on any standard or fast cycler
Rotor-Gene Multiplex RT-PCR Kit	Ultrafast real-time multiplex one-step real-time PCR using TaqMan probes on the Rotor-Gene Q
Type-it HRM PCR Kit	Genotyping of SNPs and mutations on all rela-time PCR cyclers capable of high resolution melting (HRM) analyis

AUTOMATION
EZ1 Advanced XL	Walk away workstation for magnetic bead based nucleic acid purification. Fourteen samples per run and barcode reader
Rotor-Gene Q	Real-time PCR cycler featuring a rotary design including the option for high resolution melting (HRM) analysis
QIAsymphony AS	The second module of the QIAsymphony Series for automated assay set up in combination with the QIAsymphony SP
QIAgility	Reaction setup device specifically developed for PCR and real-time PCR setup
QIAxtractor	High throughput 96 wells nucleic acid purification system
Pyromark Q24	Using pyrosequencing technology for the detection and quantification of base variants
Pyromark Q96 MD/ID	Using pyrosequencing technology for the detection and quantification of base variants or sequence-based mutations

46	QIAGEN Annual Report 2009

Application Field	Markets	Applied Testing	Biomedical research	Clinical laboratories	Life Science research	Molecular Diagnostics	Pharma
All in one detection		•
Protein expression, Protein purification			•		•		•
Structural biology, Drug screening, Protein research			•		•		•
Protein purification, Protein expression, Protein detection			•		•		•
Protein research			•		•		•
Protein research			•		•		•
Protein expression, Protein purification, Protein detection			•		•		•
Biomarker discovery, Cancer research/oncology, Pharmacogenetics			•		•	•	•
Histology and molecular analysis on the same sample, e.g. in oncology or pathology		•	•		•	•	•
Biomarker discovery, Blood safety testing, Cancer research/Oncology, Genotyping			•		•	•	•
				•			•
Biobanking, Sample repository		•	•		•	•	•
Viral nucleic acid purification, HPV testing, Infectious disease, Virology			•			•	•
Gene expression analysis	[1]pre-clinical studies				•		•[1]
Cancer research/Oncology			•		•	•	•
Protein expression, Protein purification, Protein detection			•		•		•
Infectious disease testing			•			•	•
Infectious disease testing			•			•	•
Infectious disease testing			•			•	•
Infectious disease testing	[2] animal vaccine production	•					•[2]
Infectious disease testing						•
Biomedical research, Cancer research, Pharmacogenomics		•	•			•	•
Biomarker discovery, Cancer research/Oncology, Genotyping			•		•		•
Companion diagnostics, Pharmacogenetics, Genotyping			•			•	•
Methylation mechanism studies, Gene regulation, Gene silencing		•	•		•		•
Cancer research, Biomarker discovery, Genotyping		•	•		•	•	•
Gene expression analysis, Gene function analysis		•	•			•	•
Content		•	•			•	•
Cancer research, Biomarker discovery, Gonotyping		•	•		•	•	•
Purification of DNA and RNA from various types of samples		•	•			•
Gene expression, Pathogen detection, DNA methylation analysis, Genotyping, miRNA research		•	•		•	•	•
Liquid handling system supporting multiple cycler formats		•	•			•	•
Gene expression, Pathogen detection, DNA methylation analysis, Genotyping, miRNA research		•	•		•	•	•
	[3] veterinary	•[3]	•		•
Methylation analysis, Genotyping			•		•	•	•
Methylation analysis, Genotyping, Microbiological identification, Resistance typing (e.g. antibiotics)		•	•		•	•	•

QIAGEN Annual Report 2009	47

Financial Statements

Business Overview

Description of Our Business

We believe, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

•

Sample Technologies: Sample technologies are used to collect, stabilize, isolate and purify molecules such as deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from any biological sample. Our sample technologies provide access to the content of biological samples. These include solutions for the collection, stabilization, purification, handling and storage of any analyte (DNA, RNA, protein) from any sample (blood, bone, tissue, etc.). Our sample technologies ensure that a sample is processed in a reproducible, standardized method with the highest level of quality before entering the subsequent analysis phase, for which the Company provides a broad range of assay technologies, such as reagents and testing solutions.

•

Assay Technologies: Once the general group of biomolecules or a specific subgroup has been isolated with sample technologies, assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent detection and analysis. Our assay technologies include reagents which enable the detection of such target analytes, e.g. the DNA sequence from a specific virus, from a purified sample. We also provide closed assays, in which such assay technologies have been pre-configured to test for specific targets such as the influenza virus, hepatitis, HIV, HPV or herpes. We hold unique leadership positions in a wide range of tests including in HPV-testing, one of the largest and most rapidly expanding market segments for sample and assay technologies in molecular diagnostics, and specifically, in women’s health testing.

Our Products

We offer more than 500 consumable products and automated solutions and we regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2009 we launched 79 new products in the area of sample & assay technologies. We sell these products to academic research markets, to leading pharmaceutical and biotechnology companies, to molecular diagnostics laboratories as well as to customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

The main categories of our products include:

•

Consumables: Our consumable products include our sample and assay technologies. Sample technologies are used to collect, stabilize, isolate and purify DNA, RNA and proteins from all biological samples such as blood or tissue. Assay technologies like our amplification consumables or molecular diagnostic assays are used to make such isolated biomolecules visible. We offer most of our sample and assay consumable products, which can account for as much as 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit is sufficient to support a number of applications varying from one to one thousand depending on the kit. Each kit is covered by our quality guarantee.

48	QIAGEN Annual Report 2009

Major applications for our consumable products are plasmid, DNA purification; RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic testing and genotyping.

In 2007, we acquired Digene Corporation and began offering the digene HC2 HPV Test, a signal amplified test for the Human Papillomavirus for use in cervical cancer screening programs. The majority of our assays are validated with either manual or automated sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in the EU.

In 2009, we acquired DxS Ltd., a developer and manufacturer of companion diagnostic products (CDx) for personalized healthcare applications. With this acquisition, we added activities in companion diagnostics with a portfolio of molecular diagnostic assays and intellectual property, as well as a deep pipeline of active or planned companion diagnostic partnerships in oncology with many of the leading pharmaceutical companies, including Amgen, Boehringer Ingelheim, Bristol-Myers Squibb, AstraZeneca and others in the field of personalized healthcare.

Also in 2009, we acquired SABiosciences Corporation and added a leading portfolio of PCR-based, disease and pathway-based panels that play key roles in biomedical research and the development of future drugs and diagnostics for molecular analysis-based clinical development in pharmaceutical and biomedical research.

•

Instrumentation: Our instrumentation systems automate the above mentioned consumables in low, medium or high throughput scale as well as reaction set-up, allowing customers to perform reliable low- to high-throughput nucleic acid sample preparation, assay setup and other laboratory tasks.

Our automated systems offer walk-away automation of sample and assay technologies in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable sample technology products. The QIAcube received the distinguished New Product Award, or NPA, Designation of the Association for Laboratory Automation, or ALA, in February, 2007 and the QIAsymphony, which was introduced in January 2008, received the ALA NPA in 2008.

Also in early 2008, we released our QIAxcel, an innovative automated system. This system can replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories and can be used for the detection of results following the use of assay technologies. QIAxcel, which is designed to take the place of traditional slab-gel analysis, is characterized by an unprecedented sensitivity and time to results.

In 2008, we acquired Corbett, who is best known for having developed the world’s first rotary real-time PCR cycler system, the Roto-Gene Q, a system used to detect real-time polymerase chain reaction (PCR) reactions. Real-time PCR reactions are assay technologies which make specific sequences of DNA and RNA, targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s real-time PCR molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

Also in 2008, we acquired the Biosystems Business of Biotage, best known for having pioneered Pyrosequencing®, which has become a fundamental assay technology in next-generation sequencing. Pyrosequencing is a patented assay technology that in special formats can achieve significantly longer runs and can be employed in a massively

QIAGEN Annual Report 2009	49

parallel design to address the needs for applications such as high volume data generation in whole genome sequencing applications. In its widely used standard format, this technology provides the opportunity to read DNA-sequences up to 100 base pairs in real-time and at a price per read in the single dollar range.

In January 2010, we acquired ESE GmbH, a privately held developer and manufacturer of portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement devices. These fluorescence detection systems are utilized for point of need testing in healthcare and applied testing markets enabling low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

In addition, key programs currently underway include the further development of our modular, medium throughput QIAsymphony platform and the related sample and assay technologies. This system features specifications such as random access and continuous load capabilities and is designed to ultimately allow fully integrated processing of a wide range of molecular tests – from sample to result. Also, further work is continuing on our next generation high throughput of molecular testing platform, the QIAensemble system. The QIAensemble system will automate most all steps in the workflow for high throughput testing and its menu will also include our new version of our HPV tests.

•

Other: A very small part of our business revenues comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies” and due to the size of the markets for products that utilize this core expertise, we can invest more in research and development on our core application area than we believe is typical in our industry. Approximately 700 employees in research and development, who work in six centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Our investment in research and development accounts for more than 10% of our sales. Our total research and development expenses in 2009, 2008 and 2007 were approximately $107.9 million, $97.3 million, and $64.9 million, respectively. We have fast, proven innovation cycles, with approximately five percent of 2009 revenue growth stemming from new products launched in 2009. Our comprehensive intellectual property portfolio spans over 700 granted patents and more than 800 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of sample and assay technology applications and generate an increased demand for our consumable products.

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential in the Americas, Europe, Australia, and throughout Asia. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 1,200 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff is experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages,

50	QIAGEN Annual Report 2009

coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products, and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products.

To enhance the knowledge base of clinicians and to provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using our technologies. Additionally, we have implemented direct to consumer (DTC) advertising campaigns designed to educate women about the link between HPV and cervical cancer and the availability of our HPV Test.

We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific and clinical journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer various personalized electronic newsletters for our worldwide customers that provide helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full online product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. Some information is available on our website in French, German and Korean to support these local markets. In addition, we have full Japanese and Chinese language versions of our site. The information contained in, or that can be accessed through, our website is not part of this Annual Report.

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position while also reducing distribution costs and increasing our visibility in the laboratory.

Principal Markets

From our inception, we have believed that sample and assay technologies for nucleic acids and proteins would play an increasingly important role in cutting-edge molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing or personalized healthcare, and applied testing (or the use of molecular diagnostics outside of human healthcare), such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

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Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive, manual methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses traditional methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for assay technologies such as PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005, we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering. Finally, during 2008, through our acquisition of Corbett, we acquired the world’s first rotary real-time PCR cycler system, the Roto-Gene Q, a system used to detect real-time PCR reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample and assay technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify microorganisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

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We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone primary screen, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, reliability and standardization of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open assay technologies, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed assays, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in 2005, we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We view the molecular diagnostics market as having 4 key submarkets: Prevention, Profiling, Personalized Healthcare and Point of Need. Molecular diagnostics in the Prevention submarket are typically used in disease screening in non-symptomatic patients, such as HPV testing in primary cervical cancer screening. In the Profiling submarket, diagnostics are typically used to screen symptomatic patients for disease, such as the use of our flu testing solutions in patients presenting flu-like symptoms. In Personalized Healthcare, diagnostics are used in order to stratify the population to determine which patients are most likely to respond positively to a particular therapy, such as KRAS testing in conjunction with antibody linked chemotherapies for the treatment of colorectal cancer. Finally, the Point of Need diagnostics are used in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

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We expect molecular diagnostic tests at large to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular-based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. In the Personalized Healthcare segment, physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs. Additionally, the relatively straightforward format and fast turnaround time of molecular tests allows for near patient testing in the Point of Need diagnostics segment.

Applied Testing Market

We believe that emerging applied testing markets (which we define as the molecular diagnostics market outside of human healthcare), such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular-based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

Seasonality

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the NIH and similar agencies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Revenue by Geographic Region

The table [T1] on page 55 sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all of our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. Additional information with respect to operations by geographic region can be found in Note 19 in “Financial Statements” included in Item 18, of our Form 20-F enclosed with this Annual Report.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In the years ended December 31, 2009, 2008 and 2007, our purchases of intangible assets have totaled approximately $17.2 million, $18.5 million, and $24.1 million, respectively. We do not depend solely on any individual patent or technology owned or licensed by us. We are, however, significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products as one of the major keys to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 149 issued patents in the United States, 107 issued patents in Germany and 527

54	QIAGEN Annual Report 2009

Revenue by Geographic Region	[T1]

Net Sales

$ 1,000	2009	2008	2007
Americas ¹	1,060,307	988,617	465,878
Germany ¹	391,312	331,013	270,173
Switzerland ¹	128,627	77,745	56,615
Asia ¹	135,779	90,047	71,168
All Other ¹	241,992	210,439	148,082
Corporate ¹	334	878	350

Subtotal	1,958,351	1,698,739	1,012,266

Intersegment Elimination ²	(948,526)	(805,764)	(362,492)

Total	1,009,825	892,975	649,774

¹	Includes net sales to affiliates.

²	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

issued patents in other major industrialized countries, and have 843 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by the individual in the course of their employment will be our exclusive property.

Additional information with respect to risks related to our reliance on patents and proprietary rights can be found in “Risk Factors” included in Item 3 of our Form 20-F enclosed with this Annual Report.

Partnerships, Alliances and Acquisitions

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to expand our business, we also intend to continue to pursue strategic investments in our acquisitions of complementary businesses and technologies as the opportunities arise. We currently develop integrated solutions for and together with many manufacturers from pharma and diagnostics.

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Competition

We believe that our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies, such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, reproducibility and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to: Promega Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid separation and purification; Life Technologies Corp. (created through the merger of Invitrogen Corp. and Applied Biosystems Inc. in 2008) and Promega Corp. for assay solutions; Life Technologies Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

In respect to our HPV franchise, we face competition from well established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies, such as Roche Diagnostics, Gen-Probe, Inc., and Hologic, Inc. (formerly Third Wave Technologies, Inc.), which are developing and/or marketing FDA approved HPV testing products, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. (formerly Cytyc Corp.) and Beckton Dickinson and Company (formerly TriPath Imaging). These tests, if approved by the FDA or similar non-U.S. regulatory authorities, may offer an alternative to our products and, considering the increasing acceptance of the importance of HPV testing, we expect competition to intensify.

With respect to our other diagnostic test products, the medical diagnostics and biotechnology industries are subject to intense competition. Some of our products, such as our tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott Laboratories, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, the competitor’s share of the existing market, access to distribution channels, regulatory approvals, and availability of reimbursement.

We believe that our competitors do not have the same comprehensive approach to sample and assay technologies and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation – a field in which we have a unique market and leadership position – is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets, such as applied testing and molecular diagnostics. Regarding our HPV test products, we believe we have a competitive advantage as a multitude of clinical trials, encompassing over one million women, have validated

56	QIAGEN Annual Report 2009

that our HPV test products, when used alone or in conjunction with the Pap test, have demonstrated their ability to enable significant diagnostic capabilities for cervical disease and cancer due to high clinical sensitivity and high negative predictive value. In addition to the industry leading clinical performance of our assay, considering the high volume needs of the HPV testing market, we believe additional competitive factors in the HPV testing market relate to automation, including performance and reliability, ease of use, standardization, cost, proprietary position, and regulatory approvals.

Our existing and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that development by others will not render our technologies or products non-competitive.

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material suppliers, potential new alternative sources of such materials, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.

Fiscal Year Ended December 31, 2009 Compared to 2008

Net sales

In 2009, net sales increased 13% to $1.0 billion compared to $893.0 million in 2008. The increase in total sales includes organic growth (13%) and sales from our recently acquired businesses (4%), partially offset by the negative impact of foreign currency exchange rates (3%) and the third quarter divestiture of our subsidiary in Austria (1%). Our 2009 net sales include the results of operations for the full year of Corbett, which was acquired in July 2008, as well as the acquisitions of DxS Ltd, acquired in September 2009, and SABiosciences, acquired in December 2009.

Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2009, net sales in Asia increased by 39%, primarily driven by China, Japan and Singapore, net sales in Germany increased by 24%, net sales in the Americas increased by 9% and net sales in all other countries increased by 5%, which includes the results of Corbett and DxS. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 86% of total sales, and instruments products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 10% and 37%, respectively, in 2009, as compared to 2008. The uncertainties of the current global financial crisis represent a risk for the Company, and while we expect continued growth in our consumables and instrumentation businesses, such future growth may be lower than our historical growth and future growth could be adversely effected.

A significant portion of our revenues is denominated in Euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. When calculated

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by translating the local currency, actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, net sales were negatively impacted by $28.8 million of currency effects for the year ended December 31, 2009, as compared to 2008.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2009, we launched 79 new products in the area of sample & assay technologies including the PAXgene Blood miRNA kit for use in cancer, biomarker and miRNA research and the QIAamp Circulating Nucleic Acid kit for sample preparation in prenatal or other circulating nucleic acid research. In addition, QIAGEN launched a number of assay technologies including two multiplexed, PCR-based CE-marked digene HPV Genotyping Tests, a next generation CE marked mutation profiling KRAS test, as well as a BRAF test for use in cancer treatments and a test for epigenetic methylation analysis based on pyrosequencing technology.

Gross profit

Gross profit was $667.1 million, or 66% of net sales, in the year ended December 31, 2009 as compared to $599.7 million, or 67% of net sales, in 2008. The absolute dollar increase in 2009 compared to 2008 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a period when compared to the gross margin of another period.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $53.6 million in 2009 as compared to $48.7 million in 2008. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

In addition, during 2009 and 2008 a total of $7.4 million and $1.4 million, respectively, was expensed to acquisition-related cost of sales related to the write-off of inventories made obsolete following an acquisition as well as to the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. Additionally, in 2009, we recognized a charge of $2.5 million to cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and the discontinuation of certain products.

Research and Development

Research and development expenses increased by 11% to $107.9 million (11% of net sales) in 2009 compared to $97.3 million (11% of net sales) in the same period of 2008. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) and EU CE approval of certain assays or instruments. The increase in research and development expense was partially offset by $2.8 million of currency impact in 2009 calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We have a strong commitment to research and development and expect to continue

58	QIAGEN Annual Report 2009

to make investments in our research and development efforts. Accordingly, our research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased by 8% to $244.8 million (24% of net sales) in 2009 from $227.4 million (25% of net sales) in 2008. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2009 as compared to 2008, is primarily due to our 2009 acquisitions, as well as the acquisition of Corbett which occurred in July of 2008, and thus is only included for part of 2008. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expense was partially offset by $6.9 million of currency impact in 2009 when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will, for the most part, grow at a slower rate than our overall revenue growth.

General and Administrative, Integration and Other

General and administrative, business integration, restructuring and related costs increased by 2% to $115.9 million (11% of net sales) in 2009 from $113.9 million (13% of net sales) in 2008. The increase in these expenses in 2009 is partly the result of general and administrative expenses related to our new acquired businesses. Additionally, during 2009, an impairment loss of $1.6 million of goodwill was recognized in connection with our acquisition of DxS Ltd. in September 2009. We have continued to incur integration costs for businesses acquired and such costs totaled approximately $21.5 million in 2009, as compared to $30.9 million in 2008. Included in these costs are $7.5 million in 2009 and $8.1 million in 2008 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, general and administrative, integration and related costs decreased by $2.1 million due to currency impact in 2009, as compared to 2008.

In October 2009, we started the closure of our facilities and relocation of our activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate our instrument manufacturing activities. The closure and relocation are expected to be completed in the second quarter of 2010 at a total pre-tax cost of approximately $4.0 million to $5.0 million.

As we further integrate the acquired companies, we expect to continue to incur additional business integration costs. We believe that over time the results of the integration activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.”

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Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2009, the amortization expense on acquisition-related intangibles within operating expense increased to $18.2 million compared to $14.4 million in 2008. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Purchased In-Process Research and Development

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, whose technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In connection with our 2009 acquisitions, we have capitalized $3.1 million of purchased in-process research and development as an indefinite lived intangible asset. Prior to January 1, 2009, in-process research and development was expensed. In connection with our 2008 acquisition of Corbett, we recorded charges of $985,000 for purchased in-process research and development. Beginning in 2009, purchased in-process research and development costs are capitalized and no longer expensed. Additional information regarding purchased in-process research and development can be found in Note 4 in the Notes to Consolidated Financial Statements included in Item 18 of our Form 20-F enclosed with this Annual Report.

Other Income (Expense)

Other expense was $7.9 million in 2009, as compared to other expense of $26.4 million in 2008. This decrease in expense was mainly due to lower interest expense, a gain from the sale of a cost-method investment and the impairment of a cost-method investment. During the fourth quarter of 2009, we sold our investment in a privately held company and realized a gain of $10.5 million. During the third quarter of 2008, in connection with the acquisition of Corbett, we recorded a $4.0 million impairment of a cost-method investment based on an assessment of the recoverability of the investment amount. Following the acquisition of Corbett, we anticipated a change in our purchasing pattern of the investee’s products, which was expected to negatively impact the forecasted financial condition of the investee. Accordingly, we believe the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that the recoverability of the asset through future cash flows was not considered likely enough to support the carrying value.

For the year ended December 31, 2009, interest income decreased to $3.5 million from $9.5 million in 2008. The decrease in interest income was primarily due to a decline in interest rates.

Interest expense decreased to $29.6 million in 2009 compared to $37.5 million in 2008. Interest costs primarily relate to our long-term debt. Additional information regarding long-term debt can be found in Note 14 in the Notes to Consolidated Financial Statements of our Form 20-F enclosed with this Annual Report. The decrease in interest expense is primarily due to a decrease in the interest expense on our term loan as a result of a decreasing LIBOR rate as well as a $25.0 million decreased debt balance.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2009 and 2008, our effective tax rates were 20% and 25%, respectively. In 2009, the mix of earnings was more heavily weighted in the lower tax rate jurisdictions versus

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higher tax rate jurisdictions in 2008. Additionally, a number of discrete events occurred during 2009 which resulted in favorable tax benefits being recognized in the income statement. These discrete events include but are not limited to post-merger internal restructuring initiated to better align our businesses which led to favorable tax benefits; sale of our Austrian business and a cost-method investment on almost an entirely tax free basis; tax planning and reductions in certain purchase-accounting-related deferred tax liabilities due to tax rate changes and step-up in tax basis. Certain of these items are non-recurring in nature and will not have a future tax rate impact.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2009, 2008 and 2007 was $5.6 million, ($0.2) million and $2.0 million, respectively, and is included in other income (expense), net.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2009 and 2008, we had cash and cash equivalents of $825.6 million and $333.3 million, respectively. We also had short-term investments of $40.0 million at December 31, 2009. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2009, cash and cash equivalents had increased by $492.2 million from December 31, 2008 primarily due to cash provided by operating activities of $217.0 million and financing activities of $629.2 million, offset by cash used in investing activities of $341.7 million. As of December 31, 2009 and 2008, we had working capital of $957.9 million and $441.2 million, respectively.

Operating Activities

For the years ended December 31, 2009 and 2008, we generated net cash from operating activities of $217.0 million and $173.0 million, respectively. Cash provided by operating activities increased in 2009 compared to 2008 primarily due to increases in net income, depreciation and amortization, and accrued and other liabilities, partially offset by increases in accounts receivable and inventories. The increase in net income and accounts receivable is primarily attributable to our 2009 sales growth, while the increase in depreciation and amortization is primarily due to our new acquisitions. The increase in accrued and other liabilities reflects higher accruals as a result of our growth, such as accrued payroll and royalties. The increase in inventories in 2009 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities

Approximately $341.7 million of cash was used in investing activities during 2009, compared to $210.5 million during 2008. Investing activities during 2009 consisted principally of cash paid for purchases of property and equipment and intangible assets as well as cash paid for acquisitions. During 2009, cash paid for acquisitions, net of cash acquired totaled $234.7 million and includes cash paid for acquisitions made in 2009 as well as milestone payments from previous acquisitions. In September 2009,

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we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom, for an upfront purchase price of $94.5 million in cash and potential future milestone payments. Additionally, in August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. In December 2009, we acquired SABiosciences, located in Frederick, Maryland for $97.6 million in cash subject to customary adjustment. Investing activities during 2008 consisted principally of purchases of property and equipment, intangibles and cash paid for acquisitions as well as a loan to Dx Assay Pte Ltd, our new joint venture in Singapore, partially offset by the sale of marketable securities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $106.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.6 million in 2010, $16.5 million in 2011, $16.2 million in 2012 and $54.9 million payable in any 12 month period from now until 2014 if certain criteria are met. Of the $106.2 million total contingent obligation, approximately $40.8 million is accrued as of December 31, 2009.

In January 2009, we purchased land adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) and in August 2009 began the construction to further expand the German facilities for research and development and production space. In addition, we are planning for expansions at our Germantown, Maryland facility for production and administrative space, construction on which is expected to begin in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately $93.9 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

Financing Activities

Financing activities provided $629.2 million in cash for the year ended December 31, 2009, compared to $12.8 million for 2008. Cash provided during 2009 was primarily due to the sale of 31.625 million common shares, including 4.125 million common shares upon exercise of the underwriters’ over-allotment option, in September 2009. After deducting the underwriting discounts, commissions and the offering expenses net of tax, the total net proceeds from the offering were $623.6 million. We intend to use the net proceeds of this offering to fund acquisitions, including our September 2009 acquisition of DxS Ltd. and our December 2009 acquisition of SABiosciences, to strengthen our balance sheet and for general corporate purposes.

We have credit lines totaling $183.7 million at variable interest rates, an insignificant amount of which was utilized as of December 31, 2009. We also have capital lease obligations, including interest, in the aggregate amount of $38.9 million, and carry $920.0 million of long-term debt, of which $50.0 million is current as of December 31, 2009.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commenced July 2009. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

62	QIAGEN Annual Report 2009

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. At December 31, 2009, $145.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 2.14%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 3.91%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, we issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of $5.0 million of the 2004 Notes.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 10, 14 and 18 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of and during the years ended December 31, 2009, 2008 and 2007.

Contractual Obligations

As of December 31, 2009, our future contractual cash obligations are listed in the table [T2] on page 64.

In addition to the future contractual cash obligations listed in the table [T2] and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $106.2 million based on revenue and other milestones in 2010 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $10.8 million and are not included in the table above as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

QIAGEN Annual Report 2009	63

Contractual Obligations	[T2]

Contractual obligations $ 1,000	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt	920,000	50,000	220,000	650,000	—	—	—
Capital lease obligations	38,935	5,275	5,327	5,351	5,281	5,237	12,464
Operating leases	21,358	8,598	6,211	3,971	1,365	669	544
Purchase obligations	52,154	44,383	6,157	231	188	187	1,008
License and royalty payments	3,945	725	692	655	655	655	563
Lease termination	225	182	43	—	—	—	—

Total contractual cash obligations	1,036,617	109,163	238,430	660,208	7,489	6,748	14,579

Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, investments, goodwill and other intangible assets, share-based compensation, income taxes and purchase price allocation. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition

We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Investments

We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

64	QIAGEN Annual Report 2009

Goodwill and Other Intangible Assets	[T3]

$	Goodwill	Intangibles
Americas	1,021,543	469,366
Germany	64,330	123,335
Switzerland	12,492	10,662
Asia	15,805	9,728
All Other	222,894	137,378
Corporate	—	1,827

Total	1,337,064	752,296

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of influence that we exert. Assessing the level of influence involves subjective judgments. If management’s assumptions with respect to its level of influence differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets

We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. If we determine that the fair values of our reporting units are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2009, goodwill and intangible assets totaled $1.3 billion and $752.3 million, respectively, and were included in the following segments shown in the table [T3] above.

In the fourth quarter of 2009, we performed our annual impairment assessment of goodwill (using data as of October 1, 2009). In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill at December 31, 2009.

QIAGEN Annual Report 2009	65

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Share-Based Compensation

Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes

The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products, and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Further detailed financial information on the Company can be found in our Form 20-F, which is an integrated part of this Annual Report.

If the Form 20-F insert is missing from this Annual Report, it can be requested from the Company or can be downloaded from the investor relations section of QIAGEN’s homepage under www.qiagen.com.

66	QIAGEN Annual Report 2009

Consolidated Statement of Income	[T4]

Years ended December 31

$ 1,000 (except per share data)	2009	2008	2007
Net sales	1,009,825	892,975	649,774
Cost of sales	342,752	293,285	216,227
Gross profit	667,073	599,690	433,547

Operating expenses
Research and development	107,900	97,331	64,935
Sales and marketing	244,814	227,408	164,690
General and administrative, integration and other	115,933	113,936	87,178
Acquisition-related intangible amortization	18,221	14,368	7,711
Purchased in-process research and development	—	985	25,900

Total operating expenses	486,868	454,028	350,414

Income from operations	180,205	145,662	83,133

Other income (expense)
Interest income	3,522	9,511	19,509
Interest expense	(29,641)	(37,527)	(31,455)
Other income, net	18,244	1,640	4,539

Total other expense	(7,875)	(26,376)	(7,407)

Income before provision for income taxes and noncontrolling interest	172,330	119,286	75,726
Provision for income taxes	34,563	29,762	25,555

Net income	137,767	89,524	50,171

Less: Noncontrolling interest	—	491	49
Net income attributable to the owners of QIAGEN N.V.	137,767	89,033	50,122
Basic net income per common share attributable to the owners of QIAGEN N.V.	0.67	0.45	0.30
Diluted net income per common share attributable to the owners of QIAGEN N.V.	0.64	0.44	0.28
Number of shares used in computing basic net income per common share	206,928	196,804	168,457

Number of shares used in computing diluted net income per common share	213,612	204,259	175,959

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

QIAGEN Annual Report 2009	67

Consolidated Balance Sheets Assets	[T5]

As of December 31

$ 1,000	2009	2008
Assets
Current assets
Cash and cash equivalents	825,557	333,313
Short-term investments, stated at market value	40,000	—
Accounts receivable, net of allowance for doubtful accounts of $3,402 and $3,070 in 2009 and 2008, respectively	193,737	158,440
Income taxes receivable	12,907	14,441
Inventories, net	130,851	108,563
Prepaid expenses and other	96,893	61,424
Deferred income taxes	33,525	27,374

Total current assets	1,333,470	703,555

Long-term assets
Property, plant and equipment, net	317,467	289,672
Goodwill	1,337,064	1,152,105
Intangible assets, net of accumulated amortization of $219,731 and $132,570 in 2009 and 2008, respectively	752,296	640,309
Deferred income taxes	26,387	73,766
Other assets	29,780	25,916

Total long-term assets	2,462,994	2,181,768

Total assets	3,796,464	2,885,323

68	QIAGEN Annual Report 2009

Consolidated Balance Sheets Liabilities and Shareholders’ Equity	[T6]

As of December 31

$ 1,000	2009	2008
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	43,775	48,836
Accrued and other liabilities (of which $6,296 and $6,358 due to related parties in 2009 and 2008, respectively, see Note 18)	248,699	163,513
Income taxes payable	10,727	14,288
Current portion of long-term debt	50,000	25,000
Current portion of capital lease obligations	3,417	2,984
Deferred income taxes	18,912	7,754

Total current liabilities	375,530	262,375

Long-term liabilities
Long-term debt, net of current portion (of which $445,000 in 2009 and 2008 due to related parties, see Note 18)	870,000	920,000
Capital lease obligations, net of current portion	27,554	29,718
Deferred income taxes	212,690	212,589
Other (of which $1,391 due to related party in 2009 and 2008, respectively, see Note 18)	19,521	6,797

Total long-term liabilities	1,129,765	1,169,104

Commitments and Contingencies (Note 16)
Shareholders’ equity
Preference shares, 0.01 EUR par value, authorized – 450,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized – 40,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized – 410,000 shares, issued and outstanding – 232,074 and 197,839 shares at December 31, 2009 and 2008, respectively	2,711	2,212
Additional paid-in capital	1,622,733	958,665
Retained earnings	615,579	477,812
Accumulated other comprehensive income	50,146	15,155

Total shareholders’ equity	2,291,169	1,453,844

Total liabilities and shareholders’ equity	3,796,464	2,885,323

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

QIAGEN Annual Report 2009	69

Consolidated Statement of Shareholders’ Equity and Comprehensive Income	[T7]

$ 1,000	Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Share	Amount
Balance at December 31, 2006	150,168	1,535	178,656	344,739	41,235	566,165

Net income	—	—	—	50,122	—	50,122
Unrealized gain, net on hedging contracts	—	—	—	—	903	903
Realized loss, net on hedging contracts	—	—	—	—	611	611
Unrealized loss, net on short-term investments	—	—	—	—	(504)	(504)
Realized gain, net on short-term investments	—	—	—	—	(1)	(1)
Unrealized gain, net on pension	—	—	—	—	47	47
Translation adjustment	—	—	—	—	32,733	32,733

Comprehensive income	—	—	—	—	—	83,911
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082)	—	(6,082)
Stock issued for the acquisition of eGene Inc.	870	12	15,598	—	—	15,610
Stock issued for the acquisition of Digene Corporation	39,618	563	635,388	—	—	635,951
Equity awards issued in connection with the Digene acquisition	—	—	33,212	—	—	33,212
Common stock issuances under employee stock plans	4,679	65	42,217			42,282
Tax benefit of employee stock plans	—	—	9,944	—	—	9,944
Share-based compensation	—	—	8,982	—	—	8,982
Proceeds from subscription receivables	—	—	1,600	—	—	1,600

Balance at December 31, 2007	195,335	2,175	925,597	388,779	75,024	1,391,575

Net income	—	—	—	89,033	—	89,033
Unrealized loss, net on hedging contracts	—	—	—	—	(3,920)	(3,920)
Realized gain, net on hedging contracts	—	—	—	—	533	533
Realized loss, net on short-term investments	—	—	—	—	(780)	(780)
Unrealized gain, net on pension	—	—	—	—	65	65
Translation adjustment	—	—	—	—	(55,767)	(55,767)

Comprehensive income	—	—	—	—	—	29,164
Stock issued for the acquisition of eGene Inc.	17	1	301	—	—	302
Stock issued for the acquisition of Corbett	219	3	4,231	—	—	4,234
Common stock issuances from conversion of warrants	395	5	4,995	—	—	5,000
Common stock issuances under employee stock plans	1,873	28	13,427	—	—	13,455
Tax benefit of employee stock plans	—	—	(662)	—	—	(662)
Share-based compensation	—	—	9,791	—	—	9,791
Proceeds from subscription receivables	—	—	985	—	—	985

Balance at December 31, 2008	197,839	2,212	958,665	477,812	15,155	1,453,844

70	QIAGEN Annual Report 2009

Consolidated Statement of Shareholders’ Equity and Comprehensive Income (Continued)	[T7]

$ 1,000	Common Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
	Share	Amount
Net income	—	—	—	137,767	—	137,767
Unrealized loss, net on hedging contracts	—	—	—	—	(9,005)	(9,005)
Realized gain, net on hedging contracts	—	—	—	—	5,841	5,841
Unrealized gain, net on pension	—	—	—	—	210	210
Translation adjustment	—	—	—	—	37,945	37,945

Comprehensive income	—	—	—	—	—	172,758
Common stock issuance from public offering	31,625	462	623,109	—	—	623,571
Common stock issuances from conversion of warrants	—	—	1	—	—	1
Common stock issuances under employee stock plans	2,610	37	26,883	—	—	26,920
Tax benefit of employee stock plans	—	—	3,363	—	—	3,363
Share-based compensation	—	—	9,747	—	—	9,747
Proceeds from subscription receivables	—	—	965	—	—	965

Balance at December 31, 2009	232,074	2,711	1,622,733	615,579	50,146	2,291,169

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

QIAGEN Annual Report 2009	71

Consolidated Statement of Cash Flows	[T8]

Years ended December 31

$ 1,000	2009	2008	2007
Cash Flows From Operating Activities
Net income	137,767	89,033	50,122
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	48,575	42,618	31,257
Amortization of purchased intangible assets	71,819	63,086	31,326
Purchased in-process research and development	—	985	25,900
Non-cash acquisition related costs	10,030	5,869	2,839

Share-based compensation:
Share-based compensation expense	9,747	9,791	8,982
Excess tax benefits from share-based compensation	(5,942)	(1,775)	(9,944)
Deferred income taxes	(10,610)	(17,694)	(1,654)
Gain on sale of investments	(11,501)	—	—
Other	1,907	(843)	1,809

Net changes in operating assets and liabilities:
Accounts receivable	(25,213)	(19,078)	(21,378)
Inventories	(21,534)	(30,371)	(8,738)
Prepaid expenses and other	(9,364)	(396)	(4,604)
Other assets	(8,213)	4,975	(887)
Accounts payable	(9,076)	5,753	956
Accrued and other liabilities	23,859	19,081	(23,539)
Income taxes	12,473	1,595	(64)
Other	2,271	369	2,428
Net cash provided by operating activities	216,995	172,998	84,811

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(52,179)	(39,448)	(34,492)
Proceeds from sale of equipment	869	1,233	715
Purchases of intangible assets	(17,178)	(18,469)	(24,122)
Proceeds from sale/(purchases) of investments	1,476	(4,175)	(747)
Collections of note receivable in connection with disposed synthetic DNA business unit	—	—	5,106
Purchases of short-term investments	(40,000)	—	(45,444)
Sales of short-term investments	—	2,313	299,005
Cash paid for acquisitions, net of cash acquired	(234,732)	(150,531)	(859,692)
Loan to related party	—	(1,441)	—
Net cash used in investing activities	(341,744)	(210,518)	(659,671)

72	QIAGEN Annual Report 2009

Consolidated Statements of Cash Flows (Continued)	[T8]

Years ended December 31

$ 1,000	2009	2008	2007
Cash Flows From Financing Activities
Proceeds from debt	—	—	780,018
Repayment of debt	(25,000)	(5,000)	(337,811)
Principal payments on capital leases	(2,991)	(2,995)	(1,979)
Proceeds from subscription receivables	965	985	1,600
Excess tax benefits from share based compensation	5,942	1,775	9,944
Issuance of common shares	650,492	18,455	42,282
Other financing activities	(210)	(451)	—

Net cash provided by financing activities	629,198	12,769	494,054

Effect of exchange rate changes on cash and cash equivalents	(12,205)	10,744	(2,231)
Net increase (decrease) in cash and cash equivalents	492,244	(14,007)	(83,037)
Cash and cash equivalents, beginning of year	333,313	347,320	430,357
Cash and cash equivalents, end of year	825,557	333,313	347,320

Supplemental Cash Flow Disclosures
Cash paid for interest	27,662	36,460	30,531
Cash paid for income taxes	36,003	39,475	14,234
Supplemental Disclosure of Non-cash Investing and Financing Activities
Equipment purchased through capital lease	376	141	59

Issuance of common shares in connection with acquisitions	—	4,536	651,561

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

QIAGEN Annual Report 2009	73

Report of the Supervisory Board

To our Shareholders

The Supervisory Board thanks the Executive Committee and all QIAGEN’s employees for their significant contributions to QIAGEN’s success in 2009. In addition, we also would like to thank our partners and customers for their commitment and their trust in QIAGEN.

2009 was a very successful year in the 25 years of the Company’s history. We not only exceeded the one billion dollar revenue mark, but also further expanded our technology and market leadership in sample and assay technologies in all our customer segments. Very important milestones in 2009 were the strategic expansion of our molecular diagnostics business in emerging areas including personalized healthcare and point of need testing (in addition to our positions in prevention and profiling). By acquiring DxS Ltd. in September 2009 and by combining it with QIAGEN’s previous activities in companion diagnostics (CDx) for Personalized Healthcare, we created a very powerful leader in this transformational area of healthcare. In December 2009, we also acquired SABiosciences and added a portfolio of PCR-based, pathway- and disease-focused panels that represent highly efficient solutions for biomarker discovery and development and diagnostics. In January 2010, we acquired ESE GmbH and added to our instrumentation platform a portable, battery operated, “ultra-fast time to result” analysis system which enables low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required. All three acquisitions contribute to key elements of our strategy to lead in molecular diagnostics-based prevention, profiling, personalized health-care and point-of-need testing. With different platform technologies that address all needs in terms of throughput, flexibility in assay technologies, convenience in handling and efficiency in performance, an industry leading assays portfolio and a pipeline that provides us with an ongoing stream of new assays to launch, we are excellently positioned not only to participate but also to shape current and future trends in molecular based testing and life science research.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, the Company’s compliance, the Company-shareholder relationships, relevant corporate social responsibilities issues and human resources management.

In particular and as defined by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time to discussing the corporate strategy, the main risks of the business and the result of the assessment by the Managing Board of the design and effectiveness of the internal risk management and control systems as well as any significant changes thereto.

In addition, the Supervisory Board discussed its current composition, competence and desired profile. As the Supervisory Board strives for a more diverse composition in terms of factors such as age and gender, we hope to succeed in finding candidates who fulfil the other selection criteria as defined in the current profile of the Supervisory Board once a replacement or appointment of new Supervisory Board members becomes imminent. The current profile of the Supervisory Board can be found on the Company’s web page. The Supervisory Board conducted a self assessment on its functioning as well as the functioning of its committees and individual members and also reviewed the performance of the Managing Board and the performance of its individual members with and also in the

74	QIAGEN Annual Report 2009

absence of the members of the Managing Board. In its discussions, the Supervisory Board came to the conclusion that the Managing Board and the Supervisory Board properly functioned and that its current profile, composition and the competence of its members are appropriate. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Company’s Remuneration Policy approved at the Annual General Meeting held on June 14, 2005.

Compensation of the members of the Managing Board consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation as well as pension plans. The Remuneration Policy and the various aspects of the compensation including the full remuneration of the Managing Board members broken down into its various components are described in greater detail in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates. The charters are published on QIAGEN’s website. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings and the main items discussed, the independence of its members and their remuneration as well as other information on the Supervisory Board can be found in the Corporate Governance Report which is an integral part of this Annual Report.

The Supervisory Board met five times during the course of 2009 with regular attendance of the members of the Managing Board. We are pleased to report very high attendance at our meetings – none of the members of the Supervisory Board has been frequently absent from the Supervisory Board meetings in 2009. The personal data and other board positions held by the members of the Supervisory Board are set forth in the Corporate Governance Report. All members of the Supervisory Board fulfil the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market and the Dutch Corporate Governance Code with the exception of Dr. Metin Colpan due to his former position as CEO of the Company. Additional information on how the duties of the committees of the Supervisory Board have been carried out in the financial year 2009 can be found in the Corporate Governance Report.

QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all stakeholders, including the shareholders and has always placed the highest standards on its Corporate Governance principles. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands’ Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004 and amended and restated as from January 1, 2009. It is the Company’s policy to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code although some minor deviations may result from effects such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where the Company’s common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s common shares have been listed since 1997. QIAGEN provides detailed disclosure regarding compliance with

QIAGEN Annual Report 2009	75

the German and the Dutch Corporate Governance Code in the Corporate Governance Report.

All Company operations are believed to be carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, and the laws of the German capital market, in particular the Wert-papierhandelsgesetz. The common shares of the Company are registered and traded in the United States of America on the NASDAQ Global Select Market and in Germany on the Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2009 earnings to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for the year 2009 are presented as prepared by the Managing Board, audited by Ernst & Young LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board. We recommend that the Annual General Meeting of Shareholders adopts the financial statements for the year 2009 as presented in this Annual Report. Additionally, we request that shareholders discharge the members of the Managing Board of their responsibility for the conduct of business in 2009 and the members of the Supervisory Board for their supervision of management.

The term of office of the members of the Supervisory Board expires as of the close of the Annual General Meeting of Shareholders of QIAGEN N.V. to be held on June 30, 2010. Prof. Dr. Detlev H. Riesner, Dr. Werner Brandt. Dr. Metin Colpan, Erik Hornnaess, Prof. Dr. Manfred Karobath, and Heino von Prondzynski will stand for re-election. Prof. Dr. jur Carsten P. Claussen has agreed to continue to serve as Special Advisor and Honorary Chairman.

The Supervisory Board proposed during the joint meeting of members of the Supervisory Board and Managing Board that the members of the Managing Board be reelected at the Annual General Meeting of Shareholders on June 30, 2010.

Venlo, the Netherlands, April 2010

Prof. Dr. Detlev H. Riesner
Chairman of the Supervisory Board

76	QIAGEN Annual Report 2009

Corporate Governance Report

This section contains an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the “Code”). The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization and processes to these rules.

Corporate Structure

QIAGEN is a public company with limited liability (naam-loze vennootschap) incorporated under Dutch law similar to a ‘Corporation’ (Inc.) in the United States. QIAGEN has a two-tiered board structure. QIAGEN is managed by a Managing Board, which is supervised and advised by a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

Managing Board

General

The Managing Board is responsible for the management and the general affairs of QIAGEN as well as defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee.

The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Composition and appointment

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors of QIAGEN.

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Currently, our Managing Board consists of following individuals [T9]:

QIAGEN Annual Report 2009	77

Managing Board	[T9]

Name	Age[1]	Position
Peer M. Schatz	44	Managing Director, Chief Executive Officer
Roland Sackers	41	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	49	Managing Director, Senior Vice President, Research and Development
Bernd Uder	52	Managing Director, Senior Vice President, Global Sales

¹	As of January 25, 2010

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Conflicts of interest

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2009.

Remuneration

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, which has been drafted taking into account the principles and best practice provisions of the Code, be determined by the Supervisory Board, on a proposal by its Compensation Committee. The current Remuneration Policy was adopted by the General Meeting on June 14, 2005.

The remuneration granted to the members of the Managing Board in 2009 consisted of a fixed salary and other variable components. Variable compensation includes onetime and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Managing Board members’ commitment to QIAGEN and its objectives. Please refer to the tables [T10] and [T11] on page 79 for information on the annual compensation of the Managing Board.

Further details on the composition of the remuneration of the Managing Board, and the implementation of the Remuneration Policy during the fiscal year 2009 are disclosed in the Remuneration Report of the Compensation Committee as published on the Company’s website at www.qiagen.com.

78	QIAGEN Annual Report 2009

Managing Board – Annual Compensation	[T10]

Year ended December 31

	Annual Compensation
$	Fixed Salary	Variable Cash Bonus	Other[1]	Total
Peer M. Schatz	1,220,000	673,000	1,000	1,894,000
Roland Sackers	520,000	315,000	41,000	876,000
Dr. Joachim Schorr	348,000	184,000	23,000	555,000
Bernd Uder	348,000	183,000	14,000	545,000

[1]

Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Managing Board – Long-Term Compensation	[T11]

Year ended December 31

	Long-Term Compensation
	Defined Contribution Benefit Plan in $	Stock Option	Restricted Stock Units
Peer M. Schatz	81,000	122,521	393,847
Roland Sackers	73,000	40,115	128,949
Dr. Joachim Schorr	26,000	19,088	61,360
Bernd Uder	48,000	18,168	58,403

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2009, the Supervisory Board had eight (8) regular meetings which were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Composition and appointment

The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule

QIAGEN Annual Report 2009	79

the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient.

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries.

Currently, the Supervisory Board consists of the following members [T12]:

Professor Dr. Detlev H. Riesner,

68, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection

Supervisory Board	[T12]

Name	Age	Position
Prof. Dr. Detlev H. Riesner	68	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	56	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	54	Supervisory Director
Erik Hornnaess	72	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	68	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	60	Supervisory Director and Member of the Audit Committee

80	QIAGEN Annual Report 2009

and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics (former Neuraxo) GmbH, Erkrath, Evocatal GmbH, Düsseldorf and DRK Blutspendedienst West, gGMBH, Hagen. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada, and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt,

56, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Dr. Metin Colpan,

54, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany and until 2009 a member of the Supervisory Board of GPC Biotech AG.

Erik Hornnaess,

72, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was

QIAGEN Annual Report 2009	81

the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath,

68, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R & D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R & D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski,

60, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV, Epigenomics, CARIDIAN BCT and Hospira, Inc.

Professor Dr. jur. Carsten P. Claussen,

82, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne and WAS Worldwide Analytical Systems AG, Kleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Conflicts of interest

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Supervisory Board require the approval of the Supervisory Board plenum. In 2009, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

Committees

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operate. These charters are published on QIAGEN’s website (www.qiagen.com).

82	QIAGEN Annual Report 2009

Audit Committee

Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems, be directly responsible for the proposal of the external auditor to the Supervisory Board which proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and to provide an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. QIAGEN’s internal audit department operates under the direct responsibility of the Audit Committee. The Audit Committee currently consists of three members: Dr. Brandt (Chairman), Mr. von Prondzynski, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as that term is defined in the provision III.3.2 and III.5.7 of the Code. The Audit Committee met seven (7) times in fiscal year 2009, whereof one meeting took place together with the external auditor and without the members of the Managing Board. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of the fees for such services. Further, it reviewed QIAGEN’s compliance with laws and policies such as the Code of Conduct; reviewed the Company’s risk management system; discussed the performance of the external auditor with management; discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor; and discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the external auditor and management and observed and discussed the development of accounting standards and their effects on QIAGEN’s financial statements. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the external auditor QIAGEN’s quarterly reports prior to their release to the press; and reviewed the quarterly and annual reports prepared under US-GAAP (reported on Forms 6-K and 20-F) to be filed with the Securities and Exchange Commission in the United States and the and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

Compensation Committee

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

The Compensation Committee currently consists of two members: Mr. Hornnaess (Chairman) and Professor Dr. Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met (ten) 10 times in fiscal year 2009. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application including stock rights or stock option grants on a monthly basis.

QIAGEN Annual Report 2009	83

Selection and Appointment Committee

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of our Managing Board and Supervisory Board and reports the results thereof to our Supervisory Board, proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to the selection and appointment criteria for senior management. The Selection and Appointment Committee prepares and submits to our Supervisory Board on an annual basis a report of its deliberations and findings.

The current members of the Selection and Appointment Committee are Professor Dr. Riesner (Chairman) and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee did not convene in 2009, however, in depth discussion on selection and appointment topics were held in 2 sessions of the Supervisory Board.

Remuneration

The Supervisory Board compensation for 2009 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board EUR 30,000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board EUR 20,000

•	Vice Chairman of the Supervisory Board EUR 5,000

•	Chairman of the Audit Committee EUR 15,000

•	Chairman of the Compensation Committee EUR 10,000

•	Fee payable to each member of the Audit Committee EUR 7,500

•	Fee payable to each member of the Compensation Committee EUR 5,000

Members of the Supervisory Board also receive EUR 1,000 for attending the Annual General Meeting and EUR 1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive EUR 1,000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year. Please refer to the table [T13] on page 85 for detailed information on the components of the compensation of the Supervisory Board members for 2009.

Supervisory Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. Please refer to the table [T14] on page 85 for information on options or other share-based compensation that were granted to the members of the Supervisory Board during 2009.

84	QIAGEN Annual Report 2009

Supervisory Board – Compensation	[T13	]

$	Fixed Retainer	Chairman/ Vice-Chairman Committee	Meeting Attendance	Committee Membership	Subcommittee Meeting Attendance	Variable Cash Bonus	Total
Prof. Dr. Detlev H. Riesner	42,000	28,000	15,500	—	xxxxxx	7,000	92,500
Dr. Werner Brandt	42,000	21,000	7,000	—	xxxxxx	7,000	77,000
Dr. Metin Colpan	42,000	—	15,500	—	xxxxxx	7,000	64,500
Erik Hornnaess	42,000	21,000	8,500	10,500	xxxxxx	7,000	89,000
Prof. Dr. Manfred Karobath	42,000	—	14,000	7,000	xxxxxx	7,000	70,000
Heino von Prondzynski	42,000	—	12,500	10,500	xxxxxx	7,000	72,000

Supervisory Board – Share-Based Compensation	[T14	]

Year ended December 31, 2009

	2009 Grants
Name	Stock Option	Restricted Stock Units
Prof. Dr. Detlev H. Riesner	1,937	5,366
Dr. Werner Brandt	1,937	5,366
Dr. Metin Colpan	1,937	5,366
Erik Hornnaess	1,937	5,366
Prof. Dr. Manfred Karobath	1,937	5,366
Heino von Prondzynski	1,937	5,366

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services subject to adjustment. During 2009, QIAGEN paid approximately $234,000 to Dr. Colpan for scientific consulting services including travel reimbursements under this agreement. Other than that, we did not pay any agency or advisory service fees to members of the Supervisory Board.

Share Ownership

The table [T15] on page 86 sets forth certain information as of January 25, 2010 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

The table [T16] on page 87 sets forth the vested and unvested options and stock awards of our officers and directors as of January 25, 2010.

QIAGEN Annual Report 2009	85

Share Ownership	[T15	]

Name and Country of Residence	Shares Beneficially Owned [1] Number		Ownership[2] Percent
Peer M. Schatz, Germany	1,609,334	[3]	0.7%
Roland Sackers, Germany	0	[4]	*
Dr. Joachim Schorr, Germany	0	[5]	*
Bernd Uder, Germany	0	[6]	*
Prof. Dr. Detlev H. Riesner, Germany	1,752,068	[7]	0.7%
Dr. Werner Brandt, Germany	800	[8]	*
Dr. Metin Colpan, Germany	4,538,703	[9]	2.0%
Erik Hornnaess, Spain	10,000	[10]	*
Professor Dr. Manfred Karobath, Austria	0	[11]	*
Heino von Prondzynski, Switzerland	0	[12]	*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 25, 2010.

[1]

The number of Common Shares issued and outstanding as of January 25, 2010 was 232,093,276. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.

[2]

Does not include Common Shares subject to options or awards held by such persons at January 25, 2010. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

[3]

Does not include 2,424,009 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

[4]

Does not include 110,815 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

[5]

Does not include 129,091 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 10/2011 and 2/2019.

[6]

Does not include 53,474 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

[7]

Does not include 81,069 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019. Prof. Riesner also has the option to purchase 82,302 Common Shares through Thomé Asset Management & Controlling. Includes 1,752,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

[8]

Does not include 1,108 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2019.

[9]

Does not include 774,552 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019. Includes 3,738,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 80,566 Common Shares through Thomé Asset Management & Controlling.

[10]

Does not include 90,402 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

[11]

Does not include 84,402 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

[12]

Does not include 1,108 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2019.

86	QIAGEN Annual Report 2009

Vested and unvested options and stock awards of our officers and directors as of January 25, 2010	[T16	]

Name	Total Vested	Total Unvested Options	Expiration Dates Options	Exercise Prices in $	Total Unvested Stock Awards
Peer M. Schatz	2,310,614	229,447	3/2011 to 2/2019	4.590 to 22.430	843,430
Roland Sackers	86,231	62,541	3/2011 to 2/2019	16.340 to 22.430	271,706
Dr. Joachim Schorr	111,706	35,451	10/2011 to 2/2019	11.985 to 22.430	129,963
Bernd Uder	36,588	34,070	3/2011 to 2/2019	16.340 to 22.430	125,362
Prof. Dr. Detlev H. Riesner	80,424	3,511	3/2011 to 2/2019	6.018 to 22.430	14,239
Dr. Werner Brandt	463	2,863	4/2018 to 2/2019	16.340 to 22.430	8,852
Dr. Metin Colpan	773,907	3,511	3/2011 to 2/2019	6.018 to 22.430	14,239
Erik Hornnaess	89,757	3,511	3/2011 to 2/2019	6.018 to 22.430	14,239
Prof. Dr. Manfred Karobath	83,757	3,511	3/2011 to 2/2019	6.018 to 22.430	14,239
Heino von Prondzynski	463	2,863	4/2018 to 2/2019	16.340 to 22.430	8,852
Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands each year, no later than six months following the end of the Company’s fiscal year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders representing at least 10% of the Company’s issued share capital. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 1% of the issued share capital or the shares that they hold represent a market value of at least EUR 50 million. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the date of the meeting. The notice convening a General Meeting accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions.

The Audit of Financial Reporting

The external auditor is appointed annually by the General Meeting. The Audit Committee recommends to the Supervisory Board the external auditor to be proposed for (re) appointment by the General Meeting. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditors. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is

QIAGEN Annual Report 2009	87

Employee Stock Options as of December 31, 2009	[T17	]

All Employee Options	Number of Shares	Weighted Average Exercise Price $	Weighted Average Contractual Term	Aggregate Intrinsic Value in $1,000
Outstanding at January 1, 2009	10,274,996	14.261

Granted	491,714	16.935
Exercised	(2,241,848)	12.006
Forfeited and cancelled	(243,303)	24.064
Outstanding at December 31, 2009	8,281,559	14.743	4.07	72,185

Exercisable at December 31, 2009	7,448,952	14.356	3.55	68,732

Vested and expected to vest at December 31, 2009	8,226,536	14.721	4.04	71,946

furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. At the Annual General Meeting in 2009 Ernst & Young Ac-countants was appointed as external auditor for the Company for the fiscal year 2009.

Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans.

The Company had approximately 0.4 million common shares reserved and available for issuance under these plans at December 31, 2009.

Stock Options

During the years ended December 31, 2009 and 2008, the Company granted 491,714 stock options. A summary of the status of the Company’s employee stock options as of December 31, 2009 and changes during the year then ended is presented in the table [T17] above.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is recognized ratably over the requisite vesting period, generally 10 years.

A summary of the Company’s restricted stock units as of December 31, 2009 and changes during the year are presented in the table [T18] on page 89.

Risk Management

The Company has identified various risk factors for its business which are set forth in detail in the 2009 Form 20-F. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The

88	QIAGEN Annual Report 2009

Restricted Stock Units	[T18	]

	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value in $1,000
Outstanding at January 1, 2009	1,908,161
Granted	1,601,504
Vested	(368,277)
Forfeited and cancelled	(102,231)
Outstanding at December 31, 2009	3,039,157	3.43	67,864

Vested and expected to vest at December 31, 2009	2,509,591	3.36	56,039

Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are presented in the table [T19] on page 90.

The senior level individuals that manage the aforementioned functional groups report either to the Chief Executive Officer or to another Executive Committee member, who, in connection with the Chief Financial Officer, make strategic determinations as to the proper risk management procedures to be employed by the Company based on their assessment of the level of these risks.

In 2008, QIAGEN has established a Compliance Committee under the leadership of the Company’s CFO in his function as Chief Compliance Officer which consists of senior level individuals from the Company’s departments of Human Resources, Internal Audit, SEC Reporting, Legal and Regulatory which inter alia, performs an assessments of the legal and regulatory risks and initiates any required corrective actions on a quarterly basis.

As a publicly listed Company in the United States, QIAGEN is subject to Sections 302 and 404 of the Sar-banes Oxley Act. The Company has enacted internal controls and procedures over its financial reporting in 2006 as described in more detail in item 15 of QIAGEN’s 2009 Annual Report on Form 20-F. In its report on its audit of the Company’s internal controls over financial reporting, the independent registered public accounting firm Ernst & Young expressed the opinion that QIAGEN has maintained in all material respects effective internal control over financial reporting as of December 31, 2009, under the applied criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission.

At least once a year, the Supervisory Board will discuss the corporate strategy and the risks of the business as well as the result of the assessment by the Managing Board and the Audit Committee of the structure and operation of the internal risk management and control systems and any significant changes thereto.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct, including business principles for our employees and rules of conduct, was adopted. The Code of Conduct can be found on our website.

Anti-Takeover Measures

In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN

QIAGEN Annual Report 2009	89

Risk Management – Groups and Functions	[T19	]

Functional Group	Risk Management Focus
Corporate Strategy	Monitoring of competitive threats to the business

Intellectual Property and Licensing	Monitoring of intellectual property infringements and recommendations to enhance the Company’s IP protection through new patentse

Operations, Engineering and QA/QC	Monitoring of production risks (i.e. – contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations)

Health, Safety and Environment	Monitor safety in operations and environmental hazard risks

Sales and Business Development	Monitor demand risks

Legal	Monitor legal exposures

which allows the Foundation to acquire preference shares from the Company if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in the interest of the Company and the interests of the Company’s stakeholders. No preference shares are currently outstanding.

Comply or Explain

The Company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the General Meeting. QIAGEN continues to seek ways to improve its corporate governance by measuring itself against international best practice. The Code was last amended on December 10, 2008 and can be found at www.commissiecorporategovernance.nl.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply certain principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons therefore. In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provisions. However, a few best practice provisions we prefer not to apply, due to the international character of our Company and to the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

The members of the Managing Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. The employment agreements of the Managing Directors with the Company have an indefinite term, but can be terminated

90	QIAGEN Annual Report 2009

with three months notice by the Managing Director and with six months notice by the Company. These agreements were entered into before the Code became applicable and their term was not renegotiated as this was not considered to be in the interest of the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a term deviating from the term set forth in the employment agreements with the Company (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.2.4 recommends that the number of granted options shall be dependent on the achievement of challenging targets specified beforehand.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s common shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “challenging target” that is specified beforehand.

3.	Best practice provision II.2.5 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified before-hand.

The members of the Managing Board are granted restricted stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent on the achievement of pre-defined performance goals. Restricted stock units are usually structured such that 40% of a grant vest after three years, 50% after five years and the remaining 10% after ten years.

4.	Best practice provision II.2.8 recommends that the maximum remuneration in the event of dismissal of a management board member may not exceed one year’s salary (the ‘fixed’ remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1. above (best practice provision II.1.1), the Managing Board members have, in addition to their employment agreement with the Company, entered into employment agreements with certain QIAGEN affiliates which have a term of 24 months and 36 months respectively. In case of a termination of such agreements without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate such Managing Board member for the remaining term of his employment agreement.

5.	Best practise provision III.3.5 recommends that the supervisory board may recover from the management board members any variable remuneration awarded on the basis of incorrect financial or other data.

In order to reclaim any remuneration granted on the basis of incorrect financial data, the Supervisory Board would require a legal entitlement based on the employment agreements of the affected Managing Director. The current employment agreements with the Managing Directors, which were entered into before the recent Code changes entered into effect, do not include such so called claw back clause.

6.	Best practise provision III.3.5 recommends that a person may be appointed to the supervisory board for a maxi- mum of three 4-year terms.

The chairman of the Supervisory Board, Prof. Riesner has been a member of the Supervisory Board of QIAGEN NV since its establishment in 1996. Further, Mr. Hornnaess served on the Supervisory Board since

QIAGEN Annual Report 2009	91

1998. Prof. Riesner contributes his profound scientific expertise and excellent connections in the scientific community to the board profile. In addition, Mr. Hornnaess contributes significant value due to his long term experience in various management positions in the life science industry. Both board members have a unique inside knowledge of the Company which QIAGEN considers as highly valuable. Therefore, QIAGEN strongly supports the reappointment of both members beyond the 12 year term as recommended by the Code.

7.	Best practice provision III.6.5 recommends that the company shall draw up regulations governing ownership of and transactions in securities by management or supervisory board members, other than securities issued by their ‘own’ company.

Since QIAGEN is a company of which the shares are currently not admitted to trading in The Netherlands we do not see a conflict with potential trades by Supervisory or Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United States regarding the ownership and transactions by Supervisory Board and Managing Board members in QIAGEN shares the compliance with which we consider to be sufficient.

8.	Best practice provision III.7.1 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of its Supervisory Board as a remuneration component since its establishment. Since 2007, members of the Supervisory Board were also granted restricted stock units. This practice is in compliance with international business practice in our industry, and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

9.	Best practice provision IV.1.1 recommends that a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

QIAGEN’s Articles of Association currently state that the General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

10.	Best practice provision IV.1.7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings.

QIAGEN does not make use of a registration date for the exercise of voting rights. All of QIAGEN’s shares are registered shares and all shareholders are welcome to a General Meeting, provided that a shareholder needs to inform the Company of his intention to attend the General Meeting by the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the same effect as a registration date, be it that a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meeting to shareholders.

92	QIAGEN Annual Report 2009

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law (AktG) or state the deviations recorded in the period. QIAGEN N.V. is a company organized under the laws of the Netherlands and subject to laws, rules and regulations in the Netherlands and in addition is listed at the NASDAQ. As such, QIAGEN’s compliance with the German Corporate Governance Code is dependent on such code’s compatibility with these foreign laws, rules, regulations and customs, which QIAGEN is subject to. QIAGEN hereby declares compliance with the German Corporate Governance Code with the following exceptions:

1.	Item 3.8 paragraph 2

If the company takes out a D & O (directors’ and officers’ liability insurance) policy for the Management Board, a deductible of at least 10% of the loss up to at least the amount of one and a half times the fixed annual compensation of the Management Board member must be agreed upon. A similar deductible must be agreed upon in any D & O policy for the Supervisory Board.

QIAGEN’s D & O insurance policy provides for a fixed deductible of USD 10,000 for the members of the Managing Board and the Supervisory which we consider an appropriate sign by our members to take responsibility for their actions.

2.	Item 4.2.3 paragraph 3

For instance, share or index-based compensation elements related to the enterprise may come into consideration as variable components. These elements shall be related to demanding, relevant comparison parameters. Changing such performance targets or the comparison parameters retroactively shall be excluded. For extraordinary developments a possibility of limitation (cap) must in general be agreed upon by the Supervisory Board.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is 2% higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Such option rights are subject to multi-year vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these instruments unless they succeed to increase shareholder value on a long-term basis. For those reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms as the most appropriate parameters for the stock options granted to the members of the Managing Board.

3.	Item 4.2.3 paragraph 4 and 5

In concluding Management Board contracts, care shall be taken to ensure that payments made to a Management Board member on premature termination of his contract without serious cause do not exceed the value of two years’ compensation (severance payment cap) and compensate no more than the remaining term of the contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and if appropriate also the expected total compensation for the current financial year.

QIAGEN Annual Report 2009	93

Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control shall not exceed 150% of the severance payment cap.

The employment agreements of the Managing Directors of the Company have an indefinite term, but can be terminated with three months notice by the Managing Director and with six months notice by the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a longer term (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months) set forth in the employment agreements with the Company. In case of a termination of such agreements without serious cause as defined by the applicable law, the Company would remain obliged to compensate such Managing Board Member for the remaining term of his agreement.

There are no arrangements for early retirement of the Managing Board members. In the event of the sale or the transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions including a merger, consolidation or a transfer of shares to a third party, the members of the Managing Board are entitled to a change of control bonus payment commensurate to a multiple (Peer M. Schatz 5 times, Roland Sackers 3 times, Bernd Uder and Joachim Schorr 2 times) of their annual salary (fixed payment plus annual bonus). The Company believes that the before mentioned severance and change of control agreements are appropriate due to the long tenures of the Managing Board members.

94	QIAGEN Annual Report 2009

Glossary

[ A ] Amplification A mechanism leading to multiple copies of a chromosomal region within a chromosome arm. There are a lot of technologies being used to amplify genomics information. The most popular technology today is the Polymerase Chain Reaction (PCR) using heat-stable polymerase enzymes.

Applied Testing An area focused on sample preparation and assays (tests) for practical (rather than research) applications, including forensics, veterinary medicine, bio-defense (protection from harmful biological agents such as anthrax), food testing and others.

[ B ] Biomarker Refers to e. g. proteins which indicate a relevant biological condition (e. g., disease or predisposition to a disease).

Biomedical research Involves thorough investigation of any matter related to the domain of living or biological systems. Usually biomedical denotes a greater stress on problems related to human health and diseases.

[ C ] CE mark The CE mark (officially CE marking) is a mandatory safety mark on many products placed on the market in the European Economic Area (EEA).

Clinical trial Research studies. The most commonly performed clinical trials evaluate new drugs, medical devices, biologics, or other interventions to patients in strictly scientifically controlled settings, and are required for Food and Drug Administration approval of new therapies.

Companion diagnostics A key attribute of personalized medicine is the development of so-called companion diagnostics, whereby specific molecular assays that measure levels of proteins or genes or specific mutations are used to stratify disease status, select from among different medications and tailor dosages, provide a specific therapy for an individual’s condition, or initiate a preventative measure that is particularly suited to that patient at the time of administration.

CT Chlamydia trachomatis, a pathogenic. (disease-causing) bacteria. Chla-mydia infections are the most common bacterial sexually transmitted infections in humans and are the leading cause of infectious blindness worldwide.

Cytology The study of cells.

[ D ] DNA Deoxyribonucleic acid. Macromolecule with a double helix structure built up from the four bases adenine, guanine, cytosine, and thymine. DNA transmits genetic information.

DNA methylation Type of chemical modification of DNA that can be inherited without changing the DNA sequence.

DNA sequencing The process used to obtain the sequential arrangement of nucleotides in the DNA.

Drug metabolism Drug metabolism is the chemical alteration of a drug by the body.

Drug target Target for clinically relevant or therapeutic molecules used to fight genetic disorders and disease.

[ E ] Epigenetics A fundamental part of eukaryotic biology, and is perhaps most elegantly illustrated in the process of cellular differentiation, which allows cells to stably maintain different characteristics despite containing the same genomic material. The molecular basis of epigenetics involves modifications to DNA and the chromatin proteins that associate with it.

[ F ] FDA The Food and Drug Administration (FDA) is an agency of the United States Department of Health and Human Services and is responsible for regulating food, dietary supplements, drugs, biological medical products, blood products, medical devices, radiation-emitting devices, veterinary products, and cosmetics in the United States.

Functional genomics Study of the functions of genes.

[ G ] GC Neisseria gonorrhoeae, also known as Gonococci (plural), or Gonococcus (singular), is a species of Gram-negative kidney bean-shaped bacteria responsible for the sexually transmitted disease gonorrhoea.

Gene expression Transfer of genetic information to its active form, usually from DNA via RNA (transcription) into protein (translation).

Gene expression profiling Determines which genetic information has been transferred to its active form.

Gene interaction The collaboration of several different genes in the production of one phenotypic character.

Gene silencing Repression of gene expression – especially using the recently discovered mechanism of RNAi (RNA interference). siRNA duplexes can be designed to target and repress expression of specific genes.

Genetic modification (GM) Genetic engineering, and the now-deprecated gene splicing are terms for the process of manipulating genes, usually outside the organism’s normal reproductive process.

Genome The entire genetic information of an organism. In most organisms consists of DNA, in some viruses can consist of RNA.

Genomic DNA A representative sample of all the DNA in a genome.

Genomics The scientific study of genes and their role in an organism’s structure, growth, health, disease (and/or resistance to disease, etc.).

Genotyping Genetic fingerprinting, DNA testing, DNA typing, and DNA profiling – Study or testing of variations in the genetic information among different individuals.

[ H ] HDA Helicase dependent amplification. Isothermal amplification technology for nucleic acids.

High-throughput screening Testing of large numbers of samples per day, often simultaneously.

HLA Human leucocyte antigen, a gene product of the major histocompatibil-ity complex; these antigens have been shown to have a strong influence on human organ transplantation, transfusions in refractory patients, and certain disease associations.

HPV Papillomaviruses are a diverse group of DNA-based viruses that infect the skin and mucous membranes of humans and a variety of animals. Approximately 130 human papillomavirus (HPV) types have been identified, Persistent infection with one of the 15 “high-risk” subtypes of sexually transmitted may lead to potentially precancerous lesions and can progress to invasive cancer. HPV infection is a necessary factor in the development of nearly all cases of cervical cancer.

Hybrid capture technology Proprietary technology developed by Digene that serves as the platform for tests that detect HPV, chlamydia trachomatis (CT), neisseria gonorrhea (GC) and cytomegalovirus (CMV). It is called “hybrid capture” because RNA probes bind to the DNA in the targeted virus or bacterium, forming a “hybrid.” This hybrid is then “captured” by an antibody added to the solution. In a later step, additional antibodies (which produce light in the presence of hybrids) are introduced. They bind to the hybrids, resulting in the emission of light that is measured by a specialized laboratory instrument called a luminometer. The amount of light detected is proportional to the amount of target DNA present in the sample.

[ I ] Immunoassay Biochemical test that measures the concentration of a specific antibody in a biological liquid, typically serum or urine, using the reaction of an antibody or antibodies to its antigen. The assay takes advantage of the specific binding of an antibody to its antigen.

In vitro diagnostics In vitro diagnostic (IVD) tests are medical devices intended to perform diagnoses from assays in a test tube, or more generally in a controlled environment outside a living organism. In vitro means in glass in Latin.

[ K ] K-RAS Kirsten rat sarcoma viral oncogene homolog also known as K-ras is a protein which in humans is encoded by the K-ras gene. While the

QIAGEN Annual Report 2009	95

protein product of the unmutated K-ras gene performs an essential function in normal tissue signaling, mutated K-ras genes are potent oncogenes that play a role in many cancers.

[ L ] LIMS integration Laboratory Information Management Systems (LIMS) play a pivotal role in the integration and distribution of scientific information in the global enterprise.

[ M ] Metabolic enzyme A protein that catalyzes biochemical reactions in processes for the synthesis, modification, and breakdown of molecules (e.g. drugs) within a living organism. The metabolic enzyme pattern differs within individuals and provides a basis for the research of individual drug responses in patients.

Metabolic markers A molecular marker associated with a metabolic function.

Metabolism The entire set of enzyme-catalyzed transformations of organic nutrient molecules (to sustain life) in living cells. Conversion of food and water into nutrients that can be used by the body’s cells, and the use of those nutrients by those cells (to sustain life, grow, etc.).

microRNAs (miRNA) Single-stranded RNA molecules of about 21 – 23 nucleotides in length, which regulate gene expression. miRNAs are encoded by genes that are transcribed from DNA but not translated into protein (non-coding RNA).

Molecular biology The study of life processes at the molecular level, typically through the study of nucleic acids and proteins.

Molecular diagnostics The use of DNA, RNA, and proteins to test for specific states of health or disease.

Multiplex assay A multiplex assay is a type of laboratory procedure that performs multiple assays (dozens or more) concurrently.

[ N ] Nucleic acid Single or double-stranded polynucleotide. RNA or DNA.

[ O ] Oncogene An oncogene is a gene that, when mutated or expressed at high levels, helps turn a normal cell into a tumor cell. Examples are PI3K, B-RAF, BCL-ABL.

Optical fluorescence detection technology Fluorescence detection technology is a technique used to study molecular interactions in analytical chemistry, biochemistry, cell biology, physiology, nephrology, cardiology, photochemistry, as well as environmental science.

[ P ] Pathway A pathway (metabolic/biological) describes a series of actions among molecules in a cell. An understanding of entire pathways and the complex interactions of all molecules involved – as opposed to the study of individual molecules only – is a key to understanding the specifics of many diseases and the development of new diagnostics and drugs.

Pap smear The Papanicolaou test (also called Pap smear, Pap test, cervical smear, or smear test) is a cytology-based screening test screening test used in gynecology to detect premalignant and malignant (cancerous) processes in the ectocervix.

Pathogen A pathogen or infectious agent is a biological agent that causes disease or illness to its host.

PCR Polymerase chain reaction. The sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes.

Personalized medicine The use of information and data from a patient’s genotype, level of gene expression and/or other clinical information to stratify disease, select a medication, provide a therapy, or initiate a preventative measure that is particularly suited to that patient at the time of administration.

Pharmacogenetics The study of the association between genetics and response to drug therapy to select “the right medicine for the right patient”.

Pharmacogenomics Refers to the entire spectrum of genes that determine drug behavior and sensitivity. By analyzing the whole genome, pharmacog-enomics is concerned with genetic effects on drugs themselves and with the genetic variances that contribute to the variable effects of drugs in different individuals.

Polymerases An enzyme that catalyzes the production of a nucleic acid strand by using an existing strand as a template – used in PCR and RT-PCR.

Predisposition A genetic predisposition is a genetic effect which influences the phenotype of an organism but which can be modified by the environmental conditions. Genetic testing is able to identify individuals who are genetically predisposed to certain health problems.

Primer A primer is a strand of nucleic acid that serves as a starting point for DNA or RNA synthesis. They are required because the enzymes that catalyze replication, DNA polymerases, can only add new nucleotides to an existing strand of DNA.

Protein expression The translation and post-translational processing of proteins.

Pyrosequencing Pyrosequencing is a method of DNA sequencing (determining the order of nucleotides in DNA) based on the “sequencing by synthesis” principle, which relies on detection of pyrophosphate release on nucleotide incorporation rather than chain termination with dideoxynucleotides.

[ R ] Real-time PCR Polymerase chain reaction in real time. The sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes. Often used to measure the amount of a specific DNA molecule in a sample.

RNA Ribonucleic acid. Includes many types of biologically relevant molecules, especially mRNA (messenger RNA) which is copied from DNA and encodes proteins.

RNAi RNA Interference, is one methodology to cause gene silencing.

RT-PCR Reverse-transcriptase polymerase chain reaction. A technique that transcribes RNA molecules into DNA molecules, which are then amplified by PCR.

[ S ] SARS Severe acute respiratory syndrome is an atypical pneumonia, caused by the SARS coronavirus (SARS CoV), a novel coronavirus.

siRNA Short interfering RNA, a specific short sequences of double-stranded RNA (dsRNA) of less than 30 base pairs.

Sensitivity A statistical measure of how well a test correctly identifies a condition, whether this is medical screening tests picking up on a disease, or quality control in factories deciding if a new product is good enough to be sold. The results of the screening test are compared to some absolute (Gold standard); for example, for a medical test to determine if a person has a certain disease, the sensitivity to the disease is the probability that if the person has the disease, the test will be positive. High sensitivity is required when early diagnosis and treatment is beneficial, and when the disease is infectious.

SNP Single nucleotide polymorphism. DNA sequence variation occurring when a single nucleotide (A, T, C, or G) in the genome differs between members of a species. Variations in the DNA sequences of humans can affect how humans develop diseases and respond to pathogens, chemicals, drugs, vaccines, and other agents. SNPs are also thought to be key enablers in realizing the concept of personalized medicine.

Specificity A statistical measure of how well a test correctly identifies the negative cases, or those cases that do not meet the condition under study. For example, given a medical test that determines if a person has a certain disease, the specificity of the test to the disease is the probability that the test indicates ‘negative’ if the person does not have the disease. High specificity is important when the treatment or diagnosis is harmful to the patient mentally and/or physically.

Swine flu Swine influenza (also called swine flu, hog flu, and pig flu) refers to influenza caused by any strain of the influenza virus endemic in pigs (swine). Strains endemic in swine are called swine influenza virus (SIV). The 2009 flu outbreak in humans that is widely known as “swine flu” is due to a new strain of influenza A virus subtype H1N1 that derives by reassortment from one strain of human influenza virus, one strain of avian influenza virus, and two separate strains of swine influenza virus.

96	QIAGEN Annual Report 2009

Trademarks

Registered names, trademarks, etc. used in this document, even when not specifically marked as such, are not to be considered unprotected by law.

Trademarks

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN®. Other trademarks registered in the United States and in other countries include, inter alia: QIAGEN®, QIA®, QIAamp®, QIAcard®, QIAcube®, QIAensemble™, QIAEX®, QIAexpress®, QIAGEN Quality®, QIAgility®, QIApack®, QIAplex®, QIAprep®, QIAquick®, QIAsafe®, QIAsymphony®, QIAwell®, QIAxcel®, QIAxtractor®, QIAzol®, Autopure LS®, AllPrep®, Allprotector®, artus®, BioRobot®, BioSprint®, Bisulfitome®, cador®, careHPV™, Catrimox®, CompactPrep®, CoralLoad®, digene®, DirectPrep®, DNeasy®, DoubleTag®, DyeEx®, EASYartus®, EasyXpress®, EasyXtal®, Effectene®, EndoFree®, EpiTect®, EZ1®, FastLane®, FlexiGene®, FlexiTube®, GelPilot®, GeneGlobe®, Generation®, Gentra®, HC2 High-Risk HPV DNA Test®, HiPerFect®, HiSpeed®, HotStarTaq®, Hybrid Capture®, InhibitEX®, LabelStar®, LiquiChip®, LyseBlue®, MagAttract®, MaXtract™, Mass·Spec·Focus®, Mass·Spec·Turbo®, MinElute®, NeXtal®, Oligotex®, Omniscript®, PlasmidAmp®, PolyFect®, ProofStart®, PSQ®, Puregene®, Pyrogram®, PyroMark®, Pyrosequencing®, Q-Bond®, Q-Solution®, QGlyco®, Qproteome®, QuantiFast®, Quantiscript®, QuantiProbe®, QuantiTect®, Qubes®, QuickLyse™, Rapid Capture®, RCAT®, R.E.A.L.®, REPLI-g®, ResPlex®, RNAiFect®, RNAprotect®, RNeasy®, Sensiscript®, SPOC®, StaphPlex®, SuperFect®, T-Script®, TissueRuptor®, TopTaq®, TransMessenger®, TurboCapture®, TurboFilter®, Type-it®, UltraSens®, Vapor-Lock™.

For a complete list of QIAGEN’s trademarks and disclaimers please refer to QIAGEN’s webpage under http://www.qiagen.com/trademarks_disclaimers.aspx

In this annual report QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory requirements. Current QIAGEN molecular diagnostics products are five FDA (PMA approved or 510k cleared) products, 38 EU CE IVD assays, six EU CE IVD sample preparation products, nine China SFDA IVD assays and six Clinical sample concentrator products.

This Annual Report on Form 20-F may also contain trade names or trademarks of companies other than QIAGEN.

© 2009 QIAGEN, all rights reserved.

This annual report, in addition to historical information, contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such statements may involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. Please refer to the section entitled “Risk Factors” under Item 3 of our Form 20-F for the year ended December 31, 2009, which accompanies and is part of this Annual Report, for a discussion related to forward-looking statements contained in this Annual Report.

QIAGEN Annual Report 2009	97

Financial Calendar/Investor Relations Contacts

Financial Calendar

February	8, 2010	Publication of quarterly results 4/09 and year end results 2009
May	3, 2010	Publication of quarterly results 1/10
June	30, 2010	Annual General Meeting
August	9, 2010	Publication of quarterly results 2/10
November	8, 2010	Publication of quarterly results 3/10

Investor Relations		Imprint
Contact Europe	Contact USA	Concept and Design
Dr. Solveigh Mähler Director Investor Relations Phone +49 (0) 2103-29-11710	Albert F. Fleury Director Corporate Finance and Investor Relations

3st kommunikation, Mainz

Photography

Michael Dannenmann, Düsseldorf (p. 2-7)

fotofinder (p. 12 left)

Getty Images

(p. 10-11, p. 20-22, p. 28-30, p. 36-37)

OKAPIA (p. 12 right)

Shutterstock (p. 12 center, p. 38)

QIAGEN GmbH	North America Phone +1 (301) 944-7028
QIAGEN Strasse 1
40724 Hilden
Germany	QIAGEN Gaithersburg
1201 Clopper Road
Gaithersburg, Maryland 20787
Email ir@qiagen.com	USA

98	QIAGEN Annual Report 2009

QIAGEN Companies
QIAGEN Distributors and Importers
Madrid
Paris
London
Venlo
Copenhagen
Düsseldorf
Hamburg
Stockholm
Helsinki
Zurich
Milan
Ankara
Toronto
Los Angeles
Germantown/ Gaithersburg
Mexico City
Sao Paulo
Beijing
Tokyo
Seoul
Shanghai
Shenzhen
Hong Kong
Kuala Lumpur
Singapore
Brisbane
Sydney
Melbourne

QIAGEN Global Contacts – Our Companies

Americas

QIAGEN North American Holdings, Inc.
19300 Germantown Rd
Germantown, MD 20874
United States of America

QIAGEN Sciences, Inc.
19300 Germantown Rd
Germantown, MD 20874
United States of America

QIAGEN Gaithersburg, Inc.
1201 Clopper Road
Gaithersburg, MD 20878
United States of America

QIAGEN, Inc.
27220 Turnberry Lane
Suite 200
Valencia, CA 91355-1106
United States of America

QIAGEN, Inc.
2800 Argentia Road, Unit 7
Mississauga, Ontario L5N 8L2
Canada

QIAGEN Biotecnologia Brasil Ltda
Av. Jabaquara, 1.909
04045 003 São Paulo
Brazil

QIAGEN Mexico, S. de R.L. de C.V.
Colima 164
Colonia Roma
C.P. 06700 Mexico D.F.
Mexico

Asia

QIAGEN China Co., Ltd.
Suite 2506, POS Plaza
1600 Century Ave
Pudong, Shanghai 200122
China

Tiangen Biotech Co., Ltd.
4th Floor, Bailu Building
35 Changlu Road, Haidian District,
Beijing 100083
China

PG Biotech Co., Ltd.
F6, 82-B, High-Tech Industrial Park
Shen Nan Avenue
Shenzhen 518057
China

QIAGEN Hong Kong Pte. Limited
(Silvercord Building, Tower 2)
Unit 1007B, 10/F
No.30 Canton Road,
Tsimshatsui, Kowloon
Hong Kong

QIAGEN K.K.
Forefront Tower II
13-1, Kachidoki 3 Chome
Chuo-ku, Tokyo 104-0054
Japan

QIAGEN Sdn. Bhd.
Level 13, Wisma E&C
No. 2 Lorong Dungun Kiri
Damansara Heights
50490 Kuala Lumpur
Malaysia

QIAGEN Singapore Pte. Ltd.
Ayer Rajah Industrial Estate
73 Ayer Rajah Crescent
139952 Singapore

QIAGEN Korea Ltd.
#1012 C Bldg, Woolim-Lions Valley
371-28 Gasandong, Gumchungu
Seoul 153-786
South Korea

Australia

QIAGEN Pty Ltd
PO Box 641
Doncaster
Victoria 3108

Corbett Robotics Pty Ltd.
42 McKechnie Drive
Eight Mile Plains
QLD 4113 (Brisbane)

Corbett Research Pty Ltd.
14 Hilly Street
Mortlake
NSW 2137 (Sydney)

Europe

QIAGEN S.A.
3 avenue du Canada
LP 809
91974 Courtaboeuf Cedex
France

QIAGEN GmbH
QIAGEN Strasse 1
40724 Hilden
Germany

QIAGEN Hamburg GmbH
Königstrasse 4a
22767 Hamburg
Germany

QIAGEN S.p.A.
Via Grosio, 10/10
20151 Milan
Italy

QIAGEN Iberia, S.L.
Rosa de Lima, 1
Edificio Alba
28290 Las Matas, Madrid
Spain

QIAGEN AB, Scandinavia
Frösundaviks Allé 15
169 70 Solna
Sweden

QIAGEN AG
Auf dem Wolf 39
4052 Basel
Switzerland

QIAGEN Instruments AG
Gartligweg 8
8634 Hombrechtikon
Switzerland

QIAGEN Benelux B.V.
Spoorstraat 50
5911 KJ Venlo
The Netherland

ATQ Biyoteknoloji
Iç ve Dis Ticaret Limited Sirketi
7. Cad., No: 75/A; Birlik Mahallesi
06610 Çankaya - Ankara
Turkey

QIAGEN Ltd.
QIAGEN House
Fleming Way
Crawley
West Sussex, RH10 9NQ
United Kingdom

Dxs Ltd.
Skelton House
Lloyd Street North
Manchester Science Park
Manchester, M15 6SH
United Kingdom

Form 20-F 2009

QIAGEN®

Sample & Assay Technologies

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission File Number 0-28564

QIAGEN N.V.

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant’s name in English)

The Netherlands

(Jurisdiction of incorporation or organization)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

011-31-77-320-8400

(Address of principal executive offices)

Roland Sackers, Tel: (240) 686-7700, Fax: (240) 686-7772

QIAGEN N.V., 19300 Germantown Rd., Germantown, Maryland 20874

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class: Common Shares, par value EUR 0.01 per share	Name of each exchange on which registered: NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding Common Shares as of December 31, 2009 was 232,074,445.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP
☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐	Item 17
☐	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

Unless the context otherwise requires, references herein to “we,” “us,” “our,” the “Company” or to “QIAGEN” are to QIAGEN N.V. and its consolidated subsidiaries.

Our name together with our logo is registered as a trademark in the United States and a number of other countries: QIAGEN® .

Other trademarks registered in the United States and in other countries include, inter alia: QIAexpress®, QIAwell®, QIAEX®, QIAprep®, QIAamp®, QIAquick®, Oligotex®, RNeasy®, BIOROBOT®, ENDOFREE®, R.E.A.L.®, PolyFect®, SuperFect®, DNeasy®, TurboFilter®, HotStarTaq®, MagAttract®, DirectPrep®, InhibitEX®, QuantiScript®, UltraSens®, pAlliance®, MinElute®, FlexiGene®, QuantiTect®, RNAprotect® and LiquiChip®, LabelStar®, EasyXpress® RNAiFect®, BioSprint®, TISSUERUPTOR®, THE SAMPLE & ASSAY COMPANY®, QIAGEN THE SAMPLE & ASSAY COMPANY®, QIAGEN SAMPLE & ASSAY TECHNOLGIES®, QIAcube®, QIAsymphony®, Rod Covers®, Cartridges®, Artus®, Type-it®, Bisulfitome®, QIAGEN Silver Logo®, QIAgilty®, PyroMark® PyroTect® and TheraScreen®.

This Annual Report on Form 20-F may also contain trade names or trademarks of companies other than QIAGEN.

EXCHANGE RATES

QIAGEN publishes its financial statements in U.S. dollars. In this Annual Report on Form 20-F, references to “dollars” or “$” are to U.S. dollars, and references to “EUR” or the “euro” are to the European Monetary Union euro. Except as otherwise stated herein, all monetary amounts in this Annual Report on Form 20-F have been presented in U.S. dollars.

The exchange rate used for the euro was obtained from the European Central Bank and is based on a regular daily concentration procedure between central banks across Europe and worldwide, which normally takes place at 2:15 P.M. Central European Time. This rate at March 15, 2010, was $1.3705 per EUR 1.

For information regarding the effects of currency fluctuations on our results, see Item 5 “Operating and Financial Review and Prospects.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

The selected consolidated financial data below should be read in conjunction with “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of income data for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data at December 31, 2009 and 2008 are derived from the Consolidated Financial Statements of QIAGEN which have been audited by an independent registered public accounting firm, and are included herein. The selected consolidated statements of income data presented for the years ended December 31, 2006 and 2005, and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005, is derived from audited consolidated financial statements not included herein.

Selected Financial Data

The information below should be read in conjunction with the consolidated financial statements (and notes thereto) and “Operating and Financial Review and Prospects.”

	Years ended December 31,
	2009	2008	2007	2006	2005
Consolidated Statement of Income Data: (amounts in thousands, except per share data)
Net sales	$1,009,825	$892,975	$649,774	$465,778	$398,395
Cost of sales	342,752	293,285	216,227	147,303	126,513

Gross profit	667,073	599,690	433,547	318,475	271,882

Operating Expenses:
Research and development	107,900	97,331	64,935	41,560	35,780
Sales and marketing	244,814	227,408	164,690	115,942	94,312
General and administrative, integration and other costs	115,933	113,936	87,178	56,087	43,336
Acquisition-related intangible amortization	18,221	14,368	7,711	2,085	378
Purchased in-process research and development	—	985	25,900	2,200	3,239

Total operating expenses	486,868	454,028	350,414	217,874	177,045

Income from operations	180,205	145,662	83,133	100,601	94,837

Other income (expense), net	(7,875)	(26,376)	(7,407)	5,467	2,427

Income before provision for income taxes and noncontrolling interest	172,330	119,286	75,726	106,068	97,264
Provision for income taxes	34,563	29,762	25,555	35,529	35,039

Net income	$137,767	$89,524	$50,171	$70,539	$62,225

Less: Noncontrolling interest	—	491	49	—	—

Net income attributable to QIAGEN N.V.	$137,767	$89,033	$50,122	$70,539	$62,225

Basic net income attributable to QIAGEN N.V. per Common Share(1)	$0.67	$0.45	$0.30	$0.47	$0.42

Diluted net income attributable to QIAGEN N.V. per Common Share(1)	$0.64	$0.44	$0.28	$0.46	$0.41

Weighted average number of Common Shares used to compute basic net income per Common Share	206,928	196,804	168,457	149,504	147,837
Weighted average number of Common Shares used to compute diluted net income per Common Share	213,612	204,259	175,959	153,517	150,172

(1)	See Note 3 of the “Notes to Consolidated Financial Statements” for the computation of the weighted average number of Common Shares.

	As of December 31,
	2009	2008	2007	2006	2005
Consolidated Balance Sheet Data: (amounts in thousands)
Cash and cash equivalents	$825,557	$333,313	$347,320	$430,357	$191,700
Working capital	$957,940	$441,180	$482,215	$566,660	$278,586
Total assets	$3,796,464	$2,885,323	$2,775,174	$1,212,012	$765,298
Total long-term liabilities, including current portion	$1,183,182	$1,197,088	$1,220,084	$536,738	$230,086
Total shareholders’ equity	$2,291,169	$1,453,844	$1,391,575	$566,165	$450,457
Common Shares	$2,711	$2,212	$2,175	$1,535	$1,513
Shares outstanding	232,074	197,839	195,335	150,168	148,456

Risk Factors

Note Regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future success involves a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from $398.4 million in 2005 to $1,009.8 million in 2009. We have made several acquisitions, including our recent acquisitions of SABiosciences in December 2009, DxS Ltd. in September 2009, Corbett Life Science Pty. Ltd., or Corbett, in July 2008 and Digene Corporation, or Digene, in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began to expand the German facilities for research and development on this new land as well as expand our production space on previously owned land adjacent to existing buildings. This expansion project is expected to continue through 2011. In addition, we are planning for expansions at our Germantown, Maryland facility for research, production and administrative space, construction on which is expected to begin in 2010 and continue into 2012.

Such expansions increase fixed costs. These higher fixed costs will continue to be a cost of operations in the future, and until we fully utilize the additional capacity of these planned facilities, our gross profit and operating income will be negatively impacted. We also continue to upgrade our operating and financial systems and expand the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired and integrated a number of companies, including our acquisitions of DxS Ltd. in September 2009, Explera s.r.l in August 2009, SABiosciences in December 2009, all assets of Biosystems Business from Biotage AB in October 2008, Corbett in July 2008 and Digene in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned operations. Acquisitions, including the acquisitions referenced in the previous sentence, expose us to new operating and other risks, including the risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of revenues to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve market acceptance or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by general conditions in the global economy and in the global financial markets. The global financial crisis has caused extreme volatility and disruptions in the capital and credit markets. Therefore, access to financing has been adversely affected for many businesses. A severe or prolonged economic downturn could result in a variety of risks to our business, including, for our business in particular, reductions or delays in planned improvements to the healthcare systems and research funding, or cost-containment efforts by governments and private organizations that could lead to a reduction in future revenues, operating income and cash from operations and furthermore, as is the case for most other businesses, the following risks:

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy, could result in a need to delay capital expenditures, acquisitions or research and development projects;

•

further failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfill its payment obligations;

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2009, we owned 149 issued patents in the United States, 107 issued patents in Germany and 527 issued patents in other major industrialized countries. In addition, at December 31, 2009, we had 843 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies, including our company, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of Human Papillomavirus, or HPV, -related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Our concentration of a large amount of revenues in a single product and a small number of customers for that product increases our dependence on that product’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

We believe that revenue from sales of our HPV test product may represent as much as 30% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for the majority of our revenues for that product. A significant reduction in sales of this product may have a significant adverse impact on our earnings. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If, going forward, we fail to diversify our product line and customer base for this product, we will continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also be effected by continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV-related molecular diagnostic products and our ability to increase sales of HPV-related molecular diagnostic products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and more specifically, of our HPV test products as a primary cervical cancer screening method, either alone or in conjunction with cytology-based tests (Pap tests), and the implementation of prophylactic HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based (reviewing cells, for instance, under a microscope) approach of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology, and therefore, we continually need to provide information to counteract this impression on a case-by-case basis. If we are not successful in executing our marketing strategies, we may not be able to maintain or continue to grow our market share for HPV testing.

Direct-to-consumer awareness marketing programs, including television advertisements, are used because we believe that a well educated female population will work with their healthcare providers to increase the use of the HPV test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

We are working with physician and laboratory customers and with others to develop and establish the role HPV screening will play in addition to and in conjunction with HPV vaccination. If we are not successful in this endeavor, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, the timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

Competition could reduce our sales.

Our competition stems from traditional or “home-brew” methods that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed molecular tests. These tests, in particular if approved by the U.S. Food and Drug Administration, or FDA, or similar non-U.S. regulatory authorities, might offer an alternative to our products that could limit the laboratory customer base for our products. The success of our business depends in part on the continued conversion of current users of such traditional methods and home brew tests to our sample and assay technologies and products. There can be no assurance, however, as to how quickly such conversion will occur, if at all.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing competitive pre-analytical and other products. The markets for certain of our products are very competitive and price sensitive. Other product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health, or NIH, and similar agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We may encounter delays in receipt, or limits in the amount, of some European reimbursement approvals and public health funding, which will impact our ability to grow revenues in these markets.

Outside the U.S., third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technology or novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products for which we seek reimbursement to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results. As a result, outside the U.S., third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

We heavily rely on air cargo carriers and other overnight logistics services, and shipping delays or interruptions could harm our business.

Our customers within the scientific research markets typically do not keep a significant inventory of our products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers for materials used to manufacture our products, and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate such collaborative arrangements on acceptable terms, and such relationships may not be scientifically or commercially successful. In addition, we may be unable to maintain such relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Sweden and the United States, and our instrumentation facilities are located in Switzerland and Australia. We also have established sales subsidiaries in numerous countries including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil and Mexico. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources, and if we fail to coordinate and manage these activities effectively, our business will be adversely affected. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our subsidiaries in the Americas, Europe, Australia and Japan.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on expanding our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries creates the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of the Managing Directors and our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise by existing personnel could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by our results of operations. However, as of December 31, 2009, we had outstanding loan facilities of approximately $475.0 million, of which $50.0 million will become due in July 2010, $75.0 million will become due in July 2011, and $350.0 million will become due in July 2012. As of December 31, 2009, we also had additional long-term debt obligations of $445.0 million, of which $145.0 million will become due in July 2011 and $300.0 million will become due in November 2012. Furthermore, as of December 31, 2009, we have capital lease obligations, including the current portion, of $31.0 million, that expire in various years through 2018. We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. Such additional funds may then not be available or, if available, not on terms acceptable to us. If adequate funds are then not available, we may have to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2009, our consolidated balance sheet reflected approximately $1.3 billion of goodwill and approximately $752.3 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. U.S. generally accepted accounting principles, or U.S. GAAP, generally requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Exchange rate fluctuations may adversely affect our business and operating results.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue therefrom.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered,” such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain products in development may be dependent on commercial sales by us or by purchasers of our diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially our products intended for use in in vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), and nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act, and we plan to apply for FDA clearance as medical devices for additional products in the future. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. Certain of our HPV test products were the first to obtain approval for regulated applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain and can take from one to three years, or even longer. It took more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of HPV in women with equivocal Pap test results and pre-market approval to use our HPV test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.

Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the United States.

Some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use and they are labeled “For Research Use Only” or RUO. If the FDA were to disagree with our designation of a product as ROU, we could be forced to stop selling that kit until the appropriate regulatory clearance or approval is obtained.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our company, could be adversely affected.

Our business exposes us to potential product liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for us. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

United States civil liabilities may not be enforceable against us.

We are incorporated under Dutch law and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.

Our Common Shares may have a volatile public trading price.

The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the price of our Common Shares has ranged from a high of $23.58 to a low of $12.52 on the Nasdaq, and a high of EUR 15.98 to a low of EUR 10.04 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of our Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences-related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares should not expect to receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares is through the appreciation in value of such shares.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of Common Shares and would likely cause a reduction in the value of such shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S.

shareholder held the Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our income, assets and activities, we do not believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009 and do not expect to be a PFIC for the current taxable year or any future taxable year. No assurances can be made, however, that the Internal Revenue Service will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our Common Shares could adversely affect our stock price.

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9.0 million, divided into 410.0 million Common Shares, 40.0 million financing preference shares and 450.0 million preference shares, with all shares having a EUR 0.01 par value. As of December 31, 2009, we had outstanding approximately 232.1 million Common Shares plus approximately 11.3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 7.4 million were vested. A total of approximately 15.9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2009, including those shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.5 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our general meeting of shareholders on October 11, 2007, our Supervisory Board is entitled to resolve to issue preference shares in case of an intended take-over of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

Item 4.	Information on the Company

History and Development of the Company

QIAGEN N.V. is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. We began operations as a German company in 1986. On April 29, 1996, we were incorporated as QIAGEN N.V., a public limited liability company (naamloze vennnootschap) under Dutch law as a holding company. Our legal seat is in Venlo, The Netherlands. Our principal executive office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and our telephone number is +31-77-320-8400. As a holding company, we conduct our business through our subsidiaries located throughout the world, including subsidiaries in Europe, Japan, Australia, North America and East Asia. Further information about QIAGEN can be found at www.qiagen.com.

Since 1986, we have developed and marketed a broad range of proprietary products for the academic and industrial research markets as well as for the applied testing and molecular diagnostics markets. Our objective is to expand our leadership position in all markets we serve. We have experienced significant growth in the past, with a five-year compound annual growth through December 31, 2009 of approximately 21% in net sales and 23% in net income, as reported under U.S. GAAP. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals focusing our technology and product offerings. Significant events in the development of our business since the beginning of 2009 include:

•

In April, QIAGEN established the QIAGENcares program to support regions in need for effective diagnostic testing solutions and announced the first two programs under this Corporate Social Responsibility program:

¡

QIAGEN and the Chittaranjan National Cancer Institute (CNCI) formed a collaboration to establish the first large-scale cervical cancer screening program for women in Kolkata, India. The initiative will be conducted over 5 years and is expected to reach 50,000 women.

¡	QIAGEN agreed to donate one million HPV tests over the run of this cancer screening program.

•

In May, QIAGEN entered into an agreement to supply molecular sample and assay technologies for a new national, PCR-based blood screening program for HIV and Hepatitis C (HCV) in Brazil. QIAGEN will provide Bio-Manguinhos, the main provider of vaccines and diagnostics to the Brazilian Ministry of Health, with a significant volume of molecular testing solutions – sample and assay technologies, related instrumentation, operational know-how and training. The agreement is expected to run for five years and contains options for subsequent extensions.

•

In August, QIAGEN acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. With this acquisition QIAGEN doubled the size of its molecular diagnostics sales channel in Italy and is adding several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

•

In September, QIAGEN acquired DxS Ltd., a developer and manufacturer of companion diagnostic products (CDx) for Personalized Healthcare (PHC) located in Manchester, United Kingdom. With this acquisition, QIAGEN has added to its own activities in CDx and taken a strong leadership position in the new era of PHC. The Company believes it offers all the required elements to help drive and shape this rapidly emerging trend in healthcare. The acquisition of DxS brings to QIAGEN a portfolio of molecular diagnostic assays and intellectual property, as well as a pipeline of active or planned companion diagnostic partnerships in oncology with several of the leading pharmaceutical companies, including Amgen, Boehringer Ingelheim, Bristol-Myers Squibb, AstraZeneca and others. These assets complement QIAGEN’s strong existing portfolio of personalized healthcare diagnostic solutions and are synergistic with QIAGEN’s sample and assay technologies.

•

In December, QIAGEN acquired SABiosciences, located in Frederick, Maryland. This transaction added to QIAGEN’s product offering a leading portfolio of PCR-based, disease and pathway-based panels that play key roles in biomedical research and the development of future drugs and diagnostics. The offerings from SABiosciences have the potential to significantly increase QIAGEN’s footprint in the rapidly emerging segment of molecular analysis-based clinical development in pharmaceutical and biomedical research. In addition, the use of these panels and the resulting validation of select biomarkers from these panels by institutions conducting biomedical and pharmaceutical research has the potential to serve as a unique engine to support the expansion of the test menu for QIAGEN’s diagnostics platforms, in particular, in the area of PHC but also in prevention and profiling.

•

In January 2010, QIAGEN acquired ESE GmbH, a privately held developer and manufacturer of portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement devices located in Germany. ESE’s fluorescence detection systems for point of need testing in healthcare and applied testing (e.g. veterinary, food, environmental, biodefense testing) enable low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

•

In March 2010, QIAGEN’s artus Inf A H1N1 2009 LC RT-PCR Kit has received an Emergency Use Authorization (EUA) for the detection of swine influenza A virus (novel H1N1 2009 flu virus) by the U.S. FDA. The FDA authorizes emergency use of important medical products under certain circumstances in response to the public health emergency on swine flu, which the U.S. Secretary of the Department of Health and Human Services has declared on April 26, 2009.

Business Overview

Description of Our Business

We believe, based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Our products are considered standards in areas such as pre-analytical sample preparation and assay solutions in research for life sciences, applied testing and molecular diagnostics.

Sample Technologies:    Sample technologies are used to collect, stabilize, isolate and purify molecules such as deoxyribonucleic acid (DNA), ribonucleic acid (RNA) and proteins from any biological sample. Our sample technologies provide access to the content of biological samples. These include solutions for the collection, stabilization, purification, handling and storage of any analyte (DNA, RNA, protein) from any sample (blood, bone, tissue, etc.). Our sample technologies ensure that a sample is processed in a reproducible, standardized method with the highest level of quality before entering the subsequent analysis phase, for which the Company provides a broad range of assay technologies, such as reagents and testing solutions.

Assay Technologies:    Once the general group of biomolecules or a specific subgroup has been isolated with sample technologies, assay technologies are then used to make specific target biomolecules, such as the DNA of a specific virus, visible for subsequent detection and analysis. Our assay technologies include reagents which enable the detection of such target analytes, e.g. the DNA sequence from a specific virus, from a purified sample. We also provide closed assays, in which such assay technologies have been pre-configured to test for specific targets such as the influenza virus, hepatitis, HIV, HPV or herpes. We hold unique leadership positions in a wide range of tests including in HPV-testing, one of the largest and most rapidly expanding market segments for sample and assay technologies in molecular diagnostics, and specifically, in women’s health testing.

Our Products

We offer more than 500 consumable products and automated solutions and we regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2009 we launched 79 new products in the area of sample & assay technologies. We sell these products to academic research markets, to leading pharmaceutical and biotechnology companies, to molecular diagnostics laboratories as well as to customers in applied testing markets, such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids.

The main categories of our products include:

•	Consumables:

Our consumable products include our sample and assay technologies. Sample technologies are used to collect, stabilize, isolate and purify DNA, RNA and proteins from all biological samples such as blood or tissue. Assay technologies like our amplification consumables or molecular diagnostic assays are used to make such isolated biomolecules visible. We offer most of our sample and assay consumable products, which can account for as much as 90% of our business, in kit form to maximize customer convenience and reduce user error. These kits contain all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit is sufficient to support a number of applications varying from one to one thousand depending on the kit. Each kit is covered by our quality guarantee.

Major applications for our consumable products are plasmid, DNA purification; RNA purification and stabilization; genomic and viral nucleic acid purification; nucleic acid transfection; polymerase chain reaction (PCR) amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic testing and genotyping. In 2007, we acquired Digene Corporation and began offering the digene HC2 HPV Test, a signal amplified test for the Human Papillomavirus for use in cervical cancer screening programs. The majority of our assays is validated with either manual or automated sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in the EU.

•	Instrumentation:

Our instrumentation systems automate the above mentioned consumables in low, medium or high throughput scale as well as reaction set-up, allowing customers to perform reliable low- to high-throughput nucleic acid sample preparation, assay setup and other laboratory tasks.

Our automated systems offer walk-away automation of sample and assay technologies in low, medium or high throughput scale, as well as reaction set-up and other laboratory tasks. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable sample technology products. The QIAcube received the distinguished New Product Award, or NPA, Designation of the Association for Laboratory Automation, or ALA, in February, 2007 and the QIAsymphony, which was introduced in January 2008, received the ALA NPA in 2008.

Also in early 2008, we released our QIAxcel, an innovative automated system. This system can replace tedious and time-consuming methods of nucleic acid separation in low- to high-throughput laboratories and can be used for the detection of results following the use of assay technologies. QIAxcel, which is designed to take the place of traditional slab-gel analysis, is characterized by an unprecedented sensitivity and time to results.

In 2008, we acquired Corbett, who is best known for having developed the world’s first rotary real-time PCR cycler system, the Roto-Gene Q, a system used to detect real-time polymerase chain reaction (PCR) reactions. Real time PCR reactions are assay technologies which make specific sequences of DNA and RNA, targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends QIAGEN’s real time PCR molecular testing solution portfolio and enhances QIAGEN’s options to offer sample and assay technology solutions spanning from sample to result.

Also in 2008, we acquired the Biosystems Business of Biotage, best known for having pioneered Pyrosequencing®, which has become a fundamental assay technology in next-generation sequencing. Pyrosequencing is a patented assay technology that in special formats can achieve significantly longer runs and can be employed in a massively parallel design to address the needs for applications such as high volume data generation in whole genome sequencing applications. In its widely used standard format, this technology provides the opportunity to read DNA-sequences up to 100 base pairs in real time and at a price per read in the single dollar range.

In January 2010, we acquired ESE GmbH, a privately held developer and manufacturer of portable, battery operated, “ultra-fast time to result”, multiplex UV and fluorescence optical measurement devices. These fluorescence detection systems are utilized for point of need testing in healthcare and applied testing markets enabling low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

In addition, key programs currently underway include the further development of our modular, medium throughput QIAsymphony platform and the related sample and assay technologies. This system features specifications such as random access and continuous load capabilities and is designed to ultimately allow fully integrated processing of a wide range of molecular tests – from sample to result. Also, further work is continuing on our next generation high throughput of molecular testing platform, the QIAensemble system. The QIAensemble system will automate most all steps in the workflow for high throughput testing and its menu will also include our new version of our HPV tests.

•	Other:

A very small part of our business revenues comes from custom services, such as whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies” and due to the size of the markets for products that utilize this core expertise, we can invest more in research and development on our core application area than we believe is typical in our industry. Approximately 700 employees in research and development, who work in six centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Our investment in research and development accounts for more than 10% of our sales. Our total research and development expenses in 2009, 2008 and 2007 were approximately $107.9 million, $97.3 million, and $64.9 million, respectively. We have fast, proven innovation cycles, with approximately five percent of 2009 revenue growth stemming from new products launched in 2009. Our comprehensive intellectual property portfolio spans over 700 granted patents and more than 800 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of sample and assay technology applications and generate an increased demand for our consumable products.

Sales and Marketing

We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential in the Americas, Europe, Australia, and throughout Asia. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 1,200 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff is experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and to inform them of new product offerings, as well as to enhance our reputation for technical excellence, high-quality products, and commitment to customer service. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products.

To enhance the knowledge base of clinicians and to provide for physician-directed marketing of our products, we have sales representatives dedicated to educating physicians, nurses and other healthcare professionals about the benefits of HPV testing using our technologies. Additionally, we have implemented direct to consumer (DTC) advertising campaigns designed to educate women about the link between HPV and cervical cancer and the availability of our HPV Test.

We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific and clinical journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading clinical, academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer various personalized electronic newsletters for our worldwide customers that provide helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full on-line product catalog and ordering system, as well as a host of support tools, scientific design tools and other resources. Some information is available on our website in French, German and Korean to support these local markets. In addition, we have full Japanese and Chinese language versions of our site. The information contained in, or that can be accessed through, our website is not part of this Annual Report.

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position while also reducing distribution costs and increasing our visibility in the laboratory.

Principal Markets

From our inception, we have believed that sample and assay technologies for nucleic acids and proteins would play an increasingly important role in cutting-edge molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing or personalized healthcare, and applied testing (or the use of molecular diagnostics outside of human healthcare), such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive, manual methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds $1 billion, as the majority of the market currently uses traditional methodology. In addition, we believe that an additional $800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for assay technologies such as PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005, we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering. Finally, during 2008, through our acquisition of Corbett, we acquired the world’s first rotary real-time PCR cycler system, the Roto-Gene Q, a system used to detect real-time PCR reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample and assay technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone primary screen, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, reliability and standardization of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open assay technologies, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed assays, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in 2005, we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We view the molecular diagnostics market as having 4 key submarkets: Prevention, Profiling, Personalized Healthcare and Point-of-Need. Molecular diagnostics in the Prevention submarket are typically used in disease screening in non-symptomatic patients, such as HPV testing in primary cervical cancer screening. In the Profiling submarket, diagnostics are typically used to screen symptomatic patients for disease, such as the use of our flu testing solutions in patients presenting flu-like symptoms. In Personalized Healthcare, diagnostics are used in order to stratify the population to determine which patients are most likely to respond positively to a particular therapy, such as KRAS testing in conjunction with anti-body linked chemotherapies for the treatment of colorectal cancer. Finally, the Point-of-Need diagnostics are used in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

We expect molecular diagnostic tests at large to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular-based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. In the Personalized Healthcare segment, physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs. Additionally, the relatively straightforward format and fast turnaround time of molecular tests allows for near patient testing in the Point-of-Need diagnostics segment.

Applied Testing Market

We believe that emerging applied testing markets (which we define as the molecular diagnostics market outside of human healthcare), such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular-based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

Seasonality

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the NIH and similar agencies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Revenue by Geographic Region

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all of our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. See Note 19 to our consolidated financial statements included in “Item 18. Financial Statements” for additional information with respect to operations by geographic region.

Net Sales (in thousands)	2009	2008	2007
Americas*	$1,060,307	$988,617	$465,878
Germany*	391,312	331,013	270,173
Switzerland*	128,627	77,745	56,615
Asia*	135,779	90,047	71,168
All Other*	241,992	210,439	148,082
Corporate*	334	878	350

Subtotal	1,958,351	1,698,739	1,012,266
Intersegment Elimination+	(948,526)	(805,764)	(362,492)

Total	$1,009,825	$892,975	$649,774

*	Includes net sales to affiliates.
+	Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and eliminated in consolidation.

Intellectual Property, Proprietary Rights and Licenses

We have made and expect to continue to make investments in intellectual property. In the years ended December 31, 2009, 2008 and 2007, our purchases of intangible assets have totaled approximately $17.2 million, $18.5 million, and $24.1 million, respectively. We do not depend solely on any individual patent or technology owned or licensed by us. We are, however, significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products as one of the major keys to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 149 issued patents in the United States, 107 issued patents in Germany and 527 issued patents in other major industrialized countries, and have 843 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by the individual in the course of their employment will be our exclusive property.

See “Risk Factors” included in Item 3 above for details regarding risks related to our reliance on patents and proprietary rights.

Partnerships, Alliances and Acquisitions

Our strategy includes the use of strategic alliances to augment our product development efforts with complementary technologies and to leverage our marketing and distribution capabilities with respect to select market opportunities. In order to expand our business, we also intend to continue to pursue strategic investments in our acquisitions of complementary businesses and technologies as the opportunities arise. We currently develop integrated solutions for and together with many manufacturers from pharma and diagnostics.

Competition

We believe that our primary competition in sample technology products involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies, such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, reproducibility and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to: Promega Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid separation and purification; Life Technologies Corp. (created through the merger of Invitrogen Corp. and Applied Biosystems Inc. in 2008) and Promega Corp. for assay solutions; Life Technologies Corp. and Promega Corp. for transfection reagents; and Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability and ease-of-use.

In respect to our HPV franchise, we face competition from well established diagnostic technologies, such as cytology, and from emerging HPV testing approaches, such as signal amplified testing, research-based PCR, other indicators of disease and other traditional testing methods developed by laboratories. Our competitors include companies, such as Roche Diagnostics, Gen-Probe, Inc., and Hologic, Inc. (formerly Third Wave Technologies, Inc.), which are developing and/or marketing FDA approved HPV testing products, and manufacturers of liquid-based Pap tests, such as Hologic, Inc. (formerly Cytyc Corp.) and Beckton Dickinson and Company (formerly TriPath Imaging). These tests, if approved by the FDA or similar non-U.S. regulatory authorities, may offer an alternative to our products and, considering the increasing acceptance of the importance of HPV testing, we expect competition to intensify.

With respect to our other diagnostic test products, the medical diagnostics and biotechnology industries are subject to intense competition. Some of our products, such as our tests for Chlamydia, Gonorrhea, hepatitis B virus, herpes simplex virus and cytomegalovirus, compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. Our competitors for gene-based diagnostic probes include Roche Diagnostics, Abbott Laboratories, Siemens and Gen-Probe. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, standardization, cost, proprietary position, the competitor’s share of the existing market, access to distribution channels, regulatory approvals, and availability of reimbursement.

We believe that our competitors do not have the same comprehensive approach to sample and assay technologies and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation—a field in which we have a unique market and leadership position—is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets, such as applied testing and molecular diagnostics. Regarding our HPV test products, we believe we have a competitive advantage as a multitude of clinical trials, encompassing over one million women, have validated that our HPV test products, when used alone or in conjunction with the Pap test, have demonstrated their ability to enable significant diagnostic capabilities for cervical disease and cancer due to high clinical sensitivity and high negative predictive value. In addition to the industry leading clinical performance of our assay, considering the high volume needs of the HPV testing market, we believe additional competitive factors in the HPV testing market relate to automation, including performance and reliability, ease of use, standardization, cost, proprietary position, and regulatory approvals.

Our existing and potential competitors may be in the process of seeking FDA or foreign regulatory approvals for their respective products. Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that development by others will not render our technologies or products non-competitive.

Suppliers

As part of our quality assessment procedures, we periodically evaluate the performance of our raw material suppliers, potential new alternative sources of such materials, and the risks and benefits of reliance on our existing suppliers. We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.

Government Regulations

We are not subject to direct regulation other than regulation generally applicable to businesses pursuant to various laws and regulations in effect in the different jurisdictions in which we operate, including laws and regulations applicable to environmental matters, such as the handling and disposal of hazardous wastes. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, such as the United States Occupational Safety and Health Administration’s, or OSHA, Hazard Communication and Occupational Exposure to Hazardous Chemicals in Laboratories standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

We also comply with the OSHA Bloodborne Pathogens standard and the Center for Disease Control/National Institutes of Health Biosafety in Microbiological and Biomedical Laboratories standards for the handling of biological materials and comply with the United States Department of Transportation and International Air Transport Association regulations for the shipping of our kits which contain materials classified as hazardous. There are other federal, state and local laws and regulations applicable to our business, including those of the United States Environmental Protection Agency and the Maryland Department of the Environment. However, we do not expect that compliance with governmental regulations to which we are subject will have a material effect on our capital expenditures, earnings or competitive positions.

International sales of in vitro diagnostic (IVD) medical devices are subject to the regulatory requirements of each country or defined economic region, such as the European Union. The regulatory review process varies from country to country and many countries also impose product standards, packaging requirements, labeling requirements and import restrictions on devices.

In the United States, IVDs are regulated by the FDA as medical devices. Medical devices are classified into one of three classes on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls, including labeling, premarket notification and adherence to FDA’s quality system regulations, which are device-specific good manufacturing practices. Class II devices are subject to general controls and special controls, including performance standards and postmarket surveillance. Class III devices are subject to most of the previously identified requirements as well as to premarket approval. Class I devices are exempt from premarket submissions to the FDA; most Class II devices require the submission of a 510(k) premarket notification to the FDA; and Class III devices require submission of a premarket approval application, or PMA. Most in vitro diagnostic kits are regulated as Class I or Class II devices and are either exempt from premarket notification or require a 510(k) submission.

A 510(k) notification must demonstrate that a medical device is substantially equivalent to another legally marketed device, termed a “predicate device”, that is legally marketed in the United States and for which a PMA was not required. A device is substantially equivalent to a predicate device if it has the same intended use and technological characteristics as the predicate, or has the same intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. Most 510(k)s do not require clinical data for clearance, but a minority will. The FDA is supposed to issue a decision letter within 90 days of receipt of the 510(k) if it has no additional questions or send a first action letter requesting additional information within 75 days. Requests for additional data, including clinical data, will increase the time necessary to review the notice. If the FDA does not agree that the new device is substantially equivalent to the predicate device, the new medical device is automatically classified as a Class III device for which a PMA will be required. However, the sponsor may petition the FDA to make a risk-based determination that the device does not pose the type of risk associated with Class III devices and down-classify the device to Class I or Class II.

Class III devices, such as our HC2 HPV test, require the submission and approval of a PMA prior to product sale. The PMA process is more complex, costly and time consuming than the 510(k) process. A PMA must be supported by more detailed and comprehensive scientific evidence, including clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. If the device is determined to present a “significant risk,” the sponsor may not begin a clinical trial until it submits an investigational device exemption, or IDE, to the FDA and obtains approval from the FDA to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA. The FDA is subject to a performance goal review time for a PMA of 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years, and the FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Product changes after approval typically require a supplemental submission with FDA review cycles ranging from 30 to 180 days.

Any products manufactured or distributed by us pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA, including record keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA grant 510(k) or PMA approval for devices, withdrawal of 510(k) clearances and/or PMA approvals and criminal prosecution.

Some of our test kits are sold for research use only in the United States. We do not promote these tests for clinical diagnostic use and they are labeled “For Research Use Only” or RUO, as permitted by FDA regulations.

Receipt and maintenance of regulatory authorization to market and sell our products is vital to our future success. In addition to seeking regulatory authorizations for our own products, we work with other companies to seek regulatory clearance or approval for use of their specimen collection products to provide the specimens necessary to perform our diagnostic tests. The time, money and resources required for new product clearances or approvals by the FDA and foreign government authorities is unpredictable and the necessary approvals or clearances may not be granted on a timely basis or at all. Delays or a failure to receive such approvals or clearances could have a material adverse effect on our business, financial condition and results of operations.

Organizational Structure

QIAGEN N.V. is the holding company for more than 50 consolidated subsidiaries, the majority of which have the primary function of the distribution of our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. A listing of our significant subsidiaries, all of which are wholly-owned, and their jurisdiction of incorporation, is included in Exhibit 8.1 to this Annual Report.

Description of Property

Our production and manufacturing facilities for consumables products are located in Germany, the United States and China. Our instrument production facilities are located in Switzerland and Australia. Over the last several years, we have made investments in automated and interchangeable production equipment to increase our production capacity and improve efficiency. Our production and manufacturing operations are highly integrated and benefit from sophisticated inventory control. Our production management personnel are highly qualified and many have advanced degrees in engineering, business and science. We have also installed and continue to expand production-planning systems that are included in our integrated information and control system based on the business software package SAP R/3 from SAP AG. Worldwide, we use SAP software to integrate our material operating subsidiaries. Capital expenditures for property, plant and equipment totaled $52.2 million, $39.4 million and $34.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA’s Quality System Regulations, which imposes current Good Manufacturing Practice (cGMP) requirements. For cGMP production, special areas were built in our facilities in Hilden, Germany, and Germantown and Gaithersburg, Maryland. These facilities operate in accordance with cGMP requirements.

The consumable products manufactured at QIAGEN GmbH and QIAGEN Hamburg GmbH, both in Germany, and QIAGEN Sciences, Inc. and QIAGEN Gaithersburg, Inc., both in Maryland, are produced under ISO 9001: 2000, ISO 13485:2003 for Medical Devices, and ISO 13485:2003 CMDCAS, and the EC Directive 98/79/EC for medical devices. QIAGEN Instruments AG in Switzerland, which produces the majority of our instrumentation product line, is also ISO 9001: 2000 and 13485:2003 certified. Our certifications form part of our ongoing commitment to provide our customers high quality, state-of-the-art sample and assay technologies and to the development of our Total Quality Management system.

Our facilities in Hilden, Germany currently occupy a total of approximately 509,000 square feet, some of which is leased pursuant to separate contracts, the last of which expires in 2018. In two separate transactions between July 1997 and February 1998, we purchased a parcel of land directly adjacent to our existing German facilities, measuring approximately 549,000 square feet. During 2003, we completed a 115,000 square foot production facility and a 149,000 square foot administration building on this land. During 2005, we purchased our leased cGMP production facilities in Germany and began the planning for a new logistics center in Hilden.

Construction on the facility began in August 2006 and was completed in 2007. The logistics center comprises approximately 61,000 square feet and cost approximately EUR 9.0 million (approximately $13.1 million).

Our production capacity is increased through our manufacturing and research facilities in the United States. QIAGEN Sciences, Inc. owns a 24-acre site in Germantown, Maryland. The 200,000 square foot Germantown facility consists of several buildings in a campus-like arrangement and is intended to accommodate over 300 employees. There is room for future expansion of up to 400,000 square feet of additional facility space. We lease a facility in Gaithersburg, Maryland, comprising a total of 140,000 square feet for manufacturing, warehousing, distribution and research operations.

In January 2009, we purchased land adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) and in August 2009 began construction to further expand our facilities for research and development and production space. In addition, we are planning for expansion at our Germantown, Maryland facility for research, production and administrative space, construction on which is expected to begin in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately $93.9 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

Other subsidiaries throughout the world lease smaller amounts of space. Our corporate headquarters are located in leased office space in Venlo, The Netherlands.

We believe that our existing and planned production and distribution facilities can support our anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state, and local laws and regulations including environmental regulations. We believe we do not have any material issues relating to these laws and regulations.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in “Risk Factors” above, and “Forward-looking and Cautionary Statements” below.

Forward—looking and Cautionary Statements

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements can be identified by the use of forward-looking terminology, such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with our expansion of operations, including the acquisition of new businesses; variability in our operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; our ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; our future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of our business. As a result, our future success involves a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed under the caption “Risk Factors” in Item 3 and throughout this Annual Report.

Results of Operations

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to make isolated biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered benchmark standards in areas such as pre-analytical sample preparation and assay solutions in molecular diagnostics, research for life sciences, and applied testing.

We sell our products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids. We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also have specialized independent distributors and importers. We employ more than 3,400 people in approximately 30 locations worldwide.

Since 2005, we have had a compound annual growth rate of approximately 21% in net sales and 23% in net income based on reported U.S. GAAP results. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•

In December 2009, we acquired SABiosciences Corporation, located in Frederick, Maryland. SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR Arrays), which are widely utilized in biomedical research and in the development of future drugs and diagnostics.

•

In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. DxS Ltd. is a pioneer in development and marketing of companion diagnostics which enable physicians in oncology to predict patients’ responses to certain treatments in order to make cancer therapies more effective. Through this acquisition, we acquired a portfolio of molecular diagnostic assays and related intellectual property as well as a deep pipeline of already signed or planned companion diagnostic partnerships in oncology with leading pharmaceutical companies. With the acquisition, we believe that we can advance to a leading position in personalized healthcare and strengthen our overall strategic position in molecular diagnostics.

•	In August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy.

•	In March 2009, we acquired a molecular diagnostics distribution business in China.

•

In October 2008, we acquired all assets of the Biosystems Business from Biotage AB, a publicly-listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pte. Ltd. (Corbett).

•

In July 2008, we acquired 82.5% of Corbett, a developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system, the Rotor-Gene™, a system used to detect real-time PCR which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

•

In July 2007, we completed the acquisition of Digene Corporation through a tender offer and subsequent merger of Digene with and into a wholly-owned subsidiary of QIAGEN N.V. Following the completion of the merger, Digene became a subsidiary of QIAGEN and was renamed QIAGEN Gaithersburg, Inc. The merger combines our leading portfolio of sample and assay technologies, including a broad panel of molecular diagnostic tests, with Digene’s leadership in HPV-targeted molecular diagnostic testing, creating a global leader in molecular diagnostics outside blood screening and viral load monitoring.

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In July 2007, we completed our acquisition of eGene, Inc., an early-stage company located in Irvine, California that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis.

In 2009, on a consolidated basis, operating income increased to $180.2 million compared to $145.7 million in 2008. Our operating income was impacted by growth in consumables and instrument product sales, which experienced growth of 10% and 37% in 2009 as compared to 36% and 51% in 2008, respectively. Our financial results include the contributions of our recent acquisitions from the date of their acquisition, as well as the costs related to the acquisitions and integrations. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

In 2008, on a consolidated basis, operating income increased to $145.7 million compared to $83.1 million in 2007. In 2007 we recorded a $25.9 million charge for in-process research and development primarily in connection with our acquisition of Digene.

Reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands, two subsidiaries located in Germany and one in Australia which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings. Our Luxembourg subsidiaries, QIAGEN Finance (Luxembourg) S.A., or QIAGEN Finance, and QIAGEN Euro Finance (Luxembourg) S.A., or Euro Finance, which were established as financing vehicles for the issuance of convertible debt, are not consolidated.

The following table sets forth operating income by segment for the years ended December 31, 2009, 2008 and 2007. Further segment information can be found in Note 19 to the accompanying financial statements.

Operating Income (Loss) (in thousands)	2009	2008	2007
Americas	$84,388	$66,962	$14,605
Germany	91,498	71,786	63,769
Switzerland	6,978	(8,249)	(391)
Asia	4,930	905	5,941
All Other	21,303	32,683	21,922
Corporate	(21,792)	(16,552)	(20,051)

Subtotal	187,305	147,535	85,795
Intersegment Elimination	(7,100)	(1,873)	(2,662)

Total	$180,205	$145,662	$83,133

In 2009, operating income in the Americas increased compared to the same period in 2008, primarily due to increased sales. Operating income increased in the Americas in 2008 as compared to 2007 primarily due to the July 2007 acquisitions which contributed for the entire year in 2008 versus a partial year in 2007. Additionally, the third quarter 2007 includes a charge of $25.9 million for purchased in-process research and development. While sales increased during 2009 and 2008 as a result of acquisitions and organic growth, expenses in the Americas, including the amortization of acquired intangibles, were also higher following the acquisitions and ongoing integration efforts.

In Germany, operating income was higher in 2009 and 2008, as compared to 2007, primarily due to increased sales.

The increase in operating income in Switzerland in 2009 as compared to 2008 is primarily the result of increased sales and higher gross margins which were favorably impacted by leverage of capacity and mix of products. The decrease in operating income in 2008, as compared to 2007, was primarily due to an increase in research and development expense, partially offset by an increase in instrumentation sales.

The increase in operating income in Asia in 2009 as compared to 2008 is primarily the result of increased sales, primarily in Japan. The net decrease in operating income in our Asia segment in 2008 compared to 2007 is primarily due to an increase in operating expense in China, as a result of opening our new China sales office, located in Shanghai.

The decrease in operating income in our All Other segment in 2009 as compared to 2008 is primarily due to the September 2009 acquisition of DxS. The increase in operating income in 2008 as compared to 2007 in our All Other segment is primarily due to the July 2008 acquisition of Corbett.

Fiscal Year Ended December 31, 2009 Compared to 2008

Net Sales

In 2009, net sales increased 13% to $1.0 billion compared to $893.0 million in 2008. The increase in total sales includes organic growth (13%) and sales from our recently acquired businesses (4%), partially offset by the negative impact of foreign currency exchange rates (3%) and the third quarter divestiture of our subsidiary in Austria (1%). Our 2009 net sales include the results of operations for the full year of Corbett, which was acquired in July 2008, as well as the acquisitions of DxS Ltd, acquired in September 2009, and SABiosciences, acquired in December 2009.

Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2009, net sales in Asia increased by 39%, primarily driven by China, Japan and Singapore, net sales in Germany increased by 24%, net sales in the Americas increased by 9% and net sales in all other countries increased by 5%, which includes the results of Corbett and DxS. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 86% of total sales, and instruments products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 10% and 37%, respectively, in 2009, as compared to 2008. The uncertainties of the current global financial crisis represent a risk for the Company, and while we expect continued growth in our consumables and instrumentation businesses, such future growth may be lower than our historical growth and future growth could be adversely effected.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. When calculated by translating the local currency, actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, net sales were negatively impacted by $28.8 million of currency effects for the year ended December 31, 2009, as compared to 2008.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2009, we launched 79 new products in the area of sample & assay technologies including the PAXgene Blood miRNA kit for use in cancer, biomarker and miRNA research and the QIAamp Circulating Nucleic Acid kit for sample preparation in prenatal or other circulating nucleic acid research. In addition, QIAGEN launched a number of assay technologies including two multiplexed, PCR-based CE-marked digene HPV Genotyping Tests, a next generation CE marked mutation profiling KRAS test, as well as a BRAF test for use in cancer treatments and a test for epigenetic methylation analysis based on pyrosequencing technology.

Gross Profit

Gross profit was $667.1 million, or 66% of net sales, in the year ended December 31, 2009 as compared to $599.7 million, or 67% of net sales, in 2008. The absolute dollar increase in 2009 compared to 2008 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a period when compared to the gross margin of another period.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $53.6 million in 2009 as compared to $48.7 million in 2008. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

In addition, during 2009 and 2008 a total of $7.4 million and $1.4 million, respectively, was expensed to acquisition-related cost of sales related to the write-off of inventories made obsolete following an acquisition as well as to the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. Additionally, in 2009, we recognized a charge of $2.5 million to cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and the discontinuation of certain products.

Research and Development

Research and development expenses increased by 11% to $107.9 million (11% of net sales) in 2009 compared to $97.3 million (11% of net sales) in the same period of 2008. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) and EU CE approval of certain assays or instruments. The increase in research and development expense was partially offset by $2.8 million of currency impact in 2009 calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We have a strong commitment to research and development and expect to continue to make investments in our research and development efforts. Accordingly, our research and development expenses will continue to increase, perhaps significantly.

Sales and Marketing

Sales and marketing expenses increased by 8% to $244.8 million (24% of net sales) in 2009 from $227.4 million (25% of net sales) in 2008. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2009 as compared to 2008, is primarily due to our 2009 acquisitions, as well as the acquisition of Corbett which occurred in July of 2008, and thus is only included for part of 2008. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and marketing expense was partially offset by $6.9 million of currency impact in 2009 when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and marketing costs will, for the most part, grow at a slower rate than our overall revenue growth.

General and Administrative, Integration and Other

General and administrative, business integration, restructuring and related costs increased by 2% to $115.9 million (11% of net sales) in 2009 from $113.9 million (13% of net sales) in 2008. The increase in these expenses in 2009 is partly the result of general and administrative expenses related to our new acquired businesses. Additionally, during 2009, an impairment loss of $1.6 million of goodwill was recognized in connection with our acquisition of DxS Ltd. in September 2009. We have continued to incur integration costs for businesses acquired and such costs totaled approximately $21.5 million in 2009, as compared to $30.9 million in 2008. Included in these costs are $7.5 million in 2009 and $8.1 million in 2008 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, general and administrative, integration and related costs decreased by $2.1 million due to currency impact in 2009, as compared to 2008.

In October 2009, we started the closure of our facilities and relocation of our activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate our instrument manufacturing activities. The closure and relocation are expected to be completed in the second quarter of 2010 at a total pre-tax cost of approximately $4.0 million to $5.0 million.

As we further integrate the acquired companies, we expect to continue to incur additional business integration costs. We believe that over time the results of the integration activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2009, the amortization expense on acquisition-related intangibles within operating expense increased to $18.2 million compared to $14.4 million in 2008. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Purchased In-Process Research and Development

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, whose technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In connection with our 2009 acquisitions, we have capitalized $3.1 million of purchased in-process research and development as an indefinite lived intangible asset. Prior to January 1, 2009, in-process research and development was expensed. In connection with our 2008 acquisition of Corbett, we recorded charges of $985,000 for purchased in-process research and development. Beginning in 2009, purchased in-process research and development costs are capitalized and no longer expensed. For further information, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

Other Income (Expense)

Other expense was $7.9 million in 2009, as compared to other expense of $26.4 million in 2008. This decrease in expense was mainly due to lower interest expense, a gain from the sale of a cost-method investment and the impairment of a cost-method investment. During the fourth quarter of 2009, we sold our investment in a privately held company and realized a gain of $10.5 million. During the third quarter of 2008, in connection with the acquisition of Corbett, we recorded a $4.0 million impairment of a cost-method investment based on an assessment of the recoverability of the investment amount. Following the acquisition of Corbett, we anticipated a change in our purchasing pattern of the investee’s products, which was expected to negatively impact the forecasted financial condition of the investee. Accordingly, we believe the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that the recoverability of the asset through future cash flows was not considered likely enough to support the carrying value.

For the year ended December 31, 2009, interest income decreased to $3.5 million from $9.5 million in 2008. The decrease in interest income was primarily due to a decline in interest rates.

Interest expense decreased to $29.6 million in 2009 compared to $37.5 million in 2008. Interest costs primarily relate to our long-term debt discussed in Note 14 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a decrease in the interest expense on our term loan as a result of a decreasing LIBOR rate as well as a $25.0 million decreased debt balance.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2009 and 2008, our effective tax rates were 20% and 25%, respectively. In 2009, the mix of earnings was more heavily weighted in the lower tax rate jurisdictions versus higher tax rate jurisdictions in 2008. Additionally, a number of discrete events occurred during 2009 which resulted in favorable tax benefits being recognized in the income statement. These discrete events include but are not limited to post-merger internal restructuring initiated to better align our businesses which led to favorable tax benefits; sale of our Austrian business and a cost-method investment on almost an entirely tax free basis; tax planning and reductions in certain purchase-accounting-related deferred tax liabilities due to tax rate changes and step-up in tax basis. Certain of these items are non-recurring in nature and will not have a future tax rate impact.

Fiscal Year Ended December 31, 2008 Compared to 2007

Net Sales

In 2008, net sales increased 37% to $893.0 million compared to $649.8 million in 2007. Our 2008 net sales include the results of operations of Corbett, which was acquired in July 2008, as well as Digene and eGene, which were acquired in the third quarter of 2007. The increase in total sales includes organic growth (13%), sales from our recently acquired businesses (22%), and the impact of foreign exchange rates (2%). Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2008, net sales in Germany increased by 25%, net sales in Asia increased by 25%, primarily driven by Singapore, China, and Korea, net sales in the Americas increased by 46% and net sales in all other countries increased by 38%, which includes the results of Corbett. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 88% of total sales, and instrumentation products, which represented approximately 11% of total sales. Sales of sample and assay technologies which include consumables and instrumentation experienced growth rates of 36% and 51%, respectively, in 2008 as compared to 2007.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2008, we launched more than 80 new products in the area of sample & assay technologies, including the QIAxcel for fully automated capillary electrophoresis to separate and analyze DNA, RNA and proteins, the QIAsymphonySP, the first system of a novel modular processing platform which can be integrated to automate entire sample and assay technology-related workflows and the EZ1 Advanced, the next generation of our successful EZ1 for the fully automated low throughput sample preparation with prefilled cartridges. In addition, we launched a number of assay technologies including two tests for the applied testing markets to detect bovine viral diarrhea virus (BVD) in cattle and Taylorella equigenitalis in horses, a series of products for analyzing genetic differences and micro RNA (miRNA) analysis as well as a CE-marked test for the detection and quantification of Malaria (P. falciparum, P. vivax, P. ovale and P. malariae), the next generation of multiplex detection of respiratory viral targets (ResPlex II Panel v 2.0) and a molecular diagnostic assay in the EU to type the HLA-B*5701 allele, a genetic variation in the Human Leucocyte Antigen (HLA) system, causing adverse reactions in AIDS patients.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. For the year ended December 31, 2008, as compared to the same period in 2007, using the 2007 foreign exchange rates for both periods, net sales would have increased approximately by 35% as compared to the reported increases of 37%.

Gross Profit

Gross profit was $599.7 million, or 67% of net sales, in the year ended December 31, 2008 as compared to $433.5 million, or 67% of net sales, in 2007. The absolute dollar increase in 2008 compared to 2007 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a quarter when compared to the gross margin of another quarter. During 2008 and 2007, sample and assay product sales represented approximately 88% and 89% of our total sales, respectively. The gross margin in 2008 as compared to 2007 reflects an increase in sample and assay sales at a more favorable margin, offset by an increase in amortization of acquisition-related intangible assets.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to $48.7 million in 2008 as compared to $23.6 million in 2007. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations, namely Corbett and Digene which were acquired in July 2008 and 2007, respectively.

In addition, during 2008, a total of $1.4 million was expensed to acquisition-related cost of sales related to the write-up of acquired inventory to fair market value as a result of the 2008 business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. During 2007, a total of $2.8 million was expensed to acquisition-related cost of sales and included approximately $300,000 of inventory, which was written off as a result of the Digene and eGene acquisitions as well as $2.5 million in cost related to the write-up of acquired inventory to fair market value as a result of the 2007 business combinations.

Research and Development

Research and development expenses increased by 50% to $97.3 million (11% of net sales) in 2008 compared to $64.9 million (10% of net sales) in the same period of 2007. Using identical foreign exchange rates for both years, research and development expenses increased approximately 44%. Our 2007 and 2008 acquisitions, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) and EU CE approval of certain assays or instruments.

Sales and Marketing

Sales and marketing expenses increased by 38% to $227.4 million (25% of net sales) in 2008 from $164.7 million (25% of net sales) in 2007. Using identical foreign exchange rates for both years, sales and marketing expenses increased 35%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2008 as compared to 2007 is primarily due to our acquisitions of Corbett and Digene in July of 2008 and 2007, respectively, through which we acquired over 200 sales and marketing personnel. In addition, the sales and marketing expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. We anticipate that sales and marketing costs will continue to increase along with new product introductions and continued growth in sales of our products.

General and Administrative, Integration and Other Costs

General and administrative, business integration, restructuring and related costs increased by 31% to $113.9 million (13% of net sales) in 2008 from $87.2 million (13% of net sales) in 2007. Using identical foreign exchange rates for both years, these expenses increased by approximately 28%. The increase in these expenses in 2008 is partly the result of general and administrative expenses related to our new businesses acquired in 2008, which have expanded our presence in Australia, as well as the full year’s expense from our 2007 acquisitions. Further, we have continued to incur integration costs for businesses acquired in 2007 as well as for the new businesses acquired in 2008. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which generally has continued to expand along with our growth. Included in these costs are $8.1 million in 2008 and $7.2 million in 2007 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under the caption “acquisition-related intangible amortization.” Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and marketing line items based on the use of the asset.

During 2008, the amortization expense on acquisition-related intangibles within operating expense increased to $14.4 million compared to $7.7 million in 2007. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations.

Purchased In-Process Research and Development

Purchased in-process research and development costs represent the value assigned to research and development projects which were commenced but not yet completed at the date of acquisition, technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise. In connection with our 2008 acquisition of Corbett, we recorded charges of $985,000 for purchased in-process research and development. In connection with acquisitions in 2007, we recorded a charge of $25.9 million for purchased in-process research and development which included $900,000 related to eGene and $25.0 million related to Digene. For further information on the purchased in-process research and development, see Note 4 of the Notes to Consolidated Financial Statements included in Item 18.

Other Income (Expense)

Other expense was $26.4 million in 2008, as compared to other expense of $7.4 million in 2007. This increase in expense was mainly due to higher interest expense, lower interest income and the impairment of a cost-method investment. During the third quarter of 2008, in connection with the acquisition of Corbett, we recorded a $4.0 million impairment of a cost-method investment based on an assessment of the recoverability of the investment amount. Following the acquisition of Corbett, we anticipated a change in our purchasing pattern of the investee’s products, which is expected to negatively impact the forecasted financial condition of the investee. Accordingly, we believe the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that the recoverability of the asset through future cash flows was not considered likely enough to support the carrying value.

For the year ended December 31, 2008, interest income decreased to $9.5 million from $19.5 million in 2007. The decrease in interest income was due to a decrease in the amount of investments along with a decline in interest rates.

Interest expense increased to $37.5 million in 2008 compared to $31.5 million in 2007. Interest costs primarily relate to the $500.0 million term loan obtained in July 2007 in connection with the Digene acquisition and our long-term borrowings from QIAGEN Finance and Euro Finance. The increase in interest expense in 2008 as compared to 2007 is primarily due to the interest expense on the new term loan obtained in July 2007 which is tied to LIBOR plus a margin.

Provision for Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2008 and 2007, our effective tax rates were 25% and 34%, respectively. The effective tax rates during 2008 and 2007 are impacted as a result of non-recurring acquisition-related charges which were recorded without any related tax benefit. In 2008, an increasing portion of our pre-tax income is attributable to subsidiaries with lower effective tax rates as compared to 2007. In 2008, the German tax rate decreased to 30% as compared to 39% in 2007. Further, the effective tax rates during 2007 are impacted as a result of the $25.9 million purchased in-process research and development charge which was recorded without any related tax benefit.

Foreign Currency

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2009, 2008 and 2007 was $5.6 million, ($0.2) million and $2.0 million, respectively, and is included in other income (expense), net.

Derivatives and Hedging

In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness. To determine our own credit risk we estimated our own credit rating by benchmarking the price of our outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, we quantified our credit risk by reference to publicly-traded debt with a corresponding rating.

Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts.

Interest Rate Derivatives.    We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as ‘accounting hedges’. All derivatives that qualify for hedge accounting are ‘cash-flow hedges’. Further details of our derivative and hedging activities can be found in Note 6 to the accompanying consolidated financial statements.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2009 and 2008, we had cash and cash equivalents of $825.6 million and $333.3 million, respectively. We also had short-term investments of $40.0 million at December 31, 2009. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2009, cash and cash equivalents had increased by $492.2 million from December 31, 2008 primarily due to cash provided by operating activities of $217.0 million and financing activities of $629.2 million, offset by cash used in investing activities of $341.7 million. As of December 31, 2009 and 2008, we had working capital of $957.9 million and $441.2 million, respectively.

Operating Activities.    For the years ended December 31, 2009 and 2008, we generated net cash from operating activities of $217.0 million and $173.0 million, respectively. Cash provided by operating activities increased in 2009 compared to 2008 primarily due to increases in net income, depreciation and amortization, and accrued and other liabilities, partially offset by increases in accounts receivable and inventories. The increase in net income and accounts receivable is primarily attributable to our 2009 sales growth, while the increase in depreciation and amortization is primarily due to our new acquisitions. The increase in accrued and other liabilities reflects higher accruals as a result of our growth, such as accrued payroll and royalties. The increase in inventories in 2009 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Investing Activities.    Approximately $341.7 million of cash was used in investing activities during 2009, compared to $210.5 million during 2008. Investing activities during 2009 consisted principally of cash paid for purchases of property and equipment and intangible assets as well as cash paid for acquisitions. During 2009, cash paid for acquisitions, net of cash acquired totaled $234.7 million and includes cash paid for acquisitions made in 2009 as well as milestone payments from previous acquisitions. In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom, for an upfront purchase price of $94.5 million in cash and potential future milestone payments. Additionally, in August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. In December 2009, we acquired SABiosciences, located in Frederick, Maryland for $97.6 million in cash subject to customary adjustment. Investing activities during 2008 consisted principally of purchases of property and equipment, intangibles and cash paid for acquisitions as well as a loan to Dx Assay Pte Ltd, our new joint venture in Singapore, partially offset by the sale of marketable securities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totaling up to $106.2 million based on the achievement of certain revenue and operating results milestones as follows: $18.6 million in 2010, $16.5 million in 2011, $16.2 million in 2012 and $54.9 million payable in any 12 month period from now until 2014 if certain criteria are met. Of the $106.2 million total contingent obligation, approximately $40.8 million is accrued as of December 31, 2009.

In January 2009, we purchased land adjacent to our facility in Hilden, Germany for EUR 2.5 million (approximately $3.2 million) and in August 2009 began the construction to further expand the German facilities for research and development and production space. In addition, we are planning for expansions at our Germantown, Maryland facility for production and administrative space, construction on which is expected to begin in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately $93.9 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

Financing Activities.    Financing activities provided $629.2 million in cash for the year ended December 31, 2009, compared to $12.8 million for 2008. Cash provided during 2009 was primarily due to the sale of 31.625 million common shares, including 4.125 million common shares upon exercise of the underwriters’ over-allotment option, in September 2009. After deducting the underwriting discounts, commissions and the offering expenses net of tax, the total net proceeds from the offering were $623.6 million. We intend to use the net proceeds of this offering to fund acquisitions, including our September 2009 acquisition of DxS Ltd. and our December 2009 acquisition of SABiosciences, to strengthen our balance sheet and for general corporate purposes.

We have credit lines totaling $183.7 million at variable interest rates, an insignificant amount of which was utilized as of December 31, 2009. We also have capital lease obligations, including interest, in the aggregate amount of $38.9 million, and carry $920.0 million of long-term debt, of which $50.0 million is current as of December 31, 2009.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of $750 million in the form of (1) a $500.0 million term loan, (2) a $100.0 million bridge loan, and (3) a $150.0 million revolving credit facility. Under the agreement, the $500.0 million term loan will mature in July 2012 with an amortization schedule commenced July 2009. The $150.0 million revolving credit facility will also expire in July 2012. The $100.0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the $500.0 million term loan and the $150.0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A $200.0 million portion of the $500.0 million term loan has been swapped into a fixed interest rate.

We have notes payable, which are the long-term borrowings of the proceeds from the issuances of $150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance (2004 Notes), and of $300.0 million 3.25% senior convertible notes (2006 Notes) due in 2026 through Euro Finance. QIAGEN Finance and Euro Finance are unconsolidated subsidiaries, which were established for this purpose. At December 31, 2009, $145.0 million and $300.0 million are included in long-term debt for the amount of 2004 Notes and 2006 Notes payable to QIAGEN Finance and Euro Finance, respectively. In connection with conversion of $5.0 million of the 2004 Notes, we repaid $5.0 million of the debt to QIAGEN Finance. The 2004 Notes have an effective rate of 2.14%, are due in July 2011 and are convertible into our common shares at a conversion price of $12.6449, subject to adjustment. The 2006 Notes have an effective rate of 3.91%, are due in November 2012 and are convertible into our common shares at a conversion price of $20.00, subject to adjustment. QIAGEN N.V. has guaranteed the 2004 and 2006 Notes and has agreements with QIAGEN Finance and Euro Finance to issue shares to the investors in the event of conversion. These subscription rights, along with the related receivable, are recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, we issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of $5.0 million of the 2004 Notes.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Off-Balance Sheet Arrangements

Other than our arrangements with QIAGEN Finance and Euro Finance as discussed above and in Notes 10, 14 and 18 to the consolidated financial statements, we did not use special purpose entities and do not have off-balance-sheet financing arrangements as of and during the years ended December 31, 2009, 2008 and 2007.

Contractual Obligations

As of December 31, 2009, our future contractual cash obligations are as follows:

Contractual obligations (in thousands)	Payments Due by Period
	Total	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$920,000	$50,000	$220,000	$650,000	$—	$—	$—
Capital lease obligations	38,935	5,275	5,327	5,351	5,281	5,237	12,464
Operating leases	21,358	8,598	6,211	3,971	1,365	669	544
Purchase obligations	52,154	44,383	6,157	231	188	187	1,008
License and royalty payments	3,945	725	692	655	655	655	563
Lease termination	225	182	43	—	—	—	—

Total contractual cash obligations	$1,036,617	$109,163	$238,430	$660,208	$7,489	$6,748	$14,579

In addition to the above and pursuant to purchase agreements for several of our recent acquisitions, we could be required to make additional contingent cash payments totaling up to $106.2 million based on revenue and other milestones in 2010 and beyond.

Liabilities associated with uncertain tax positions, including interest, are currently estimated at $10.8 million and are not included in the table above as we cannot reasonably estimate when, if ever, an amount would be paid to a government agency. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by each agency and expiration of statutes of limitation for assessment of additional taxes.

Critical Accounting Policies, Judgments and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, investments, goodwill and other intangible assets, share-based compensation, income taxes and purchase price allocation. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

Revenue Recognition.    We recognize revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectability of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Investments.    We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of influence that we exert. Assessing the level of influence involves subjective judgments. If management’s assumptions with respect to its level of influence differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

Goodwill and Other Intangible Assets.    We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. If we determine that the fair values of our reporting units are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2009, goodwill and intangible assets totaled $1.3 billion and $752.3 million, respectively, and were included in the following segments:

	Goodwill	Intangibles
Americas	$1,021,543	$469,366
Germany	64,330	123,335
Switzerland	12,492	10,662
Asia	15,805	9,728
All others	222,894	137,378
Corporate	—	1,827

Total	$1,337,064	$752,296

In the fourth quarter of 2009, we performed our annual impairment assessment of goodwill (using data as of October 1, 2009). In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Based on the sensitivity analysis performed, we determined that in the event that our estimates of projected future cash flows were too high by 10%, there would still be no impact on the reported value of goodwill at December 31, 2009.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

Share-Based Compensation.    Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock-based awards. We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. Changes in the assumptions used can materially affect the grant date fair value of an award.

Income Taxes.    The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products, and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Purchase Price Allocation.    The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in Item 18 of this Annual Report which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Recent Authoritative Pronouncements

For information on recent accounting pronouncements impacting our business, see Note 2 of the Notes to Consolidated Financial Statements included in Item 18.

Item 6.	Directors, Senior Management and Employees

Managing Directors and Supervisory Directors are appointed annually for the period beginning on the date following the Annual General Meeting of our shareholders up to and including the date of the Annual General Meeting held in the following fiscal year.

Our Supervisory Directors and Managing Directors, and their ages as of January 25, 2010, are as follows:

Managing Directors:

Name	Age	Position
Peer M. Schatz	44	Managing Director, Chief Executive Officer
Roland Sackers	41	Managing Director, Chief Financial Officer
Dr. Joachim Schorr	49	Managing Director, Senior Vice President, Research and Development
Bernd Uder	52	Managing Director, Senior Vice President, Global Sales and Service Solutions

Supervisory Directors:

Name	Age	Position
Prof. Dr. Detlev H. Riesner	68	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Werner Brandt	56	Supervisory Director and Chairman of the Audit Committee
Dr. Metin Colpan	54	Supervisory Director
Erik Hornnaess	72	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee
Prof. Dr. Manfred Karobath	68	Supervisory Director and Member of the Compensation Committee
Heino von Prondzynski	60	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors and Managing Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 44, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a member of the Managing Board in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of

Business in 1991. Until 2008, Mr. Schatz was a member of the Supervisory Board of Evotec AG. He serves as a member of the Managing Board of PMS Asset Management GmbH. Mr. Schatz also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 41, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a member of the Managing Board. Between 1995 and 1999, he served as an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the Supervisory Board and Audit Committee of IBS AG. Until December 2007, Mr. Sackers was also a member of the Board of Directors of Operon Biotechnologies, Inc. Mr. Sackers is QIAGEN’s representative observer on the Board of Eurofins Genomics BV and is a Board member of the industry association BIO Deutschland.

Dr. Joachim Schorr, 49, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a member of the Managing Board in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the Supervisory Board of QBM Cell Sciences.

Bernd Uder, 52, joined the Company in 2001 as Vice President Sales & Marketing and became a member of the Managing Board and Senior Vice President Sales & Marketing in 2004. In 2005, Mr. Uder became Senior Vice President Global Sales and Service Solutions. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e-business with Amersham Pharmacia Biotech.

Professor Dr. Detlev H. Riesner, 68, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics (former Neuraxo) GmbH, Erkrath, Evocatal GmbH, Düsseldorf and DRK Blutspendedienst West, gGMBH, Hagen. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada, and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 56, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for

Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

Dr. Metin Colpan, 54, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 72, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 68, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 60, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV, Epigenomics, CARIDIAN BCT and Hospira, Inc.

Professor Dr. jur. Carsten P. Claussen, 82, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present he is a partner in the law firm of Hoffman Liebs Fritsch and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne and WAS Worldwide Analytical Systems AG, Kleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by our directors and officers in 2009. The variable component is based on performance relative to personal goals and corporate goals agreed to by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2009 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to QIAGEN and its objectives.

Year ended December 31, 2009	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Managing Board:
Peer M. Schatz	$1,220,000	$673,000	$1,000	$1,894,000
Roland Sackers	$520,000	$315,000	$41,000	$876,000
Dr. Joachim Schorr	$348,000	$184,000	$23,000	$555,000
Bernd Uder	$348,000	$183,000	$14,000	$545,000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

Year ended December 31, 2009	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options	Restricted Stock Units
Managing Board:
Peer M. Schatz	$81,000	122,521	393,847
Roland Sackers	$73,000	40,115	128,949
Dr. Joachim Schorr	$26,000	19,088	61,360
Bernd Uder	$48,000	18,168	58,403

The Supervisory Board compensation for 2009 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

• Fee paid to each member of the Supervisory Board	€30,000

• Additional compensation payable to members holding the following positions:

• Chairman of the Supervisory Board	€20,000

• Vice Chairman of the Supervisory Board	€5,000

• Chairman of the Audit Committee	€15,000

• Chairman of the Compensation Committee	€10,000

• Fee payable to each member of the Audit Committee	€7,500

• Fee payable to each member of the Compensation Committee	€5,000

Members of the Supervisory Board also receive €1,000 for attending the Annual General Meeting and €1,000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive €1,000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than $0.2 million to Dr. Colpan for his scientific consulting services, including travel reimbursements.

Name	Fixed Remuneration	Chairman/ Vice-Chairman Committee	Committee Membership	Meeting Attendance	Subcommittee Meeting Attendance	Variable Cash Remuneration	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	$42,000	$28,000	—	$8,500	$7,000	$7,000	$92,500
Dr. Werner Brandt	$42,000	$21,000	—	$7,000	—	$7,000	$77,000
Dr. Metin Colpan	$42,000	—	—	$8,500	$7,000	$7,000	$64,500
Erik Hornnaess	$42,000	$21,000	$10,500	$8,500	—	$7,000	$89,000
Prof. Dr. Manfred Karobath	$42,000	—	$7,000	$7,000	$7,000	$7,000	$70,000
Heino von Prondzynski	$42,000	—	$10,500	$7,000	$5,500	$7,000	$72,000

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2009, the following options or other share-based compensation were granted to the members of the Supervisory Board.

Year ended December 31, 2009	Grants
Name	Stock Options	Restricted Stock Units
Supervisory Board:
Prof. Dr. Detlev H. Riesner	1,937	5,366
Dr. Werner Brandt	1,937	5,366
Dr. Metin Colpan	1,937	5,366
Erik Hornnaess	1,937	5,366
Prof. Dr. Manfred Karobath	1,937	5,366
Heino von Prondzynski	1,937	5,366

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 25, 2010:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices	Total Unvested Stock Awards
Peer M. Schatz	2,310,614	229,447	3/2011 to 2/2019	$4.590 to $22.430	843,430
Roland Sackers	86,231	62,541	3/2011 to 2/2019	$16.340 to $22.430	271,706
Dr. Joachim Schorr	111,706	35,451	10/2011 to 2/2019	$11.985 to $22.430	129,963
Bernd Uder	36,588	34,070	3/2011 to 2/2019	$16.340 to $22.430	125,362
Prof. Dr. Detlev H. Riesner	80,424	3,511	3/2011 to 2/2019	$6.018 to $22.430	14,239
Dr. Werner Brandt	463	2,863	4/2018 to 2/2019	$16.340 to $22.430	8,852
Dr. Metin Colpan	773,907	3,511	3/2011 to 2/2019	$6.018 to $22.430	14,239
Erik Hornnaess	89,757	3,511	3/2011 to 2/2019	$6.018 to $22.430	14,239
Prof. Dr. Manfred Karobath	83,757	3,511	3/2011 to 2/2019	$6.018 to $22.430	14,239
Heino von Prondzynski	463	2,863	4/2018 to 2/2019	$16.340 to $22.430	8,852

Committees of the Supervisory Board

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Werner Brandt	✓	✓ (Chairman)

Erik Hornnaess	✓	✓	✓ (Chairman)	✓

Prof. Dr. Manfred Karobath	✓		✓

Heino von Prondzynski	✓	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the NASDAQ Rules,

a majority of the Supervisory Directors must qualify as independent, as defined in the Rules. Presently, Dr. Colpan is not considered to be independent due to his former position as our Chief Executive Officer and member of our Managing Board. In addition, Mr. Colpan continues to provide scientific advisory services to the Company. Dr. Colpan does not serve on any committees of the Supervisory Board.

Audit Committee

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Brandt (Chairman), Mr. Hornnaess and Mr. von Prondzynski, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the Marketplace Rules of the NASDAQ. The Audit Committee reviews major financial risk exposures, pre-approves related-party transactions, and reviews any legal matter that could have a significant impact on the financial statements. Further, the Audit Committee is responsible to establish complaint procedures, including confidential, anonymous submission by employees of concerns, for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters. The Audit Committee is also responsible together with the Managing Board for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of shareholders. The independent registered public accounting firm audits the consolidated financial statements and certain local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Brandt as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

Compensation Committee

The Compensation Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of two members, Mr. Erik Hornnaess (Chairman) and Professor Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee

The Selection and Appointment Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Mr. Erik Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Share Ownership

The following table sets forth certain information as of January 25, 2010 concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares Beneficially Owned (1) Number		Percent Ownership (2)
Peer M. Schatz, Germany	1,550,684	(3)	0.7%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1,752,068	(7)	0.8%
Dr. Werner Brandt, Germany	800	(8)	*
Dr. Metin Colpan, Germany	4,538,703	(9)	2.0%
Erik Hornnaess, Spain	10,000	(10)	*
Professor Dr. Manfred Karobath, Austria	0	(11)	*
Heino von Prondzynski, Switzerland	0	(12)	*

*	Indicates that the person beneficially owns less than 0.5% of the Common Shares issued and outstanding as of January 25, 2010.
(1)	The number of Common Shares issued and outstanding as of January 25, 2010 was 232,093,276. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.
(2)	Does not include Common Shares subject to options or awards held by such persons at January 25, 2010. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.
(3)	Does not include 2,424,009 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $4.590 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(4)	Does not include 110,815 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(5)	Does not include 129,091 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $11.985 to $22.430 per share. Options expire in increments during the period between 10/2011 and 2/2019.
(6)	Does not include 53,474 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(7)	Does not include 81,069 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019. Prof. Riesner also has the option to purchase 82,302 Common Shares through Thomé Asset Management & Controlling. Includes 1,752,068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

(8)	Does not include 1,108 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2019.
(9)	Does not include 774,552 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019. Includes 3,738,703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800,000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 80,566 Common Shares through Thomé Asset Management & Controlling.
(10)	Does not include 90,402 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(11)	Does not include 84,402 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $6.018 to $22.430 per share. Options expire in increments during the period between 3/2011 and 2/2019.
(12)	Does not include 1,108 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from $16.340 to $22.430 per share. Options expire in increments during the period between 4/2018 and 2/2019.

Employees

As of December 31, 2009, we employed 3,495 individuals, 20% of whom worked in research and development, 36% in sales, 24% in production/logistics, 7% in marketing and 13% in administration.

Region	Research & Development	Sales	Production	Marketing	Administration	Total
Americas	185	497	265	64	140	1,151
Europe	464	435	450	128	235	1,712
Asia	29	282	82	38	71	502
Rest of World	20	37	53	3	17	130

December 31, 2009	698	1,251	850	233	463	3,495

At December 31, 2008 and 2007, we employed 3,041 and 2,662 individuals, respectively. None of our employees is represented by a labor union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

Stock Plans

We adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22,000,000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the agreements under the Plan.

The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans and exchanged Digene stock options and awards into the Company’s common stock. No new grants will be made under these plans.

The Compensation Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation Committee or the Supervisory Board may at any time amend the plans in any respect, subject to Supervisory Board approval, and except that (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant’s consent and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act.

As of January 25, 2010, there were 8.3 million options outstanding at prices ranging between $1.85 and $49.75 and expiring between January 2010 and November 2019. The exercise price of the options is the fair market value of the Common Shares as of the date of grant or a premium above fair market value. Additionally there were 3.0 million restricted stock unit awards outstanding as of January 25, 2010. These awards will be released between February 2010 and October 2019. As of January 25, 2010, options to purchase 4.0 million Common Shares and 1.4 million restricted stock units were held by the officers and directors of QIAGEN, as a group.

Item 7.	Major Shareholders and Related Party Transactions

The following table sets forth certain information as of December 31, 2009, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number		Percent Ownership (1)
FMR LLC, United States	29,296,616	(2)	12.62%

(1)	The percentage ownership was calculated based on 232,074,445 Common Shares issued and outstanding as of December 31, 2009.
(2)

Of the 29,296,616 shares attributed to FMR LLC, it has sole voting power over 9,028,362 shares and sole dispositive power over all 29,296,616 shares. Such voting and dispositive power is also attributable to

Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 16, 2010, which reported ownership as of December 31, 2009. FMR Corp. reported that it beneficially owned 23,079,319 shares representing 11.67% of the total Common Shares issued and outstanding at December 31, 2008 and 28,386,926 shares representing 14.53% of the total Common Shares issued and outstanding at December 31, 2007.

Our common stock is traded on the NASDAQ Global Select Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 25, 2010, there were 181 shareholders of record of our common shares.

Control of Registrant

To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person. As of January 25, 2010, the officers and directors of QIAGEN as a group beneficially owned 7,852,255 Common Shares, or 3.38% of the then outstanding Common Shares.

Related Party Transactions

We have a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for scientific consulting services, subject to adjustment. During each of the years ended December 31, 2009 and 2008, we paid approximately $0.2 million to Dr. Colpan for scientific consulting services under this agreement.

From time to time, we have transactions with companies in which we hold an interest all of which are individually and in sum immaterial except for certain transactions as discussed below.

We have a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. As of December 31, 2009 and 2008, we had accounts receivable from PreAnalytix of $1.0 million and $0.3 million, and accounts payable to PreAnalytix of $0.3 million, respectively.

During 2007, we made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital, which represents a 33.3% interest in Dx Assays Pte Ltd. In 2008, we made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013. During the year ended December 31, 2009, we recorded sales of $1.8 million to Dx Assays. As of December 31, 2009, we had accounts receivable from Dx Assays of $2.1 million and accounts payable to Dx Assays of $0.9 million.

We have a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10 of the Notes to the Consolidated Financial Statements, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though we do report the full obligation of the debt through our liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2009 and 2008, we had a loan payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $3.3 million and amounts receivable from QIAGEN Finance of $2.3 million. As of December 31, 2009 and 2008, we had a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.6 million.

Item 8.	Financial Information

See Item 18.

Legal Proceedings

For information on legal proceedings, see Note 16 of the Notes to Condensed Consolidated Financial Statements.

While no assurances can be given regarding the outcome of proceedings described in Note 16, based on information currently available, we believe that the resolution of these matters is unlikely to have a material adverse effect on our financial position or results of future operations for QIAGEN N.V. as a whole. However, because of the nature and inherent uncertainties of litigation, should the outcomes be unfavorable, certain aspects of our business, financial condition, and results of operations and cash flows could be materially adversely affected.

Statement of Dividend Policy

We have not paid any dividends on our Common Shares since our inception and do not intend to pay any dividends on our Common Shares in the foreseeable future. We intend to retain our earnings, if any, for the development of our business.

Item 9.	The Listing of QIAGEN’s Common Shares

Effective July 3, 2006, our Common Shares began trading on the NASDAQ Global Select Market under the symbol QGEN. Previously, since February 15, 2005, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGEN. Prior to that, since June 27, 1996, our Common Shares had been quoted on the NASDAQ National Market under the symbol QGENF. The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two fiscal years, and the monthly high and low sale prices for the last six months of our Common Shares on the NASDAQ Global Select and NASDAQ National Market, as applicable.

	High ($)	Low ($)
Annual
2005	13.95	10.45
2006	16.26	11.56
2007	23.83	15.22
2008	23.53	12.52
2009	23.58	14.32

	High ($)	Low ($)
Quarterly 2008:
First Quarter	23.53	18.17
Second Quarter	22.62	18.49
Third Quarter	21.83	16.26
Fourth Quarter	20.28	12.52

	High ($)	Low ($)
Quarterly 2009:
First Quarter	18.23	14.32
Second Quarter	18.68	14.79
Third Quarter	23.35	17.20
Fourth Quarter	23.58	20.46

Quarterly 2010:
First Quarter (through March 15, 2010)	23.71	20.26

	High ($)	Low ($)
Monthly
September 2009	23.35	20.05
October 2009	21.97	20.46
November 2009	23.58	20.56
December 2009	22.91	21.28
January 2010	23.71	21.76
February 2010	22.16	20.26

Since September 25, 1997, our Common Shares were traded officially on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA and with the security code number 901626. As of January 1, 2003, the trading of our Common Shares was transferred from the Neuer Markt segment of the Frankfurt Stock Exchange to the Prime Standard Segment of the Frankfurt Stock Exchange. The Neuer Markt segment was discontinued in 2004. The following table sets forth the annual high and low sale prices for the last five years, the quarterly high and low sale prices for the last two fiscal years, and the monthly high and low sale prices for the last six months of our Common Shares on the Prime Standard.

	High (EUR)	Low (EUR)
Annual
2005	11.74	8.05
2006	13.09	9.52
2007	16.44	11.45
2008	15.77	10.04
2009	15.98	11.12

	High (EUR)	Low (EUR)
Quarterly 2008:
First Quarter	15.77	11.49
Second Quarter	14.75	11.85
Third Quarter	14.86	11.87
Fourth Quarter	14.29	10.04

	High (EUR)	Low (EUR)
Quarterly 2009:
First Quarter	14.18	11.12
Second Quarter	13.56	11.12
Third Quarter	15.98	12.36
Fourth Quarter	15.81	13.84

Quarterly 2010:
First Quarter (through March 15, 2010)	16.71	14.67

	High (EUR)	Low (EUR)
Monthly:
September 2009	15.98	13.69
October 2009	14.88	13.84
November 2009	15.73	13.87
December 2009	15.81	14.42
January 2010	16.71	15.34
February 2010	16.11	14.67

Item 10.	Additional Information

Memorandum and Articles of Association

We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our full Articles of Association, as lastly amended on July 2, 2008, or the Articles, and Dutch law, where appropriate. The Dutch Corporate Governance Code, or Code, that was published on December 9, 2003 (and revised on December 10, 2008) contains principles of good corporate governance and best practice provisions. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. A listed company should either comply with, or if not, explain in its annual report why and to what extent, it does not comply with the best practice provisions of the Code. The Code has been taken into account in the summary below.

This summary does not purport to be complete and is qualified in its entirety by reference to the Articles, Dutch Law and the Code.

Corporate Purpose

Our objects include, without limitation, the performance of activities in the biotechnology industry, as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business.

Managing Directors

QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The majority view under Dutch law is that in managing QIAGEN, the Managing Directors must take into account our interests and our business and the interests of all stakeholders (which includes but is not limited to our shareholders). Managing Directors shall be appointed by the General Meeting of our shareholders upon the joint meeting of the Supervisory Board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the General Meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of employment of the Managing Directors within the scope of the remuneration policy. The remuneration policy of the Managing Board has been adopted in our annual General Meeting on June 14, 2005.

Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us, we are represented by the Supervisory Board. However, the General Meeting should at all times in an event of a conflict of interest be given the opportunity to appoint a person who is authorized to represent QIAGEN in such event. According to the Code, any conflict of interest or apparent conflict of interest between the company and Managing Directors should be avoided. Decisions to enter into transactions under which Managing Directors would have conflicts of interest that are of material significance to the Company and/or to the relevant Managing Director require the approval of the Supervisory Board.

Supervisory Directors

The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles, the Supervisory Directors are required to serve our interests and our business and the interest of all stakeholders (which includes but is not limited to our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may from time to time determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board.

Under Dutch law and the Code, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation Committee. Any shares held by a Supervisory Director in the company on whose board he sits should be long-term investments.

Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies on the board of directors of a corporation.

Liability of Managing Directors and Supervisory Directors

Under Dutch law, as a general rule, Managing Directors and Supervisory Directors are not liable for obligations we incur. Under certain circumstances, however, they may become liable, either towards QIAGEN (internal liability) or to others (external liability), although some exceptions are described below.

Liability Towards QIAGEN

Failure of a Managing or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing or Supervisory Director must be deemed to have been grossly negligent. Managing Directors are jointly and severally liable for failure of the Managing Board as a whole, but an individual Managing Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences. Supervisory Directors are jointly and severally liable for failure of the Supervisory Board as a whole, but an individual Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing its consequences.

Liability for Misrepresentation in Annual Accounts

Managing and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, annual report or interim statements of QIAGEN, although a Managing or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing or Supervisory Director may be found to be criminally liable if he or she deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts.

Tort Liability

Under Dutch law, there can be liability if one has committed a tort (onrechtmatige daad) against another person. Although there is no clear definition of “tort” under Dutch law, breach of a duty of care towards a third party is generally considered to be a tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing or Supervisory Directors.

Criminal Liability

Under Dutch law, if a legal entity has committed a criminal offence, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he or she played a reasonably active role in the criminal act.

Indemnification

Article 27 of our Articles provide that we shall indemnify every person who is or was a Managing Director or Supervisory Directors against all expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he reasonably could believe to be in or not opposed to our best interests. An exception is made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to us.

Classes of Shares

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

Common Shares

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in either our shareholders register with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York, or our shareholder register with TMF FundServices B.V., Westblaak 89, NL-3012 KG Rotterdam, the Netherlands. The Type II shares are registered with our New York Transfer Agent.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgement of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Financing Preference Shares

No Financing Preference Shares are currently issued or outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under “Dividends” below. We have no present plans to issue any Financing Preference Shares.

Preference Shares

No Preference Shares are currently issued or outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates are issued for Preference Shares. Only 25% of the nominal value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (or the call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under “Dividends” below.

Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects.

On August 2, 2004, we entered into an agreement, or Option Agreement, with Stichting Preferente Aandelen QIAGEN, or SPAQ. Pursuant to the Option Agreement, SPAQ was granted an option to acquire such number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. The right to acquire Preference Shares is granted subject to the conditions referred to in the previous paragraph. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules.

SPAQ was incorporated on August 2, 2004. Its principal office is located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands. Its statutory objectives are to protect our interests and our enterprise and the enterprises of companies which are linked to us. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in our interests and the interests of our stakeholders.

The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ two members were appointed to the board of SPAQ. Additional board members shall be appointed by the board of SPAQ. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board.

Pre-emptive Rights

Under our Articles, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre-emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to our employees or one of our group companies. Under our Articles, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if at that time the authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board.

Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or (ii) to designate the Supervisory Board as the corporate body that has authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights.

On July 20, 2007, the General Meeting resolved to authorize the Supervisory Board to issue Common Shares and Financing Preference Shares or grant rights to subscribe to those shares for a period of 5 years commencing on October 11, 2007 and for a maximum of Common Shares and Financing Preference Shares included in our authorized share capital (as included in our Articles).

The General Meeting of shareholders subsequently resolved to grant the authority to exclude or limit any pre-emptive rights. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 50% of the aggregate number of Common Shares and Financing Preference Shares available to be issued or rights to subscribe for those shares available to be granted of our authorized but unissued share capital as of October 11, 2007. The authority to exclude or limit pre-emptive rights covers a period of 5 years commencing as of October 11, 2007.

Acquisition of our Own Shares

We may acquire our own shares, subject to certain provisions of Dutch law and our Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 5 years and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 24, 2009, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period from June 24, 2009 until December 24, 2010, without limitation at a price between one Euro cent (Euro 0.01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Capital Reduction

Subject to the provisions of Dutch law and our Articles, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares or (ii) reducing the nominal value of shares through an amendment of our Articles. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares.

Financial Year, Annual Accounts and Independent Registered Public Accounting Firm

Our financial year coincides with the calendar year. Dutch law and our Articles require that within four months after the end of our fiscal year, the Managing Board must make available a report with respect to such fiscal year, including our financial statements for such year prepared under International Financial Reporting Standards and accompanied by a report of an Independent Registered Public Accounting Firm. The annual report is submitted to the annual General Meeting for adoption.

The General Meeting appoints an Independent Registered Public Accounting Firm to audit the financial statements and to issue a report thereon. On June 24, 2009, our shareholders appointed Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft to serve as our Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2009.

Dividends and Other Distributions

Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch law or our Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the Preference Share Dividend) in a percentage (the Preference Share Dividend Percentage) of the obligatory call amount paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the average main refinancing rates during the financial year for which the distribution is made. Average main refinancing rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the main refinancing rates prevailing on such day. The main refinancing rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares, the Supervisory Board shall determine such amounts as shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend (the Financing Preference Share Dividend) shall be paid on the Financing Preference Shares equal to a percentage (the Financing Preference Share Dividend Percentage) over the nominal value of the Financing Preference Shares, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares. The Financing Preference Shares Dividend Percentage which percentage is related to a fixed average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal as set forth in article 40.4 of our Articles. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to reserves as specified above, the General Meeting may act to allocate such profits, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Distributions as described above are payable as from a date to be determined by the Supervisory Board. The date of payment on Type I shares may differ from the date of payment on Type II shares. Distributions will be made payable at an address or addresses in The Netherlands to be determined by the Supervisory Board, as well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions, provided that cash distributions in respect of Type II shares will, subject to certain exceptions, be paid in the currency of a country where our shares are listed or quoted for trading, converted at the close of business on a day to be determined for that purpose by the Supervisory Board. Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to QIAGEN.

Dutch law provides that the declaration of dividends out of the profits that are at the free disposal of the General Meeting is the exclusive right of the General Meeting. This is different from the corporate law of most jurisdictions in the United States, which permit a corporation’s board of directors to declare dividends.

Shareholder Meetings, Voting Rights and Other Shareholder Rights

The annual General Meeting is required to be held within six months after the end of each fiscal year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing and Supervisory Boards.

Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon the request of one or more shareholders and other persons entitled to attend meetings jointly representing at least 40% of our issued share capital or by one or more shareholders jointly representing at least 10% of our issued share capital as provided for and in accordance with the laws of The Netherlands.

General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given to the shareholders by advertisement in at least one national daily newspaper published in The Netherlands no later than the fifteenth day prior to the meeting. The notice will contain the agenda for the meeting or state that the agenda can be obtained at our offices.

The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least one hundredth part of the issued share capital, or representing a value of at least EUR 50,000,000 may request QIAGEN not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects on the notice convening a meeting, provided that it is not detrimental to the vital interest of the company. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda.

General Meetings are presided over by the chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board.

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles do not allow the adoption of shareholders resolutions by written consent (or otherwise without holding a meeting).

A resolution of the General Meeting to amend our Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend our Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless our Articles require a greater majority or quorum. Our Articles do not provide for shareholders to act by written consent outside of a General Meeting.

A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient.

A shareholder shall upon request be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore, any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing Directors at our registered office in the Netherlands or at our principal place of business. Financial records and other company documents (other than those made public) are not available in this manner for shareholder review, but an extract of the minutes of the General Meeting shall be made available.

According to Dutch law and our Articles, certain resolutions of the Managing Board regarding a significant change in the identity or nature of us or our enterprise are subject to the approval of the General Meeting. The following resolutions of the Managing Board acquire the approval of the General Meeting in any event:

(i)	the transfer of our enterprise or practically our entire enterprise to a third party;

(ii)	the entry into or termination of a long-term cooperation by us or one of our subsidiaries (dochtermaatschappijen) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of a far-reaching significance for us; and

(iii)	the acquisition or divestment by us or one of our subsidiaries (dochtermaatschappijen) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts.

No Derivative Actions; Right to Request Independent Inquiry

Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders holding at least one-tenth of our issued capital, or EUR 225,000, in nominal amount of our shares may inform the Managing Board and the Supervisory Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprises Division of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Division to order certain measures such as a suspension or annulment of resolutions.

Dissolution and Liquidation

The General Meeting may resolve to dissolve QIAGEN. If QIAGEN is dissolved, the liquidation shall be carried out by the person designated for that purpose by the General Meeting, under the supervision of the Supervisory Board. The General Meeting shall upon the proposal of the Supervisory Board determine the remuneration payable to the liquidators and to the person responsible for supervising the liquidation.

During the liquidation process, the provisions of our Articles will remain applicable to the extent possible.

In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the nominal value of their Common Shares, subject to liquidation preference rights of holders of Preference Shares and Financing Preference Shares, if any.

Restrictions on Transfer of Preference Shares

The Supervisory Board, upon application in writing, must approve each transfer of Preference Shares. If approval is refused, the Supervisory Board will designate prospective purchasers willing and able to purchase the shares, otherwise the transfer will be deemed approved.

Limitations in our Articles on Rights to Own Securities

Other than with respect to usufructuaries and pledgees who have no voting rights, our Articles do not impose limitations on rights to own our securities.

Provisions which may Defer or Prevent a Change in Control

The Option Agreement and our Articles could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Pursuant to the Articles (and pursuant to the resolution adopted by our General Meeting on June 16, 2004), the Supervisory Board is authorized to issue Preference Shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued capital or (ii) a person holding at least a 10% interest in us has been designated as an “adverse person” by the Supervisory Board. Under the Option Agreement, SPAQ could acquire Preference Shares subject to the provisions mentioned in this paragraph.

If the Supervisory Board opposes an intended take-over and authorizes the issuance of Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

Due to the implementation of the EC Directive or Takeover Bids, or 13th Directive, in Dutch legislation, shareholders who obtain control of a company are obliged to make a mandatory offer to all other shareholders. The threshold for a mandatory offer is set at the ability to exercise 30% of the voting rights at the General Meeting of shareholders in a Dutch public limited company (naamloze vennootschap) whose securities are admitted to trading on a regulated market in the EU, such as QIAGEN.

Ownership Threshold Requiring Disclosure

Our Articles do not provide an ownership threshold above which ownership must be disclosed. However there are statutory requirements to disclose share ownership above certain thresholds under Dutch law – see “Obligation of Shareholders to Disclose Major Holdings”.

Exchange Controls

There are currently no limitations either under the laws of The Netherlands or in our Articles, to the rights of shareholders from outside The Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in The Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries.

Obligation of Shareholders to Disclose Major Holdings

Certain holders of our shares or rights to acquire shares (which include options and convertible bonds) are subject to notification obligations under Chapter 5.3 of the Dutch Financial Markets Supervision Act, or the FMSA.

Under Chapter 5.3 of the FMSA, any person who, directly or indirectly, acquires or disposes of an interest (including potential interest, such as options and convertible bonds) in our capital or voting rights must immediately notify the Netherlands Authority for the Financial Markets, or AFM, by means of a standard form, if as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in QIAGEN reaches, exceeds or falls below any of the following thresholds: 5% (a bill is being considered that would add a threshold of 3%), 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95% of the voting rights or capital interests in the issued capital of QIAGEN. A notification requirement also applies if a person’s capital interest or voting rights reach, exceed or fall below the above mentioned thresholds as a result of a change in our total share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published our notification as described below. We are required to notify the AFM immediately of the changes to our total share capital or voting rights if our share capital or voting rights changes by 1% or more since our previous notification. We must furthermore quarterly notify the AFM within eight days after the end of the relevant quarter, in the event our share capital or voting rights changed by less than 1% in that relevant quarter since our previous notification.

Furthermore, every holder of 5% (a bill is being considered that would add a threshold of 3%) or more of our share capital or voting rights whose interest at December 31 at midnight differs from a previous notification to the AFM, as a result of certain acts (including but not limited to the exchange of our shares for depository receipts and the exercise of a right to acquire our shares) must notify the AFM within four weeks. Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 5% (a bill is being considered that would reduce this threshold to 3%) or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must immediately notify the AFM. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity. For the purpose of calculating the percentage of capital interest or voting rights, among other metrics, the following interests must be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person’s subsidiaries or by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares.

The AFM does not issue separate public announcements of these notifications. It does, however, keep a public register of all notifications under the FMSA on its website www.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company’s shares or a particular notifying party.

Non-compliance with the notification obligations under the FMSA may lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the shareholding disclosure obligations under the FMSA may lead to civil sanctions, including suspension of the voting rights relating to our shares held by the offender for a period of not more than three years and a prohibition applicable to the offender to acquire any of our shares or voting rights on our shares for a period of up to five years.

Taxation

The following is a general summary of certain material United States federal income and The Netherlands tax consequences to holders of our Common Shares (collectively, “U.S. Holders”) who are (i) citizens or residents of the United States, (ii) entities subject to U.S. corporate tax, (iii) certain pension trusts and other retirement or employee benefits organizations established in the United States but generally exempt from U.S. tax, (iv) certain not-for-profit organizations established in the United States but generally exempt from U.S. tax, (v) United States regulated investment companies, United States real estate investment trusts, and United States real estate mortgage conduits, and (vi) partnerships or similar pass-through entities, estates, and trusts to the extent the income of such partnerships, similar entities, estates, or trusts is subject to tax in the United States as income of a resident in its hands or the hands of its partners, beneficiaries, or grantors. This summary does not discuss every aspect of such taxation that may be relevant to U.S. Holders. Therefore, all prospective purchasers of our Common Shares who would be U.S. Holders are advised to consult their own tax advisor with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of our Common Shares. This summary is based upon the advice of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. with respect to tax consequences for U.S. Holders and Baker & McKenzie with respect to tax consequences under Netherlands law.

The statements of The Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report on Form 20-F, and as a consequence are subject to any changes in United States or The Netherlands law, or in the double taxation conventions between the United States and The Netherlands, occurring after such date.

Netherlands Tax Considerations

The following describes the material tax consequences under Netherlands law of an investment in our Common Shares. Such description is based on current Netherlands law as interpreted under officially published case law, and is limited to the tax implications for an owner of our Common Shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a “non-resident Shareholder” or “Shareholder”).

Dividend Withholding Tax

General.    Upon distribution of dividends, we would be obligated to withhold 15% dividend tax at source and to pay the amount withheld to The Netherlands tax authorities. The term “dividends” means income from shares or other rights participating in profits, as well as income from other corporate rights that is subjected to the same taxation treatment as income from shares by the laws of The Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax, unless derived from our paid-in share premium which is recognized as equity for Netherlands tax purposes.

No withholding tax applies on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates.

A Shareholder can be eligible for a reduction or a refund of Netherlands dividend withholding tax under a tax convention which is in effect between the country of residence of the Shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, Switzerland, Japan and virtually all EU Member States.

U.S. Shareholders.    Under the Tax Convention between The Netherlands and the United States (the “Convention”), the regular 15% withholding tax on dividends we pay to a resident of the United States (as defined in the Convention) who is entitled to the benefits of the Convention, may be reduced to 5% (in the case of a corporate U.S. Shareholder that holds 10% or more of the voting power of a Netherlands company) unless such U.S. shareholder has a permanent establishment in The Netherlands with which the shares are effectively connected.

A full exemption from Netherlands withholding tax may apply to certain U.S. corporate shareholders owning at least 80% of QIAGEN voting power for a period of at least twelve months prior to the distribution.

Dividends we pay to U.S. pension funds and U.S. tax exempt organizations may be eligible for an exemption from dividend withholding tax.

Dividend Stripping.    A refund, reduction, exemption, or credit of Netherlands dividend withholding tax on the basis of Netherlands tax law or on the basis of a tax treaty between The Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (“uiteindelijk gerechtigde”) of the dividends. A recipient of a dividend is not considered to be the beneficial owner of a dividend in an event of “dividend stripping,” in which he has paid a consideration related to the receipt of such dividend. In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred his shares or his entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids Netherlands dividend withholding tax while retaining his “beneficial” interest in the shares and the dividend distributions, by transferring his shares or his entitlement to the dividend distributions.

Income Tax and Corporate Income Tax

General.    A non-resident Shareholder will not be subject to Netherlands income tax with respect to dividends we distribute on our Common Shares or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that:

(a) the non-resident Shareholder has not made an election for the application of the rules of The Netherlands 2001 Income Tax Act as they apply to residents of The Netherlands;

(b) the non-resident Shareholder does not carry on or have an interest in a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable;

(c) the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (“aanmerkelijk belang,” as defined in the Netherlands tax code) in our share capital or, in the event the Shareholder does have such a substantial interest, such interest is a “business asset”; and

(d) the non-resident Shareholder is not entitled to a share in the profits of an enterprise, to which our Common Shares are attributable and that is effectively managed in The Netherlands, other than by way of securities or through an employment contract.

In general terms, a substantial interest (“aanmerkelijk belang”) in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the nominal paid-in capital of, or any class of our shares, does not have the right to acquire 5% or more of the nominal paid-in capital of, or any class of our shares (including a call option) and does not have the right to share in our profit or liquidation revenue amounting to 5% or more of the annual profits or liquidation revenue.

There is no all-encompassing definition of the term “business asset”; whether this determination can be made in general depends on the facts presented and in particular on the activities performed by the Shareholder. If the Shareholder materially conducts a business activity, while the key interest of his investment in our Shares will not be his earnings out of the investment in our Shares but our economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder’s involvement in our business will exceed regular monitoring of his investment in our Shares.

U.S. Shareholders.    Pursuant to the Convention, the gain derived by a U.S. Shareholder from an alienation of our Common Shares constituting a substantial interest of the Shareholder in QIAGEN, not effectively connected or deemed connected with a permanent establishment or permanent representative of the Shareholder in The Netherlands, is not subject to Netherlands income tax or corporate income tax, provided that the gain from the alienation of our Common Shares is not derived by an individual Shareholder who has, at any time during the five-year period preceding such alienation, been a resident of The Netherlands according to Netherlands tax law and who owns, at the time of the alienation, either alone or together with close relatives, at least 25% of any class of our shares.

Gift and Inheritance Tax

A gift or inheritance of our Common Shares from a non-resident Shareholder will generally not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder does not own a business which is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom our Common Shares are attributable. The Netherlands has concluded a tax convention with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either The Netherlands or the United States.

United States Federal Income Tax Considerations

The following summarizes the material U.S. federal income tax consequences of the ownership of our Common Shares by an investor that purchases such Common Shares and that will hold the Common Shares as capital assets. This summary does not purport to be a complete analysis or listing of all potential tax considerations and does not address holders subject to special treatment under U.S. federal income tax laws (including insurance companies, tax-exempt organizations, regulated investment companies, financial institutions, broker dealers or holders that own, actually or constructively, 10% or more of our voting shares).

As used herein, references to a “U.S. Holder” are to a holder of our Common Shares that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) a person or entity otherwise subject to United States federal income taxation on a net income basis with respect to our Common Shares (including a non-resident alien or foreign corporation that holds, or is deemed to hold, our Common Shares in connection with the conduct of a U.S. trade or business); and references to a “non-U.S. Holder” are to a holder that is not a U.S. person for U.S. federal income tax purposes.

Taxation of Dividends

To the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, distributions, if any, made with respect to our Common Shares will be includable for U.S. federal income tax purposes in the income of a U.S. Holder as ordinary dividend income in an amount equal to the sum of any cash and the fair market value of any property that we distribute, before reduction for Netherlands withholding tax. For tax years beginning before 2011, such dividends will be eligible to be treated by U.S. Holder individuals as “qualified dividend income” subject to a maximum tax rate of 15 percent, if the shareholder receiving the dividend satisfies the holding period requirements, and if we are not treated for our taxable year in which the dividend is paid, or our preceding taxable year, as a passive foreign investment company (see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status”). To the extent that such distribution exceeds our current or accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as taxable capital gain. Dividends generally will be treated as income from sources outside the United States and generally will be passive income (or, in the case of certain holders, “financial services income”) for purposes of the foreign tax credit limitation. Dividends we pay will not be eligible for the dividends received deduction allowed to corporations in certain circumstances under the United States Internal Revenue Code of 1986, as amended (the Code). A U.S. Holder may elect annually to either deduct The Netherlands withholding tax (see “Taxation—Netherlands Tax Considerations—Dividend Withholding Tax”) against their income (in which case, the election will apply to all foreign income taxes such U.S. Holder paid in that year) or take the withholding taxes as a credit against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules. If the dividends are qualified for the lower applicable capital gains rate (as discussed in the above paragraph), the amount of the dividend income taken into account for calculating the foreign tax credit limitation will be in general be limited to the gross amount of the dividend, multiplied by the reduced rate, divided by the highest rate of tax normally applicable to dividends. The rules governing the foreign tax credit are complex. We urge you to consult with your own tax advisors regarding the availability of the foreign tax credit in your particular circumstances.

Dividends we pay in a currency other than the U.S. dollar will be included in the income of a U.S. Holder in a U.S. dollar amount based upon the exchange rate in effect on the date of receipt. A U.S. Holder will have a tax basis in such foreign currency for U.S. federal income tax purposes equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent disposition of such foreign currency (including a subsequent conversion into U.S. dollars) will be ordinary income or loss. Such gain or loss will generally be income from sources within the U.S. for foreign tax credit limitation purposes.

A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct of a trade or business within the United States by such non-U.S. Holder, (and are attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of income from our Common Shares), in which case the non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to our Common Shares that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of our Common Shares, as discussed below.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such gain or loss generally will be subject to U.S. federal income tax. An individual U.S. Holder is generally subject to a maximum capital gains rate of 15% for our Common Shares held for more than a year. For U.S. federal income tax purposes, capital losses are subject to limitations on deductibility. Gain realized by a U.S. Holder on the sale or other disposition of our Common Shares generally will be treated as income from sources within the United States for purposes of the foreign tax credit limitation.

A non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of our Common Shares unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and is attributable to a permanent establishment maintained in the United States by such non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such non-U.S. Holder to be subject to U.S. taxation on a net income basis in respect of gain from the sale or other disposition of our Common Shares) or (ii) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, and certain other conditions are met. Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Passive Foreign Investment Company Status

We may be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, and gains from assets which would produce such income other than sales of inventory. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to QIAGEN and our ownership of our subsidiaries is that we, for purposes of the income and assets tests described above, will be treated as owning directly our proportionate share of the assets of our subsidiaries and of receiving directly our proportionate share of each of those companies’ income, if any, so long as we own, directly or indirectly, at least 25% by value of the particular company’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC.

Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the PFIC rules and their effect on an investment in our Common Shares, with particular regard to (i) the advisability of making the qualified election in the event that we notify the shareholders that we have become a PFIC in any taxable year, or (ii) the advisability of making the mark-to-market election provided in the tax law.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, paid within the United States or through certain U.S.-related financial intermediaries on our Common Shares will be subject to information reporting requirements and backup withholding tax at the rate of 28% for a non-corporate United States person and, who also:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the Internal Revenue Service that the individual has failed to report all interest or dividends required to be shown on the Federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Certain corporations and persons that are not United States persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8 or W-9.

If a United States person sells our Common Shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the individual can certify that they are a non-U.S. person, under penalties of perjury, or they otherwise establish an exemption. If a United States person sells our Common Shares through a non-U.S. office of a non-U.S. broker and the sale proceeds are paid to the person outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to the United States person outside the United States, if the person sells our Common Shares through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

A Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s income tax liability by filing a refund claim with the United States Internal Revenue Service.

Foreign Currency Issues

If dividends are paid in euros, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot, euro/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. We have never paid cash dividends on our share capital and do not intend to do so for the foreseeable future.

Documents on Display

Documents referred to in this Annual Report may be inspected at our principal executive office located at Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Our market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness.

Foreign Currency Derivatives.    As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

Interest Rate Derivatives.    We use interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. We have entered into interest rate swaps in which we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount.

We make use of ‘economic hedges’, i.e. derivatives that do not have a formally designated hedging relationship as well as ‘accounting hedges’. All derivatives that qualify for hedge accounting are ‘cash-flow hedges’. Further details of our derivative and hedging activities can be found in Note 6 to the accompanying consolidated financial statements.

Interest Rate Risk

At December 31, 2009, we had $825.6 million in cash and cash equivalents as well as $40.0 million in short-term investments at December 31, 2009. Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment instruments. A hypothetical adverse 10% movement in market interest rates would decrease 2009 earnings by approximately $0.3 million.

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2009. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2009, we had $920.0 million in long-term debt, of which $275.0 million was, taking existing cash flow hedges into considerations, effectively at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2009 earnings by approximately $0.3 million, based on the period-end interest rate.

Foreign Currency Exchange Rate Risk

As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions.

A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact, that we also incur substantial expenses in foreign currencies.

We have significant production and manufacturing facilities located in Germany and Switzerland, and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the manufacturing subsidiaries record revenue and the date when the payment is received from the purchasing subsidiaries exposes us to foreign exchange risk. To the extent practicable, such exposures are offset by operational measures, which include intercompany factoring transactions. We have entered into in the past, and may enter into in the future, foreign exchange derivatives, including forward contracts and options, to manage the remaining foreign exchange risk.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2009, our internal control over financial reporting is effective. Securities and Exchange Commission guidelines permit companies to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft the independent registered public accounting firm that audited our consolidated financial statements for the year ended December 31, 2009, has issued an attestation report on management’s assessment of our internal control over financial reporting, which is included in this Annual Report on Form 20-F. This report appears on page F-2.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Supervisory Board has designated Dr. Werner Brandt as an “audit committee financial expert” as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act. Dr. Brandt is “independent” as defined in the Marketplace Rules of the NASDAQ as applicable to Audit Committees.

Item 16B.	Code of Ethics

QIAGEN has in place a Code of Conduct which qualifies as a code of ethics, as required by SEC and NASDAQ Marketplace Rules. The Code of Conduct applies to all of QIAGEN’s employees, including our principal executive officer, principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Conduct is available on our website at www.qiagen.com.

Item 16C.	Principal Accountant Fees and Services

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy that requires the pre-approval of all services performed for us by our independent registered public accounting firm. Additionally, the Audit Committee has delegated to the Committee Chairman full authority to approve any management request for pre-approval, provided the Chairman presents any approval given at its next scheduled meeting. All audit-related services, tax services and other services rendered by our independent registered public accounting firm or their affiliates were pre-approved by the Audit Committee and are compatible with maintaining the auditor’s independence.

At our 2009 Annual General Meeting of Shareholders held on June 24, 2009, our shareholders appointed Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft to serve as our auditors for the fiscal year ended December 31, 2009. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young GmbH and affiliates for providing audit and other professional services in each of the last two fiscal years:

(in thousands)	2009	2008
Audit fees	$1,905	$1,971
Audit related fees	607	499
Tax fees	66	51
All other fees	120	—

Total	$2,698	$2,521

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission.

Audit-related fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.

Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

All other fees include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes-Oxley Act of 2002.

Item 16D.	Exemptions From the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our corporate governance practices generally derive from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code. Further, due to our listing at the German Stock Exchange in Frankfurt, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s Annual Reports the Company’s compliance with the German Corporate Governance Code adopted by the Government Commission on the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law or state the deviations recorded in the period. These standards differ in some respects from the corporate governance practices followed by U.S. companies under the NASDAQ listing standards. A brief summary of the principal differences follows.

Two-Tier Board

QIAGEN is a ‘Naamloze Vennootschap,’ or N.V., a Dutch limited liability company similar to a corporation in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board consisting of executive management acting under the supervision of a Supervisory Board (non executives), similar to a Board of Directors in a U.S. corporation. The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders (General Meeting). The Managing Board consists of one or more members as determined by the Supervisory

Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. The remuneration of management is determined in accordance with a remuneration policy which has been approved by QIAGEN’s shareholders at the General Meeting on June 14, 2005. The remuneration of the members of the Managing Board will, with due observance of the remuneration policy, be determined by the Supervisory Board based on a proposal by its Compensation Committee.

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Managing Board and the Supervisory Board in which case a simple majority of votes cast is sufficient. Pursuant to our Articles, members of the Supervisory Board cannot be involved in the day-to-day management of our business. Our Supervisory Board has specified matters requiring its approval, including decisions and actions which would fundamentally change the company’s assets, financial position or results of operations. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates.

Independence

Unlike the NASDAQ listing standards which require a majority of the Supervisory Board members to be independent, the Dutch Corporate Governance Code recommends that all Supervisory Board members, with the exception of not more than one person, shall be independent within the meaning of its “best practice” provision. In some cases the Dutch independence requirement is more stringent, such as by requiring a longer “look back” period (five years) for former executive directors. In other cases, the NASDAQ rules are more stringent, such as a broader definition of disqualifying affiliations. Currently, a majority of our Supervisory Board are “independent” under both the NASDAQ and Dutch definitions.

Independent Auditors

In contrast to rules applicable to U.S. companies, which require that external auditors be appointed by the Audit Committee, Dutch law requires that external auditors be appointed by the General Meeting. In accordance with the requirements of Dutch law, the appointment and removal of our independent registered public auditor must be approved by the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which purpose both the Audit Committee and the Managing Board advise the Supervisory Board. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor.

Exemptions

Exemptions from the NASDAQ corporate governance standards are available to foreign private issuers, such as QIAGEN when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s initial public offering, NASDAQ granted QIAGEN exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of The Netherlands. These exemptions and the practices followed by QIAGEN are described below:

•

QIAGEN is exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of The Netherlands and generally accepted business practices in The Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting.

•

QIAGEN is exempt from NASDAQ’s requirements regarding the solicitation of proxies and provision of proxy statements for meetings of the General Meeting. QIAGEN does furnish proxy statements and solicit proxies for meetings of shareholders. However, the laws of The Netherlands do not provide for a “record date” to be fixed in advance of a General Meeting. As a result, the holder of the shares on the day of the meeting may vote the shares at the meeting. QIAGEN’s transfer agent has implemented procedures to check votes by proxy for validity on the day of the meeting.

•

QIAGEN is exempt from NASDAQ’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other equity compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NASDAQ’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN’s General Meeting has granted the Supervisory Board general authority to issue up to a maximum of our authorized capital without further approval of the General Meeting. QIAGEN plans to seek approval of the General Meetings for stock plans and stock issuances only where required under the law of The Netherlands or under QIAGEN’s Articles of Association.

Further Information

For additional information regarding our Boards, including the Audit and other Committees of our Supervisory Board, please refer to the discussion in Item 6 above.

PART III

Item 17.    Financial Statements

See Item  18.

Item 18.    Financial Statements

See pages F-1 through F-45 included herein.

(A)	The following financial statements, together with the reports of Ernst & Young thereon, are filed as part of this annual report:

Item 19.    Exhibits

1.1	Articles of Association as confirmed by notorial deed as of July 2, 2008 (English translation) (8)

2.3	Indenture between QIAGEN Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated August 18, 2004 (3)

2.4	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated August 18, 2004 (3)

2.5	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2024 Issued By QIAGEN Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.6	Indenture between QIAGEN Euro Finance (Luxembourg) S.A., QIAGEN N.V., Deutsche Trustee Company Limited, Deutsche Bank AG and Deutsche Bank Luxembourg S.A. dated May 16, 2006 (5)

2.7	Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated May 8, 2006 (5)

2.8	Amendment to Agreement In Connection With The Delivery Of Ordinary Shares In The Share Capital Of QIAGEN N.V. Pursuant To Convertible Notes Due 2026 Issued By QIAGEN Euro Finance (Luxembourg) S.A. dated July 1, 2006 (5)

2.9	Term Loan and Revolving Credit Facilities Agreement, dated July 13, 2007, between QIAGEN N.V. and Deutsche Bank AG (filed as Exhibit (b)) (6)

2.10	Syndication and Amendment Agreement, dated September 25, 2007, between QIAGEN N.V. and Deutsche Bank AG (7)

4.1	Lease Between QIAGEN GmbH and Gisantus Grundstuecksverwaltungsgesellschaft mbH, dated January 13, 1997 (the “Max-Volmer-Strasse 4 Lease”) (Filed as Exhibit 10.3) (1)

4.2	The “Max-Volmer-Strasse 4 Lease” Summary (Filed as Exhibit 10.3(a)) (1)

4.3	Lease, dated as of March 2, 1998, by and between Digene and ARE-Metropolitan Grove I, LLC (7)

4.4	Fourth Amendment to Lease, dated November 15, 2005, between ARE-Metropolitan Grove I, LLC and Digene Corporation (7)

4.5	Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated December 4, 2003 (Filed as Exhibit 4.23) (3)

4.6	Amendment No. 1 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated February 11, 2004 (4)

*4.7	Amendment No. 2 to the Consultancy Agreement between QIAGEN GmbH and Dr. Metin Colpan dated March 23, 2009

4.8	QIAGEN N.V. Amended and Restated 2005 Stock Plan (Filed as Exhibit 99.4) (2)

4.9	Digene Corporation Amended and Restated Stock Option Plan (Filed as Exhibit 99.3) (2)

*8.1	List of Subsidiaries

*12.1	Certifications under Section 302; Peer M. Schatz, Managing Director and Chief Executive Officer

*12.2	Certifications under Section 302; Roland Sackers, Managing Director and Chief Financial Officer

*13.1	Certifications under Section 906; Peer M. Schatz, Managing Director and Chief Executive Officer and Roland Sackers, Managing Director and Chief Financial Officer

*15.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.
(1)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 31, 2000.
(2)	Incorporated by reference to Registration Statement of QIAGEN N.V. on Form S-8 filed with the Securities and Exchange Commission on August 7, 2007.
(3)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 19, 2005.
(4)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 3, 2006.
(5)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on April 2, 2007.
(6)	Incorporated by reference to Amendment No. 2 to Schedule TO of QIAGEN N.V. filed with the Securities and Exchange Commission on July 18, 2007.
(7)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 20, 2008.
(8)	Incorporated by reference to Form 20-F Annual Report of QIAGEN N.V. filed with the Securities and Exchange Commission on March 25, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QIAGEN N.V.

Dated: March 16, 2010
	By:	/s/ Peer M. Schatz
Peer M. Schatz, Chief Executive Officer

/s/ Roland Sackers
Roland Sackers, Chief Financial Officer

QIAGEN N.V. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 18A. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIAGEN N.V. and Subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

March 16, 2010

Mannheim, Germany

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Supervisory Board and Shareholders of QIAGEN N.V. and Subsidiaries

We have audited QIAGEN N.V. and Subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). QIAGEN N.V. and Subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, QIAGEN N.V. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of QIAGEN N.V. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2009 of QIAGEN N.V. and Subsidiaries and our report dated March 16, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young GmbH

Wirtschaftsprüfungsgesellschaft

March 16, 2010

Mannheim, Germany

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	As of December 31,
(dollars in thousands)	2009	2008
Assets
Current Assets:
Cash and cash equivalents	$825,557	$333,313
Short-term investments, stated at market value	40,000	—
Accounts receivable, net of allowance for doubtful accounts of $3,402 and $3,070 in 2009 and 2008, respectively	193,737	158,440
Income taxes receivable	12,907	14,441
Inventories, net	130,851	108,563
Prepaid expenses and other	96,893	61,424
Deferred income taxes	33,525	27,374

Total current assets	1,333,470	703,555

Long-Term Assets:
Property, plant and equipment, net	317,467	289,672
Goodwill	1,337,064	1,152,105
Intangible assets, net of accumulated amortization of $219,731 and $132,570 in 2009 and 2008, respectively	752,296	640,309
Deferred income taxes	26,387	73,766
Other assets	29,780	25,916

Total long-term assets	2,462,994	2,181,768

Total assets	$3,796,464	$2,885,323

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of December 31,
(dollars and shares in thousands)	2009	2008
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$43,775	$48,836
Accrued and other liabilities (of which $6,296 and $6,358 due to related parties in 2009 and 2008, respectively, see Note 18)	248,699	163,513
Income taxes payable	10,727	14,288
Current portion of long-term debt	50,000	25,000
Current portion of capital lease obligations	3,417	2,984
Deferred income taxes	18,912	7,754

Total current liabilities	375,530	262,375

Long-Term Liabilities:
Long-term debt, net of current portion (of which $445,000 in 2009 and 2008 due to related parties, see Note 18)	870,000	920,000
Capital lease obligations, net of current portion	27,554	29,718
Deferred income taxes	212,690	212,589
Other (of which $1,391 due to related party in 2009 and 2008, respectively, see Note 18)	19,521	6,797

Total long-term liabilities	1,129,765	1,169,104

Commitments and Contingencies (Note 16)
Shareholders’ Equity:
Preference shares, 0.01 EUR par value, authorized—450,000 shares, no shares issued and outstanding	—	—
Financing preference shares, 0.01 EUR par value, authorized—40,000 shares, no shares issued and outstanding	—	—
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued and outstanding—232,074 and 197,839 shares at December 31, 2009 and 2008, respectively	2,711	2,212
Additional paid-in capital	1,622,733	958,665
Retained earnings	615,579	477,812
Accumulated other comprehensive income	50,146	15,155

Total shareholders’ equity	2,291,169	1,453,844

Total liabilities and shareholders’ equity	$3,796,464	$2,885,323

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,
(in thousands, except per share data)	2009	2008	2007
Net sales	$1,009,825	$892,975	$649,774
Cost of sales	342,752	293,285	216,227

Gross profit	667,073	599,690	433,547

Operating Expenses:
Research and development	107,900	97,331	64,935
Sales and marketing	244,814	227,408	164,690
General and administrative, integration and other	115,933	113,936	87,178
Acquisition-related intangible amortization	18,221	14,368	7,711
Purchased in-process research and development	—	985	25,900

Total operating expenses	486,868	454,028	350,414

Income from operations	180,205	145,662	83,133

Other Income (Expense):
Interest income	3,522	9,511	19,509
Interest expense	(29,641)	(37,527)	(31,455)
Other income, net	18,244	1,640	4,539

Total other expense	(7,875)	(26,376)	(7,407)

Income before provision for income taxes and noncontrolling interest	172,330	119,286	75,726
Provision for income taxes	34,563	29,762	25,555

Net income	$137,767	$89,524	$50,171

Less: Noncontrolling interest	—	491	49

Net income attributable to the owners of QIAGEN N.V.	$137,767	$89,033	$50,122

Basic net income per common share attributable to the owners of QIAGEN N.V.	$0.67	$0.45	$0.30

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.64	$0.44	$0.28

Shares used in computing basic net income per common share	206,928	196,804	168,457

Shares used in computing diluted net income per common share	213,612	204,259	175,959

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
(in thousands)	Shares	Amount
BALANCE AT DECEMBER 31, 2006	150,168	$1,535	$178,656	$344,739	$41,235	$566,165

Net income	—	—	—	50,122	—	50,122
Unrealized gain, net on hedging contracts	—	—	—	—	903	903
Realized loss, net on hedging contracts	—	—	—	—	611	611
Unrealized loss, net on short-term investments	—	—	—	—	(504)	(504)
Realized gain, net on short-term investments	—	—	—	—	(1)	(1)
Unrealized gain, net on pension	—	—	—	—	47	47
Translation adjustment	—	—	—	—	32,733	32,733

Comprehensive income	—	—	—	—	—	83,911
Cumulative effect due to the adoption of uncertain tax positions	—	—	—	(6,082)	—	(6,082)
Stock issued for the acquisition of eGene Inc.	870	12	15,598	—	—	15,610
Stock issued for the acquisition of Digene Corporation.	39,618	563	635,388	—	—	635,951
Equity awards issued in connection with the Digene acquisition	—	—	33,212	—	—	33,212
Common stock issuances under employee stock plans	4,679	65	42,217	—	—	42,282
Tax benefit of employee stock plans	—	—	9,944	—	—	9,944
Share-based compensation	—	—	8,982	—	—	8,982
Proceeds from subscription receivables	—	—	1,600	—	—	1,600

BALANCE AT DECEMBER 31, 2007	195,335	$2,175	$925,597	$388,779	$75,024	$1,391,575

Net income	—	—	—	89,033	—	89,033
Unrealized loss, net on hedging contracts	—	—	—	—	(3,920)	(3,920)
Realized gain, net on hedging contracts	—	—	—	—	533	533
Realized loss, net on short-term investments	—	—	—	—	(780)	(780)
Unrealized gain, net on pension	—	—	—	—	65	65
Translation adjustment	—	—	—	—	(55,767)	(55,767)

Comprehensive income	—	—	—	—	—	29,164
Stock issued for the acquisition of eGene Inc.	17	1	301	—	—	302
Stock issued for the acquisition of Corbett.	219	3	4,231	—	—	4,234
Common stock issuances from conversion of warrants	395	5	4,995	—	—	5,000
Common stock issuances under employee stock plans	1,873	28	13,427	—	—	13,455
Tax benefit of employee stock plans	—	—	(662)	—	—	(662)
Share-based compensation	—	—	9,791	—	—	9,791
Proceeds from subscription receivables	—	—	985	—	—	985

BALANCE AT DECEMBER 31, 2008	197,839	$2,212	$958,665	$477,812	$15,155	$1,453,844

Net income	—	—	—	137,767	—	137,767
Unrealized loss, net on hedging contracts	—	—	—	—	(9,005)	(9,005)
Realized gain, net on hedging contracts	—	—	—	—	5,841	5,841
Unrealized gain, net on pension	—	—	—	—	210	210
Translation adjustment	—	—	—	—	37,945	37,945

Comprehensive income	—	—	—	—	—	172,758
Common stock issuance from public offering.	31,625	462	623,109	—	—	623,571
Common stock issuances from conversion of warrants	—	—	1	—	—	1
Common stock issuances under employee stock plans	2,610	37	26,883	—	—	26,920
Tax benefit of employee stock plans	—	—	3,363	—	—	3,363
Share-based compensation	—	—	9,747	—	—	9,747
Proceeds from subscription receivables	—	—	965	—	—	965

BALANCE AT DECEMBER 31, 2009	232,074	$2,711	$1,622,733	$615,579	$50,146	$2,291,169

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in thousands)	2009	2008	2007
Cash Flows From Operating Activities:
Net income	$137,767	$89,033	$50,122
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	48,575	42,618	31,257
Amortization of purchased intangible assets	71,819	63,086	31,326
Purchased in-process research and development	—	985	25,900
Non-cash acquisition related costs	10,030	5,869	2,839
Share-based compensation:
Share-based compensation expense	9,747	9,791	8,982
Excess tax benefits from share-based compensation	(5,942)	(1,775)	(9,944)
Deferred income taxes	(10,610)	(17,694)	(1,654)
Gain on sale of investments	(11,501)	—	—
Other	1,907	(843)	1,809
Net changes in operating assets and liabilities:
Accounts receivable	(25,213)	(19,078)	(21,378)
Inventories	(21,534)	(30,371)	(8,738)
Prepaid expenses and other	(9,364)	(396)	(4,604)
Other assets	(8,213)	4,975	(887)
Accounts payable	(9,076)	5,753	956
Accrued and other liabilities	23,859	19,081	(23,539)
Income taxes	12,473	1,595	(64)
Other	2,271	369	2,428

Net cash provided by operating activities	216,995	172,998	84,811

Cash Flows From Investing Activities:
Purchases of property, plant and equipment	(52,179)	(39,448)	(34,492)
Proceeds from sale of equipment	869	1,233	715
Purchases of intangible assets	(17,178)	(18,469)	(24,122)
Proceeds from sale/(purchases) of investments	1,476	(4,175)	(747)
Collections of note receivable in connection with disposed synthetic DNA business unit	—	—	5,106
Purchases of short-term investments	(40,000)	—	(45,444)
Sales of short-term investments	—	2,313	299,005
Cash paid for acquisitions, net of cash acquired	(234,732)	(150,531)	(859,692)
Loan to related party	—	(1,441)	—

Net cash used in investing activities	(341,744)	(210,518)	(659,671)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(CONTINUED)

	Years ended December 31,
(in thousands)	2009	2008	2007
Cash Flows From Financing Activities:
Proceeds from debt	—	—	780,018
Repayment of debt	(25,000)	(5,000)	(337,811)
Principal payments on capital leases	(2,991)	(2,995)	(1,979)
Proceeds from subscription receivables	965	985	1,600
Excess tax benefits from share based compensation	5,942	1,775	9,944
Issuance of common shares	650,492	18,455	42,282
Other financing activities	(210)	(451)	—

Net cash provided by financing activities	629,198	12,769	494,054

Effect of exchange rate changes on cash and cash equivalents	(12,205)	10,744	(2,231)

Net increase (decrease) in cash and cash equivalents	492,244	(14,007)	(83,037)
Cash and cash equivalents, beginning of year	333,313	347,320	430,357

Cash and cash equivalents, end of year	$825,557	$333,313	$347,320

Supplemental Cash Flow Disclosures:
Cash paid for interest	$27,662	$36,460	$30,531
Cash paid for income taxes	$36,003	$39,475	$14,234
Supplemental Disclosure of Non-cash Investing and Financing Activities:
Equipment purchased through capital lease	$376	$141	$59
Issuance of common shares in connection with acquisitions	$—	$4,536	$651,561

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

1.	Description of Business

QIAGEN N.V., a Netherlands holding company, and subsidiaries (the Company) is a leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. The Company has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection, and nucleic acid and protein handling, separation, and purification as well as open and target-specific assays. The Company also supplies diagnostic kits, tests, and assays for human and veterinary molecular diagnostics. Products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. In addition, the Company sells and/or licenses technologies to others. The Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development. Products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation, including reclassifications related to the Company’s adoption of the provisions of Accounting Standards Codification Topic 810, (formerly Statement of Financial Accounting Standards (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”).

On September 30, 2009, the Company completed an offering pursuant to which QIAGEN N.V. sold an aggregate of 31.625 million common shares, including 4.125 million common shares upon exercise of the underwriters’ over-allotment option, at an offering price of $20.25/EUR 13.82 per common share for aggregate gross proceeds of approximately $640.4 million. The Company received net proceeds from the offering of $623.6 million, after deducting $12.8 million of underwriting commissions and $4.0 million of offering expenses, net of related tax benefits.

During 2009, the Company acquired DxS Ltd and SABiosciences Corporation. During 2008, the Company acquired Corbett Life Science Pty. Ltd. and the assets related to the Biosystems Business from Biotage AB, as discussed more fully in Note 4. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP) and include the accounts of the Company and its wholly owned subsidiaries other than those that are considered variable interest entities for which the Company is not the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars, unless otherwise indicated. Investments in companies where the Company exercises significant influence over the operations, and which the Company has determined that it is not the primary beneficiary, are accounted for using the equity method. All other investments are accounted for under the cost method.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

The Company buys materials for products from many suppliers, and is not dependent on any one supplier or group of suppliers for the business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, the Company may not be able to obtain these materials timely or in sufficient quantities in order to produce certain products and sales levels could be negatively affected. Additionally, the Company’s customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which the Company’s products are used could have a significant effect on the demand for our products.

The financial instruments used in managing the Company’s foreign currency and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. The Company attempts to minimize this risk by limiting the counterparties to a diverse group of highly-rated international financial institutions. The carrying values of the Company’s financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, the Company has no reason to believe that any counterparties will default on their obligations and therefore does not expect to record any losses as a result of counterparty default. In order to minimize the Company’s exposure with any single counterparty, the Company has entered into master agreements which allow it to manage the exposure with the respective counterparty on a net basis. In connection with such agreements, the Company does not require and is not required to pledge collateral for derivative transactions.

Other financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, short-term investments, and accounts receivable. The Company attempts to minimize the risks related to cash and cash equivalents and short-term investments by using highly-rated financial institutions that invest in a broad and diverse range of financial instruments. The Company has established guidelines related to credit ratings and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges.

Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company’s variable rate debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms. The fair values of the notes payable to QIAGEN Finance and Euro Finance, further discussed in Note 14, were estimated by using available over-the-counter market information on the convertible bonds which were issued by QIAGEN Finance and Euro Finance, the values of which correlate to the fair value

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the loan arrangements the Company has with QIAGEN Finance and Euro Finance which includes the notes payable, the guarantee and the warrant agreement (further discussed in Note 10).

Cash and Cash Equivalents and Short-Term Investments

Cash and Cash Equivalents:    Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid, and having an original maturity of less than 90 days at the date of purchase.

Short-Term Investments:    Short-term investments are classified as “available for sale” and stated at fair value in the accompanying balance sheet. Interest income is accrued when earned and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income. A decline in fair value that is judged to be other-than-temporary is accounted for as a realized loss and the write-down is included in the consolidated statements of income. Realized gains and losses, determined on a specific identification basis, on the sale of short-term investments are included in income.

Accounts Receivable

The Company’s accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. For the years ended December 31, 2009, 2008 and 2007, write-offs of accounts receivable totaled $0.6 million, $0.7 million and $1.1 million while provisions for doubtful accounts which were charged to expense totaled $1.7 million, $0.8 million and $1.8 million, respectively. For all years presented, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market and include material, capitalized labor and overhead costs. Inventories consist of the following as of December 31, 2009 and 2008:

	As of December 31,
(in thousands)	2009	2008
Raw materials	$33,172	$34,820
Work in process	39,856	36,305
Finished goods	57,823	37,438

Total inventories	$130,851	$108,563

Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (one to 40 years). Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures that materially increase assets’ useful lives and charging ordinary maintenance and repairs to operations as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other income (expense).

Acquired Intangibles and Goodwill

Acquired intangibles are carried at cost less accumulated amortization and consist of licenses to technology held by third parties and other intangible assets acquired by the Company. Amortization is computed over the estimated useful life of the underlying patents, which has historically ranged from one to twenty years. Purchased intangible assets other than goodwill are amortized over their estimated useful lives unless these lives are determined to be indefinite. Intangibles are assessed for recoverability considering the contract life and the period of time over which the intangible will contribute to future cash flow. The unamortized cost of intangible assets is evaluated periodically and adjusted, if necessary, if events and circumstances indicate that a permanent decline in value below the carrying amount has occurred.

Amortization expense related to developed technology and patent and license rights which have been acquired in a business combination is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements which have been acquired in a business combination is recorded in operating expense under the caption ‘acquisition-related intangible amortization.’ Amortization expenses of intangible assets not acquired in a business combination are recorded within either the cost of sales, research and development or sales and marketing line items based on the use of the asset.

Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired arising from business combinations. Goodwill is subject to impairment tests annually or earlier if indicators of potential impairment exist, using a fair-value-based approach. The Company has elected to perform its annual test for indications of impairment as of October 1st of each year. Goodwill is potentially impaired when, in the first step, the net book value of a reporting unit exceeds its estimated fair value. Our reporting units are our subsidiaries. If impairment is indicated, then the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In testing for potential impairment, the estimated fair value of reporting units is based upon discounted future operating cash flows using a discount rate reflecting the estimated average cost of funds. Future cash flows are based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. Following the annual impairment tests for the years ended December 31, 2009, 2008 and 2007, goodwill has not been impaired.

Investments

The Company has investments in non-marketable securities issued by privately held companies. These investments are included in other long-term assets in the accompanying consolidated balance sheets and are accounted for using the equity or cost method of accounting.

Investments are evaluated at least quarterly, or sooner if impairment indicators are noted, to determine if declines in value are other-than-temporary. In making that determination, the Company considers all available evidence relating to the realizable value of a security. This evidence includes, but is not limited to, the following:

•	adverse financial conditions of a specific issuer, segment, industry, region or other variables;

•	the length of time and the extent to which the fair value has been less than cost; and

•	the financial condition and near-term prospects of the issuer.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair values of any of the Company’s equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If any such decline is considered to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate’s industry), then a write-down of the investment would be recorded to its estimated fair value.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. The Company deems an asset to be impaired if a forecast of undiscounted projected future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. The Company generally measures fair value by discounting projected future cash flows. Considerable judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

Revenue Recognition

The Company’s revenues are reported net of sales and value added taxes, discounts and sales allowances, and are derived primarily from the sale of consumable and instrumentation products, and to a much lesser extent, from the sale of services and technology. The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured.

Consumable Products:    Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Instrumentation:    Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, separately-priced extended warranty services or separately-priced extended maintenance contracts, revenue is first allocated to separately-priced extended warranty or maintenance contracts based on the stated contract price, then the remaining contract value is allocated to the remaining elements based on objective, verifiable evidence of the fair value of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or extended product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other:    Other revenue includes license fees, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed and determinable and collectability is reasonably assured.

Research and Development

Research and product development costs are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses, facility costs and amounts paid to contract research organizations, and laboratories for the provision of services and materials.

Shipping and Handling Income and Costs

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2009, 2008 and 2007, shipping and handling costs totaled $17.5 million, $17.1 million and $17.1 million, respectively.

Advertising Costs

The costs of advertising are expensed as incurred. Advertising costs for the years ended December 31, 2009, 2008 and 2007 were $10.6 million, $21.5 million and $5.0 million, respectively.

General and Administrative, Integration and Other

General and administrative expenses primarily represent the costs required to support administrative infrastructure. In addition, the Company incurs indirect acquisition and business integration costs in connection with its purchase business combinations. These costs represent incremental costs that the Company believes would not have been incurred absent the business combinations. Major components of these costs include payroll and related costs for employees remaining with the Company on a transitional basis; public relations, advertising and media costs for re-branding of the combined organization; and, consulting and related fees incurred to integrate or restructure the acquired operations. Other costs include relocation and restructuring costs incurred in connection with a restructuring which was not contemplated at the time of acquisition. These costs are expensed as incurred.

Warranty

The Company warrants its products against defects in materials and workmanship generally for a period of one year. A provision for estimated future warranty costs is recorded at the time product revenue is recognized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s product warranty obligations are included in accrued and other liabilities in the accompanying consolidated balance sheets. The changes in the carrying amount of warranty obligations are as follows:

(in thousands)
BALANCE AT DECEMBER 31, 2007	$1,621
Provision charged to income	1,884
Usage	(622)
Adjustments to previously provided warranties, net	(32)
Currency translation	(127)

BALANCE AT DECEMBER 31, 2008	$2,724

Provision charged to income	1,347
Usage	(759)
Adjustments to previously provided warranties, net	(93)
Currency translation	249

BALANCE AT DECEMBER 31, 2009	$3,468

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, total income tax expense is the amount of income taxes expected to be payable for the current year plus the change from the beginning of the year for deferred income tax assets and liabilities established for the expected further tax consequences resulting from differences in the financial reporting and tax basis of assets and liabilities. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Tax benefits are initially recognized in the financial statements when it is more likely than not that the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar and subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. Realized gains or losses on the value of financial contracts entered into to hedge the exchange rate exposure of receivables and payables are also included in net income. The net gain (loss) on foreign currency transactions in 2009, 2008 and 2007 was $5.6 million, ($0.2 million), and $2.0 million, respectively, and is included in other income, net.

Derivative Instruments

The Company enters into derivative financial instrument contracts only for hedging purposes. The purpose of the derivative instruments is to minimize the variability of cash flows or income statement impact associated

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

with the anticipated transactions being hedged or to hedge fluctuating interest rates. As changes in foreign currency or interest rate impact the value of anticipated transactions, the fair value of the forward or swap contracts also changes, offsetting foreign currency or interest rate fluctuations. Derivative instruments are recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction.

Share-Based Payments

Compensation cost for all share-based payments is recorded based on the grant date fair value.

Stock Options:    The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options granted. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.

Risk-Free Interest Rate—This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

Dividend Yield—The Company has never declared or paid dividends on its common stock and does not anticipate declaring or paying any dividends in the foreseeable future.

Expected Volatility—Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes-Merton model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

Expected Life of the Option—This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience.

Restricted Stock Units:    Restricted stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is amortized to expense ratably over the vesting period.

Recent Authoritative Pronouncements

Adoption of New Accounting Standards

On September 30, 2009, the Company adopted the Financial Accounting Standards Board (FASB) Codification as outlined in Statement of Financial Accounting Standard (SFAS) 168, “The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles” (FASB ASC). The

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Codification is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants, as well as SEC Staff Accounting Bulletins. Effective for interim and annual periods ending after September 15, 2009, the Codification supersedes all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. FASB ASC Topic 105-10-65 “Transition and Open Effective Date Information” identifies exceptions for FASB Statement Nos. 164 through 168, which will remain authoritative until these standards are incorporated into the Codification.

On June 30, 2009, the Company adopted SFAS 165 “Subsequent Events.” This standard provides general standards of accounting and disclosure to determine the period of time after the balance sheet date in which events and transactions should be evaluated for disclosure, the circumstances under which events and transactions which occur after the balance sheet date should be recognized in the financial statements and disclosure guidance on these events and transactions that occur after the balance sheet date.

On January 1, 2009, the Company adopted the new provisions of FASB ASC Topic 805-20—Business Combinations—Identifiable Assets and Liabilities, and Any Noncontrolling Interest (formerly SFAS 141R and SFAS 160). These provisions impacted the Company primarily in five areas: (1) acquired in-process research and development is now accounted for as an indefinite lived intangible asset until approval or discontinuation rather than as an expense; (2) acquisition costs are now expensed rather than added to the cost of an acquisition; (3) restructuring costs in connection with an acquisition are now expensed rather than added to the cost of an acquisition; (4) the fair value of contingent consideration at the date of an acquisition is now included in the cost of an acquisition; and (5) the fair value of contingent liabilities that are more likely than not to occur are now recorded at the date of an acquisition. The effects of these changes were applicable to acquisitions on or after January 1, 2009. The Noncontrolling Interest provisions have been applied prospectively as of January 1, 2009, except for the presentation and disclosure requirements, which have been applied retrospectively for prior periods presented. Prior to the adoption of the new provisions in FASB ASC Topic 805-20, the noncontrolling interests’ share of net income was included in minority interest in income (expense) in the consolidated statement of income, and the noncontrolling interests’ equity was included outside of equity in the consolidated balance sheet.

On January 1, 2009, the Company adopted the new disclosure provisions in FASB ASC Topic 815-10-50—Derivatives and Hedging—Disclosure (formerly SFAS 161). FASB ASC Topic 815-10-50 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of derivative instruments and hedging activities on an entity’s financial condition, financial performance and cash flows. FASB ASC Topic 815-10-50 impacts disclosures only.

On January 1, 2009, the Company adopted the new provisions of FASB ASC Topic 808—Collaborative Arrangements (specifically the provisions included in the former EITF Issue No. 07-1) that discuss how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The provisions indicate that costs incurred and revenues generated from transactions with third parties (i.e., parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to FASB ASC Topic 605-45—Revenue Recognition —Principle Agent Considerations (formerly under EITF Issue No. 99-19). Additionally, the provisions of FASB ASC Topic 808 provide that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative guidance; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

election. These provisions shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The adoption of these provisions did not result in a change to the Company’s historical consolidated financial statements.

In 2009, there was an update to FASB ASC Topic 320—Investments—Debt and Equity Securities (formerly FSP FAS 115-2 and FAS 124-2), which provides additional guidance for the accounting for and presentation of impairment losses on securities. The Company adopted these updates in the second quarter of 2009 without any impact.

In 2009, the FASB updated ASC Topic 820—Fair Value Measurements and Disclosures (formerly FSP FAS 157-4). This update emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability, fair value is still determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The Company adopted these updates in the second quarter of 2009 without any impact.

In 2009, the FASB updated ASC Topic 825—Financial Instruments (formerly FSP FAS 107-1 and APB 28-1). This update amends ASC Topic 825 to require disclosures about fair value of financial instruments for interim reporting periods of publicly-traded companies as well as in annual financial statements. This update also amends ASC Topic 270—Interim Reporting (formerly APB Opinion No. 28) to require these disclosures in summarized financial information at interim reporting periods. The Company adopted these updates in the second quarter of 2009.

Recently Issued Accounting Standards

In October 2009, the FASB issued new authoritative guidance regarding “Revenue Recognition—Multiple Deliverable Revenue Arrangements.” This update provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the “Fair Value Measurements and Disclosures” guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning January 1, 2011. The Company is evaluating the effect that adoption of this update will have, if any, on the consolidated financial position and results of operations.

In June 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R).” This standard amends older guidance in ASC Topic 810—Consolidation (formerly FIN 46(R)) by eliminating the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity. The standard instead applies a qualitative approach that identifies which enterprise has the most significant impact on the variable interest entity’s economic performance and which has (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. The standard also requires an additional reconsideration event when the equity holders of the entity, as a group, lose the power from voting rights or similar rights to direct the activities of the entity that most significantly impact the entity’s economic performance. Ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity and expanded disclosures about an enterprise’s involvement in variable interest entities will also be required. This standard is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company adopted this standard on January 1, 2010 without any impact.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Net Income per Common Share

The following schedule summarizes the information used to compute earnings per Common Share:

	Years ended December 31,
(in thousands)	2009	2008	2007
Weighted average number of Common Shares used to compute basic net income per Common Share	206,928	196,804	168,457
Dilutive effect of stock options and restrictive stock units	2,717	3,122	3,716
Dilutive effect of outstanding warrant shares	3,967	4,333	3,786

Weighted average number of Common Shares used to compute diluted net income per Common Share	213,612	204,259	175,959

Outstanding stock options and restrictive stock units having no dilutive effect, not included in above calculation	2,627	2,149	2,207

Outstanding warrants having no dilutive effect, not included in above calculation	30,000	22,430	23,166

4.	Acquisitions, Divestiture and Restructuring

Significant 2009 Acquisitions

DxS Ltd. Acquisition

On September 21, 2009, the Company acquired 100% of the outstanding shares of DxS Ltd. (DxS), a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. With this acquisition, the Company believes that it has taken a strong leadership position in personalized healthcare (PHC). The transaction is valued at $94.5 million in cash, plus up to an additional $35.0 million in contingent consideration. The acquisition date fair value of the total consideration was $112.1 million, which consisted of $94.5 million in cash and $17.6 million for the acquisition date fair value of the contingent consideration. The Company has deposited $9.1 million of the consideration in an escrow account with a paying agent to cover any claims for breach of any of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. This amount is included in prepaid expenses and other in the accompanying Consolidated Balance Sheet. Correspondingly, the Company has recorded preacquisition contingencies of $9.1 million which are included in accrued and other liabilities in the accompanying Consolidated Balance Sheet.

The contingent consideration of $35.0 million relates to specific commercial and other milestones, which, if met will be paid as follows: $10.0 million in 2010, $10.0 million in 2011, $2.5 million until November 30, 2011, $5.0 million until May 31, 2012, $5.0 million until September 21, 2012 and $2.5 million until November 30, 2012. The preliminary total fair value of milestones is approximately $17.6 million which, as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments was determined using a discount rate of 3.25% and a probability regarding the accomplishment of the milestones of 90 to 95%.

SABiosciences Acquisition

On December 14, 2009, the Company acquired 100% of the outstanding shares of SABiosciences Corporation, located in Frederick, Maryland (USA). SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels, which are widely utilized in biomedical research and in the development of future drugs and diagnostics. At closing, the purchase price was

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$97.6 million in cash. The Company has deposited $15.0 million of the consideration in an escrow account with a paying agent to cover any claims for breach of any of representations, warranties, covenants or indemnities or failure to satisfy certain conditions. This amount is included in prepaid expenses and other in the accompanying Consolidated Balance Sheet. Correspondingly, the Company has recorded preacquisition contingencies of $15.0 million which are included in accrued and other liabilities in the accompanying Consolidated Balance Sheet.

The preliminary purchase price allocations are as follows:

(in thousands)	DxS Acquisition	SABiosciences Acquisition	Total
Purchase Price:
Cash	$94,520	$97,586	$192,106
Preliminary Fair Value of Milestones	17,599	—	17,599

	$112,119	$97,586	$209,705

Preliminary Allocation:
Working capital	$3,396	$9,490	$12,886
Fixed and other long-term assets	2,199	2,215	4,414
Product technology and know how	16,400	26,400	42,800
Purchased in-process research and development	1,400	1,700	3,100
Customer relationships	54,900	8,400	63,300
Tradename	4,100	1,900	6,000
Goodwill	53,499	62,841	116,340
Deferred tax liability on fair value of identifiable intangible assets acquired	(23,040)	(15,360)	(38,400)
Liabilities assumed	(735)	—	(735)

	$112,119	$97,586	$209,705

The weighted-average amortization period for the intangible assets acquired with DxS is 15 years and with SABiosciences is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Pro forma results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2009 and 2008, pro forma net sales would have been $1,049.1 million and $922.0 million, pro forma net income would have been $138.0 million and $87.6 million, and pro forma diluted net income per common share would have been $0.65 and $0.43, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Other 2009 Acquisitions

On August 6, 2009, the Company acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. The transaction is valued at $7.5 million, with a fixed purchase price of $5.0 million and milestone payments of $2.5 million, which are expected to be realized. With this acquisition, the Company is expanding the size of its molecular diagnostics sales channel in Italy and is adding several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On November 12, 2009, the Company acquired 100% of the outstanding shares of a privately-held developer, producer and distributor of PCR-based technologies for forensics, kinship and paternity analysis, and other human identity testing applications located in Germany. Upon closing of the transaction, an upfront payment of $23.3 million was paid to the sellers, less an amount of $13.1 million which is retained in an escrow account to cover any claims for breach of any of representations, warranties or indemnities. Another $1.5 million was paid to the sellers in the beginning of January 2010.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure, such as sales force, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying statements of operations from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the intangible assets acquired with the acquisition of DxS and SABiosciences. Acquisition-related costs are expensed when incurred and are included in general, administrative, integration and other in the accompanying consolidated statements of income.

2008 Acquisitions

On July 1, 2008, the Company acquired an 82.5% interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. On October 1, 2008, the Company acquired all assets related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. Additionally, the transaction included the acquisition of Biotage’s 17.5% shareholding in Corbett.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Final Allocations of 2008 Acquisitions

Following the finalization of the fair-value of acquired pre-acquisition contingencies, deferred taxes, and certain milestone payments, the final allocations of the purchase price and transaction costs for the acquisitions of Corbett Life Science Pty. Ltd. (Corbett) and the Biosystems Business from Biotage AB as of December 31, 2009, is as follows:

(in thousands)	Corbett Acquisition	Biosystems Business Acquisition	Total
Purchase Price:
Issuance of restricted shares	$4,234	$—	$4,234
Cash, including transaction costs	130,318	52,024	182,342
Cash acquired	(7,075)	—	(7,075)
Cash for 17.5% interest in Corbett	21,071	(21,071)	—

	$148,548	$30,953	$179,501

Allocation:
Working capital	$8,537	$3,030	$11,567
Fixed and other long-term assets	4,204	234	4,438
Developed IP	35,000	12,600	47,600
Customer Relationships	17,400	1,800	19,200
Tradename	3,600	900	4,500
Goodwill	96,214	14,662	110,876
Purchased in-process research and development expense	1,000	—	1,000
Deferred tax liability on fair value of identifiable intangible assets acquired	(16,433)	—	(16,433)
Liabilities assumed	(974)	(2,273)	(3,247)

	$148,548	$30,953	$179,501

The weighted-average amortization period for all intangible assets acquired in 2008 is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Other 2008 Acquisitions

In 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 0.9 million and a milestone payment amounting to AUD 0.4 million, which was paid in 2009. Additionally in 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former life science distributor Quimica Valaner. The Company also acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for $3.2 million in cash in 2008. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in its Brazilian subsidiary, represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

2009 Divestiture

In July 2009, through the sale of the Company’s subsidiary in Austria, the Company sold the Olerup SSP® product line and related assets to Olerup International AB, a subsidiary of LinkMed, a Swedish venture capital

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

company specializing in life sciences. The Olerup SSP® product line includes molecular transplantation testing products used for DNA human leukocyte antigen (HLA) typing. The Company retained rights to all Olerup SSP® assays for applications outside transplantation testing, such as in personalized medicine. The transaction does not affect the Company’s presence in new sequencing-based typing assays in the area of transplantation. The Company recorded a net gain of approximately $1.2 million on the sale of the business, which is recorded in other income, net in 2009.

2009 Restructuring of Acquired Business

In October 2009, the Company started the closure of its facilities and relocation of its activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate the Company’s instrument manufacturing activities. The closure and relocation are expected to be completed in the second quarter of 2010 at a total pre-tax cost of approximately $4.0 million to $5.0 million. During 2009, the Company had incurred approximately $2.3 million of restructuring costs, of which $1.6 million was accrued as of December 31, 2009.

5.	Accumulated Other Comprehensive Income

Comprehensive income is the total of net income and all other non-owner changes in equity. The components of the Company’s comprehensive income or loss as presented in the Consolidated Statements of Shareholders’ Equity include net income, unrealized gains and losses from foreign currency translation, hedging contracts and pension liabilities. The following table is a summary of the components of accumulated other comprehensive income:

(in thousands)	2009	2008
Net unrealized loss on hedging contracts, net of tax of $2.7 million and $1.5 million in 2009 and 2008, respectively	$(5,326)	$(2,162)
Net unrealized gain (loss) on pension, net of tax of $50,000 and $40,000 in 2009 and 2008, respectively	118	(92)
Foreign currency translation adjustments, net of tax of $1.9 million and $6.0 million in 2009 and 2008, respectively	55,354	17,409

Accumulated other comprehensive income	$50,146	$15,155

6.	Derivatives and Hedging and Fair Value Measurements

Derivatives and Hedging

In the ordinary course of business, the Company uses derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The Company recognizes all derivatives as either assets or liabilities on the balance sheet, measures those instruments at fair value and recognizes the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

As of December 31, 2009, all derivatives that qualify for hedge accounting are cash-flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2009, the Company did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. There are no expected transactions which would result in a reclassification of amounts in other comprehensive income into earnings in the next 12 months. Derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated balance sheet account.

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

The Company has foreign currency forward contracts with an aggregate notional amount of $44.0 million, which have been entered into in connection with the notes payable to QIAGEN Finance (see Note 14) and which qualify for hedge accounting as cash-flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the difference in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at December 31, 2009 and 2008 of approximately $5.7 million and $3.1 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

In addition, the Company was party to cross-currency swaps which have been entered into in connection with the notes payable to Euro Finance (see Note 14) and which qualified as cash-flow hedges with a notional amount of $120.0 million and $60.0 million as of December 31, 2009 and 2008, respectively, which mature in November 2012 and had fair market values of $16.7 million and $4.9 million at December 31, 2009 and 2008, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets.

Undesignated Derivative Instruments

The Company is party to various foreign exchange forward and swap arrangements which had, at December 31, 2009, an aggregate notional value of approximately $200.1 million and fair values of $0.9 million and $7.7 million, which are included in other assets and other liabilities, respectively, and which expire at various dates through March 2010. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

The Company was party to various foreign exchange forward and swap arrangements which had, at December 31, 2008, an aggregate notional value of approximately $163.3 million and fair values of $0.3 million and $10.9 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through March 2009. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income, net.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps, which effectively fix the variable interest rates on $200.0 million of the Company’s variable rate debt and qualify for hedge accounting as cash-flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of December 31, 2009 had an aggregate fair value of $6.3 million, of which $2.1 million is recorded in accrued and other liabilities and $4.2 million is recorded in other long-term liabilities in the accompanying consolidated balance sheet. As of December 31, 2008 these swaps had an aggregate fair value of $6.8 million recorded in other long-term liabilities in the accompanying consolidated balance sheet.

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2009 and 2008:

	Derivatives in Asset Positions Fair value		Derivatives in Liability Positions Fair value
(in thousands)	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Derivative instruments designated as hedges
Interest rate contracts	$—	$—	$(6,274)	$(6,811)
Foreign exchange contracts	—	—	(22,495)	(8,028)

Total derivative instruments designated as hedges	$—	$—	$(28,769)	$(14,839)

Undesignated derivative instruments
Foreign exchange contracts	$947	$344	$(7,690)	$(10,891)

Total derivative instruments	$947	$344	$(36,459)	$(25,730)

Gains and Losses on Derivative Instruments

The following tables summarize the locations and gains on the Company’s derivative instruments for the year ended December 31, 2009:

(in thousands)	Gain/(loss) recognized in AOCI	Location of (gain) loss in income statement	(Gain) loss reclassified from AOCI into income	Loss recognized in income
Cash-flow hedges
Interest rate contracts	$537	Interest expense Other income, net	$—	n/a
Foreign exchange contracts	(13,277)		8,367	n/a

Total	$(12,740)		$8,367	n/a

Undesignated derivative instruments
Foreign exchange contracts	n/a	Other income, net	n/a	$(2,333)

The amounts noted in the table above for accumulated other comprehensive income (AOCI) do not include any adjustment for the impact of deferred income taxes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Measurements

The Company’s assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs, such as quoted prices in active markets;

Level 2. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 of the fair value hierarchy, and derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the table above. In determining fair value, both the counterparty credit risk and the Company’s creditworthiness are considered. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating.

The following table presents the Company’s fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments	$40,000	$—	$—	$40,000
Foreign exchange contracts	—	947	—	947

	$40,000	$947	$—	$40,947

Liabilities:
Foreign exchange contracts	$—	$30,185	$—	$30,185
Interest rate contracts	—	6,274	—	6,274

	$—	$36,459	$—	$36,459

There were no fair value adjustments in the quarter ended December 31, 2009 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis.

7.	Short-term Investments

At December 31, 2009, the Company had short-term investments which had a fair market value and cost of approximately $40.0 million.

At December 31, 2008, the Company had no short-term investments.

At December 31, 2007, the Company held 289,096 shares in Coley Pharmaceutical Group (CPG) with a fair market value of $2.3 million and a cost of $1.4 million. In December 2007, CPG was acquired in a tender offer and as a result the Company tendered its shares in exchange for $8 per share. Upon the exchange in January 2008, the Company received $2.3 million in cash and recognized a gain of approximately $780,000.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2008 and 2007, proceeds from sales of available-for-sale securities totaled $2.3 million and $299.0 million, respectively. There were no realized gains or losses during 2007.

8.	Prepaid Expenses and Other

Prepaid expenses and other current assets are summarized as follows as of December 31, 2009 and 2008:

(in thousands)	2009	2008
Prepaid expenses	$29,109	$19,418
Amounts held in escrow in connection with acquisitions	37,094	25,139
Value Added Tax	7,865	10,427
Other receivables	22,825	6,440

	$96,893	$61,424

9.	Property, Plant and Equipment

Property, plant and equipment, including equipment acquired under capital lease obligations, are summarized as follows as of December 31, 2009 and 2008:

(in thousands)	Estimated useful life (in years)	2009	2008
Land	—	$19,194	$13,357
Buildings and improvements	1-40	234,398	225,284
Machinery and equipment	1-10	135,540	131,118
Computer software	1-10	53,038	44,268
Furniture and office equipment	1-10	69,310	58,783
Construction in progress	—	16,788	10,932

		528,268	483,742

Less: Accumulated depreciation and amortization		(210,801)	(194,070)

Property, plant and equipment, net		$317,467	$289,672

Amortization of assets acquired under capital lease obligations is included within accumulated depreciation and amortization above for the years ended December 31, 2009 and 2008, respectively. For the years ended December 31, 2009, 2008 and 2007 depreciation and amortization expense totaled $42.0 million, $36.2 million and $26.1 million, respectively. Repairs and maintenance expense was $10.9 million, $9.7 million and $7.4 million in fiscal years 2009, 2008 and 2007, respectively. For the years ended December 31, 2009, 2008 and 2007, interest capitalized in connection with construction projects was not significant.

10.	Investments

The Company has made strategic investments in certain companies that are accounted for using the equity or cost method of accounting. The method of accounting for an investment depends on the level of the Company’s influence. The Company monitors changes in circumstances that may require a reassessment of the level of influence. The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

statements. The fair value of cost-method investments is estimated when there are identified events or changes in circumstances that may have an impact on the fair value of the investment.

A summary of these investments, which are included in other assets, is as follows:

		Equity Investments As of December 31,		Share of income (loss) For the years ended December 31,
Company (in thousands)	Ownership Percentage	2009	2008	2009	2008	2007
PreAnalytiX GmbH	50.00%	$10,894	$7,008	$2,887	$1,459	$1,318
QBM Cell Science	19.50%	$394	$443	$(49)	$(61)	$(42)
QIAGEN Finance	100.00%	$818	$703	$115	$426	$86
QIAGEN Euro Finance	100.00%	$1,033	$733	$300	$257	$250
Dx Assays Pte Ltd	33.30%	$—	$316	$(316)	$(408)	$—

During 2009, the Company sold it’s investment in a privately-held company which had been accounted for under the cost-method of accounting, and realized a gain of $10.5 million. The proceeds were received in January 2010.

During 2008, in connection with the acquisition of Corbett, the Company impaired its $4.0 million investment in a privately-held company which had been accounted for under the cost-method of accounting. Following the acquisition of Corbett, management anticipated a change in the Company’s purchasing pattern of the investee’s products, which negatively impacted the forecasted financial condition of the investee. Accordingly, the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicates that the Company’s investment was worthless and that recoverability of the asset through future cash flows was not considered likely enough to support the current carrying value. The Company had no contractual obligation to provide any additional investment or other financing beyond its present investment in the investee. The impairment is included in other income, net in the accompanying consolidated statements of income.

At December 31, 2009 and 2008, the Company had a loan receivable of $1.4 million included in other long-term assets, due from Dx Assays, which bears interest at 15% and is due in March 2013. As of December 31, 2009 and 2008, total assets of Dx Assays totaled $5.0 million and $4.9 million, respectively, and shareholders’ equity amounted to $0.3 million and $0.2 million, respectively. In 2009 and 2008, Dx Assays recorded revenues of $2.2 million and $0.1 million, respectively.

As of December 31, 2009 and 2008, total assets of QBM Cell Science totaled $0.4 million and $0.2 million, respectively, and shareholders’ equity amounted to $0.4 million, and $0.2 million, respectively. In 2009 and 2008, QBM Cell Science recorded revenues of $0.4 million and $0.3 million respectively. In 2009, QBM Cell Science recorded net income of $19,000 and in 2008 recorded a net loss of $0.3 million.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, for which the Company is not the primary beneficiary. Thus, the investment is accounted for under the equity method. PreAnalytiX was formed to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. At present, the Company’s maximum exposure to loss as a result of its involvement with PreAnalytiX is limited to the Company’s share of losses from the equity method investment itself. Total assets of PreAnalytiX amounted to $20.8 million and $16.4 million as of December 31, 2009 and 2008, respectively. The shareholders’ equity for PreAnalytiX amounted to $19.6 million and $15.9 million as of December 31, 2009 and 2008, respectively. PreAnalytiX revenues totaled $10.7 million and $10.2

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million in 2009 and 2008, respectively. PreAnalytiX net income was $5.1 million and $3.9 million in 2009 and 2008, respectively.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), companies established for the purpose of issuing convertible debt in 2004 and 2006, respectively. In August 2004, the Company issued $150.0 million of 1.5% Senior Convertible Notes (2004 Notes) due in 2024 through QIAGEN Finance. In May 2006, the Company completed the offering of $300.0 million of 3.25% Senior Convertible Notes (2006 Notes) due in 2026 through Euro Finance. The proceeds of the 2004 and 2006 Notes were loaned to subsidiaries within the consolidated QIAGEN N.V. group. QIAGEN N.V. has guaranteed all of these Notes, and has agreements with each of QIAGEN Finance and Euro Finance to issue common shares to the investors in the event of conversion of any of the Notes. QIAGEN Finance and Euro Finance are variable interest entities. The Company is not the primary beneficiary, therefore neither is consolidated. Accordingly, the 2004 and 2006 convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. QIAGEN N.V. accounts for its investments in QIAGEN Finance and Euro Finance as equity investments and accordingly records 100% of the profit or loss of QIAGEN Finance and Euro Finance in the gain or loss from equity method investees. At present, the Company’s maximum exposure to loss as a result of its involvement with QIAGEN Finance and Euro Finance is limited to the Company’s share of losses from the equity method investments.

11.	Intangible Assets

The following sets forth the acquired intangible assets by major asset class as of December 31, 2009 and December 31, 2008:

		2009		2008
(in thousands)	Weighted Average Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:
Patent and license rights	11 years	$246,535	$(69,380)	$233,083	$(43,399)
Developed technology	10 years	461,507	(108,374)	379,763	(65,456)
Customer base, trademarks, in-process R&D and non-compete agreements	11 years	263,985	(41,977)	160,033	(23,715)

		$972,027	$(219,731)	$772,879	$(132,570)

Unamortized Intangible Assets:
Goodwill		$1,337,064		$1,152,105

In connection with the acquisitions as more fully discussed in Note 4, approximately $3.1 million of purchase price was allocated to purchased in-process research and development and capitalized in 2009. Prior to January 1, 2009, purchased in-process research and development costs were expensed. During the years ended December 31, 2008 and 2007 approximately $1.0 million and $25.9 million, respectively, of purchase price was allocated to purchased in-process research and development and expensed.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization expense on intangible assets totaled approximately $78.4 million, $69.4 million and $36.4 million, respectively, for the years ended December 31, 2009, 2008 and 2007. During 2009, additional amortization of $5.0 million was recorded in cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and SAB. Amortization of intangibles for the next five years is expected to be approximately:

Amortization
Years ended December 31:
2010	$89,950
2011	$89,815
2012	$85,535
2013	$83,073
2014	$78,884

The changes in the carrying amount of goodwill, by segment, for the years ended December 31, 2009 and 2008, are as follows:

(in thousands)	Germany	Americas	Asia	Switzerland	Other Countries	Total
BALANCE AT DECEMBER 31, 2007	$60,488	$998,339	$14,844	$—	$34,211	$1,107,882

Goodwill acquired during the year	4,017	1,422	—	10,645	63,858	79,942
Intersegment goodwill transfer	6,067	(37,779)	—	(2,507)	34,219	—
Earn-out and milestone payments	363	—	—	137	904	1,404
Purchase adjustments	—	(5,745)	—	(97)	(1,409)	(7,251)
Effect of foreign currency translation	(3,220)	(2,019)	850	1,596	(27,079)	(29,872)

BALANCE AT DECEMBER 31, 2008	$67,715	$954,218	$15,694	$9,774	$104,704	$1,152,105

Goodwill (impaired) acquired during the year	(1,631)	62,841	—	—	53,499	114,709
Intersegment goodwill transfer	(4,622)	4,622	—	—	—	—
Earn-out and milestone payments	577	—	—	2,354	26,015	28,946
Purchase adjustments	20	(1,514)	—	—	15,223	13,729
Effect of foreign currency translation	2,271	1,376	111	364	23,453	27,575

BALANCE AT DECEMBER 31, 2009	$64,330	$1,021,543	$15,805	$12,492	$222,894	$1,337,064

The changes in the carrying amount of goodwill during the year ended December 31, 2009 resulted from the 2009 acquisitions, foreign currency translation and purchase price adjustments primarily related to tax matters in connection with prior year acquisitions. During 2009, following the corporate restructuring of subsidiaries acquired in connection with the Digene acquisition in 2007, goodwill was allocated to the remaining operating subsidiaries. Additionally, during 2009, an impairment loss of $1.6 million of goodwill from a previous acquisition was recognized following the Company’s acquisition of DxS Ltd. in September 2009. The goodwill impairment loss is related to the Germany segment and is recorded in general and administrative, integration and other expenses in the accompanying consolidated statements of income.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	Income Taxes

Income before income taxes for the year ended December 31, 2009, 2008 and 2007 consisted of:

(in thousands)	2009	2008	2007
Pretax income in The Netherlands	$72,190	$53,032	$38,396
Pretax income from foreign operations	100,140	66,254	37,330

	$172,330	$119,286	$75,726

The provisions for income taxes for the years ended December 31, 2009, 2008 and 2007 are as follows:

(in thousands)	2009	2008	2007
Current—The Netherlands	$12,633	$8,999	$3,590
—Foreign	32,539	23,326	18,880

	45,172	32,325	22,470

Deferred—The Netherlands	—	—	1,257
—Foreign	(10,609)	(2,563)	1,828

	(10,609)	(2,563)	3,085

Total provision for income taxes	$34,563	$29,762	$25,555

The Netherlands statutory income tax rate for the years ended December 31, 2009, 2008 and 2007 was 25.5%. The principal items comprising the differences between income taxes computed at The Netherlands statutory rate and the effective tax rate for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
(in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Income taxes at The Netherlands statutory rate	$43,944	25.5%	$30,418	25.5%	$19,310	25.5%
Earnings of subsidiaries taxed at different rates	4,710	2.7	1,432	1.2	4,894	6.5
Tax impact from permanent items	—	—	(3,064)	(2.6)	(3,825)	(5.1)
Tax impact from tax exempt income	(11,039)	(6.4)	—	—	—	—
Purchased in-process research & development	—	—	300	0.3	9,803	12.9
Tax contingencies, net	1,774	1.0	(1,665)	(1.4)	(3,806)	(5.0)
Taxes due to changes in tax rates	(3,671)	(2.0)	2,429	2.0	(1,123)	(1.5)
Other items, net	(1,155)	(0.7)	(88)	(0.1)	302	0.4

Total provision for income taxes	$34,563	20.1%	$29,762	24.9%	$25,555	33.7%

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. The Company has one tax holiday which expires in 2011. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2002 are open for income tax examinations by tax authorities. Its subsidiaries, with few exceptions, are no longer subject to income tax examinations by tax authorities for years before 2004.

On January 1, 2007, the Company adopted FASB Accounting Standards Codification (ASC) 740, Income Taxes (formerly referenced as FASB Financial Interpretation No. 48, Accounting for Uncertainty in Income

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Taxes, an interpretation of FASB Statement No. 109). This interpretation requires the Company to recognize in the consolidated financial statements those tax positions determined to be more likely than not to be sustained upon examination, based on the technical merits of the position. Upon adoption, the Company derecognized $6.1 million tax benefits for positions previously recognized through a debit to retained earnings. After considering the impact of adopting ASC 740, the Company had an approximate $12.6 million reserve for uncertain tax positions as of January 1, 2007. The reserve for uncertain income tax positions is included in taxes payable in the consolidated balance sheets.

The Company does not currently anticipate that its existing reserves related to uncertain tax positions as of December 31, 2009 will significantly increase or decrease during the twelve-month period ending December 31, 2010; however, various events could cause the Company’s current expectations to change in the future. The majority of these uncertain tax positions, if ever recognized in the financial statements, would be recorded in the statement of operations as part of the income tax provision.

Changes in the gross amount of unrecognized tax benefits are as follows:

(in thousands)	Unrecognized Tax Benefits
Balance at December 31, 2007	$10,494

Additions based on tax positions related to the current year	897
Additions for tax positions of prior years	1,590
Settlements with taxing authorities	(1,547)
Reductions due to lapse of statute of limitations	(2,605)
Decrease from currency translation	(520)

Balance at December 31, 2008	$8,309

Additions based on tax positions related to the current year	616
Additions for tax positions of prior years	1,399
Settlements with taxing authorities	(241)
Increase from currency translation	255

Balance at December 31, 2009	$10,338

At December 31, 2009 and December 31, 2008, the Company’s net unrecognized tax benefits totaled approximately $9.6 million and $7.7 million, respectively. At December 31, 2009, $9.6 million, if recognized, would favorably affect the Company’s effective tax rate in any future period. It is possible that approximately $0.7 million of the unrecognized tax benefits may be released during the next 12 months due to lapse of statute of limitations or settlements with tax authorities.

The Company’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties within tax provision expense. At December 31, 2009, the Company has $0.5 million of accrued interest included in accrued and other liabilities in the accompanying consolidated balance sheet. During 2009, the amount of accrued interest increased by $0.1 million with approximately $30,000 of interest income and $0.2 million of interest expense recognized during 2009.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has recorded net deferred tax liabilities of $171.7 million and $119.2 million at December 31, 2009 and December 31, 2008, respectively which are reflected on the Company’s consolidated balance sheets at December 31, 2009 and December 31, 2008 as follows:

(in thousands)	2009	2008
Current deferred tax asset	$33,525	$27,374
Current deferred tax liabilities	(18,912)	(7,754)
Non-current deferred tax asset	26,387	73,766
Non-current deferred tax liabilities	(212,690)	(212,589)

Net deferred tax liabilities	$(171,690)	$(119,203)

The components of the net deferred tax liability at December 31, 2009 and December 31, 2008 are as follows:

	2009		2008
(in thousands)	Deferred Tax Assets	Deferred Tax Liability	Deferred Tax Assets	Deferred Tax Liability
Net operating loss carry forwards	$32,794	$—	$54,906	$—
Accrued and other liabilities	19,503	(838)	23,973	(231)
Inventories	4,321	(1,634)	7,333	(1,886)
Allowance for bad debts	840	(432)	1,404	(56)
Currency Revaluation	—	(2,257)	—	(2,810)
Depreciation and amortization	1,644	(12,828)	1,603	(4,513)
Tax credits and state income taxes	8,707	(7,023)	6,266	—
Capital leases	15	—	659	(620)
Intangibles	462	(212,072)	787	(191,754)
Equity Awards	4,117	—	—	—
Other	12,435	(3,859)	6,511	(3,483)
Valuation allowance	(15,585)	—	(17,292)	—

	$69,253	$(240,943)	$86,150	$(205,353)

Net deferred tax liabilities		$(171,690)		$(119,203)

At December 31, 2009, the Company had $66.0 million of U.S. federal net operating loss (NOL) carryforwards. These amounts include $9.4 million related to deductions for equity awards. These NOLs have, for the most part, been acquired in recent acquisitions and a portion of these NOLs are subject to limitations under Section 382 of the Internal Revenue Code. As of December 31, 2009 and 2008, the Company had other foreign carryforwards totaling approximately $45.6 million and $36.4 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of these NOLs, approximately $34.3 million at December 31, 2009, expire in various years through 2021. The balance does not expire. Our foreign NOL’s are predominately reduced by a full valuation allowance. The valuation allowance amounts to $15.6 million and $17.3 million for the years ended December 31, 2009 and 2008, respectively. The valuation allowance decreased by $1.7 million during 2009 and $2.2 million of that decrease was triggered by an intercompany sale of assets with the gain and related tax affects eliminated in consolidation. Thus, $0.8 million was recognized as tax expense in 2009.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions, the Company would be subject to withholding taxes

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2009 and 2008, the Company had deferred income tax liabilities of approximately $0.9 million and $0.6 million, respectively, for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company. Determination of the amount of unrecognized deferred tax liability on those unremitted earnings is not practicable because of the complexities associated with this hypothetical calculation.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

13.	Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2009 and 2008 consist of the following:

(in thousands)	2009	2008
Accrued expenses	$64,000	$46,958
Payroll and related accruals	49,388	32,271
Preacquistion contingencies assumed in acquisition	40,828	25,139
Accrued earn-outs and milestone payments	27,273	1,404
Swaps and forwards	26,658	22,652
Royalties	18,313	16,610
Deferred revenue	15,943	12,049
Accrued interest on long-term debt	6,296	6,430

Total accrued liabilities	$248,699	$163,513

14.	Lines of Credit and Debt

The Company has eleven separate lines of credit amounting to $183.7 million in the aggregate with variable interest rates, $0.9 million of which was utilized at December 31, 2009. There were no significant short-term borrowings as of December 31, 2009 and 2008.

At December 31, 2009, total debt was approximately $920.0 million, $50.0 million of which is current. Total debt consists of the following:

(in thousands)	2009	2008
$500.0 million term loan paying interest at LIBOR plus a variable margin ranging from 0.631% to 1.068%, and 1.011% to 5.545% at December 31, 2009 and 2008, respectively, due on July 12, 2012, with payments beginning in 2009	$475,000	$500,000
Notes payable to QIAGEN Euro Finance bearing interest at an effective rate of 3.91% due in November 2012	300,000	300,000
Notes payable to QIAGEN Finance bearing interest at an effective rate of 2.14% due in July 2011	145,000	145,000

Total long-term debt	920,000	945,000
Less current portion	50,000	25,000

Long-term portion	$870,000	$920,000

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Future principal maturities of long-term debt as of December 31, 2009 are as follows:

Year ending December 31,	(in thousands)
2010	$50,000
2011	220,000
2012	650,000

$920,000

Interest expense on long-term debt was $26.7 million, $33.7 million and $29.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

During 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of $750 million in the form of a $500 million term loan, a $100 million bridge loan, and a $150 million revolving credit facility. Under the agreement, the $500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. In July 2009, $25.0 million was repaid. The $100 million bridge loan was utilized and repaid within the third quarter of 2007. The $150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to, restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2009.

In May 2006, the Company completed the offering of the 2006 Notes due in 2026 through a new unconsolidated subsidiary, Euro Finance. The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries of the Company. At December 31, 2009 and 2008, $300.0 million is included in long-term debt for the amount of 2006 Note proceeds payable to Euro Finance. These long-term notes payable to Euro Finance have an effective fixed interest rate of 3.91% and are due in November 2012. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million common shares at the option of the holders upon the occurrence of certain events, at a price of $20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance, the fair value of the Notes at December 31, 2009 was approximately $387.3 million. The Company has reserved 15.0 million common shares for issuance in the event of conversion.

In August 2004, the Company completed the sale of the 2004 Notes, through its unconsolidated subsidiary QIAGEN Finance. The net proceeds of the 2004 Notes were loaned by QIAGEN Finance to consolidated subsidiaries in the U.S. and Switzerland. At December 31, 2009 and 2008, $145.0 million is included in long-term debt for the amount of 2004 Note proceeds payable to QIAGEN Finance. In November 2008, $5.0 million was repaid in connection with the conversion of a portion of the 2004 Notes issued by QIAGEN Finance. These long-term notes payable to QIAGEN Finance have an effective fixed interest rate of 2.14% and are due in July 2011. Interest on the 2004 Notes is payable semi-annually in February and August. The 2004 Notes were issued

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at 100% of principal value, and are convertible into 11.5 million common shares at the option of the holders upon the occurrence of certain events at a price of $12.6449 per share, subject to adjustment. QIAGEN N.V. has an agreement with QIAGEN Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. In November 2008, the Company issued 395,417 common shares upon the exercise of a portion of the subscription rights in connection the conversion of $5.0 million of the 2004 Notes. The 2004 Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after August 18, 2011, at 100% of the principal amount, provided that the actual trading price of the Company’s common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the 2004 Notes may require QIAGEN to repurchase all or a portion of the outstanding 2004 Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Finance, the fair value of the Notes at December 31, 2009 was approximately $262.5 million. The Company has reserved 11.5 million common shares for issuance in the event of conversion.

15.	Share-Based Compensation

The Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date, all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company issues new common shares to satisfy option exercises and had approximately 15.5 million common shares reserved and available for issuance under this plan at December 31, 2009.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans. The Company had approximately 0.4 million common shares reserved and available for issuance under these plans at December 31, 2009.

Stock Options

During the years ended December 31, 2009 and 2008, the Company granted 491,714 and 432,725 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2009	2008	2007
Stock price volatility	40%	38%	38%
Risk-free interest rate	2.13%	2.91%	4.27%
Expected life (in years)	5.01	5.27	5.47
Dividend rate	0%	0%	0%
Forfeiture rate	7.7%	8.5%	5.0%

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the status of the Company’s employee stock options as of December 31, 2009 and changes during the year then ended is presented below:

All Employee Options	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	10,274,996	$14.261
Granted	491,714	$16.935
Exercised	(2,241,848)	$12.006
Forfeited and cancelled	(243,303)	$24.064

Outstanding at December 31, 2009	8,281,559	$14.743	4.07	$72,185

Exercisable at December 31, 2009	7,448,952	$14.356	3.55	$68,732

Vested and expected to vest at December 31, 2009	8,226,536	$14.721	4.04	$71,946

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2008 and 2007 was $6.33, $7.80 and $6.97, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $16.7 million and $14.9 million, respectively. At December 31, 2009, the unrecognized share-based compensation expense related to employee stock option awards is approximately $3.3 million and will be recognized over a weighted average period of approximately 1.74 years.

At December 31, 2009, 2008 and 2007, options were exercisable with respect to 7.4 million, 9.6 million and 10.9 million Common Shares at a weighted average price of $14.36, $13.91 and $13.49 per share, respectively. The options outstanding at December 31, 2009 expire in various years through 2019.

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is recognized ratably over the requisite vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.3%. At December 31, 2009, there was $36.9 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 8.6 years. The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2009 was $16.96. The total fair value of restricted stock units released during the years ended December 31, 2009 and 2008 was $6.9 million and $10.3 million, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s restricted stock units as of December 31, 2009 and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	1,908,161
Granted	1,601,504
Vested	(368,277)
Forfeited and cancelled	(102,231)

Outstanding at December 31, 2009	3,039,157	3.43	$67,864

Vested and expected to vest at December 31, 2009	2,509,591	3.36	$56,039

Compensation Expense

Share-based compensation expense for the years ended December 31, 2009, 2008 and 2007 totaled approximately $9.7 million, $9.8 and $9.0 million, respectively, as shown in the table below. No share-based compensation cost was capitalized in inventory in 2009, 2008 or 2007 as the amounts were not material. The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled $5.9 million, $1.8 million and $9.9 million, respectively, for the years ended December 31, 2009, 2008 and 2007.

Compensation Expense (in thousands)	2009	2008	2007
Cost of sales	$799	$968	$362
Research and development	1,826	1,818	1,267
Sales and marketing	1,936	2,999	1,758
General and administrative	5,186	3,620	2,432
Acquisition and integration related	—	386	3,163

Share-based compensation expense before taxes	9,747	9,791	8,982
Income tax benefit	2,913	3,025	3,252

Net share-based compensation expense	$6,834	$6,766	$5,730

16.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute capital leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations. Rent expense under operating lease agreements was $13.0 million, $11.2 million and $9.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Minimum future obligations under capital and operating leases at December 31, 2009 are as follows:

(in thousands)	Capital Leases	Operating Leases
2010	$5,275	$8,598
2011	5,327	6,211
2012	5,351	3,971
2013	5,281	1,365
2014	5,237	669
Thereafter	12,464	544

	38,935	$21,358

Less: Amount representing interest	(7,964)

	30,971
Less: Current portion	(3,417)

Long-term portion	$27,554

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $18.3 million and $16.6 million at December 31, 2009 and 2008, respectively. Royalty expense relating to these agreements amounted to $47.2 million, $45.6 million, and $37.1 million for the years ended December 31, 2009, 2008 and 2007, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2009, the Company had commitments to purchase goods or services, and for future minimum guaranteed royalties. They are as follows:

(in thousands)	Purchase Commitments	License & Royalty Commitments
2010	$44,383	$725
2011	6,157	692
2012	231	655
2013	188	655
2014	187	655
Thereafter	1,008	563

	$52,154	$3,945

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed more fully in Note 4, the Company could be required to make additional contingent cash payments totaling up to $106.2 million based on

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the achievement of certain revenue and operating results milestones as follows: $18.6 million in 2010, $16.5 million in 2011, $16.2 million in 2012 and $54.9 million payable in any 12 month period from now until 2014 if certain criteria are met. Of the $106.2 million total contingent obligation, approximately $40.8 million is accrued as of December 31, 2009.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2009, the commitment under these agreements totaled $18.9 million.

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2009 and 2008 appropriately reflect the estimated cost of such warranty obligations.

Preacquistion Contingencies

In connection with the 2009 and 2008 acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisitions. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to $37.1 million and $25.1 million as of December 31, 2009 and 2008, respectively. In addition, the Company has recorded $40.8 million and $25.1 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2009 and 2008, respectively.

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of December 31, 2009, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. As a result of the third quarter 2007 acquisition of Digene and the third quarter 2008 acquisition of Corbett, QIAGEN is now involved in various claims and legal proceedings, including those related to protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2006, Digene filed for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. On August 12, 2009, the arbitration panel issued a total award of $6.3 million, including administrative and arbitrator fees and on August 13, 2009, the Company filed a petition in the Supreme Court of the State of New York to vacate or modify the award of the arbitrators. On August 20, 2009, Roche and Gen-Probe filed a joint petition to confirm the award, and on September 23, 2009, the Court set the briefing/hearing schedule. On December 18, 2009, the District Court heard oral arguments on the petitions to vacate and confirm the arbitration award. The Court’s ruling in currently pending. QIAGEN will vigorously pursue this matter.

Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claims that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contends that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. In a court hearing on October 14, 2009, the court dismissed the case against Corbett. MBI amended its complain on November 16, 2009, adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. QIAGEN will remain a defendant in these proceedings and will vigorously defend the matter.

QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.

On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and is seeking monetary damages. Operon asserts that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach has caused damages, including lost profits. QIAGEN is in the process of responding to this claim and will vigorously defend against the claim.

QIAGEN Gaithersburg, Inc. v. Abbott GmbH & Co. KG.

On November 4, 2009, QIAGEN Gaithersburg, Inc. filed a patent infringement lawsuit against Abbott GmbH & Co. KG (Abbott) in the Dusseldorf District Court in Germany moving for injunctive relief as well as declaratory judgment on damages with respect to patent infringement. On January 19, 2010, a case management conference took place before the Dusseldorf District Court during which Abbott moved for dismissal of the complaint, and the Court set a due date of May 18, 2010 for Abbott’s statement of defense, with the Company’s reply due by September 21, 2010, and Abbott’s rejoinder due December 27, 2010. The hearing date is set for January 18, 2011. In reaction to the Dusseldorf lawsuit, Abbott has filed a motion to compel arbitration, including an anti-suit injunction against QIAGEN before the Northern District Court of Illinois. QIAGEN filed its opposition on March 8, 2010. An oral hearing is scheduled for April 20, 2010. QIAGEN will vigorously pursue this matter.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.	Employee Benefit Plans

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was $2.0 million, $2.2 million and $1.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. The Company also has a defined contribution plan which covers certain executives. The Company makes matching contributions up to an established maximum. Matching contributions to the plan totaled approximately $0.4 million in each year ended December 31, 2009, 2008 and 2007.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was $2.1 million at December 31, 2009 and $2.9 million at December 31, 2008.

18.	Related Party Transactions

The Company has a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2,750 per day for consulting services, subject to adjustment. The Company paid approximately $0.2 million to Dr. Colpan for scientific consulting services under this agreement during each of the years ended December 31, 2009 and 2008.

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in the aggregate immaterial except for certain transactions with the joint venture PreAnalytiX, Dx Assays Pte. Ltd., QIAGEN Finance and QIAGEN Euro Finance.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. The Company had accounts receivable from PreAnalytix of $1.0 million and $0.3 million, and accounts payable to PreAnalytix of $0.3 million, as of December 31, 2009 and 2008, respectively.

During 2007, the Company made an initial investment of $747,000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33.3% interest in Dx Assays Pte Ltd. In 2008, the Company made a $1.4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013. During the year ended December 31, 2009, the Company recorded sales of $1.8 million to Dx Assays. As of December 31, 2009, the Company had accounts receivable from Dx Assays of $2.1 million and accounts payable to Dx Assays of $0.9 million.

The Company has a 100% interest in QIAGEN Finance (Luxembourg) S.A. (QIAGEN Finance) and QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance), which were established for the purpose of issuing convertible debt. As discussed in Note 10, QIAGEN Finance and Euro Finance are variable interest entities with no primary beneficiary, thus they are not consolidated. Accordingly, the convertible debt is not included in the consolidated statements of QIAGEN N.V., though QIAGEN N.V. does report the full obligation of the debt through its liabilities to QIAGEN Finance and Euro Finance. As of December 31, 2009 and 2008, the Company had loans payable to QIAGEN Finance of $145.0 million and accrued interest due to QIAGEN Finance of $3.3

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

million and amounts receivable from QIAGEN Finance of $2.3 million. As of December 31, 2009 and 2008, the Company has a loan payable to Euro Finance of $300.0 million, accrued interest due to Euro Finance of $3.0 million and amounts receivable from Euro Finance of $1.6 million. The amounts receivables are related to subscription rights which are recorded net in the equity of QIAGEN N.V. as paid-in capital.

19.	Segment and Related Information

Reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements. Summarized financial information concerning the Company’s reportable segments is shown in the tables below.

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, Australia, the United Kingdom and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales.

(in thousands)	2009	2008	2007
Net Sales
Americas	$1,060,307	$988,617	$465,878
Germany	391,312	331,013	270,173
Switzerland	128,627	77,745	56,615
Asia	135,779	90,047	71,168
All other	241,992	210,439	148,082
Corporate	334	878	350

Subtotal	1,958,351	1,698,739	1,012,266
Intersegment Elimination	(948,526)	(805,764)	(362,492)

Total	$1,009,825	$892,975	$649,774

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and eliminated in consolidation.

(in thousands)	2009	2008	2007
Intersegment Sales
Americas	$(566,161)	$(535,199)	$(155,052)
Germany	(223,978)	(195,561)	(162,149)
Switzerland	(114,787)	(63,401)	(42,637)
Asia	(15,690)	(3,778)	(1,876)
All other	(27,910)	(7,825)	(778)

Total	$(948,526)	$(805,764)	$(362,492)

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The Corporate segment operating loss is primarily general and administrative expenses, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

(in thousands)	2009	2008	2007
Operating Income (Loss)
Americas	$84,388	$66,962	$14,605
Germany	91,498	71,786	63,769
Switzerland	6,978	(8,249)	(391)
Asia	4,930	905	5,941
All other	21,303	32,683	21,922
Corporate	(21,792)	(16,552)	(20,051)

Subtotal	187,305	147,535	85,795
Intersegment Elimination	(7,100)	(1,873)	(2,662)

Total	$180,205	$145,662	$83,133

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

(in thousands)	2009	2008
Assets
Americas	$3,628,630	$2,927,088
Germany	560,929	459,428
Switzerland	151,843	127,677
Asia	129,509	97,822
All other	588,722	284,229
Corporate	1,651,318	914,336

Subtotal	6,710,951	4,810,580
Intersegment Elimination	(2,914,487)	(1,925,257)

Total	$3,796,464	$2,885,323

(in thousands)	2009	2008
Long-Lived Assets
Americas	$1,601,893	$1,549,132
Germany	372,627	317,431
Switzerland	42,644	37,264
Asia	33,930	32,959
All other	377,886	162,873
Corporate	7,627	8,343

Total	$2,436,607	$2,108,002

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2009 and 2008, for Switzerland, the net investment in equity method investees was $10.9 million and $7.0 million, respectively. The Netherlands had a net investment in equity method investees of $2.2 million as of December 31, 2009 and 2008, respectively.

(in thousands)	2009	2008	2007
Capital Expenditures
Americas	$10,613	$11,220	$6,381
Germany	28,298	18,174	19,938
Switzerland	4,402	5,675	3,445
Asia	2,510	1,567	2,875
All other	6,345	2,780	1,822
Corporate	11	32	31

Total	$52,179	$39,448	$34,492

(in thousands)	2009	2008	2007
Depreciation and Amortization
Americas	$69,473	$68,089	$34,274
Germany	28,126	23,761	20,186
Switzerland	5,485	3,897	2,653
Asia	4,496	3,672	2,512
All other	12,237	5,576	2,373
Corporate	577	709	585

Total	$120,394	$105,704	$62,583

20.	Subsequent Events

Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2009 that would have a material impact on the financial statements as presented.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleges that DxS is preparing to terminate the parties’ Distributor Agreement without good cause and that DxS’ termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities and goodwill and damage to Roche’s reputation. In connection with its lawsuit, Roche has also filed a motion for preliminary injunction in which it asks the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. DxS filed its opposition to Roche’s motion on March 5, 2010, and the hearing on the motion is scheduled for March 22, 2010. Given the early stage of this litigation, QIAGEN cannot predict the likely outcome and intends to vigorously pursue this matter.

SCHEDULE II

QIAGEN N.V. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(in thousands)	Balance at Beginning of Year	Provision Charged to Expense	Write-Offs	Foreign Exchange and Other	Balance at End of Year
Year Ended December 31, 2007:
Allowance for doubtful accounts	$2,608	$1,807	$(1,062)	$(9)	$3,344
Year Ended December 31, 2008:
Allowance for doubtful accounts	$3,344	$827	$(703)	$(398)	$3,070
Year Ended December 31, 2009:
Allowance for doubtful accounts	$3,070	$1,705	$(562)	$(811)	$3,402

S-1

QIAGEN N.V., VENLO, THE NETHERLANDS

Annual Report 2009

QIAGEN N.V.

Annual Report 2009

QIAGEN N.V.

Report of the Supervisory Board

To our Shareholders

The Supervisory Board thanks the Executive Committee and all QIAGEN’s employees for their significant contributions to QIAGEN’s success in 2009. In addition, we also would like to thank our partners and customers for their commitment and their trust in QIAGEN as well.

2009 was a very successful year in the 25 years of the Company’s history. We not only exceeded the one billion dollar revenue mark but also further expanded our technology and market leadership in sample and assay technologies in all our customer segments. Very important milestones in 2009 were the strategic expansion of our molecular diagnostics business in emerging areas including personalized healthcare and point of need testing (in addition to our positions in prevention and profiling). By acquiring DxS Ltd. in September 2009 and by combining it with QIAGEN’s previous activities in companion diagnostics (CDx) for Personalized Healthcare, we created a very powerful leader in this transformational area of healthcare. In December 2009 we also acquired SABiosciences and added a portfolio of PCR-based, pathway- and disease-focused panels that represent highly efficient solutions for biomarker discovery and development and diagnostics. In January 2010 we acquired ESE GmbH and added to our instrumentation platform a portable, battery operated, “ultra-fast time to result” analysis system which enables low-throughput molecular testing in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required. All three acquisitions contribute to key elements of our strategy to lead in molecular diagnostics-based prevention, profiling, personalized healthcare and point-of-need testing. With different platform technologies that address all needs in terms of throughput, flexibility in assay technologies, convenience in handling and efficiency in performance, an industry leading assays portfolio and a pipeline that provides us with an ongoing stream of new assays to launch, we are excellently positioned not only to participate from but also to shape current and future trends in molecular based testing and life science research.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, the Company’s compliance, the Company-shareholder relationships, relevant corporate social responsibilities issues and human resources management.

In particular and as defined by the Dutch Corporate Governance Code, the Supervisory Board devoted considerable time to discussing the corporate strategy, the main risks of the business and the result of the assessment by the Managing Board of the design and effectiveness of the internal risk management and control systems as well as any significant changes thereto.

In addition, the Supervisory Board discussed its current composition, competence and desired profile. As the Supervisory Board strives for a more diverse composition in terms of factors as age and gender we hope to succeed in finding candidates which fulfil the other selection criteria as defined in the current profile of the Supervisory Board once a replacement or appointment of new Supervisory Board members becomes imminent. The current profile of the Supervisory Board can be found on the Company’s web page. The Supervisory Board conducted a self assessment on its functioning as well as the functioning of its committees and individual members and also reviewed the performance of the Managing Board and the performance of its individual members with and also in the absence of the members of the Managing Board. In its discussions, the Supervisory Board came to the conclusion that the Managing Board and the Supervisory Board properly functioned and that its current profile, composition and the competence of its members are appropriate. Through its Compensation Committee, the Supervisory Board executed and

Annual Report 2009	1

QIAGEN N.V.

monitored compliance with the Company’s Remuneration Policy approved by the Annual General Meeting held on June 14, 2005.

Compensation of the members of the Managing Board consists of a fixed salary and variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity¬-based compensation as well as pension plans. The Remuneration Policy and the various aspects of the compensation including the full remuneration of the Managing Board members broken down in its various components are described in greater detail in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operates. The charters are published on QIAGEN’s website. Further detailed information on the composition of the Supervisory Board and its committees, the number of committee meetings and the main items discussed the independence of its members and their remuneration as well as other information on the Supervisory Board can be found in the Corporate Governance Report which is an integral part of this Annual Report.

The Supervisory Board met five times during the course of 2009 with regular attendance of the members of the Managing Board. We are pleased to report very high attendance at our meetings – none of the members of the Supervisory Board has been frequently absent from the Supervisory Board meetings in 2009. The personal data and other board positions held by the members of the Supervisory Board are set forth in the Corporate Governance Report. All members of the Supervisory Board fulfil the independence criteria as defined by the Marketplace Rules of the NASDAQ Stock Market and the Dutch Corporate Governance Code with the exception of Dr. Metin Colpan due to his former position as CEO of the Company. Additional information on how the duties of the committees of the Supervisory Board have been carried out in the financial year 2009 can be found in the Corporate Governance Report.

QIAGEN N.V. is a company under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all stakeholders, including the shareholders and has always placed the highest standards on its Corporate Governance principles. QIAGEN is committed to a corporate governance structure that best suits its business and stakeholders, and that complies with relevant rules and regulations. Since 1997, QIAGEN has endorsed the recommendations made in the report of the Netherlands’ Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004 and amended and restated as from January 1, 2009. It is the Company’s policy to follow the guidelines of Good Practice of Corporate Governance as described in the Dutch Corporate Governance Code although some minor deviations may result from effects such as legal requirements imposed on QIAGEN or industry standards.

QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where the Company’s common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s common shares have been listed since 1997. QIAGEN provides detailed disclosure regarding compliance with the German and the Dutch Corporate Governance Code in the Corporate Governance Report.

All Company operations are believed to be carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. Federal Securities Laws and Regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz. The common shares of the Company are registered and traded in the United States of America on the NASDAQ Global Select Market and in Germany on the

Annual Report 2009	2

QIAGEN N.V.

Frankfurt Stock Exchange in the Prime Standard segment. Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2009 earnings to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for the year 2009 are presented as prepared by the Managing Board, audited by Ernst & Young LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board. We recommend that the Annual General Meeting of Shareholders adopts the financial statements for the year 2009 as presented in this Annual Report. Additionally, we request that shareholders discharge the members of the Managing Board of their responsibility for the conduct of business in 2009 and the members of the Supervisory Board for their supervision of management.

The term of office of the members of the Supervisory Board expires as of the close of the Annual General Meeting of Shareholders of QIAGEN N.V. to be held on June 30, 2010. Prof. Dr. Detlev H. Riesner, Dr. Werner Brandt. Dr. Metin Colpan, Erik Hornnaess, Prof. Dr. Manfred Karobath, and Heino von Prondzynski will stand for re-election. Prof. Dr. jur Carsten P. Claussen has agreed to continue to serve as Special Advisor and Honorary Chairman.

The Supervisory Board proposed during the joint meeting of members of the Supervisory Board and Managing Board that the members of the Managing Board be re-elected at the Annual General Meeting of Shareholders on June 30, 2010.

Venlo, the Netherlands, April 2010

Prof. Dr. Detlev H. Riesner
Chairman of the Supervisory Board

Annual Report 2009	3

QIAGEN N.V.

Managing Directors’ Report

Dear Shareholder,

I am very proud to present to you the results for our previous fiscal year. 2009 again was an extremely exciting year for QIAGEN, probably even the most successful one in the history of your company. In the year of our 25th anniversary, we have crossed the 1 billion US-Dollar revenue frontier and reached strategic milestones to further expand our market and technology leadership position. Despite the global financial and economic turmoil again we have created significant value for you and paved the way for dynamic and sustainable growth in the years ahead.

For the year ending December 31, 2009 we reported growth of our consolidated net sales by 13% from US$ 893 million to US$ 1.010 million. Excluding the unfavourable impact from foreign currency exchange rates, net sales for the fiscal year 2009 had even increased at 16%.

Operating income as reported for fiscal year 2009 increased 15% to US$ 186,6 million from US$ 162,9 million in 2008, net income increased 41% to US$ 131,6 million in 2009 from US$ 93,5 million in 2008. Diluted earnings per share rose 35% to US$ 0,63 in 2009 (based on 209,6 million weighted average shares and share equivalents outstanding) from US$ 0,47 in 2008 (based on 199,9 million weighted average shares and share equivalents outstanding).

The strong financial performance is clear evidence for the stringent and successful execution of our growth strategy which we have mapped out over the last years. I want to thank you, dear shareholder, for your continued and sustaining support and trust in our share, which was a critical precondition for the successful outcome of our stock offering in late 2009. With net proceedings of US$ 623,6 million, the stock offering secured the Company’s strategic flexibility and allows us to further execute on our accelerated growth strategy.

While we are fully aware of the challenges provided by an unstable economic environment, we continue to see significant growth opportunities for the future of our Company. Our industry proves to be more resilient than most other sectors, we have a strong balance sheet, still untapped credit lines, strong cash flow positions and are generally well prepared to fully capitalize on the opportunities in molecular diagnostics, applied testing, pharmaceutical and academic research in the future going forward.

I would also like to thank our employees. We welcomed the 3.500th member to our family which again showed to be the most innovative and dedicated pool of researchers and specialists in our industry. Further development of these skills and talents in the light of a changing business environment is a key element of our strategy. In 2009 and again in 2010 we ranked Number 1 as Germany’s “Top employer” in the field of professional development and we continue to invest sustainably in our most valuable resource to achieve our next milestone: To make QIAGEN become a Multi-Billion-Dollar company in the very near future.

Management Report for the Period from January 1, 2009, to December 31, 2009

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements, including statements regarding potential future net

Annual Report 2009	4

QIAGEN N.V.

sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Results of Operations, Financial Position

Overview

We believe, based on the nature of our products and technologies and our United States and European market shares, as supported by independent market studies, that we are the world’s leading provider of innovative sample and assay technologies and products. Sample technologies are used to isolate DNA, RNA and proteins from any biological sample, such as blood or tissue. Assay technologies are then used to make isolated biomolecules, such as the DNA of a specific virus, visible for subsequent analysis. Our products are considered benchmark standards in areas such as pre-analytical sample preparation and assay solutions in molecular diagnostics, research for life sciences, and applied testing.

We sell our products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing, and pharmaceutical process control. These products enable our customers to efficiently pursue their research and commercial goals that require the use of nucleic acids. We market our products in more than 40 countries throughout the world. We have established subsidiaries in the markets that we believe have the greatest sales potential, including countries throughout Europe, Asia, the Americas and Australia. We also have specialized independent distributors and importers. We employ approximately 3.500 people in approximately 30 locations worldwide.

Since 2005, we have had a compound annual growth rate of approximately 21% in net sales. We have funded our growth through internally generated funds, debt, and private and public sales of equity securities. In recent years, we have made a number of strategic acquisitions and disposals expanding and focusing our technology and product offerings. These transactions include:

•

In December 2009, we acquired SABiosciences Corporation, located in Frederick, Maryland. SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels (PCR Arrays), which are widely utilized in biomedical research and in the development of future drugs and diagnostics.

Annual Report 2009	5

QIAGEN N.V.

•

In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. DxS Ltd. is a pioneer in development and marketing of companion diagnostics which enable physicians in oncology to predict patients’ responses to certain treatments in order to make cancer therapies more effective. Through this acquisition, we acquired a portfolio of molecular diagnostic assays and related intellectual property as well as a deep pipeline of already signed or planned companion diagnostic partnerships in oncology with leading pharmaceutical companies. With the acquisition, we believe that we can advance to a leading position in personalized healthcare and strengthen our overall strategic position in molecular diagnostics.

•	In August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy.

•	In March 2009, we acquired a molecular diagnostics distribution business in China.

•

In October 2008, we acquired all assets of the Biosystems Business from Biotage AB, a publicly-listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. The assets acquired also include the purchase of the remaining 17.5% of the outstanding stock of Corbett Life Science Pte. Ltd. (Corbett).

•

In July 2008, we acquired 82.5% of Corbett, a developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia. Corbett is best known for having developed the world’s first rotary real-time PCR cycler system, the Rotor-Gene™, a system used to detect real-time PCR which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

•

In February 2008, we acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. In May 2008, we established QIAGEN Mexico via the acquisition of certain assets of our former life science distributor Quimica Valaner. In July 2008, we acquired the minority interest of our Brazilian subsidiary, QIAGEN Brasil Biotecnologia Ltda.

In 2009, on a consolidated basis, operating income increased to US$ 186,6 million compared to US$ 162,9 million in 2008. Our operating income was impacted by growth in consumables and instrument product sales, which experienced growth of 10% and 37% in 2009 as compared to 36% and 51% in 2008, respectively. Our financial results include the contributions of our recent acquisitions from the date of their acquisition, as well as the costs related to the acquisitions and integrations. Our results also reflect the benefits of our previous restructuring efforts, which have contributed to improved profitability as we continue to manage our operating costs.

We manage our business based on the locations of our subsidiaries. Therefore, reportable segments are based on the geographic locations of our subsidiaries. Our reportable segments include our production, manufacturing and sales facilities located throughout the world. In addition, the Corporate segment includes our holding company located in The Netherlands, two subsidiaries located in Germany and one

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in Australia which operate only in a corporate support function. The reportable segments derive revenues from our entire product and service offerings.

The following table sets forth operating income by segment for the years ended December 31, 2009 and 2008. Further segment information can be found in Note 38 in the accompanying financial statements.

(in US$ thousands)	2009	2008
Americas	95.981	81.210
Germany	89.478	78.529
Switzerland	4.426	(5.764)
Asia	4.906	882
All other	21.168	33.315
Corporate / Eliminations	(29.406)	(25.261)

Operating Income	186.553	162.911

In 2009, operating income in the Americas increased compared to the same period in 2008, primarily due to increased sales. While sales increased during 2009 and 2008 as a result of acquisitions and organic growth, expenses in the Americas, including the amortization of acquired intangibles, were also higher following the acquisitions and ongoing integration efforts.

In Germany, operating income was higher in 2009 as compared to 2008, primarily due to increased sales.

The increase in operating income in Switzerland in 2009 as compared to 2008 is primarily the result of increased sales and higher gross margins which were favourably impacted by leverage of capacity and mix of products.

The increase in operating income in Asia in 2009 as compared to 2008 is primarily the result of increased sales, primarily in Japan.

The decrease in operating income in our All Other segment in 2009 as compared to 2008 is primarily due to the September 2009 acquisition of DxS.

Within Corporate and Eliminations all intersegment results are eliminated and other operating income (2009: US$ 9.228; 2008: US$ 3.123) and other operating expense (2009: US$ (9.741); 2008 US$ (9.959)) is allocated.

Fiscal Year Ended December 31, 2009 compared to 2008

Net Sales

In 2009, net sales increased 13% to US$ 1,0 billion compared to US$ 893,0 million in 2008. The increase in total sales includes organic growth (13%) and sales from our recently acquired businesses (4%), partially offset by the negative impact of foreign currency exchange rates (3%) and the third quarter divestiture of our subsidiary in Austria (1%). Our 2009 net sales include the results of operations for the full year of Corbett, which was acquired in July 2008, as well as the acquisitions of DxS Ltd, acquired in September 2009, and SABiosciences, acquired in December 2009.

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Net sales are attributed to countries based on the location of the subsidiary recording the sale. In 2009, net sales in Asia increased by 39%, primarily driven by China, Japan and Singapore, net sales in Germany increased by 24%, net sales in the Americas increased by 9% and net sales in all other countries increased by 12%, which includes the results of Corbett and DxS. The increase in sales in each of these regions was the result of an increase in sales of our sample and assay technologies, which represented approximately 86% of total sales, and instruments products, which represented approximately 14% of total sales. Sales of sample and assay technologies, which include consumables and instrumentation, experienced growth rates of 10% and 37%, respectively, in 2009, as compared to 2008. The uncertainties of the current global financial crisis represent a risk for the Company, and while we expect continued growth in our consumables and instrumentation businesses, such future growth may be lower than our historical growth and future growth could be adversely effected.

A significant portion of our revenues is denominated in euros and currencies other than the United States dollar. Changes in exchange rates can affect the growth rate of net sales, potentially to a significant degree. When calculated by translating the local currency, actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, net sales were negatively impacted by US$ 28,8 million of currency effects for the year ended December 31, 2009, as compared to 2008.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. In 2009, we launched 79 new products in the area of sample & assay technologies including the PAXgene Blood miRNA kit for use in cancer, biomarker and miRNA research and the QIAamp Circulating Nucleic Acid kit for sample preparation in prenatal or other circulating nucleic acid research. In addition, QIAGEN launched a number of assay technologies including two multiplexed, PCR-based CE-marked digene HPV Genotyping Tests; a next generation CE marked mutation profiling KRAS test, as well as a BRAF test for use in cancer treatments and a test for epigenetic methylation analysis based on pyrosequencing technology.

Gross Profit

Gross profit was US$ 667,1 million, or 66% of net sales, in the year ended December 31, 2009 as compared to US$ 599,7 million, or 67% of net sales, in 2008. The absolute US dollar increase in 2009 compared to 2008 is attributable to the increase in net sales. Our sample and assay products have a higher gross margin than our instrumentation products, and fluctuations in the sales levels of these products can result in fluctuations in our gross margin during a period when compared to the gross margin of another period.

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. The amortization expense on acquisition-related intangibles within cost of sales increased to US$ 53,6 million in 2009 as compared to US$ 48,7 million in 2008. The increase in amortization expense is the result of an increase in intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

In addition, during 2009 and 2008 a total of US$ 7,4 million and US$ 1,4 million, respectively, was expensed to acquisition-related cost of sales related to the write-off of inventories made obsolete following

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an acquisition as well as to the write-up of acquired inventory to fair market value as a result of business combinations. In accordance with purchase accounting rules, acquired inventory was written-up to fair market value and subsequently expensed as the inventory was sold. Additionally, in 2009, we recognized a charge of US$ 2,5 million to cost of sales related to the impairment of developed technology, which was triggered by the acquisition of DxS and the discontinuation of certain products.

Research and Development

Research and development expenses increased by 37% to US$ 101,0 million (10% of net sales) in 2009 compared to US$ 73,9 million (8% of net sales) in the same period of 2008. Our business combinations, along with the acquisition of new technologies, have resulted in an increase in our research and development costs. As we continue to discover, develop and acquire new products and technologies, we will incur additional expense related to research and development facilities, licenses and employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) and EU CE approval of certain assays or instruments. The increase in research and development expense was partially offset by US$ 2,8 million of currency impact in 2009 calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We have a strong commitment to research and development and expect to continue to make investments in our research and development efforts. Accordingly, our research and development expenses will continue to increase, perhaps significantly.

Sales and Distribution

Sales and distribution expenses increased by 9% to US$ 263,0 million (26% of net sales) in 2009 from US$ 242,2 million (27% of net sales) in 2008. Sales and distribution expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and distribution expenses in 2009 as compared to 2008, is primarily due to our 2009 acquisitions, as well as the acquisition of Corbett which occurred in July of 2008, and thus is only included for part of 2008. In addition, the sales and distribution expenses include the costs of maintaining separate sales organizations addressing customers in industrial and academic research, applied testing and molecular diagnostics. The increase in sales and distribution expense was partially offset by US$ 6,9 million of currency impact in 2009 when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period. We anticipate that sales and distribution costs will continue to increase along with new product introductions and continued growth in sales of our products, but we expect sales and distribution costs will, for the most part, grow at a slower rate than our overall revenue growth.

General and Administrative, Integration and Other

General and administrative, business integration, restructuring and related costs increased by 2% to US$ 115,9 million (11% of net sales) in 2009 from US$ 113,9 million (13% of net sales) in 2008. The increase in these expenses in 2009 is partly the result of general and administrative expenses related to our new acquired businesses. Additionally, during 2009, an impairment loss of US$ 1,6 million of goodwill was recognized in connection with our acquisition of DxS Ltd. in September 2009. We have continued to

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incur integration costs for businesses acquired and such costs totaled approximately US$ 21,5 million in 2009, as compared to US$ 30,9 million in 2008. Included in these costs are US$ 7,5 million in 2009 and US$ 8,1 million in 2008 for legal costs related to litigation assumed in connection with the acquisitions of Digene and Corbett. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations. Additionally, when calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period, general and administrative, integration and related costs decreased by US$ 2,1 million due to currency impact in 2009, as compared to 2008.

In October 2009, we started the closure of our facilities and relocation of our activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. These restructurings follow the acquisition of Corbett in 2008 and consolidate our instrument manufacturing activities. The closure and relocation are expected to be completed in the second quarter of 2010 at a total pre-tax cost of approximately US$ 4,0 million to US$ 5,0 million.

As we further integrate the acquired companies, we expect to continue to incur additional business integration costs. We believe that over time the results of the integration activities will continue to result in a decrease in our general and administrative expenses as a percentage of sales.

Acquisition-Related Intangible Amortization

Amortization expense related to developed technology and patent and license rights, which have been acquired in a business combination, is included in cost of sales. Amortization of trademarks, customer base and non-compete agreements, which have been acquired in a business combination, is recorded in operating expense under sales and distribution expense. Amortization expenses of intangible assets not acquired in a business combination are recorded within either cost of sales, research and development or sales and distribution line items based on the use of the asset.

During 2009, the amortization expense on acquisition-related intangibles within operating expense increased to US$ 18,6 million compared to US$ 17,8 million in 2008. The increase in expense is the result of an increase in amortized intangibles acquired in our recent business combinations. We expect that our acquisition-related intangible amortization will continue to increase as a result of our acquisitions.

Financial Income and Expense

For the year ended December 31, 2009, financial income decreased to US$ 3, 5 million from US$ 9, 7 million in 2008. The decrease in financial income was primarily due to a decline in interest rates.

Financial expense decreased to US$ 41, 6 million in 2009 compared to US$ 49, 7 million in 2008. Interest costs primarily relate to our long-term debt discussed in Note 25 in the accompanying notes to the consolidated financial statements. The decrease in interest expense is primarily due to a decrease in the interest expense on our term loan as a result of a decreasing LIBOR rate as well as a US$ 25, 0 million decreased debt balance.

QIAGEN N.V.’s functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. All amounts in the financial

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statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions in 2009 and 2008 was US$ 5,6 million and US$ 0,02 million, respectively.

Gains from investments in associates increased to US$ 2,5 million in 2009 compared to US$ 1,0 million in 2008.

As per end of December 31, 2009, other financial income and expense was US$ 10,2 million, compared to US$ (4,0) million in 2008. During the fourth quarter of 2009, we sold our investment in a privately held company and realized a gain of US$ 10,5 million. During the third quarter of 2008, in connection with the acquisition of Corbett, we recorded a US$ 4,0 million impairment of a cost-method investment based on an assessment of the recoverability of the investment amount. Following the acquisition of Corbett, we anticipated a change in our purchasing pattern of the investee’s products, which was expected to negatively impact the forecasted financial condition of the investee. Accordingly, we believe the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicated that the recoverability of the asset through future cash flows was not considered likely enough to support the carrying value.

Income Taxes

Our provision for income taxes is based upon the estimated annual effective tax rates. Fluctuations in the distribution of pre-tax income among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. Our operating subsidiaries are exposed to effective tax rates ranging from zero up to approximately 42%.

In 2009 and 2008, our effective tax rates were 21,3% and 22,0%, respectively. In 2009, the mix of earnings was more heavily weighted in the lower tax rate jurisdictions versus higher tax rate jurisdictions in 2008. Additionally, a number of discrete events occurred during 2009 which resulted in favorable tax benefits being recognized in the income statement. These discrete events include but are not limited to post-merger internal restructuring initiated to better align our businesses which led to favorable tax benefits; sale of our Austrian business and a cost-method investment on almost an entirely tax free basis; tax planning and reductions in certain purchase-accounting-related deferred tax liabilities due to tax rate changes and step-up in tax basis. Certain of these items are non-recurring in nature and will not have a future tax rate impact.

Liquidity and Capital Resources

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2009 and 2008, we had cash and cash equivalents of US$ 827,3 million and US$ 334,9 million, respectively. We also had short-term investments of US$ 40,0 million at December 31, 2009. Cash and cash equivalents are primarily held in U.S. dollars, euros and Australian dollars, other than those cash balances maintained in the local currency

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of subsidiaries to meet local working capital needs. At December 31, 2009, cash and cash equivalents had increased by US$ 492,4 million from December 31, 2008, primarily due to cash provided by operating activities of US$ 244,8 million and financing activities of US$ 622,3 million, offset by cash used in investing activities of US$ 362,6 million. As of December 31, 2009 and 2008, we had working capital of US$ 938,5 million and US$ 421,7 million, respectively

Cash Flows from Operating Activities

For the years ended December 31, 2009 and 2008, we generated net cash from operating activities of US$ 244,8 million and US$ 207,8 million, respectively. Cash provided by operating activities increased in 2009 compared to 2008 primarily due to increases in net income, depreciation and amortization. The increase in net income is primarily attributable to our 2009 sales growth, while the increase in depreciation and amortization is primarily due to our new acquisitions. The increase in accrued and other liabilities reflects higher accruals as a result of our growth, such as accrued payroll and royalties. The increase in inventories in 2009 primarily reflects our new product introductions along with increases related to safety stock in order to minimize potential challenges in abilities to supply. Because we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technological advances of competitors would have a negative impact on our liquidity.

Cash Flows from Investing Activities

Approximately US$ 362,6 million of cash was used in investing activities during 2009, compared to US$ 242,1 million during 2008. Investing activities during 2009 consisted principally of cash paid for purchases of property and equipment and intangible assets as well as cash paid for acquisitions. During 2009, cash paid for acquisitions, net of cash acquired totaled US$ 234,7 million and includes cash paid for acquisitions made in 2009 as well as milestone payments from previous acquisitions. In September 2009, we acquired DxS Ltd., a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom, for an upfront purchase price of US$ 94,5 million in cash and potential future milestone payments. Additionally, in August 2009, we acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. In December 2009, we acquired SABiosciences, located in Frederick, Maryland for US$ 97,6 million in cash subject to customary adjustment. Investing activities during 2008 consisted principally of purchases of property and equipment, intangibles and cash paid for acquisitions as well as a loan to Dx Assay Pte Ltd, our new joint venture in Singapore, partially offset by the sale of marketable securities.

In connection with certain acquisitions, we could be required to make additional contingent cash payments totalling up to US$ 106,2 million based on the achievement of certain revenue and operating results milestones as follows: US$ 18,6 million in 2010, US$ 16,5 million in 2011, US$16,2 million in 2012 and US$ 54,9 million payable in any 12 month period from now until 2014 if certain criteria are met. Of the US$ 106,2 million total contingent obligation, approximately US$ 40,8 million is accrued as of December 31, 2009.

In January 2009, we purchased land adjacent to our facility in Hilden, Germany for EUR 2,5 million (approximately US$ 3,2 million) and in August 2009 began the construction to further expand the German facilities for research and development and production space. In addition, we are planning for expansions

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at our Germantown, Maryland facility for production and administrative space, construction on which is expected to begin in June 2010. These expansion projects are expected to continue into 2012 at an estimated total cost of approximately US$ 93,9 million. We anticipate that we will be able to fund such expansions with cash generated by our operating activities.

We changed the Cash Flow disclosure with regard to IAS 7 in comparison to the prior year. Depreciation and impairment of capitalized development costs are part of the reconciliation to Cash Flow from operating activities, additions to intangible assets resulting from capitalization of development costs are shown in Cash Flow from investing activities. The comparative amounts are reclassified accordingly.

Cash Flows from Financing Activities

Financing activities provided US$ 622,3 million in cash for the year ended December 31, 2009, compared to US$ 10,0 million for 2008. Cash provided during 2009 was primarily due to the sale of 31,625 million common shares, including 4,125 million common shares upon exercise of the underwriters’ over-allotment option, in September 2009. After deducting the underwriting discounts, commissions and the offering expenses net of tax, the total net proceeds from the offering were US$ 623,6 million. We intend to use the net proceeds of this offering to fund acquisitions, including our September 2009 acquisition of DxS Ltd. and our December 2009 acquisition of SABiosciences, to strengthen our balance sheet and for general corporate purposes.

We have credit lines totalling US$ 183,7 million at variable interest rates, an insignificant amount of which was utilized as of December 31, 2009. We also have finance lease obligations, including interest, in the aggregate amount of US$ 38,9 million, and carry US$ 920,0 million of long-term debt, of which US$ 50,0 million is current as of December 31, 2009.

In July 2007, we signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the syndication agreement. The lenders made available to us an aggregate amount of US$ 750,0 million in the form of (1) a US$ 500,0 million term loan, (2) a US$ 100,0 million bridge loan, and (3) a US$ 150,0 million revolving credit facility. Under the agreement, the US$ 500,0 million term loan will mature in July 2012 with an amortization schedule commenced July 2009. The US$ 150,0 million revolving credit facility will also expire in July 2012. The US$ 100,0 million bridge loan was utilized and repaid within the third quarter of 2007. We used the proceeds of the term loan and the bridge loan to pay the cash component of the Digene acquisition consideration and the fees and expenses of the Digene offer and the merger. The revolving credit facility is available for general corporate purposes. The interest due on the US$ 500,0 million term loan and the US$ 150,0 million currently undrawn revolving credit facility is tied to the LIBOR benchmark and therefore variable. A US$ 200,0 million portion of the US$ 500,0 million term loan has been swapped into a fixed interest rate.

In August 2004, the Company completed the sale of US$ 150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 12,6449 per share, subject to adjustment. In November 2008, the Company issued 395.417 common shares upon the

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exercise of a portion of the subscription rights in connection with the conversion of US$ 5,0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2009, was approximately US$ 262,5 million (December 31, 2008: US$ 206,4 million). The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,5 million shares of common stock for issuance in the event of conversion.

In May 2006, the Company completed the sale of US$ 300,0 million principal amount of 3,25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15,0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 20,00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2009, was approximately US$ 387,3 million (December 31, 2008: US$ 276,1 million). The effective interest rate of the Notes amounts to 7,3%. The Company has reserved 15,0 million of common stock for issuance in the event of conversion.

We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our equity compensation plans and that the market performance of our stock will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments or the issuance of additional equity or debt financing.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, the global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. The availability of debt financing has also been negatively impacted by the global credit crisis. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Employees

As of December 31, 2009, we employed 3.495 individuals, 20% of whom worked in research and development, 36% in sales, 24% in production/logistics, 7% in marketing and 13% in administration.

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	Americas	Europe	Asia	Rest of World	Total
Sales	497	435	282	37	1.251
Production	265	450	82	53	850
Research and Development	185	464	29	20	698
Administration	140	235	71	17	463
Marketing	64	128	38	3	233

Employees	1.151	1.712	502	130	3.495

At December 31, 2008, we employed 3.041 individuals. None of our employees is represented by a labour union or subject to a collective bargaining agreement. Management believes that its relations with employees are good.

Our success depends, to a significant extent, on key members of our management and our scientific staff. The loss of such employees could have a material adverse effect on QIAGEN. Our ability to recruit and retain qualified skilled personnel to perform future research and development work will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to acquire such personnel or develop such expertise could have a material adverse impact on our operations.

Compensation of Directors and Officers

Reference is made to the disclosures in the Corporate Governance Report.

Research and Development

By focusing our resources on our core expertise “Sample & Assay Technologies” and due to the size of the markets for products that utilize this core expertise, we can invest more in research and development on our core application area than we believe is typical in our industry. Approximately 700 employees in research and development, who work in six centers of excellence on three different continents, constantly develop new applications that push the frontiers of science further. Our investment in research and development accounts for about 10% of our sales. Our total research and development expenses in 2009 and 2008 were approximately US$ 101,0 million and US$ 73,9 million, respectively. We have fast, proven innovation cycles, with approximately five percent of 2009 revenue growth stemming from new products launched in 2009. Our comprehensive intellectual property portfolio spans over 700 granted patents and more than 800 pending applications.

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in

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instrumentation will strengthen our leadership position in the automation of sample and assay technology applications and generate an increased demand for our consumable products.

Risks Related to Our Business and Risk Management

The Company has identified various risk factors for its business which are set forth in detail below. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are presented in detail in the Corporate Governance Report.

Risks Related to Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net sales increasing from US$ 398,4 million in 2005 to US$ 1.009,8 million in 2009. We have made several acquisitions, including our recent acquisitions of SABiosciences in December 2009, DxS Ltd. in September 2009, Corbett Life Science Pty. Ltd., or Corbett, in July 2008 and Digene Corporation, or Digene, in July 2007, and may acquire additional businesses in the future. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

In January 2009, we purchased land adjacent to our facility in Germany and in August 2009 began to expand the German facilities for research and development on this new land as well as expand our production space on previously owned land adjacent to existing buildings. This expansion project is expected to continue through 2011. In addition, we are planning for expansions at our Germantown, Maryland facility for research, production and administrative space, construction on which is expected to begin in 2010 and continue into 2012. Such expansions increase fixed costs. These higher fixed costs will continue to be a cost of operations in the future, and until we fully utilize the additional capacity of these planned facilities, our gross profit and operating income will be negatively impacted. We also continue to upgrade our operating and financial systems and expand the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future

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expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

Our acquisitions expose us to new risks, and we may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired and integrated a number of companies, including our acquisitions of DxS Ltd. in September 2009, Explera s.r.l in August 2009, SABiosciences in December 2009, all assets of Biosystems Business from Biotage AB in October 2008, Corbett in July 2008 and Digene in July 2007, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned operations. Acquisitions, including the acquisitions referenced in the previous sentence, expose us to new operating and other risks, including the risks associated with the:

•	assimilation of new products, technologies, operations, sites and personnel;

•	application for and achievement of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	generation of revenues to offset associated acquisition costs;

•	implementation and maintenance of uniform standards and effective controls and procedures;

•	maintenance of relationships with employees and customers and integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	amortization or impairment of acquired intangible assets or potential businesses; and

•	exposure to liabilities of and claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

Our continued growth is dependent on the development and success of new products.

Rapid technological change and frequent new product introductions are typical in the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, or such products suffer significant delays in development or are not accepted in the market, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise have an adverse effect on our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in our markets or that our new products will adequately meet the requirements of the marketplace, achieve

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market acceptance or compete successfully with competitive technologies. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the new product relative to competitive products;

•	opinions of the new products’ utility;

•	citation of the new product in published research;

•	regulatory trends and approvals; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Global economic conditions could adversely affect our business, results of operations and financial condition.

Our results of operations could be materially affected by general conditions in the global economy and in the global financial markets. The global financial crisis has caused extreme volatility and disruptions in the capital and credit markets. Therefore, access to financing has been adversely affected for many businesses. A severe or prolonged economic downturn could result in a variety of risks to our business, including, for our business in particular, reductions or delays in planned improvements to the healthcare systems and research funding, or cost-containment efforts by governments and private organizations that could lead to a reduction in future revenues, operating income and cash from operations and furthermore, as is the case for most other businesses, the following risks:

•

severely limited access to financing over an extended period of time, which may limit our ability to fund our growth strategy, could result in a need to delay capital expenditures, acquisitions or research and development projects;

•

further failures of currently solvent financial institutions, which may cause losses from our short-term cash investments or our hedging transactions due to a counterparty’s inability to fulfil its payment obligations

•	inability to refinance existing debt at competitive rates, reasonable terms or sufficient amounts; and

•	increased volatility or adverse movements in foreign currency exchange rates.

We depend on patents and proprietary rights that may fail to protect our business.

Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2009, we owned 149 issued patents in the United States, 107 issued patents in Germany and 527 issued patents in other major industrialized countries. In addition, at December 31, 2009, we had 843 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies, including our company, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and

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publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted hereunder will provide us competitive advantages. Further, as issued patents expire, we may lose some competitive advantage as others develop competing products and as a result, we may lose revenue.

A significant portion of Human Papillomavirus, or HPV, -related intellectual property is in the public domain, while additional HPV-related intellectual property is subject to our patents some of which will begin to expire in the next few years or are licensed to us on a non-exclusive basis. As a result, other companies have developed or may develop HPV detection tests.

Certain of our products incorporate patents and technologies that are licensed from third parties and for certain products, these in-licensed patents together with other patents provide us with a competitive advantage. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license, and as a result, we may lose some competitive advantage and experience a loss of revenue.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

Our concentration of a large amount of revenues in a single product and a small number of customers for that product increases our dependence on that product’s success, our reliance on our relationship with each of those customers, and our reliance on a diversification strategy.

We believe that revenue from sales of our HPV test product may represent as much as 30% of our total revenues. While the ultimate decision to order that test is made by the patient in consultation with her physician, the test is performed by reference laboratories. At present, sales to a limited number of reference laboratories account for the majority of our revenues for that product. A significant reduction in sales of this product may have a significant adverse impact on our earnings. In times of economic hardship or high unemployment, patients may decide to forego or delay routine tests. Further, the cost of HPV testing is reimbursed to the reference laboratories by insurance providers and healthcare maintenance organizations. If these insurance companies decide to limit the availability of payments for our test to their members, it could have a significant adverse impact on our revenues. It is possible that our dependence on revenues from this product and those customers will continue in the future. If, going

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forward, we fail to diversify our product line and customer base for this product, we will continue to be at risk that the loss or under-performance of a single product or customer may materially affect our earnings.

Our sales of HPV products and our growth will also depend on continued increases in the acceptance of and the market for HPV screening by physicians and laboratories.

Our sales of HPV-related molecular diagnostic products and our ability to increase sales of HPV-related molecular diagnostic products depend upon continued and increasing acceptance by physicians and laboratories of HPV screening as a necessary part of the standard of care for cervical cancer screening and more specifically, of our HPV test products as a primary cervical cancer screening method, either alone or in conjunction with cytology-based tests (Pap tests), and the implementation of prophylactic HPV vaccinations. Pap tests have been the principal means of cervical cancer screening since the 1940s. Technological advances designed to improve quality control over sample collection and preservation and to reduce the Pap test’s susceptibility to human error may increase physician reliance on the Pap test and solidify its market position as the most widely used screen for cervical cancer. Currently, approximately 60 million Pap tests are performed annually in the United States and we believe that 60 to 100 million are performed annually in the rest of the world.

HPV testing applies a new molecular-based technology and testing approach that is different from the cytology-based (reviewing cells, for instance, under a microscope) approach of the Pap test. Significant resources are required to educate physicians and laboratories about the patient benefits that can result from using HPV test products in addition to the Pap test, and to assist laboratory customers in learning how to use our HPV test products. Using our HPV test products along with the Pap test for primary screening in the United States may be seen by some of these customers as adding unnecessary expense to the generally accepted cervical cancer screening methodology, and therefore, we continually need to provide information to counteract this impression on a case-by-case basis. If we are not successful in executing our marketing strategies, we may not be able to maintain or continue to grow our market share for HPV testing.

Direct-to-consumer awareness marketing programs, including television advertisements, are used because we believe that a well educated female population will work with their healthcare providers to increase the use of the HPV test. If we are not successful in continuing to execute this marketing program, we may not be able to maintain or continue to increase the sales of our HPV tests to the extent we desire.

We are working with physician and laboratory customers and with others to develop and establish the role HPV screening will play in addition to and in conjunction with HPV vaccination. If we are not successful in this endeavour, we may not be able to maintain or grow the market for HPV screening or maintain or increase our HPV test revenues.

We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time, we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our

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technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, the timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

Competition could reduce sales.

Our competition stems from traditional or “home-brew” methods that utilize widely available reagents and other chemicals to perform sample and assay processing steps. We are also aware that a significant number of laboratory organizations and other companies are developing and using internally developed molecular tests. These tests, in particular if approved by the U.S. Food and Drug Administration, or FDA, or similar non-U.S. regulatory authorities, might offer an alternative to our products that could limit the laboratory customer base for our products. The success of our business depends in part on the continued

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conversion of current users of such traditional methods and home brew tests to our sample and assay technologies and products. There can be no assurance; however, as to how quickly such conversion will occur, if at all.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing competitive pre-analytical and other products. The markets for certain of our products are very competitive and price sensitive. Other product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the market for pre-analytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position may suffer.

Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short-term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical and biotechnology industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the U.S. National Institutes of Health, or NIH, and similar agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development

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activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We may encounter delays in receipt, or limit in amount, of some European reimbursement approvals and public health funding, which will impact our ability to grow revenues in these markets.

Outside the U.S., third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests that involve new technology or novel diagnostic information. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on diagnostic product suppliers to reduce their prices. Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products for which we seek reimbursement to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results. As a result, outside the U.S., third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of our products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers and logistic suppliers. If overnight services are suspended or delayed and other delivery carriers and logistic suppliers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

We depend on suppliers for materials used to manufacture our products and if shipments from these suppliers are delayed or interrupted, we may be unable to manufacture our products.

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors are delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. We may be unable to continue to negotiate such collaborative arrangements on acceptable terms, and such relationships may not be scientifically or commercially successful. In addition, we may be unable to

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maintain such relationships, and our collaborative partners may pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Sweden and the United States, and our instrumentation facilities are located in Switzerland and Australia. We also have established sales subsidiaries in numerous countries including the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, the Netherlands, Sweden, Italy, Hong Kong, Singapore, Turkey, Korea, Malaysia, China, Spain, Brazil and Mexico. In addition, our products are sold through independent distributors serving more than 40 other countries. Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources, and if we fail to coordinate and manage these activities effectively, our business will be adversely affected. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our subsidiaries in the Americas, Europe, Australia and Japan.

Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

Recently, we have expanded our business into emerging markets in Asia and South America, and we expect to continue to focus on expanding our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including those arising out of the economy, political outlook and language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, exchange controls, unstable governments, and privatization or other government actions affecting the flow of goods and currency. In conducting our business, we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

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Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve increased exposure to such practices. Our activities in these countries creates the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees and distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of the Managing Directors and our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise by existing personnel could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	marketing, sales and customer support efforts;

•	research and development activities;

•	expansion of our facilities;

•	consummation of possible future acquisitions of technologies, products or businesses;

•	demand for our products and services; and

•	repayment or refinancing of debt.

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We currently anticipate that our short-term capital requirements will be satisfied by our results of operations. However, as of December 31, 2009, we had outstanding loan facilities of approximately US$ 475,0 million, of which US$ 50,0 million will become due in July 2010, US$ 75,0 million will become due in July 2011, and US$ 350,0 million will become due in July 2012. As of December 31, 2009, we also had additional long-term debt obligations of US$ 445,0 million, of which US$ 145,0 million will become due in July 2011 and US$ 300,0 million will become due in November 2012. Furthermore, as of December 31, 2009, we have finance lease obligations, including the current portion, of US$ 31,0 million, that expire in various years through 2018. We currently do not foresee that this will happen, but if at some point in time our existing resources should be insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. Such additional funds may then not be available or, if available, not on terms acceptable to us. If adequate funds are then not available, we may have to reduce or delay expenditures for research and development, production, marketing, capital expenditures and/or acquisitions, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

An impairment of goodwill and intangible assets could reduce our earnings.

At December 31, 2009, our consolidated balance sheet reflected approximately US$ 1,3 billion of goodwill and approximately US$ 874,4 million of intangible assets. Goodwill is recorded when the purchase price of a business exceeds the fair market value of the tangible and separately measurable intangible net assets. IFRS generally requires us to test goodwill for impairment on an annual basis or when events or circumstances occur indicating that goodwill might be impaired. Long-lived assets, such as intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we determine that any of our goodwill or intangible assets were impaired, we would be required to take an immediate charge to earnings.

Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long-term benefits from these strategic investments.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value, relative to the U.S. dollar, of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the

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period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness could, among other things:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and generate revenue there from.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered,” such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries around the world. Sales volumes of certain products in development may be dependent on commercial sales by us or

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by purchasers of our diagnostic and pharmaceutical products, which will require pre-clinical studies, clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the FDA, international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain products, especially our products intended for use in in vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications must be compliant with this directive. In addition to high-risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), and nucleic acid purification products, which are used in diagnostic workflows, are affected by this regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments.

Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

Several of our key products and programs are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act, and we plan to apply for FDA clearance on medical devices for additional products or programs in the future. Governmental bodies in other countries also have medical device approval regulations which are becoming more extensive. Such regulations govern the majority of the commercial activities including the indications for which these products can be used, product development, product testing, product labeling, product storage, use of these products with other products and the manufacturing, advertising and promotion of these products for the approved indications. Compliance with these regulations is expensive and time-consuming. Certain of our HPV test products were the first to obtain approval for regulated applications for HPV testing in the United States and in many countries in Europe, which adds to our expense and increases the degree of regulatory review and oversight. The expense of submitting regulatory approval applications in multiple countries as compared to our available resources will impact the decisions we make about entering new markets.

Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or pre-market approval from the FDA prior to marketing the device for in vitro diagnostic use. Clinical trials related to our regulatory submissions take years to execute and are a significant expense. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The pre-market approval pathway is much more costly, lengthy and uncertain and can take from one to three years, or even longer. It took more than four years to receive pre-market approval to offer our current generation HPV test product to test for the presence of HPV in women with equivocal Pap test results and pre-market approval to use our HPV test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap test for women age 30 and older. The regulatory time span increases our costs to develop new products and increases the risk that we will not succeed in introducing or selling new products in the United States.

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Our cleared or approved devices, including our diagnostic tests and related equipment, are subject to numerous post-approval requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA determines that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as fines, injunctions and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production, denial of our requests for 510(k) clearance or pre-market approval of product candidates, withdrawal of 510(k) clearance or pre-market approval already granted and criminal prosecution. Any enforcement action by the FDA may affect our ability to commercially distribute these products in the United States.

We do not promote certain kits for clinical diagnostic use in the United States but market them for research use only—not for diagnostic use. If the FDA were to disagree with our designation of a product as a research use only product, we could be forced to stop selling that kit until the appropriate regulatory clearance or approval is obtained

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third-party payors are increasingly seeking to contain healthcare costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, our company, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, product liability claims may be brought against us in the future. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for us. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

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Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company (naamloze vennootschap), and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Common Shares. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Our Common Shares may have a volatile public trading price.

The market price of our Common Shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the last two fiscal years, the price of our Common Shares has ranged from a high of US$ 23,58 to a low of US$ 12,52 on the Nasdaq, and a high of EUR 15,98 to a low of EUR 10,04 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of our Common Shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences-related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our Common Shares.

Holders of our Common Shares will not receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our Common Shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our Common Shares if they are seeking dividend income; the only return that may be realized through investing in our Common Shares is through the appreciation in value of such shares.

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Future sales of our Common Shares could adversely affect our stock price.

Future sales of substantial amounts of our Common Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Shares. Under Dutch law, a company can issue shares up to its authorized share capital provided for in its articles of association. Pursuant to our Articles of Association, our authorized share capital amounts to EUR 9,0 million, divided into 410,0 million Common Shares, 40,0 million financing preference shares and 450,0 million preference shares, with all shares having a EUR 0,01 par value. As of December 31, 2009, we had outstanding approximately 232,1 million Common Shares plus approximately 11,3 million additional shares reserved for issuance upon exercise or release of outstanding stock options and awards, of which 7,4 million were vested. A total of approximately 15,9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2009, including those shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26,5 million Common Shares, subject to adjustments in certain cases.

Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our Managing and Supervisory Directors against their wishes with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. The Articles also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast if such votes represent more than 50% of our issued share capital. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our general meeting of shareholders on June 16, 2004, our Supervisory Board is entitled to resolve to issue preference shares in case of an intended take-over of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN, or the Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the

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QIAGEN N.V.

Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

United States civil liabilities may not be enforceable against us.

We are incorporated under Dutch law and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards and our officers reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the United States judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in the Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in the Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, or officers who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, or our officers in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands against us or such members or officers, respectively.

Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21. 2004, on takeover bids

Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

As of December 31, 2009, we had outstanding approximately 232,1 million Common Shares plus approximately 11,3 million additional shares reserved for issuance upon exercise or release of

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outstanding stock options and awards, of which 7,4 million were vested. A total of approximately 15,9 million Common Shares are reserved and available for issuances under our stock plans as of December 31, 2009, including those shares subject to outstanding stock options and awards. The majority of our outstanding Common Shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26,5 million Common Shares, subject to adjustments in certain cases.

Restrictions on the transfer of securities

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the share register. At the discretion of the Supervisory Board, Type I shares may be issued and the holders of such Type I shares will be registered in the shareholders register of QIAGEN with TMF Management B.V. in Amsterdam, The Netherlands. The Type II shares are registered with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Significant direct and indirect shareholdings

The following table sets forth certain information as of December 31, 2009, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number 2)	Percent Ownership 1)
FMR LLC, United States	29.296.616	12,62%

(1)	The percentage ownership was calculated based on 232.074.445 Common Shares issued and outstanding as of December 31, 2009.

(2)

Of the 29.296.616 shares attributed to FMR LLC, it has sole voting power over 9.028.362 shares and sole dispositive power over all 29.296.616 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR LLC, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR LLC. This information is based solely on the Schedule 13G filed jointly by FMR LLC, Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 16, 2010, which reported ownership as of December 31, 2009. FMR Corp. reported that it beneficially

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QIAGEN N.V.

owned 23.079.319 shares representing 11,67% of the total Common Shares issued and outstanding at December 31, 2008.

Our common stock is traded on the NASDAQ Global Select Market in the United States, and on the Prime Standard Segment of the Frankfurt Stock Exchange in Germany. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns. As of January 25, 2010, there were 181 shareholders of record of our common shares.

Holders of any securities with special control rights

Not applicable.

System of control of any employee share scheme where the control rights are not exercised directly by the employees

Not applicable.

Restrictions on voting rights

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights

Not applicable.

Rules governing the appointment and replacement of board members and the amendment of the articles of association

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be

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entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting. Under Dutch law and the Dutch Corporate Governance Code, a Supervisory Director must excuse him or herself in the case of any conflict of interest. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies in the board of directors of a corporation.

The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

Powers of board members and in particular the power to issue or buy back shares

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations, for managing the risks associated with the activities of QIAGEN and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities

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of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to (i) issue Common Shares up to its presently authorized capital of 410 million, (ii) issue Financing Preference Shares up to its presently authorized capital of 40 million (iii) grant rights to subscribe for such Common Shares and Financing Preference Shares and (iv) exclude or limit the pre-emptive rights of existing shareholders relating to up to 50% of the number of Common Shares to be issued or rights to subscribe for Common Shares.

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 24, 2009, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, up to 10% of the outstanding shares, for an 18-month period from June 24, 2009 until December 24, 2010, without limitation at a price between one Euro cent (Euro 0,01) and one hundred ten percent (110%) of the price for such shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase, or, with respect to Preference and Finance Preference shares, against a price between one Euro cent (Euro 0,01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

Significant agreements to which the Company is a party and which take effect, alter or terminate upon a change of control of the Company following a takeover bid

Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our Common Shares by issuing preference shares. Pursuant to our Articles and the resolution adopted by our General Meeting on June 16, 2004, QIAGEN’s Supervisory Board is entitled to resolve to issue Preference Shares in case of an intended take-over of our Company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares.

In 2004, we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding Common Shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the

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Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two year period lapses.

During 2005, we adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock-based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 22.000.000 Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. Options granted to members of the Supervisory Board and the Managing Board must have an exercise price that is higher than the market price at the time of grant. Generally, each of the options has a term of ten years, subject to earlier termination in the event of death, disability or other termination of employment.

The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board.

The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2009, the commitment under these agreements totaled US$ 18,9 million.

Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid

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The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. There are no arrangements for any extra compensation in case of resignation or redundancy.

The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board.

Certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2009, the commitment under these agreements totaled US$ 18,9 million

Subsequent Events

Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2009, that would have a material impact on the financial statements as presented.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleges that DxS is preparing to terminate the parties’ Distributor Agreement without good cause and that DxS’ termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities and goodwill and damage to Roche’s reputation. In connection with its lawsuit, Roche has also filed a motion for preliminary injunction in which it asks the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. DxS filed its opposition to Roche’s motion on March 5, 2010, and the hearing on the motion is scheduled for June 21, 2010. Given the early stage of this litigation, QIAGEN cannot predict the likely outcome and intends to vigorously pursue this matter.

Outlook

From our inception, we have believed that sample and assay technologies for nucleic acids and proteins would play an increasingly important role in cutting-edge molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories, such as the NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental developments in recent years have created significant new opportunities for us in the emerging markets of nucleic acid-based molecular diagnostics, such as HPV-testing or personalized healthcare, and applied testing (or the use of molecular diagnostics outside of human healthcare), such as forensics, veterinary diagnostics, testing of genetically modified organism, or GMO, and other food testing, drug discovery and development. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

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QIAGEN N.V.

Seasonality

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the NIH and similar agencies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the U.S. federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

Research Market

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45.000 academic and industrial research laboratories with more than 400.000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor intensive, manual methods for nucleic acid separation and purification, and we estimate that 15 percent of all molecular biology research time is spent on such processes. We recognized the opportunity to replace the traditional methods with reliable, fast, highly reproducible, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to newer technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds US$ 1 billion, as the majority of the market currently uses traditional methodology. In addition, we believe that an additional US$ 800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for assay technologies such as PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005, we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering. Finally, during 2008, through our acquisition of Corbett, we acquired the world’s first rotary real-time PCR cycler system, the Roto-Gene Q, a system used to detect real-time PCR reactions which make specific sequences of DNA and RNA targets visible through amplification and quantifiable through real-time measurement of such amplification. The addition of this proprietary PCR detection technology extends our molecular testing solution portfolio and enhances our options to offer sample and assay technology solutions spanning from sample to result.

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Molecular Diagnostics Market

We believe that the molecular diagnostics market represents a significant market for nucleic acid sample and assay technology products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic acid-based molecular diagnostics feasible. Molecular diagnostics have fundamental advantages over traditional diagnostic technologies, such as immunoassays, in potential applications and clinical specificity and sensitivity.

This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria and viruses by searching for their specific nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and either the sequence in the sample must be amplified (target amplification) or the signal from the DNA must be amplified (signal amplification) to facilitate detection. Potential commercial applications for nucleic acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

We believe clinical sensitivity and specificity can be greatly enhanced by using nucleic acid-based information. In many cases, conventional diagnostic tests also lack the clinical sensitivity and specificity to provide definitive diagnoses during the early stages of disease. Clinical sensitivity is typically regarded as the measure of a test’s ability to accurately detect the presence of disease. A false negative test result can lead to providing a negative or normal diagnosis to a patient who has the disease. Clinical specificity is typically regarded as the measure of a test’s ability to correctly identify the absence of disease when it is not present. A false positive test result can lead to providing a positive or abnormal diagnosis to a patient who does not have disease.

For detection of HPV, we sell our products in the United States primarily for the two FDA-approved indications: adjunctive primary screening with a Pap test for women age 30 and older, and follow-up testing of equivocal Pap test results in women of any age. In Europe and the rest of the world, HPV testing is in varying stages of research and adoption, with most use limited to follow-up for equivocal Pap tests. We are aware of an increasing number of clinical trials being conducted to explore the use of HPV testing for primary screening, both with a Pap test or as a stand-alone primary screen, as well as for proof of clearance or cure after treatment for diagnosed cervical disease or cancer.

The success of molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, reliability and standardization of the nucleic acid separation and purification procedures. Our automated systems series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic projects, and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open assay technologies, such as real-time PCR or endpoint PCR, contain PCR reagents. Closed assays, diagnostics with predefined targets, include Multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in 2005, we acquired artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits.

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The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

We view the molecular diagnostics market as having 4 key submarkets: Prevention, Profiling, Personalized Healthcare and Point-of-Need. Molecular diagnostics in the Prevention submarket are typically used in disease screening in non-symptomatic patients, such as HPV testing in primary cervical cancer screening. In the Profiling submarket, diagnostics are typically used to screen symptomatic patients for disease, such as the use of our flu testing solutions in patients presenting flu-like symptoms. In Personalized Healthcare, diagnostics are used in order to stratify the population to determine which patients are most likely to respond positively to a particular therapy, such as KRAS testing in conjunction with anti-body linked chemotherapies for the treatment of colorectal cancer. Finally, the Point-of-Need diagnostics are used in practices, emergency rooms, remote field areas, and other settings where a laboratory infrastructure is not accessible and fast turnaround is required.

We expect molecular diagnostic tests at large to create a fundamental shift in both the practice of medicine and the economics of the diagnostics industry. Molecular-based diagnostic tests are expected to create an increased emphasis on preventative and predictive molecular medicine. In the Personalized Healthcare segment, physicians will be able to use these tests for the early detection of disease and to treat patients on a personalized basis, allowing them to select the most effective therapy with the fewest side effects. In addition, the relatively straight-forward format and significant automation capabilities of our tests allow ease of laboratory use, reducing overall processing costs. Additionally, the relatively straightforward format and fast turnaround time of molecular tests allows for near patient testing in the Point-of-Need diagnostics segment.

Applied Testing Market

We believe that emerging applied testing markets (which we define as the molecular diagnostics market outside of human healthcare), such as forensics, veterinary and food, offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bioterrorism risks, have increased the value of the use of molecular-based methods. These methods are performed by well trained researchers in fully equipped laboratories as well as by less trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on QIAsymphony, BioRobot EZ1, BioSprint 15 and 96, as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets, such as veterinary diagnostics and biodefense laboratories.

Venlo, The Netherlands, April 2010

Peer M. Schatz
Chief Executive Officer

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Corporate Governance Report

This section contains an overview of QIAGEN’s corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code (the “Code”).

The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, the Netherlands. The Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization to these new rules.

Corporate Structure

QIAGEN is a public company with limited liability (naamloze vennootschap) incorporated under Dutch law similar to a ‘Corporation’ (Inc.) in the United States. QIAGEN has a two-tiered board structure. QIAGEN is managed by a Managing Board, which is supervised and advised by a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the general meeting of shareholders (“General Meeting”) and the external auditor in a well-functioning system of checks and balances.

Managing Board

The Managing Board is responsible for the management and the general affairs of QIAGEN as well as defining and achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

Composition and appointment

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors of QIAGEN.

Currently, our Managing Board consist of the following individuals:

Name	Age*	Position
Peer M. Schatz	44	Managing Director, Chief Executive Officer

Roland Sackers	41	Managing Director, Chief Financial Officer

Dr. Joachim Schorr	49	Managing Director, Senior Vice President, Research and Development

Bernd Uder	52	Managing Director, Senior Vice President, Global Sales

*	As of January 25, 2010

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The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Members of the Managing Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may at any time suspend (but not dismiss) a member of the Managing Board.

Conflicts of interest

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2009.

Remuneration

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, which has been drafted taking into account the principles and best practice provisions of the Code, be determined by the Supervisory Board, on a proposal by its Compensation Committee. The current Remuneration Policy was adopted by the General Meeting on June 14, 2005.

The remuneration granted to the members of the Managing Board in 2009 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Managing Board members’ commitment to QIAGEN and its objectives.

Annual Compensation for the year ended December 31, 2009	Fixed Salary US$	Variable Cash Bonus US$	Other (1) US$	Total US$
Managing Board:
Peer M. Schatz	1.220.000	673.000	1.000	1.894.000
Roland Sackers	520.000	315.000	41.000	876.000
Dr. Joachim Schorr	348.000	184.000	23.000	555.000
Bernd Uder	348.000	183.000	14.000	545.000

(1)	Amounts include, among others, inventor bonus and relocation costs. We also occasionally reimburse our Managing Directors’ personal expenses related to attending out-of-town meetings but not directly related to their attendance. The value of such reimbursed personal expenses is reported above as “other”. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed US$ 10.000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

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Long-Term Compensation for the year ended December 31, 2009	Defined contribution on benefit plan US$	Stock options	Restricted stock units
Managing Board:
Peer M. Schatz	81.000	122.521	393.847
Roland Sackers	73.000	40.115	128.949
Dr. Joachim Schorr	26.000	19.088	61.360
Bernd Uder	48.000	18.168	58.403

Further details on the composition of the remuneration of the Managing Board, and the implementation of the Remuneration Policy during the fiscal year 2009 are disclosed in the Remuneration Report of the Compensation Committee as published on the Company’s website at www.qiagen.com.

Supervisory Board

General

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and strategy and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In 2009, the Supervisory Board had five (5) regular meetings which were held with the attendance of the Managing Board, while certain agenda items were discussed exclusively between the Supervisory Board members. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Composition and appointment

The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient.

Currently, the Supervisory Board consist of the following members:

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Name	Age	Position
Prof. Dr. Detlev H. Riesner	68	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee

Dr. Werner Brandt	56	Supervisory Director and Chairman of the Audit Committee

Dr. Metin Colpan	54	Supervisory Director

Erik Hornnaess	72	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Compensation Committee, Member of the Audit Committee and Member of the Selection and Appointment Committee

Prof. Dr. Manfred Karobath	68	Supervisory Director and Member of the Compensation Committee

Heino von Prondzynski	60	Supervisory Director and Member of the Audit Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Professor Dr. Detlev H. Riesner, 68, is a co-founder of the Company. He has been a member of the Supervisory Board since 1996 and was appointed Chairman of the Supervisory Board in 1999, and in 2005, he was also appointed Chairman of the Selection and Appointment Committee. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980 and retired in 2006. He has held the position of Dean of the Science Faculty (1991-92), Vice President of the University (Research) (1996-99) and Director of Technology (1999-2006). In 2007, he became a member of the University’s board of trustees. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with postgraduate work at Princeton University. Professor Riesner is either a member of the Supervisory Board or a director of AC Immune S.A., Lausanne, Spinal Cord Therapeutics (former Neuraxo) GmbH, Erkrath, Evocatal GmbH, Düsseldorf and DRK Blutspendedienst West, gGMBH, Hagen. His memberships in the advisory boards of NewLab Bioquality AG and Direvo AG ended when the companies were sold in 2006. Professor Riesner is also a member of the scientific advisory boards of the Friedrich-Loeffler-Institut, Isle of Riems, PrioNet, Canada, and Alberta Prion Research Institute, Canada.

Dr. Werner Brandt, 56, joined the Company’s Supervisory Board in 2007. In the same year, he was appointed Chairman of the Audit Committee. Dr. Brandt has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the Managing Board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the Supervisory Boards of Deutsche Lufthansa AG and Heidelberger Druckmaschinen AG.

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Dr. Metin Colpan, 54, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan has been a member of the Supervisory Board since 2004. Dr. Colpan obtained his Ph.D. and M.S. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a Supervisory Board member of GenPat77 Pharmacogenetics AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the Supervisory Board of Ingenium Pharmaceuticals AG in Munich, Germany and until 2009 a member of the Supervisory Board of GPC Biotech AG.

Erik Hornnaess, 72, has been a member of the Supervisory Board since 1998. He joined the Audit Committee in 2002, the Compensation Committee in 2005 and the Selection and Appointment Committee in 2007. He was appointed Deputy Chairman of the Supervisory Board in 2007. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 68, has been a member of the Supervisory Board since 2000 and joined the Compensation Committee in 2005. Prof. Dr. Karobath studied medicine, and from 1967 to 1980, he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became Professor of Biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers.

Heino von Prondzynski, 60, joined the Company’s Supervisory Board as well as the Audit Committee in 2007. Mr. von Prondzynski retired in 2005 from Roche where he served as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. von Prondzynski is a director of Koninklijke Philips Electronics NV, Epigenomics, CARIDIAN BCT and Hospira, Inc.

Professor Dr. jur. Carsten P. Claussen, 82, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and

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Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. He is Chairman of the Board of Flossbach & v. Storch Vermögensmanagement AG, Cologne and WAS Worldwide Analytical Systems AG, Kleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Conflicts of interest

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Supervisory Board require the approval of the Supervisory Board plenum. In 2009, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

Committees

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment (Nomination) Committee from among its members and can establish other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operate. These charters are published on QIAGEN’s website (www.qiagen.com).

Audit Committee

Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal risk management, control and compliance systems, be directly responsible for the proposal of the external auditor to the Supervisory Board which proposes the appointment of the external auditor to the General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and to provide an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. QIAGEN’s internal audit department operates under the direct responsibility of the Audit Committee. The Audit Committee currently consists of three members: Dr. Brandt (Chairman), Mr. von Prondzynski, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Brandt as a “financial expert” as that term is defined in the provision III.3.2 and III.5.7 of the Code. The Audit Committee met seven (7) times in fiscal year 2009, whereof one meeting took place together with the external auditor and without the members of the Managing Board. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of the fees for such services. Further, it reviewed QIAGEN’s compliance with laws and policies such as the Code of Conduct; reviewed the Company’s risk management system; discussed the performance of the external auditor with management; discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor; and discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the external auditor and management and observed and discussed the development of accounting standards and their effects on QIAGEN’s financial statements. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the external auditor QIAGEN’s quarterly reports prior to their release to the press; and reviewed the quarterly and annual reports prepared under US –GAAP (reported on Forms 6-K and 20-F) to be filed with the Securities and Exchange Commission in the United States and the and the annual report prepared under IFRS. The Audit Committee performs a self-evaluation of its activities on an annual basis.

Compensation Committee

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing

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Board to be adopted by the General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

The Compensation Committee currently consists of two members: Mr. Hornnaess (Chairman) and Professor Dr. Karobath. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met thirteen (13) times in fiscal year 2009. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved equity-based remuneration systems and their application including stock rights or stock option grants on a monthly basis.

Selection and Appointment Committee

The Selection and Appointment (Nomination) Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board, including the profile of the Supervisory Board. Additionally, the Selection and Appointment Committee periodically evaluates the functioning of individual members of our Managing Board and Supervisory Board and reports the results thereof to our Supervisory Board, proposes the (re-)appointments of members of our Managing Board and Supervisory Board and supervises the policy of our Managing Board in relation to the selection and appointment criteria for senior management. The Selection and Appointment Committee prepares and submits to our Supervisory Board on an annual basis a report of its deliberations and findings.

The current members of the Selection and Appointment Committee are Professor Dr. Riesner (Chair-man) and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee did not convene in 2009. The Selection and Appointment Committee did not convene in 2009, however, in depth discussion on selection and appointment topics were held in 2 sessions of the Supervisory Board.

Remuneration

The Supervisory Board compensation for 2009 consists of fixed retainer compensation, additional retainer amounts for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

• Fee paid to each member of the Supervisory Board	€30.000

Additional compensation payable to members holding the following positions:

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• Chairman of the Supervisory Board	€20.000

• Vice Chairman of the Supervisory Board	€5.000

• Chairman of the Audit Committee	€15.000

• Chairman of the Compensation Committee	€10.000

• Fee payable to each member of the Audit Committee	€7.500

• Fee payable to each member of the Compensation Committee	€5.000

Members of the Supervisory Board also receive €1.000 for attending the Annual General Meeting and €1.000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive €1.000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed €5.000 per year.

Supervisory Board compensation as per Dec. 31, 2009	Fixed Salary US$	Chairman/ Vice- Chairman Committee US$	Meeting Attendance US$	Commitee Membership US$	Variable Cash bonus US$	Total US$
Prof. Dr. Detlev H. Riesner	42.000	28.000	15.500	—	7.000	92.500
Dr. Werner Brandt	42.000	21.000	7.000	—	7.000	77.000
Dr. Metin Colpan	42.000	—	15.500	—	7.000	64.500
Erik Hornnaess	42.000	21.000	8.500	10.500	7.000	89.000
Prof. Dr. Manfred Karobath	42.000	—	14.000	7.000	7.000	70.000
Heino von Prondzynski	42.000	—	12.500	10.500	7.000	72.000

Supervisory Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2009, the following options or other share-based compensation were granted to the members of the Supervisory Board.

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Grants for the year ended December 31, 2009	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.937	5.366
Dr. Werner Brandt	1.937	5.366
Dr. Metin Colpan	1.937	5.366
Erik Hornnaess	1.937	5.366
Prof. Dr. Manfred Karobath	1.937	5.366
Heino von Prondzynski	1.937	5.366

In 2004 QIAGEN entered into a consulting agreement with Dr. Metin Colpan, our former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan is paid a fee of EUR 2.750 per day for scientific consulting services subject to adjustment. During 2009 QIAGEN paid approximately US$ 234.000 to Dr. Colpan for scientific consulting services including travel reimbursements under this agreement. Other than that, we did not pay any agency or advisory service fees to members of the Supervisory Board.

Share Ownership

Share Ownership

The following table sets forth certain information as of January 25, 2010, concerning the ownership of Common Shares by our directors and officers. In preparing the following table, we have relied on information furnished by such persons.

Name and Country of Residence	Shares beneficially Owned (1) Number	Note	Percent Ownership (2)
Peer M. Schatz, Germany	1.609.334	(3)	0,7%
Roland Sackers, Germany	0	(4)	*
Dr. Joachim Schorr, Germany	0	(5)	*
Bernd Uder, Germany	0	(6)	*
Prof. Dr. Detlev H. Riesner, Germany	1.752.068	(7)	0,8%
Dr. Werner Brandt, Germany	800	(8)	*
Dr. Metin Colpan, Germany	4.538.703	(9)	2,0%
Erik Hornnaess, Spain	10.000	(10)	*
Professor Dr. Manfred Karobath, Austria	0	(11)	*
Heino von Prondzynski, Switzerland	0	(12)	*

*	Indicates that the person beneficially owns less than 0,5% of the Common Shares issued and outstanding as of January 25, 2010.

(1)	The number of Common Shares issued and outstanding as of January 25, 2010 was 232.093.276. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as other shareholders with respect to Common Shares.

(2)	Does not include Common Shares subject to options or awards held by such persons at January 25, 2010. See footnotes below for information regarding options now exercisable or that could become exercisable within 60 days of the date of this table.

(3)	Does not include 2.424.009 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 4,590 to US$ 22,430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

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QIAGEN N.V.

(4)	Does not include 110.815 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 16,340 to US$ 22,430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

(5)	Does not include 129.091 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 11,985 to US$ 22,430 per share. Options expire in increments during the period between 10/2011 and 2/2019.

(6)	Does not include 53.474 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 16,340 to US$ 22,430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

(7)	Does not include 81.069 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 22,430 per share. Options expire in increments during the period between 3/2011 and 2/2019. Prof. Riesner also has the option to purchase 82.302 Common Shares through Thomé Asset Management & Controlling. Includes 1.752.068 shares held by Riesner Verwaltungs GmbH, of which Professor Riesner is the sole stockholder.

(8)	Does not include 1.108 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 16,340 to US$ 22,430 per share. Options expire in increments during the period between 4/2018 and 2/2019.

(9)	Does not include 774.552 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 22,430 per share. Options expire in increments during the period between 3/2011 and 2/2019. Includes 3.738.703 shares held by CC Verwaltungs GmbH, of which Dr. Colpan is the sole stockholder and 800.000 shares held by Colpan GbR. Dr. Colpan also has the option to purchase 80.566 Common Shares through Thomé Asset Management & Controlling.

(10)	Does not include 90.402 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 22,430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

(11)	Does not include 84.402 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 6,018 to US$ 22,430 per share. Options expire in increments during the period between 3/2011 and 2/2019.

(12)	Does not include 1.108 shares issuable upon the exercise of options now exercisable or that could become exercisable within 60 days from the date of this table having exercise prices ranging from US$ 16,340 to US$ 22,430 per share. Options expire in increments during the period between 4/2018 and 2/2019.

The following table sets forth the vested and unvested options and stock awards of our officers and directors as of January 25, 2010:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)	Total Unvested Stock awards
Peer M. Schatz	2.310.614	229.447	3/2011 to 2/2019	4,590 to 22,430	843.430
Roland Sackers	86.231	62.541	3/2011 to 2/2019	16,340 to 22,430	271.706
Dr. Joachim Schorr	111.706	35.451	10/2011 to 2/2019	11,985 to 22,430	129.963
Bernd Uder	36.588	34.070	3/2011 to 2/2019	16,340 to 22,430	125.362
Prof. Dr. Detlev H. Riesner	80.424	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Dr. Werner Brandt	463	2.863	4/2018 to 2/2019	16,340 to 22,430	8.852
Dr. Metin Colpan	773.907	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Erik Hornnaess	89.757	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Prof. Dr. Manfred Karobath	83.757	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Heino von Prondzynski	463	2.863	4/2018 to 2/2019	16,340 to 22,430	8.852

Shareholders

Our shareholders exercise their voting rights through Annual and Extraordinary General Meetings. Resolutions of the General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each common share confers the right to cast one vote.

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QIAGEN N.V.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands each year, no later than six months following the end of the Company’s fiscal year. The agenda for the Annual General Meeting must contain certain matters as specified in QIAGEN’s Articles of Association and under Dutch law, including, among other things, the adoption of QIAGEN’s annual financial statements.

Additional Extraordinary General Meetings may be convened at any time by the Managing Board, the Supervisory Board or by one or more shareholders representing at least 10% of the Company’s issued share capital. Shareholders are entitled to propose items for the agenda of the General Meeting provided that they hold at least 1% of the issued share capital or the shares that they hold represent a market value of at least € 50 million. Proposals for agenda items for the General Meeting must be submitted at least 60 days prior to the date of the meeting. The notice convening a General Meeting accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the General Meeting by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions.

The Audit of Financial Reporting

The external auditor is appointed annually by the General Meeting. The Audit Committee recommends to the Supervisory Board the external auditor to be proposed for (re)appointment by the General Meeting. In addition, the Audit Committee evaluates and, where appropriate, recommends the replacement of the external auditors. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the General Meeting at which the financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts. At the Annual General Meeting in 2009 Ernst & Young Accountants was appointed as external auditor for the Company for the fiscal year 2009.

Share-Based Compensation

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made from these plans.

The Company had approximately 0,4 million common shares reserved and available for issuance under these plans at December 31, 2009.

Stock Options

During the years ended December 31, 2009 and 2008, the Company granted 491.714 stock options.

A summary of the status of the Company’s employee stock options as of December 31, 2009, and changes during the year then ended is presented below:

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QIAGEN N.V.

All Employee Options	Number of Shares	Weighted Average Contractual Term US$	Weighted Average Contractual Term US$	Aggregate Intrinsic Value in US$ thousands
Outstanding at January 1, 2009	10.274.996	14,261	—	—
Granted	491.714	16,935	—	—
Exercised	(2.241.848)	12,006	—	—
Forfeitured and cancelled	(243.303)	24,064	—	—

Outstanding at December 31, 2009	8.281.559	14,743	4,07	72.185

Exerciable at December 31, 2009	7.448.952	14,356	3,55	68.732

Vested and expected to vest at December 31, 20	8.226.536	14,721	4,04	71.946

Restricted Stock Units

Restricted stock units represent rights to receive Common Shares at a future date. There is no exercise price and the fair market value at the time of the grant is recognized rateably over the requisite vesting period, generally 10 years.

A summary of the Company’s restricted stock units as of December 31, 2009, and changes during the year are presented below:

Restricted Stock Units	Restricted Stock Units	Weighted Average Contractual Term	Aggregate Intrinsic Value in US$ thousands
Outstanding at January 1, 2009	1.908.161	—	—
Granted	1.601.504	—	—
Vested	(368.277)	—	—
Forfeitured and cancelled	(102.231)	—	—

Outstanding at December 31, 2009	3.039.157	3,43	67.864

Vested and expected to vest at December 31, 2009	2.509.591	3,36	56.039

Risk Management

The Company has identified various risk factors for its business which are set forth in detail in the Annual Report. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are as follows:

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QIAGEN N.V.

Functional Group	Risk Management Focus
Corporate Strategy	Monitoring of competitive threats to the business

Intellectual Property and Licensing	Monitoring of intellectual property infringements and recommendations to enhance the Company’s IP protection through new patents

Operations, Engineering and QA/QC	Monitoring of production risks (i.e. - contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations)

Health, Safety and Environment	Monitor safety in operations and environmental hazard risks

Sales and Business Development	Monitor demand risks

Legal	Monitor legal exposures

The senior level individuals that manage the aforementioned functional groups report either to the Chief Executive Officer or to another Executive Committee member, who, in connection with the Chief Financial Officer, make strategic determinations as to the proper risk management procedures to be employed by the Company based on their assessment of the level of these risks.

In 2008, QIAGEN has established a Compliance Committee under the leadership of the Company’s CFO in his function as Chief Compliance Officer which consists of senior level individuals from the Company’s departments of Human Resources, Internal Audit, SEC Reporting, Legal and Regulatory who inter alia, performs an assessments of the legal and regulatory risks which initiates any required corrective actions on a quarterly basis.

As a publicly listed Company in the United States, QIAGEN is subject to Sections 302 and 404 of the Sarbanes Oxley Act. The Company has enacted internal controls and procedures over its financial reporting in 2006 as described in QIAGEN’s 2009 Annual Report. In its report on its audit of the Company’s internal controls over financial reporting the independent registered public accounting firm Ernst & Young expressed the opinion that QIAGEN has maintained in all material respects effective internal control over financial reporting as of December 31, 2009, under the applied criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission.

At least once a year, the Supervisory Board will discuss the corporate strategy and the risks of the business as well as the result of the assessment by the Managing Board and the Audit Committee of the structure and operation of the internal risk management and control systems and any significant changes thereto.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct, including business principles for our employees and rules of conduct, was adopted. The Code of Conduct can be found on our website.

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QIAGEN N.V.

Anti-Takeover Measures

In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN which allows the Foundation to acquire preference shares from the Company if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in the interest of the Company and the interests of the Company’s stakeholders. No preference shares are currently outstanding.

Comply or Explain

The Company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the General Meeting. QIAGEN continues to seek ways to improve its corporate governance by measuring itself against international best practice. The Code was last amended on December 10, 2008 and can be found at www.commissiecorporategovernance.nl.

Non-application of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. Pursuant to the Decree of December 23, 2004, on the adoption of further regulations regarding the contents of the Annual Report, however, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply certain principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons therefore.

In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provisions. However, a few best practice provisions we prefer not to apply, due to the international character of our Company and to the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

1.	Best practice provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

The members of the Managing Board are appointed annually for the period beginning on the date following the General Meeting up to and including the date of the General Meeting held in the following year. The employment agreements of the Managing Directors with the Company have an indefinite term, but can be terminated with three months notice by the Managing Director and with six months notice by the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a term deviating from the term set forth in the employment agreements with the Company (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months).

2.	Best practice provision II.24 recommends that the number of granted options shall be dependent on the achievement of challenging targets specified beforehand.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s common shares is increased

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QIAGEN N.V.

above the exercise price, increasing shareholder value in that quantifiable manner is the “challenging target” that is specified target specified beforehand.

3.	Best practice provision II.2.5 recommends that shares granted to management board members without financial consideration shall be retained for a period of at least five years or until at least at the end of the employment, if this period is shorter. The number of shares to be granted shall be dependent on the achievement of clearly quantifiable and challenging targets specified beforehand.

The members of the Managing Board are granted restricted stock units from time to time. Restricted stock units represent rights to receive common shares at a future date. The number of granted restricted stock units is dependent on the achievement of pre-defined performance goals. Restricted stock units are usually structured such that 40% of a grant vest after three years, 50% after five years and the remaining 10% after ten years.

4.	Pursuant to best practice provision II.2.8 the maximum remuneration in the event of dismissal of a management board member may not exceed one year’s salary (the ‘fixed’ remuneration component). If the maximum of one year’s salary would be manifestly unreasonable for a management board member who is dismissed during his first term of office, such board member shall be eligible for a severance pay not exceeding twice the annual salary.

As explained in item 1. above (best practice provision II.1.1), the Managing Board members have, in addition to their employment agreement with the Company, entered into employment agreements with certain QIAGEN affiliates which have a term of 24 months and 36 months respectively. In case of a termination of such agreements without serious cause as defined by the applicable law, the respective affiliate would remain obliged to compensate such Managing Board member for the remaining term of his employment agreement.

5.	Best practise provision III.3.5 recommends that the supervisory board may recover from the management board members any variable remuneration awarded on the basis of incorrect financial or other data.

In order to reclaim any remuneration granted on the basis of incorrect financial data, the Supervisory Board would require a legal entitlement based on the employment agreements of the affected Managing Director. The current employment agreements with the Managing Directors, which were entered into before the recent Code changes entered into effect, do not include such so called claw back clause.

6.	Best practise provision III.3.5 recommends that a person may be appointed to the supervisory board for a maximum of three 4-year terms.

The chairman of the Supervisory Board, Prof. Riesner has been a member of the Supervisory Board of QIAGEN NV since its establishment in 1996. Further, Mr. Hornnaess served on the Supervisory Board since 1998. Prof. Riesner contributes his profound scientific expertise and excel-lent connections in the scientific community to the board profile. In addition, Mr. Hornnaess con-tributes significant value due to his long term experience in various management positions in the life science industry. Both board members have a unique inside knowledge of the Company which QIAGEN considers as highly valuable. Therefore, QIAGEN strongly supports the re-appointment of both members beyond the 12 year term as recommended by the Code.

7.	Best practice provision III.6.5 recommends that the company shall draw up regulations governing ownership of and transactions in securities by management or supervisory board members, other than securities issued by their ‘own’ company.

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QIAGEN N.V.

Since QIAGEN is a company of which the shares are currently not admitted to trading in The Netherlands we do not see a conflict with potential trades by Supervisory or Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United States regarding the ownership and transactions by Supervisory Board and Managing Board members in QIAGEN shares the compliance of which we consider sufficient.

8.	Best practice provision III.7.1 recommends that a supervisory board member may not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of its Supervisory Board as a remuneration component since its establishment. Since 2007, members of the Supervisory Board were also granted restricted stock units. This practice is in compliance with international business practice in our industry and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

9.	Best practice provision IV.1.1 recommends that a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, al-though the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

QIAGEN’s Articles of Association currently state that the General Meeting may at all times over-rule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

10.	Best practice provision IV.1.7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings.

QIAGEN does not make use of a registration date for the exercise of voting rights. All of QIAGEN´s shares are registered shares and all shareholders are welcome to a ‘General Meeting, provided that a shareholder needs to inform the Company of his intention to do so per the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the same effect as a registration date, be it that a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meet-ing to shareholders.

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code pursuant to §161 of the German Stock Corporation Law (AktG) or state the deviations recorded in the period. QIAGEN N.V. is a company organized under the laws of the Netherlands and subject to laws, rules and regulations in the Netherlands and in addition is listed at the NASDAQ. As such, QIAGEN’s compliance with the German Corporate Governance Code is dependent on such code’s compatibility with these foreign laws, rules, regulations and customs, which QIAGEN is

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QIAGEN N.V.

subject to. QIAGEN hereby declares compliance with the German Corporate Governance Code with the following exceptions:

1.	Item 3.8 paragraph 2

If the company takes out a D&O (directors’ and officers’ liability insurance) policy for the Management Board, a deductible of at least 10% of the loss up to at least the amount of one and a half times the fixed annual compensation of the Management Board member must be agreed upon. A similar deductible must be agreed upon in any D&O policy for the Supervisory Board.

QIAGEN’s D&O insurance policy provides for a fixed deductible of US$ 10.000 for the members of the Managing Board and the Supervisory which we consider an appropriate sign by our members to take responsibility for their actions.

2.	Item 4.2.3 paragraph 3

For instance, share or index-based compensation elements related to the enterprise may come into consideration as variable components. These elements shall be related to demanding, relevant comparison parameters. Changing such performance targets or the comparison parameters retroactively shall be excluded. For extraordinary developments a possibility of limitation (cap) must in general be agreed upon by the Supervisory Board.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is 2% higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Such option rights are subject to multi-year vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these instruments unless they succeed to increase shareholder value on a long-term basis. For those reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms as the most appropriate parameters for the stock options granted to the members of the Managing Board.

3.	Item 4.2.3 paragraph 4 and 5

In concluding Management Board contracts, care shall be taken to ensure that payments made to a Management Board member on premature termination of his contract without serious cause do not exceed the value of two years’ compensation (severance payment cap) and compensate no more than the remaining term of the contract. The severance payment cap shall be calculated on the basis of the total compensation for the past full financial year and if appropriate also the expected total compensation for the current financial year.

Payments promised in the event of premature termination of a Management Board member’s contract due to a change of control shall not exceed 150% of the severance payment cap.

The employment agreements of the Managing Directors of the Company have an indefinite term, but can be terminated with three months notice by the Managing Director and with six months notice by the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a longer term (Mr. Uder and Dr. Schorr 24 months, Mr. Schatz and Mr. Sackers 36 months) set forth in the employment agreements with the Company. In case of a termination of such agreements without serious cause as defined by the applicable law, the Company would remain obliged to compensate such Managing Board Member for the remaining term of his agreement.

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There are no arrangements for early retirement of the Managing Board members. In the event of the sale or the transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions including a merger, consolidation or a transfer of shares to a third party, the members of the Managing Board are entitled to a change of control bonus payment commensurate to a multiple (Peer M. Schatz 5 times, Roland Sackers 3 times, Bernd Uder and Joachim Schorr 2 times) on their annual salary (fixed payment plus annual bonus). The Company believes that the before mentioned severance and change of control agreements are appropriate due to the long tenures of the Managing Board members.

Corporate Governance statement

This is a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) effective as of January 1, 2010 (the “Decree”). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found in the following sections of this Annual Report:

•

The information concerning compliance with the Dutch Corporate Governance Code (published at www.commissiecorporategovernance.nl), as required by article 3 of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information concerning QIAGEN’s risk management and control frameworks relating to the financial reporting process, as required by article 3a sub a of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information regarding the functioning of QIAGEN’s General Meeting of Shareholders, and the authority and rights of QIAGEN’s shareholders, as required by article 3a sub b of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

•

The information regarding the composition and functioning of QIAGEN’s Managing Board, the Supervisory Board and its committees, as required by article 3a sub c of the Decree, can be found in the relevant sections under “Corporate Governance Report “ and the Report of the Supervisory Board in this Annual Report;

•

The information concerning the inclusion of the information required by the Decree Article 10 EU Takeover Directive, as required by article 3b of the Decree, can be found in the relevant sections under “Corporate Governance Report” in this Annual Report;

Requirements – Germany

QIAGEN is required, as a company of which the shares are listed on the Frankfurt Stock Exchange, to state how it has applied the main principles and how far it has complied with the provisions of the German Corporate Governance Code.

Requirements – the United States

QIAGEN’s shares are listed on the NASDAQ Global Select Market and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the listing standards of NASDAQ as are applicable to foreign private issuers.

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FINANCIAL STATEMENTS

Annual Report 2009

QIAGEN N.V.

Consolidated statement of financial position

for the year ended December 31, 2009

(in US$ thousands)	Note	2009	2008
ASSETS
Cash and cash equivalents	(16)	827.338	334.939
Current available-for-sale financial instruments	(17)	40.000	—
Trade accounts receivable	(18)	193.737	158.440
Inventories	(19)	130.851	108.563
Income tax receivable		12.907	14.441
Prepaid expenses and other current assets	(20)	86.251	56.097

Total current assets		1.291.084	672.480

Property, plant and equipment	(21)	293.544	274.070
Goodwill	(22)	1.349.916	1.166.391
Intangible assets	(23)	874.369	739.641
Investments in associates	(24)	11.299	7.767
Non-current available-for-sale financial instruments	(17)	—	4.175
Deferred tax assets	(15)	87.688	118.165
Other non-current assets		13.557	7.826

Total non-current assets		2.630.373	2.318.035

Total assets		3.921.457	2.990.515

Consolidated Financial Statements	ASSETS	F - 1

QIAGEN N.V.

Consolidated statement of financial position

for the year ended December 31, 2009

(in US$ thousands, except share data)	Note	2009	2008
LIABILITIES AND EQUITY
Current financial debts	(25)	52.016	27.016
Current finance lease obligations	(33)	3.417	2.984
Trade and other accounts payable		43.775	48.836
Provisions	(26)	9.026	5.547
Income tax payable		10.727	14.288
Other current liabilities	(27)	233.658	152.074

Total current liabilities		352.619	250.745

Non-current financial debts	(25)	824.394	859.597
Non-current finance lease obligations	(33)	27.554	29.718
Deferred tax liabilities	(15)	277.455	265.249
Other non-current liabilities	(28)	19.419	6.575

Total non-current liabilities		1.148.822	1.161.139

Common Shares	(30)	2.711	2.212
Share premium		1.785.345	1.117.390
Reserves		59.634	18.337
Retained earnings	(31)	572.326	440.692

Equity attributable to equity holders of the parent		2.420.016	1.578.631

Total liabilities and equity		3.921.457	2.990.515

Authorized common shares: 410.000.000, EUR 0,01 par value
Issued and outstanding (in thousands)	(30)	232.074	197.839

Consolidated Financial Statements	LIABILITIES AND EQUITY	F - 2

QIAGEN N.V.

Consolidated Income Statement

for the year ended December 31, 2009

(in US$ thousands, except per share data)	Note	2009	2008

Net sales	(10)	1.009.825	892.975
Cost of sales		(342.752)	(293.285)

Gross profit		667.073	599.690

Other operating income		9.228	3.123
Research and development expense		(101.017)	(73.863)
Sales and distribution expense		(263.035)	(242.207)
General and administrative, integration and other expense	(12)	(115.955)	(113.873)
Other operating expense		(9.741)	(9.959)

Income from operations		186.553	162.911

Financial income		3.532	9.664
Financial expense		(41.555)	(49.727)
Foreign currency gains, net		5.588	18
Gain from investments in associates		2.523	990
Other financial income and (expense)	(14)	10.246	(4.000)

Income before tax		166.887	119.856
Income taxes	(15)	(35.253)	(26.356)

Net income for the period		131.634	93.500

- attributable to equity holders of the parent		131.634	93.009
- attributable to non-controlling interests		—	491
Earnings per share attributable to equity holders of the parent - basic and diluted
Weighted average number of common shares, basic		206.928	196.804
Basic in US$ per share	(8)	$0,64	$0,47
Weighted average number of common shares, diluted		209.645	199.926
Diluted in US$ per share	(8)	$0,63	$0,47

Consolidated Financial Statements	INCOME	F -3

QIAGEN N.V.

Consolidated statement of comprehensive Income

for the year ended December 31, 2009

(in US$ thousands)	Note	2009	2008
Net income for the period		131.634	93.500

Available-for-sale reserve:
Reclassification adjustments for (gains) included in the income statement	(17)	0	(900)

Available-for-sale reserve:		0	(900)

Cash flow hedge reserve:
Gains /(losses) during the year of foreign currency contracts		(13.278)	815
Gains /(losses) during the year of interest rate contracts		537	(6.802)
Reclassification adjustments for losses included in the income statement		8.367	558

Net loss on cash flow hedging contracts		(4.374)	(5.429)
Income Tax	(15)	1.209	2.043

Cash flow hedge reserve, net of tax		(3.165)	(3.386)

Foreign currency translation reserve:
Foreign currency translation differences		48.518	(60.357)
Income Tax	(15)	(4.056)	5.960

Foreign currency translation reserve, net of tax:		44.462	(54.397)

Comprehensive income for the period, net of tax		41.297	(58.683)

Total Comprehensive income		172.931	34.817

- attributable to equity holders of the parent		172.931	34.326
- attributable to non-controlling interest interests		—	491

Consolidated Financial Statements	OTHER COMPREHENSIVE INCOME	F - 4

QIAGEN N.V.

Consolidated statement of cash flows

for the year ended December 31, 2009

(in US$ thousands)	Note	2009	2008
Net income		131.634	93.500
Adjustments to reconcile to net cash flows:
Depreciation, amortization and impairment of intangible and other fixed assets	(5)	138.678	118.045
Non-cash impacts from convertible bond		15.176	15.238
Gain on sale of investments		(11.501)	—
Deferred income taxes		(22.966)	(14.964)
Share based compensation		9.747	9.791
Other non cash items		7.644	4.535
Increase / (decrease ) in accounts receivable		(25.213)	(19.078)
Increase / (decrease) in inventories		(21.534)	(30.371)
Decrease / (increase) in income tax receivables		16.283	4.705
Decrease / (increase) in other assets		(19.043)	3.269
Decrease / (increase) in accounts payable		(9.076)	5.753
Decrease / (increase) in accrued and other liabilities		26.046	19.832
Decrease / (increase) in income tax payables		8.966	(2.486)

Net cash provided by operating activities		244.841	207.769

Purchases of property, plant and equipment		(42.138)	(39.448)
Purchases of intangible assets		(27.220)	(18.469)
Capitalization of development expenses	(5)	(20.875)	(31.570)
Proceeds from sale of equipment		869	1.233
Sale / (purchase) of available-for-sale assets		(40.000)	2.313
Sale / (purchase) of investments		1.477	(4.175)
Cash paid for acquisitions, net of cash acquired		(234.732)	(150.531)
Loan to related party		—	(1.441)

Net cash used in investing activities		(362.619)	(242.088)

Repayments of debt		(25.000)	(5.000)
Principal payments on finance leases		(2.991)	(2.995)
Proceeds from subscription receivables		—	37
Issuance of common shares		650.492	18.456
Other financing activities		(210)	(451)

Net cash provided by financing activities		622.291	10.047

Effect of exchange rate changes on cash and cash equivalents		(12.114)	10.744
Net increase (decrease) in cash and cash equivalents		492.399	(13.529)
Cash and cash equivalents at January 1st		334.939	348.468

Cash and Cash Equivalents at December 31th	(16)	827.338	334.939

Supplemental cash flow disclosures:
Cash paid for interest		(6.597)	(15.160)
Cash received for interest		3.532	9.664
Cash paid for income taxes		(36.003)	(39.475)
Non-cash investing and financing transactions:
Equipment purchased through finance lease		376	141
Issuance of common shares in connection with acquisition of subsidiaries		—	4.536

Consolidated Financial Statements	CASH FLOW	F - 5

.

QIAGEN N.V.

Consolidated statement of changes in equity

for the year ended December 31, 2008		Common shares	Share premium	Retained earnings	Cash flow hedge reserve	Available-for sale reserve	Foreign currency translation	Reserves	Attributable to equity holders of the parent	Non- controlling interests	Total equity
(in U$ thousands)
At January 1, 2008		2.175	1.099.110	347.683	1.224	900	74.896	77.020	1.525.988	553	1.526.541
Net income for the period		—	—	93.009	—		—	—	93.009	491	93.500
Other comprehensive income (loss)		—	—	—	(3.386)	(900)	(54.397)	(58.683)	(58.683)	—	(58.683)
Total comprehensive Income		0	0	93.009	(3.386)	(900)	(54.397)	(58.683)	34.326	491	34.817
Share-based payments		—	(4.049)	—	—		—		(4.049)	—	(4.049)
Tax benefit of employee stock plans		—	(662)	—	—		—		(662)	—	(662)
Proceeds from subscription of receivables		—	37	—	—		—		37	—	37
Acquisition of subsidiaries		4	4.532	—	—		—		4.536	—	4.536
Conversion of warrants		5	4.995		—		—		5.000		5.000
Employee stock plans		28	13.427	—	—		—		13.455	—	13.455
Acquisition of non-controlling interests		—	—	—	—		—		0	(1.044)	(1.044)

At December 31, 2008		2.212	1.117.390	440.692	(2.162)	0	20.499	18.337	1.578.631	0	1.578.631

for the year ended December 31, 2009		Common shares	Share premium	Retained earnings	Cash flow hedge reserve	Available-for sale reserve	Foreign currency translation	Reserves	Attributable to equity holders of the parent	Non- controlling interests	Total equity
(in U$ thousands)	Note
At 1 January 2009		2.212	1.117.390	440.692	(2.162)	0	20.499	18.337	1.578.631	0	1.578.631
Net income for the period	(31)	—	—	131.634	—	—	—	—	131.634	—	131.634
Other comprehensive income (loss)		—	—	—	(3.165)	—	44.462	41.297	41.297	—	41.297
Total comprehensive Income		0	0	131.634	(3.165)	0	44.462	41.297	172.931	0	172.931
Tax benefit of employee stock plans		—	3.363	—	—	—	—	—	3.363	—	3.363
Share-based payments	(32)	—	14.600	—	—	—	—	—	14.600	—	14.600
Employee stock plans	(34)	37	26.883	—	—	—	—	—	26.920	—	26.920
Transaction costs	(30)	—	(16.835)	—	—	—	—	—	(16.835)	—	(16.835)
Issuance of share capital	(30)	462	639.944	—	—	—	—	—	640.406	—	640.406

At December 31, 2009		2.711	1.785.345	572.326	(5.327)	0	64.961	59.634	2.420.016	0	2.420.016

Consolidated Financial Statements	EQUITY CHANGES	F - 6

QIAGEN N.V.

QIAGEN N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

1.	Corporate Information

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V. as the holding company and Subsidiaries ( ‘the Company’, ‘Group’, ‘we’ or ‘QIAGEN’) is a leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. The Company has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection and nucleic acid and protein handling, separation and purification as well as open and target specific assays. The Company also supplies diagnostic kits, tests and assays for human and veterinary molecular diagnostics. Products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. In addition, the Company sells and/or licenses technologies to others. The Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development. Products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

During 2009, the Company acquired DxS Ltd. and SABiosciences Corporation. During 2008, the Company acquired Corbett Life Sciences Pty. Ltd. and the assets related to the Biosystems Business from Biotage AB, as discussed more fully in Note 9. These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition.

The consolidated financial statements of QIAGEN for the year ended December 31, 2009 were authorized for issue in accordance with a resolution of the Board of Directors on April 29, 2010.

2.	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and available-for-sale financial instruments that have been measured at fair value. The consolidated financial statements are presented in U.S. Dollar (US$) and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

3.	Statement of compliance

The consolidated financial statements of QIAGEN have been prepared in accordance with international Financial Reporting standards (IFRS) as endorsed by the European Union (EU).

4.	Consolidation principles

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries as at December 31, 2009.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent

Consolidated Financial Statements	NOTES	F - 7

QIAGEN N.V.

accounting policies. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, the cumulative translation differences, recorded in equity, recognizes the fair value of the consideration received, recognizes the fair value of any investment retained, any surplus or deficit in profit or loss and reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

5.	Changes in accounting policy and disclosures

The accounting policies adopted are consistent with those of the previous financial year except as follows:

The Group has adopted the following new and amended IFRS and IFRIC interpretations as of 1 January 2009:

•

IFRS 2 Share-based Payment: Vesting Conditions and Cancellations. The amendment clarifies the definition of vesting conditions and prescribes the treatment for an award that is cancelled. QIAGEN adopted this amendment as of 1 January 2009. It did not have an impact on the financial position or performance of the Group. The IASB issued an amendment to IFRS 2 that clarified the scope and the accounting for group cash-settled share-based payment transactions. The Group adopted this amendment as of 1 January 2009. It did not have an impact on the financial position or performance of the Group.

•

IFRS 7 Financial Instruments: Disclosures. The amended standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class, for all financial instruments recognized at fair value. In addition, reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management. The fair value measurement disclosures are presented in Note 29 and 37 the liquidity risk disclosures are not significantly impacted by the amendments and are presented in Note 36.

•	IFRS 8 Operating Segments (early adopted in 2008)

•

IAS 1 Presentation of Financial Statements. The revised standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity. In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expense, either in one single statement, or in two linked statements. QIAGEN has elected to present two statements

•

IAS 23 Borrowing Costs. The revised IAS 23 requires capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. In accordance with the transitional provisions of the amended IAS 23, the Group has adopted the standard on a prospective basis. Therefore, borrowing costs are capitalized on qualifying assets.

•

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended) effective 1 July 2009 (early adopted) The Group adopted the revised standard from 1 January 2009. IFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring after this date. Changes affect the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and

Consolidated Financial Statements	NOTES	F - 8

QIAGEN N.V.

business combinations achieved in stages. These changes will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. As there are no business combinations which were accomplished in stages and no non-controlling interest to consider the respective sections of IFRS 3 (Revised) will not have an impact on the financial performance or financial position of QIAGEN.

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes by IFRS 3 (Revised) and IAS 27 (Amended) will affect future acquisitions or loss of control of subsidiaries and transactions with non-controlling interests.

The change in accounting policy was applied prospectively and had no material impact on earnings per share.

The adoption of the following amendment to IAS 32 and the adoptions of the interpretations below did not have a significant impact on the financial performance or position of QIAGEN:

•

IAS 32 Financial Instruments: Presentation and IAS 1 Puttable Financial Instruments and Obligations Arising on Liquidation. These amendments allow a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specified features. The amendment has not any impact on the financial performance or position of QIAGEN.

•

IFRIC 9 Remeasurement of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement effective for periods ending on or after 30 June 2009. The amendments require an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss category. The amendment has not any impact on the financial performance or position of QIAGEN.

•	IFRIC 13 Customer Loyalty Programmes effective 1 July 2008, which requires customer loyalty credits to be accounted for, is not relevant for QIAGEN because the Group does not grant such credits.

•

IFRIC 16 Hedges of a Net Investment in a Foreign Operation effective 1 October 2008, clarifies which exchange differences can be designated as a hedged item in the hedge of a net investment. This interpretation will not have an effect for QIAGEN.

•

IFRIC 18 Transfers of Assets from Customers effective 1 July 2009. IFRIC18 deals with agreements in which an entity receives an asset from a customer in order to either connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. This interpretation has been applied since 1 July 2009. It has not had an effect on the financial performance or position of QIAGEN.

•

Improvements to IFRSs (May 2008). The resulting amendments to several existing standards were implemented on their respective effective dates and did not have a significant impact on the financial performance or position of QIAGEN.

Other changes in accounting policy and disclosures:

•

We changed the cash flow disclosure with regard to IAS 7 compared to the prior year presentation. Depreciation and impairment of capitalized development costs are part of the reconciliation to cash flow from operating activities, additions to intangible assets resulting from

Consolidated Financial Statements	NOTES	F - 9

QIAGEN N.V.

capitalization of development costs are shown in cash flow from investing activities. The comparative amounts were reclassified accordingly.

•

Impairment loss on available-for-sale assets of US$ 4,0 million as shown for the year ended December 31, 2008 within other operating expense is reclassified to other financial income and expense for the respective period.

6.	Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Impairment of Assets

Assets are tested or reviewed for impairment in accordance with the accounting policy stated under Note 7. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment, closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses could result in shortened useful lives or impairment losses to be recognized in the period in which such determination is made.

Development Costs

Development costs are capitalized in accordance with the accounting policy stated under Note 7. Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. During 2009 the management reviewed the carrying amount of projects and assessed whether they were impaired or not. As per end of December 31, 2009 we considered an impairment loss of US$ 2.334 (December 31, 2008: US$ 0), included in amortization of capitalized development costs under R&D expenses.

Income Taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in accordance with the accounting policy stated in Note 7. Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.

Share-Based Payments

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under 32. ‘Share-Based Payments’. Option valuation models, including Black-Scholes-

Consolidated Financial Statements	NOTES	F - 10

QIAGEN N.V.

Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award:

•	Risk-Free Interest Rate: This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

•	Dividend Yield: These are the dividends expected on the shares (if appropriate).

•

Expected Volatility: Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with IFRS 2 ‘Share-based Payment’. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

•

Expected Life of the Option: This is the period of time that the options granted are expected to remain outstanding. The Company estimated the expected life by considering the historical exercise behavior. The Company uses an even exercise methodology, which assumes that all vested, outstanding options are exercised uniformly over the balance of their contractual life.

•

Forfeiture Rate: This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience.

Restricted Stock Units

Restricted stock units represent rights to receive common Shares at a future date. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is amortized to expense over the vesting period.

7.	Summary of Significant Accounting Policies

7.1.	Business combinations

Business combinations from January 1, 2009

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. Acquisition related costs incurred are expensed.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred over the Group’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

Consolidated Financial Statements	NOTES	F - 11

QIAGEN N.V.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained

Business combinations prior to January 1, 2009

In comparison to the above mentioned requirements, the following differences applied:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognized goodwill.

When the Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

Contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration affected goodwill.

7.2.	Investments in an associates

Investments in associates are accounted for using the equity method. An associate is an entity in which the Group has significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control.

Under the equity method, the investment in the associate is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the income statement.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value.

7.3.	Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (US$) which is also the parents company’s functional currency. The subsidiaries’ functional currencies are the local currency of the respective country with the exception of QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. which functional currencies is the U.S. dollar. Balance sheets prepared in their functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period

Consolidated Financial Statements	NOTES	F - 12

QIAGEN N.V.

except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders’ equity. On disposal of the Group Company, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity’s net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders’ equity.

The exchange rates of key currencies affecting the Company were as follows:

	Closing rate as at December 31,		Annual average rate
US$ equivalent for one	2009	2008	2009	2008
Euro (EUR)	1,4406	1,3919	1,3937	1,4704
Pound Sterling (GBP)	1,6221	1,4619	1,5652	1,8522
Swiss Franc (CHF)	0,9710	0,9369	0,9231	0,9258
Australian Dollar (AUD)	0,8999	0,6983	0,7922	0,8523
Canadian Dollar (CAD)	0,9523	0,8170	0,8798	0,9431
Japanese Yen (JPY)	0,0108	0,0110	0,0107	0,0097
Chinese Yuan (CNY)	0,1465	0,1466	0,1464	0,1440

7.4.	Revenue Recognition

Revenue from the sale of products and from the sale and/or licensing of technologies is recognized upon transfer of significant risks and rewards of ownership to the customer. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components as determined by list prices. Revenues for extended warranty services or product maintenance contracts are recognized on a straight-line basis over the contract period.

Revenue from the sales of products is reported net of sales and value added taxes, rebates and discounts and after eliminating sales within the Group. Provisions for rebates and discounts are recognized in the same period that the related sales are recorded, based on the contract terms and historical experience. Provisions for product returns are made based on historical trends and specific knowledge of any customer’s intent to return products. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Revenue from the rendering of services is recognized as the service is rendered over the contract period and reported as part of revenue from the sale of products.

Consumable Products

Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for

Consolidated Financial Statements	NOTES	F - 13

QIAGEN N.V.

based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Instrumentation

Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts. Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment or written customer acceptance after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, separately-priced extended warranty services or separately-priced extended maintenance contracts, revenue is first allocated to separately-priced extended warranty or maintenance contracts based on the stated contract price, then the remaining contract value is allocated to the remaining elements based on objective, verifiable evidence of the fair value of the individual components. The price charged when the element is sold separately generally determines its fair value. Revenues for extended warranty services or extended product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Other

Other revenue includes license fees, royalties and milestone payments. License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation. Payments for milestones, generally based on the achievement of substantive and at-risk performance criteria, are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement. Royalties from licensees are based on reported sales of licensed products and revenues are calculated based on contract terms when reported sales are reliably measurable, fees are fixed and determinable and collectability is reasonably assured.

7.5.	Research and Development

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale

•	Its intention to complete and its ability to use or sell the asset

•	How the asset will generate future economic benefits

•	The availability of resources to complete the asset

•	The ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between two and twelve years).

7.6.	Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Otherwise, payments received under Government grants are recorded as liabilities in the balance sheet. When the grant relates to an expense item, it is recognized over

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QIAGEN N.V.

the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value of the grant is deducted from the carrying amount of the asset, resulting in a reduction of the depreciation of the asset.

7.7.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset). All other borrowing costs are expensed in the period they occur.

The Group capitalizes borrowing costs for all before mentioned assets where construction was commenced on or after January 1, 2009. The Group continues to expense borrowing costs relating to construction projects that commenced prior to January 1, 2009.

7.8.	Pension Obligations

The Group operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees when they exceed the corridor. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

7.9.	Share-Based Payments

The Company has a stock option plan, which is described in detail under 32. ‘Share-Based Payments’. A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option’s vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

7.10.	Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes.

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to

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QIAGEN N.V.

situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

7.11.	Financial assets

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group’s financial assets include cash and short-term deposits, trade and other receivables, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, the Group retains the right to receive cash flows from the assets, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement, or the Group has transferred its rights to receive cash flows from the assets and either (a) has transferred substantially all the risks and rewards of the assets or (b) has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the assets.

Where the Group has transferred its rights to receive cash flows from assets and has neither transferred nor retained substantially all the risks and rewards of the assets nor transferred control of the assets, the assets are recognized to the extent of the Group’s continuing involvement in the assets. Continuing involvement that takes the form of a guarantee over the transferred assets is measured at the lower of the original carrying amount of the assets and the maximum amount of consideration that the Group could be required to repay.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include derivative financial instruments not designated as hedging instrument and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as at fair value through profit or loss if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments entered

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QIAGEN N.V.

into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39 Derivatives. Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with changes in fair value recognized in finance income or finance cost in the income statement.

The Group has not designated any financial assets upon initial recognition as at fair value through profit or loss.

The Group evaluated its financial assets at fair value through profit and loss whether the intent to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intent to sell them in the foreseeable future significantly changes, the Group may elect to reclassify these financial assets in rare circumstances. The reclassification to loans and receivables, available-for-sale or held to maturity depends on the nature of the asset. This evaluation does not affect any financial assets designated at fair value through profit or loss using the fair value option at designation.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate method (EIR), less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR.

The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to maturity when the Group has the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortized cost using the effective interest method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs. The Group did not have any held-to-maturity investments during the years ended 31 December 2009 and 2008.

Available-for-sale financial investments

Available-for-sale financial investments include equity and debt securities. Equity investments classified as available-for sale are those, which are neither classified as held for trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other financial income and expense, or determined to be impaired, at which time the cumulative loss is recognized in the income statement in other financial income and expense and removed from the available-for-sale reserve.

The Group evaluated its available-for-sale financial assets whether the ability and intention to sell them in the near term is still appropriate. When the Group is unable to trade these financial assets due to inactive markets and management’s intent significantly changes to do so in the foreseeable future, the Group may

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QIAGEN N.V.

elect to reclassify these financial assets in rare circumstances. Reclassification to loans and receivables is permitted when the financial asset meets the definition of loans and receivables and has the intent and ability to hold these assets for the foreseeable future or maturity. The reclassification to held to maturity is permitted only when the entity has the ability and intent to hold until the financial asset accordingly.

For a financial asset reclassified out of the available-for-sale category, any previous gain or loss on that asset that has been recognized in equity (Available-for-sale reserve in other comprehensive income) is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the expected cash flows is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired then the amount recorded in equity is reclassified to the income statement other financial income and expense.

7.12.	Financial Liabilities

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdraft, loans and borrowings, financial guarantee contracts, and derivative financial instruments.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value through profit or loss if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IAS 39.

Gains or losses on liabilities at fair value through profit or losses are recognized in the income statement.

The Group has not designated any financial liabilities upon initial recognition as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method (EIR) amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fee or costs that are an integral part of the EIR. The EIR amortization is included in finance cost in the income statement.

7.13.	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

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7.14.	Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 29 ‘Fair Value Measurements’.

7.15.	Derivative financial instruments and hedge accounting

Initial recognition and subsequent measurement The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps contracts to hedge its foreign currency risks and interest rate risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives are taken directly to the income statement, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income (cash flow hedge reserve).

For the purpose of hedge accounting, hedges are classified as:

•

Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly as other comprehensive income in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the income statement in finance costs.

Amounts recognized as other comprehensive income are transferred to the income statement when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts recognized as other comprehensive income are transferred to the initial carrying amount of the nonfinancial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked,

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any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

The Group uses forward currency contracts as hedges of its exposure to foreign currency risk in forecasted transactions and firm commitments. Refer to Note 36 for more details.

7.16.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits with banks that have a maturity of three months or less from the date of acquisition and which are readily convertible to known amounts of cash. This definition is also used for the consolidated statements of cash flows. The Company maintains its cash accounts in highly qualified institutions.

7.17.	Inventories

Inventories are stated at the lower of cost and net realizable value. The first-in, first-out (FIFO) method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

7.18.	Property, Plant and Equipment

Property, plant and equipment, including equipment under finance lease, are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings and improvements	one to forty years
Machinery and equipment	two to ten years
Computer software	one to five years
Furniture and office equipment	two to ten years

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

7.19.	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date: whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between

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QIAGEN N.V.

finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in the income statement.

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

Group as a lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income.

Contingent rents are recognized as revenue in the period in which they are earned.

7.20.	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset.

Technology rights, patents, trademarks and licenses are amortized on a straight-line basis over their estimated useful lives:

Technology rights and patents	five to fourteen years
Computer software	one to five years
Development expenses	three to fourteen years
Other intellectual properties	three to fourteen years

7.21.	Impairment

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is

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QIAGEN N.V.

experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to other comprehensive income. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group estimates the asset’s or cash-generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as at 31 December either individually or at the cash generating unit level, as appropriate and when circumstances indicate that the carrying value may be impaired.

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7.22.	Provisions

Provisions are recognized by the Group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

7.23.	Segment reporting

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings.

7.24.	Cash flow Statement

The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the balance sheets as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement. In 2009 and 2008 such eliminations primarily related to non-cash impacts from the convertible bonds.

8.	Earnings per share

Basic Earnings per Share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Diluted earnings per share

For diluted earnings per share, the weighted average number of common shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In 2009, share equivalents of 2.717.000 common shares (2008: 3.122.000 common shares) arising from stock options granted to employees and directors were included in calculating diluted earnings per share. In 2009, 2.627.000 outstanding stock options (2008: 2.149.000 stock options) were not considered in the calculation as they were anti-dilutive.

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For the convertible bonds, the number of shares into which the bonds are assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax, that would not be incurred if the bonds were converted. In 2009 and 2008, the effect of the convertible bonds was excluded from calculating diluted earnings per share as it was antidilutive.

9.	Acquisitions and Divestitures

Significant 2009 Acquisitions

DxS Ltd. Acquisition

On September 21, 2009, the Company acquired 100% of the outstanding shares of DxS Ltd. (DxS), a privately-held developer and manufacturer of companion diagnostic products headquartered in Manchester, United Kingdom. With this acquisition the Company believes that it has taken a strong leadership position in the new era of personalized healthcare (PHC). The transaction is valued at US$ 94,5 million in cash, plus up to an additional US$ 35,0 million in contingent consideration. The Company has deposited US$ 9,1 million in cash in an escrow account with a paying agent to cover any claims for breach of any of representations, warranties or indemnities. This amount is included in prepaid expenses and other current assets in the accompanying consolidated statement of financial position. Correspondingly, the Company has recorded preacquisition contingencies of US$ 9,1 million which is included in accrued and other liabilities.

The contingent consideration of US$ 35,0 million relates to specific commercial and other milestones, which, if met will be paid as follows: US$ 10,0 million in 2010, US$ 10,0 million in 2011, US$ 2,5 million until November 30, 2011, US$ 5,0 million until May 31, 2012, US$ 5,0 million until September 21, 2012 and US$ 2,5 million until November 30, 2012. The preliminary total fair value of milestones is approximately US$ 17,6 million which, as of the acquisition date, has been recognized as purchase price. The fair value of the milestone payments was determined using a discount rate of 3.25% and a probability regarding the accomplishment of the milestones of 90 to 95%, which best reflects the expected range of outcomes.

SABiosciences Acquisition

On December 14, 2009, the Company acquired 100% of the outstanding shares of SABiosciences Corporation, located in Frederick, Maryland (USA). SABiosciences holds a leading position in the design and commercialization of disease- and pathway-focused real-time PCR-based assay panels, which are widely utilized in biomedical research and in the development of future drugs and diagnostics. At closing, the purchase price was US$ 97,6 million in cash. The Company has deposited US$ 15,0 million in cash in an escrow account with a paying agent to cover any claims for breach of any of representations, warranties or indemnities. This amount is included in prepaid expenses and other current assets in the accompanying consolidated statement of financial position. Correspondingly, the Company has recorded preacquisition contingencies of US$ 15,0 million which is included in accrued and other liabilities.

The preliminary purchase price allocations are as follows:

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(in US$ thousands)	Total	SABiosciences	DxS
Cash	192.106	97.586	94.520
Preliminary fair value of milestones	17.599	0	17.599

Purchase Price	209.705	97.586	112.119

Working capital	12.886	9.490	3.396
Fixed and other non-current assets	4.414	2.215	2.199
Product technology and know-how	42.800	26.400	16.400
in-process R&D	3.100	1.700	1.400
Customer relationships	63.300	8.400	54.900
Tradenames	6.000	1.900	4.100
Goodwill	116.340	62.841	53.499
Deferred tax liability	(38.400)	(15.360)	(23.040)
Liabilities assumed	(735)	0	(735)

Preliminary Allocation	209.705	97.586	112.119

The weighted-average amortization period for the intangible assets acquired with DxS is 15 years and with SABiosciences is 10 years. The goodwill acquired in these acquisitions is not deductible for tax purposes.

Deferred tax liabilities are recognized on the fair value of identifiable intangible assets acquired.

The following table states the carrying amounts of each class of the acquired assets and liabilities at the acquisition date for DxS Ltd. and SABiosciences:

	SABiosciences		DxS Ltd.
(in US$ thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	11.054	11.054	2.485	2.485
Trade accounts receivable	2.376	2.376	3.441	3.441
Inventories	1.343	2.041	3.944	3.944
Other current assets	1.080	15.980	3.339	3.339

Current Assets	15.853	31.451	13.209	13.209

Property, Plant & Equipment	2.112	2.112	2.199	2.199
Intangible Assets	0	38.400	3.023	76.800
Other non-current assets	103	103	0	0

Non-Current Assets	2.215	40.615	5.222	78.999

Acquired Assets	18.068	72.066	18.431	92.208

Trade accounts payable	620	620	2.315	2.315
Accrued liabilities	5.123	5.123	6.719	6.719
Other non-current liabilities	1.217	16.217	778	778

Current Liabilities	6.960	21.960	9.812	9.812

Deferred income taxes	0	15.360	0	23.040
Other non-current liabilities	0	0	735	735

Non-Current Liabilities	0	15.360	735	23.775

Acquired Liabilities	6.960	37.320	10.547	33.587

Consolidated Financial Statements	NOTES	F - 25

QIAGEN N.V.

Pro forma results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2009 and 2008, pro forma net sales would have been US$ 1.049,1 million and US$ 922,0 million, pro forma net income attributable to QIAGEN shareholders would have been US$ 131,9 million and US$ 92,1 million, and pro forma diluted net income per common share attributable to QIAGEN shareholders would have been US$ 0,63 and US$ 0,46, respectively. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations. Due to the integration of the acquired entities into the existing structure of the Group it is impracticable to disclose the amount of the acquiree’s profit or loss which relates to the period subsequently to the acquisition and which is included in the profit of the Group for 2009. The integration of the acquired entities relates to the use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products.

Other 2009 Acquisitions

On August 6, 2009, the Company acquired Explera s.r.l., a leading supplier in molecular diagnostics and personalized medicine in Italy. The transaction is valued at US$ 7,5 million, with a fixed purchase price of US$ 5,0 million and milestone payments of US$ 2,5 million, which are expected to be realized. With this acquisition, the Company is expanding the size of its molecular diagnostics sales channel in Italy and is adding several activities in the area of personalized medicine and access to a suite of CE-IVD pyrosequencing assays.

On November 12, 2009, the Company acquired 100% of the outstanding shares of a privately-held developer, producer and distributor of PCR-based technologies for genetic testing. Upon closing of the transaction an upfront payment of US$ 23,3 million was paid. Another amount US$ 1,5 million was paid in the beginning of January 2010. There was no final purchase price allocation available until the date the financial statements were authorized for issuance and accordingly provisional amounts were recognized.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of the Company’s existing infrastructure, such as sales force, distribution channels and customer relations, to expand sales of the acquired businesses’ products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of Company products; and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying consolidated income statement from their respective dates of acquisition. The allocation of the purchase price is preliminary and is based upon information that was available to management at the time the financial statements were prepared. Accordingly, the allocation may change. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of the intangible assets acquired with the acquisition of DxS and SABiosciences.

Acquisitions in 2008

On July 1, 2008, the Company acquired an 82,5% interest in Corbett Life Science Pty. Ltd. (Corbett), a privately-held developer, manufacturer, and distributor of life sciences instrumentation headquartered in Sydney, Australia, with an option to acquire the minority interest. On October 1, 2008, the Company

Consolidated Financial Statements	NOTES	F - 26

QIAGEN N.V.

acquired all assets related to the Biosystems Business from Biotage AB, a publicly listed developer, manufacturer and distributor of products for genetic analysis and medicinal chemistry headquartered in Uppsala, Sweden. This business division contains Pyrosequencing systems for genetic analysis, PyroMark products for methylation, sequence and mutation analysis and Pyro Gold reagents. Additionally, the transaction included the acquisition of Biotage’s 17,5% shareholding in Corbett.

Final Allocations of 2008 Acquisitions

Following the finalization of the fair-value of acquired pre-acquisition contingencies, restructuring costs and deferred taxes, the final allocations of the purchase price and transaction costs for the acquisitions of Corbett Life Science Pty. Ltd. (Corbett) and the Biosystems Business from Biotage AB as of December 31, 2009, is as follows:

(in US$ thousands)	Total	Corbett	Biosystems Business
Issuance of restricted shares	4.235	4.235	0
cash, including transaction costs	182.341	130.317	52.024
Preliminary fair value of milestones	(7.075)	(7.075)	0
Cash for 17,5% in Corbett	0	21.071	(21.071)

Purchase Price	179.501	148.548	30.953

Working capital	11.567	8.537	3.030
Fixed and other non-current assets	4.438	4.204	234
Product technology and know-how	47.600	35.000	12.600
in-process R&D	1.000	1.000	0
Customer relationships	19.200	17.400	1.800
Tradenames	4.500	3.600	900
Goodwill	110.876	96.214	14.662
Deferred tax liabilitiy on fair value of identifiable intangible assets acquired	(16.433)	(16.433)	0
Liabilities assumed	(3.247)	(974)	(2.273)

Preliminary Allocation	179.501	148.548	30.953

The following table states the carrying amounts of each class of the acquired assets and liabilities at the acquisition date for Corbett and Biosystems Business:

Consolidated Financial Statements	NOTES	F - 27

QIAGEN N.V.

	Corbett		Biosystems Business
(in US$ thousands)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	7.075	7.075	0	0
Trade accounts receivable	6.873	6.873	0	0
Inventories	5.517	5.059	3.030	2.486
Other current assets	5.173	5.032	0	0

Current Assets	24.638	24.039	3.030	2.486

Property, Plant & Equipment	1.618	1.618	234	234
Intangible Assets	57.000	0	15.300	0
Other non-current assets	2.586	2.586	0	0

Non-Current Assets	61.204	4.204	15.534	234

Acquired Assets	85.842	28.243	18.564	2.720

Trade accounts payable	1.467	1.467	0	0
Accrued liabilities	1.762	1.762	542	542
Other current liabilities	6.142	6.142	0	0

Current Liabilities	9.371	9.371	542	542

Deferred income taxes	16.996	0	0	0
Other non-current liabilities	975	544	1.731	1.731

Non-Current Liabilities	17.971	544	1.731	1.731

Acquired Liabilities	27.342	9.915	2.273	2.273

Other 2008 Acquisitions

In 2008, the Company acquired a business unit from Diagnostic Technology Pty. Ltd., located in Belrose, Australia, which relates to the distribution of products in Australia, New Zealand, Singapore and Malaysia. The purchase price consisted of an upfront payment in the amount of Australian dollars (AUD) 0,9 million and a milestone payment amounting to AUD 0,4 million, which was paid in 2009. Additionally in 2008, the Company established QIAGEN Mexico via the acquisition of certain assets of the Company’s former life science distributor Quimica Valaner. The Company also acquired the minority interest in its Brazilian sub, QIAGEN Brasil Biotecnologia Ltda., for US$ 3,2 million in cash in 2008. The establishment of QIAGEN Mexico, as well as the acquisition of the minority interest in its Brazilian subsidiary, represents the Company’s commitment to expanding its presence in Latin America. The Company does not consider these acquisitions to be material.

Due to the integration of the acquired entities into the existing structure of the Group it is impracticable to disclose the amount of the acquirees’ profit or loss which relates to the period subsequently to the acquisition and which is included in the profit of the Company for fiscal years 2009 and 2008. The integration of the acquired entities relates to the use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products.

Divestitures

In July 2009, through the sale of the Company’s subsidiary in Austria, the Company sold the Olerup SSP® product line and related assets to Olerup International AB, a subsidiary of LinkMed, a Swedish venture capital company specializing in life sciences. The Olerup SSP® product line includes molecular transplantation testing products used for DNA human leukocyte antigen (HLA) typing. The Company retained rights to all Olerup SSP® assays for applications outside transplantation testing, such as in personalized medicine. The transaction does not affect the Company’s presence in new sequencing-based

Consolidated Financial Statements	NOTES	F - 28

QIAGEN N.V.

typing assays in the area of transplantation. The Company recorded a net gain of approximately US$ 1,2 million on the sale of the business, which is recorded in other financial income and expense in 2009.

2009 Restructuring of Acquired Businesses

In October 2009, the Company started the closure and relocation of its activities in Brisbane and Sydney to other locations of the Company, primarily to QIAGEN Instruments AG in Switzerland. The restructurings follow the acquisition of Corbett in 2008 and consolidates the Company’s instrument manufacturing activities. The closure and relocation is expected to be completed in the second quarter of 2010 at a total pre-tax cost of approximately US$ 4,0 million to US$ 5,0 million. During 2009, the Company had incurred approximately US$ 2,3 million of restructuring costs, of which US$ 1,6 million was accrued as of December 31, 2009.

10.	Net Sales

(in US$ thousands)	2009	2008
Product sales	1.007.175	889.678
Royalty and license income	2.650	3.297

Net Sales	1.009.825	892.975

11.	Government Grants

The Company has received cost grants and investment grants. In 2009 the Company recorded income from Government grants in the amount of US$ 3,8 million (2008: US$ 3,9 million). As of December 31, 2009, liabilities in the amount of US$ 2,0 million (December 31, 2008: US$ 7,9 million) are recorded with respect to grants which have been received but for which not all conditions have been met.

12.	General and administrative, integration and other expense

General and administrative expenses primarily represent the costs required to support our administrative infrastructure which generally has continued to expand along with our growth. Further, we have continued to incur integration costs for businesses acquired and such costs totaled approximately US$ 21,5 million in 2009, as compared to US$ 30,9 million in 2008. In connection with the integration of the acquired companies, we aim to improve efficiency in general and administrative operations.

13.	Personnel Costs

Personnel costs amounted to US$ 303,9 million in 2009 (2008: US$ 266,7 million). As of December 31, 2009, there were 3.495 employees within the Group (December 31, 2008: 3.041).

(in US$ thousands)	2009	2008
Salaries and wages	201.016	168.514
Social security	41.840	38.182
Other	61.131	60.031

Personnel Costs	303.987	266.727

The personnel costs are allocated to the functional areas in which the respective employees are working. Other personnel costs among other positions contain share-based compensation.

Consolidated Financial Statements	NOTES	F - 29

QIAGEN N.V.

14.	Other financial income and (expense)

As of December 31, 2009 other financial income and expense mainly include US$ 10,5 million gain from selling an investment in a privately-held company which had been accounted for under the cost-method and which was classified as per December 31, 2008 as available-for-sale financial instrument. At December 31, 2008 other financial income and expense include an impairment loss of the at cost investment in Operon Biotechnologies Inc. of US$ 4,0 million.

15.	Income Tax

Major components of income tax expense as presented in Income Statement for the years ended December 31, 2009 and 2008, are:

(in US$ thousands)	2009	2008
Current Income Tax	45.316	33.174

Current income tax charge	47.245	33.322
Adjustment in respect of current income tax of previous years	(1.929)	(148)

Deferred Income Tax	(10.063)	(6.818)

Relating to origination and reversal of temporary differences	(6.392)	(9.395)
Relating to changes in tax rates	(3.671)	2.577

Total Income Tax	35.253	26.356

Deferred tax related to items charged or credited directly to equity during the year and shown in Comprehensive Income Statement comprises:

(in US$ thousands)	2009	2008
Net gain on revaluation of cash flow hedges	1.209	2.043
Net (loss)/ gain on foreign currency translation differences	(4.056)	5.960

Total Income Tax in comprehensive income Statement	(2.847)	8.003

The applicable statutory income tax rate in The Netherlands was 25,5% in 2009 and 2008. A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group’s effective income tax rate for the years ended December 31, 2009 and 2008, is as follows:

(in US$ thousands)	2009	2008
Income before Tax	165.460	119.856

At Dutch statutory income tax rate of 25,5%	42.192	30.563
Effect of tax rate differences	7.294	2.331
Income taxes related to prior years	912	(4.256)
Changes in tax rates impacting deferred taxes	(3.671)	2.577
Income tax impact from permanent differences	(9.651)	(4.729)
Income tax impact related to Stock Option Plan (stock price fluctuation)	0	(443)
Other	(1.823)	313

Total Income Tax	35.253	26.356

The effective income tax rate amounts to 21,3% in 2009 (22,0% in 2008).

Consolidated Financial Statements	NOTES	F - 30

QIAGEN N.V.

The Company conducts business globally and, as a result, files numerous consolidated and separate income tax returns in The Netherlands, Germany, Switzerland and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. The Company has one tax holiday which expires in 2011. In the normal course of business, the Company is subject to examination by taxing authorities throughout the world. The Company’s tax years since 2002 are open for income tax examinations by tax authorities. Its subsidiaries with few exceptions are no longer subject to income tax examinations by tax authorities for years before 2004.

Deferred income tax at December 31, 2009 and 2008, relates to the following:

(in US$ thousands)	Dec. 31, 2009	Dec. 31, 2008	Change
NOL carryforward	17.209	37.614	(20.405)
Accrued liabilities	24.087	23.972	115
Inventories	10.347	7.412	2.935
Allowance for bad debts	0	1.404	(1.404)
Depreciation and amortization	2.846	1.603	1.243
Tax credits	8.707	6.266	2.441
Finance lease	15	38	(23)
Intangibles	462	409	53
Equity awards	25.651	21.830	3.821
Other	7.704	1.629	6.075

Deferred tax asset/ (liability), gross	97.028	102.177	(5.149)

Accrued liabilities	(838)	(13.718)	12.880
Inventories	(1.634)	(1.886)	252
Allowance for bad debts	(432)	(56)	(376)
Currency Revaluation	(2.257)	(2.810)	553
Depreciation and amortization	(12.828)	(4.513)	(8.315)
Tax credits	(7.023)	0	(7.023)
Intangibles	(245.338)	(206.008)	(39.330)
Bifurcation of convertible debt	(12.630)	(16.717)	4.087
Unremitted profits earnings	0	(614)	614
Other	(3.815)	(2.939)	(876)

Deferred tax asset/ (liability), gross	(286.795)	(249.261)	(37.534)

Net Deferred tax asset/ (liability)	(189.767)	(147.084)	(42.683)

(in US$ thousands)	2009	2008
Change in deferred income tax provision	12.980	6.511
Change due to purchase accounting	(52.309)	(16.883)
Reclass of deferred tax assets	5.270	0
Change booked through equity	(8.624)	9.353

Change in deferred tax	(42.683)	(1.019)

The net deferred tax asset and liability are reflected on the Company’s consolidated statement of financial position at December 31, 2009 and 2008, as follows:

Consolidated Financial Statements	NOTES	F - 31

QIAGEN N.V.

(in US$ thousands)	2009	2008
Deferred tax assets	87.688	118.165
Deferred tax liabilities	(277.455)	(265.249)

Net deferred tax assets (liabilities)	(189.767)	(147.084)

At December 31, 2009, the Company had US$ 66,0 million of U.S. federal net operating loss (NOL) carryforwards. These amounts include US$ 9,4 million related to deductions for equity awards.

These NOLs have, for the most part, been acquired in recent acquisitions and a portion of these NOLs are subject to limitations under Section 382 of the Internal Revenue Code. As of December 31, 2009 and 2008, the Company had other foreign carryforwards totaling approximately US$ 45,6 million and US$ 36,4 million, respectively. These NOLs were primarily generated from acquisitions and operating losses from the Company’s subsidiaries. A portion of these NOLs, approximately US$ 34,3 million at December 31, 2009, expire in various years through 2021. The balance does not expire.

Deferred tax assets have been recognized to the extent that it is probable that future taxable profits will be available against which these NOL carryforwards can be utilized. For NOL carryforwards resulting in deferred tax assets amounting to US$ 15,6 million and US$ 17,3 million as of December 31, 2009 and 2008, respectively, no deferred tax assets were recognized as the future utilization was not probable.

The Company has undistributed earnings in foreign subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, in some jurisdictions the Company would be subject to withholding taxes payable to the foreign countries or the receipts would be subject to tax. For those subsidiaries where the earnings are considered to be permanently reinvested, no provision for taxes has been provided. At December 31, 2009 and 2008, the Company had deferred income tax liabilities of approximately US$ 0,9 million and US$ 0,6 million, respectively, for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company. Determination of the amount of unrecognized deferred U.S. tax liability on those unremitted earnings is not practicable because of the complexities associated with this hypothetical calculation.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statute of limitations, accruals are adjusted as necessary. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than those which have been estimated and accrued by the Company. Present obligations that are probable to result in an outflow of resources are included in income taxes payable.

16.	Cash and Cash Equivalents

(in US$ thousands)	2009	2008
Cash at bank and on hand	679.882	98.620
Short-term bank deposits	147.456	236.319

Cash and Cash Equivalents	827.338	334.939

Short-term bank deposits have a maturity of three months or less. All funds are placed with banks with a high credit rating (minimum rating A).

Consolidated Financial Statements	NOTES	F - 32

QIAGEN N.V.

17.	Available-for-sale Financial Instruments

Equity securities	0	4.175
Debt securities	40.000	0

Available-for-sale financial instruments	40.000	4.175

thereof current Afs financial instruments	40.000	0
thereof non-current Afs financial instruments	0	4.175

The Company has made strategic investments in certain companies that are classified as available-for-sale equity securities. These investments are carried at fair value. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

During 2009 the Company sold its investment in a privately-held company which had been accounted for under the cost-method of accounting, and realized a gain of US$ 10,5 million. The proceeds were received in January 2010.

During the third quarter of 2008 in connection with the acquisition of Corbett, the Company recorded a US$ 4,0 million impairment of its investment in Operon Biotechnologies, Inc. based on the Company’s assessment of the recoverability of the investment amount. Following the acquisition of Corbett, management anticipated a change in the Company’s purchasing pattern of the investee’s products, which is expected to negatively impact the forecasted financial condition of the investee. Accordingly, the Company believes the known impact to the investee’s financial condition, absent other evidence indicating a realizable value of the investment, indicates that the Company’s investment will become significantly devalued or worthless and that recoverability of the asset through future cash flows is not considered likely enough to support the current carrying value. The Company has no contractual obligation to provide any additional investment or other financing beyond its present investment in the investee. The impairment is included in other expense, net in the accompanying consolidated income statement.

At December 31, 2009, the Company had investments in current available-for-sale debt securities which had a fair market value and cost of approximately US$ 40,0 million. For additional information on fair value measurement please refer to Note 28. At December 31, 2008, the Company had no investments in current available-for-sale debt securities.

Unrealized gains and losses on available-for-sale equity and debt securities, net of any realized amounts are included in reserves.

For the years ended December 31, 2009 and 2008, proceeds from sales of available-for-sale equity and debt securities totaled US$ 0 million and US$ 2,3 million, respectively. Realized gains in 2009 were US$ 10,5 million (2008: US$ 0). The proceeds were received in January 2010.

The Company periodically reviews the carrying value of its investments for impairment, considering factors such as the most recent stock transactions and book values from the most recent financial statements.

Movements in available-for-sale financial assets during 2009 were as follows:

Consolidated Financial Statements	NOTES	F - 33

QIAGEN N.V.

(in US$ thousands)	2009	2008
January, 1st	4.175	6.313
Instruments acquired during the year	40.000	4.175
Disposals	(4.175)	(2.313)
Impairments	0	(4.000)

December 31st	40.000	4.175

18.	Trade Accounts Receivable

(in US$ thousands)	2009	2008
Trade accounts receivable	192.287	157.174
Provision for doubtful accounts	(3.402)	(3.070)
Notes receivable	4.852	4.336

Trade Accounts Receivable	193.737	158.440

The Group sells its products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as the Group has a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

The following table provides a breakdown of trade accounts receivable which are neither past due nor impaired and which are past due but not impaired at the balance sheet date:

(in US$ thousands)	Carrying amount	Thereof neither past due nor impaired	Less than 30 days	Between 31 to 60 days	Between 61 to 90 days	More then 90 days
December 31, 2009
Trade accounts receivable	188.885	114.440	39.754	13.524	8.259	12.908

December 31, 2008
Trade accounts receivable	154.104	97.146	31.843	10.552	6.816	7.747

With respect to the trade accounts receivable that are neither impaired nor past due, there are no indications as of the balance sheet date that the debtors will not meet their payment obligations.

The notes receivable represent a written promise from customers to pay definite amounts of money on specific future dates.

The following table shows the development of allowances on trade accounts receivable:

(in US$ thousands)	2009	2008
Provision for doubtful accounts as at January, 1st	3.070	3.344
Additions (recognized as expense)	1.705	827
Write-offs	(562)	(703)
Currency translation adjustments	(811)	(398)

Provision for doubtful accounts as at December 31st	3.402	3.070

All additions and write-offs relate to allowances for individual impairments.

Consolidated Financial Statements	NOTES	F - 34

QIAGEN N.V.

19.	Inventories

(in US$ thousands)	2009	2008
Raw materials	38.061	34.820
Work in process	42.803	36.305
Finished goods	49.987	37.438

Inventories	130.851	108.563

Included in inventories as of December 31, 2009, are US$ 18,1 million (2008: US$ 8,2 million) of inventory provisions. The movement in inventory provisions was recorded as a write-down under cost of sales. During 2009 inventories in the amount of US$ 127,8 million have been recognized as cost of sales (2008: US$ 112,3 million). As a consequence of the SABiosciences acquisition we recognized impairment charges of US$ 3,4 million on finished goods not needed to fulfill pending orders and replaced by products of the acquired business. The impairment charge was recognized as an expense under cost of sales.

20.	Prepaid Expenses and Other Current Assets

(in US$ thousands)	2009	2008
Prepaid Expenses	22.708	18.176
Escrow in connection with acquisitions	37.094	25.139
Receivables from selling equity securities	14.675	0
Value added tax	7.865	10.427
Fair values of derivative financial instruments	947	0
Other	2.962	2.355

Prepaid Expenses and other current assets	86.251	56.097

Please refer to Note 29 for additional information on fair values of derivative financial instruments.

21.	Property, Plant and Equipment

Cost	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improve- ments	Construction in progress	Total
Jan.1, 2008	222.603	111.946	52.895	16.975	7.842	412.261

Currency adjustments	(6.379)	(2.863)	(1.605)	(126)	(248)	(11.221)
Additions	1.691	22.726	7.728	3.739	9.498	45.382
Business combinations	0	1.852	0	0	0	1.852
Disposals	(560)	(5.449)	(1.160)	(64)	(415)	(7.648)
Transfers	19	3.725	925	1.077	(5.746)	0

Dec. 31, 2008	217.374	131.937	58.783	21.601	10.931	440.626

Currency adjustments	4.662	5.581	1.756	974	257	13.230
Additions	5.886	10.058	7.579	1.936	16.679	42.138
Business combinations	0	3.289	907	412	320	4.928
Disposals	0	(10.033)	(4.308)	(489)	(70)	(14.900)
Transfers	1.046	1.575	5.957	186	(11.118)	(2.354)

Dec. 31, 2009	228.968	142.407	70.674	24.620	16.999	483.668

Consolidated Financial Statements	NOTES	F - 35

QIAGEN N.V.

Property, Plant and Equipment (continued)

Amortization	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improve- ments	Construction in progress	Total
Jan.1, 2008	(30.612)	(59.841)	(38.424)	(11.901)	0	(140.778)

Currency adjustments	1.220	2.276	1.506	184	0	5.186
Additions	(8.412)	(19.505)	(6.348)	(2.245)	0	(36.510)
Disposals	5	4.540	949	52	0	5.546

Dec. 31, 2008	(37.799)	(72.530)	(42.317)	(13.910)	0	(166.556)

Currency adjustments	(981)	(2.686)	(1.363)	(686)	0	(5.716)
Additions	(8.420)	(17.712)	(7.179)	(2.494)	0	(35.805)
Disposals	0	12.525	5.100	328	0	17.953

Dec. 31, 2009	(47.200)	(80.403)	(45.759)	(16.762)	0	(190.124)

Net book value
Dec. 31, 2008	179.575	59.407	16.466	7.691	10.931	274.070

Dec. 31, 2009	181.768	62.004	24.915	7.858	16.999	293.544

No property, plant and equipment were pledged as security against non-current financial debts at December 31, 2008 and 2009. The net carrying amount of property, plant and equipment under finance lease contracts amounts to US$ 8,6 million as of December 31, 2009 (December 31, 2008: US$ 9,1 million).

The asset’s residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end.

22.	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2009, are as follows:

(in US$ thousands)	2009	2008
Goodwill as at January, 1st	1.166.391	1.120.374
Goodwill acquired during the year	114.709	79.930
Adjustments for earn-out payments	28.946	1.404
Other	13.729	(7.251)
Currency adjustments	26.141	(28.066)

Goodwill as at December 31st	1.349.916	1.166.391

With respect to additions to goodwill reference is made to 9. ‘Acquisitions’. In 2009 and 2008, purchase adjustments primarily reflect adjustments to the acquired tax assets and liabilities along with final settlements of escrow accounts.

In the fourth quarter of 2009, we performed our annual impairment assessment of goodwill (using data as of October 1, 2009) in accordance with the provisions of IAS 36. For the goodwill acquired in 2009 the purchase price allocation as of December 31, 2009, is preliminary and accordingly no impairment test was performed during 2009. No events or changes in circumstances indicated that the acquired goodwill might

Consolidated Financial Statements	NOTES	F - 36

QIAGEN N.V.

be impaired. In testing for potential impairment, we measured the estimated fair value of our cash generating units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units or groups of cash generating units that are expected to benefit from that business combination. For this purpose operating segments were identified which generate cash flows which are separable from the cash flows of other operating segments. While in most cases this determination is based on products and technologies, in some cases the determination is based on subsidiaries. For impairment testing, the recoverable amount of goodwill allocated to a cash generating unit (higher of the cash generating unit’s fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating units. Value in use is normally assumed to be higher than the fair value less selling costs, therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit.

Key assumptions used in the value in use calculations

The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (six years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period. The discount rates used are based on the weighted average cost of capital (8,50%; 2008: 8,61%) as calculated using the Black Scholes valuation model and verified by external analyst reports.

Sensitivity to changes in assumptions

Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. The calculation of value in use is most sensitive to discount rates and growth rates used.

Discount rates reflect management’s estimate of the risks profile for the respective valuation object. The discount rates used are based on the weighted average cost of capital (8,50%; 2008: 8,61%) as calculated using the Black Scholes valuation model and verified by external analyst reports.

The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.

We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2009. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

The allocation of the carrying amount of goodwill as of December 31, 2009, to the cash generating units and key assumptions used for the value in use calculations is presented below:

Consolidated Financial Statements	NOTES	F - 37

QIAGEN N.V.

(in US$ thousands)	Dec. 31, 2009	Dec. 31, 2008
HPV	926.153	925.825
PCR Detection	106.910	48.778
PCR Arrays	62.841	0
Companion Daignostics	53.573	0
IVD Assays	37.445	36.202
Electrophoresis	25.237	25.262
Whole Genome Amplification	23.380	22.591
Multiplex Assays	19.142	19.142
Mag Attract	21.834	18.040
Pyrosequencing	20.531	16.969
Large Scale Sampling	16.240	16.240
Others	36.630	37.342

Goodwill	1.349.916	1.166.391

The changes in the carrying amount of goodwill during the year ended December 31, 2009, resulted from the 2009 acquisitions, foreign currency translation and purchase price adjustments primarily related to tax matters in connection with prior year acquisitions. During 2009 following the corporate restructuring of subsidiaries acquired in connection with the Digene acquisition in 2007, goodwill was allocated to the remaining operating subsidiaries. Additionally, during 2009, an impairment loss of US$ 1,6 million of goodwill from a previous acquisition was recognized following the Company’s acquisition of DxS Ltd. in September 2009. The goodwill impairment loss is related to the Germany segment and is recorded in general and administrative, business integration, relocation, restructuring and related costs in the consolidated income statement.

Other cash generating units result from nine acquisitions which are individually and in the aggregate insignificant.

23.	Intangible Assets

Cost	Technology rights and patents	Software licenses	Development expense	Other intelectual properties	Total
Jan.1, 2008	561.164	37.648	75.322	143.073	817.207

Currency adjustments	(5.669)	(860)	(614)	(1.267)	(8.410)
Additions	4.075	7.940	29.764	583	42.362
Business combinations	52.600	0	1.000	18.700	72.300
Disposals	(2)	(460)	0	(378)	(840)
Transfers	0	0	0	0	0

Dec. 31, 2008	612.168	44.268	105.472	160.711	922.619

Currency adjustments	13.022	1.083	7.658	5.524	27.287
Additions	16.922	10.041	20.875	257	48.095
Business combinations	68.738	152	0	95.162	164.052
Disposals	-450	-4.854	-3.214	(27)	(8.545)
Transfers	0	2.354	0	0	2.354

Dec. 31, 2009	710.400	53.044	130.791	261.627	1.155.862

Consolidated Financial Statements	NOTES	F - 38

QIAGEN N.V.

Intangible Assets (continued)

Amortization	Technology rights and patents	Software licenses	Development expense	Other intelectual properties	Total
Jan.1, 2008	(54.863)	(25.640)	(11.677)	(10.267)	(102.447)

Currency adjustments	2.122	590	400	377	3.489
Additions	(55.967)	(4.074)	(10.465)	(13.972)	(84.478)
Disposals	0	458	0	0	458

Dec. 31, 2008	(108.708)	(28.666)	(21.742)	(23.862)	(182.978)

Currency adjustments	(2.715)	(708)	(120)	(766)	(4.309)
Additions	(61.879)	(4.434)	(11.658)	(17.568)	(95.539)
Impairment losses	(5.000)	0	(2.334)	0	(7.334)
Disposals	749	4.687	3.214	17	8.667

Dec. 31, 2009	(177.553)	(29.121)	(32.640)	(42.179)	(281.493)

Net book value
Dec. 31, 2008	503.460	15.602	83.730	136.849	739.641

Dec. 31, 2009	532.847	23.923	98.151	219.448	874.369

The amortization on intangible assets is allocated to the functional areas in which the respective intangible assets are used (primarily cost of sales, R&D and S&M). In 2009 acquisition related intangible amortization in the amount of US$ 53,6 million is included in cost of sales (2008: US$ 48,7 million) and acquisition related intangible amortization in the amount of US$ 18,6 million is included in S&M expenses (2008: US$ 14,8 million in S&M expenses and US$ 3,0 million in R&D expenses). Impairment losses on technology rights and patents of US$ 5,0 million are due to the acquisitions of DxS and SABiosciences and the discontinuation of certain products (Note 9). Impairment charges on development expense result from an impairment review of internally generated assets (please refer to Note 5).

The weighted-average amortization period for the intangible assets acquired with DxS is 15 years and with SABiosciences is 10 years.

24.	Investments in Associates

QIAGEN has a 50% interest in an associated company, PreAnalytiX GmbH (PreAnalytiX). The investment is accounted for under the equity method, because of lack of relevant control the investment does not qualify to recognize as joint venture. The Company has been a 50% partner in PreAnalytiX since November 1999, when the company was formed. PreAnalytiX develops, manufactures and markets integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. For further information on PreAnalytix reference is made to 35. ‘Related Party Transactions’.

Amounts from Equity-Accounted Investments considered in statement of financial position and income statement are as follows:

Consolidated Financial Statements	NOTES	F - 39

QIAGEN N.V.

(in US$ thousands)	Shareholding	2009	2008
PreAnalytix GmbH	50,0%	10.894	7.008
QBM Cell Science	19,5%	394	443
DX Assays Pte. Ltd.	33,3%	0	316
Other	div.	11	0

Investments in Statement of Financial Position		11.299	7.767

PreAnalytix GmbH		2.888	1.459
QBM Cell Science		(49)	(61)
DX Assays Pte. Ltd.		(316)	(408)

Gain from Investments in Income Statement		2.523	990

As a QIAGEN representative has a board seat at QBM Cell Science, QIAGEN has significant influence on that company. Accordingly, the share in QBM Cell Science is recorded at equity in spite of the fact that QIAGEN’s share is below 20%. The following overview reflects 100% of the assets and liabilities of the relating companies.

(in US$ millions)	PreAnalytiX GmbH	QBM Cell Science	DX Assays Pte. Ltd.
As of December 31, 2009:
Total Assets	20,8	0,4	5,0
Shareholders’ equity	19,6	0,4	0,3
Net Sales	10,7	0,4	2,2
Net Income / (loss)	5,1	0,0	—

As of December 31, 2008:
Total Assets	16,4	0,2	4,9
Shareholders’ equity	15,9	0,2	0,2
Net Sales	10,2	0,3	0,1
Net Income / (loss)	3,9	(0,3)	—

At December 31, 2009 and 2008, the Company had a loan receivable of US$ 1,4 million, respectively, included in other non-current assets, due from Dx Assays, which bears interest at 15% and is due in March 2013.

25.	Financial Debts

Face value of the note payable is U$ 500,0 million bearing interest calculated at LIBOR plus a variable margin ranging from 0,631% to 1,068% and 1,011% to 5,545% (floating-rate), due on July 12, 2012 with payments beginning in 2009. The convertible bond 2006/2026 has a face value of U$ 300,0 million bearing interest at a rate of 3,25% (fixed-rate). The convertible bond 2004/2024 with face value U$ 150,0 million bearing interest at a rate of 1,50% (fixed rate).

Consolidated Financial Statements	NOTES	F - 40

QIAGEN N.V.

(in US$ thousands)	2009	2008
Note payable	475.000	500.000
Convertible Bond 2006/2026	265.783	256.767
Convertible Bond 2004/2024	135.627	129.846

Total current and non-current financial debts	876.410	886.613

Less current portion of financial debts	52.016	27.016

Total non-current financial debts	824.394	859.597

Total amount secured	475.000	500.000
Unused lines of credit for short-term financing	183.700	165.190

Breakdown by maturities for payments due for nominal amounts and future interest and development of future carrying values as per December 31, 2009 is as follows:

(in US$ thousands)	Carrying value	Note payable (floating-rate)	Convertible bonds (fixed-rate)	Total Cash out
2010	52.016	74.583	11.925	86.508
2011	209.830	95.932	156.128	252.060
2012	230.000	241.330	9.750	251.080
2013	384.564	122.440	303.683	426.123
thereafter	0	0	0	0

Total financial debts 2009	876.410	534.285	481.486	1.015.771

For the year ended December 31, 2008:

(in US$ thousands)	Carrying value	Note payable (floating-rate)	Convertible bonds (fixed-rate)	Total Cash out
2009	27.016	51.847	11.925	63.772
2010	50.000	74.583	11.925	86.508
2011	204.048	95.932	156.128	252.060
2012	230.000	241.330	9.750	251.080
2013	375.549	122.440	303.683	426.123
thereafter	0	0	0	0

Total financial debts 2008	886.613	586.132	493.411	1.079.543

On July 13, 2007, the Company signed a Syndicated Multi-Currency Term Loan and Revolving Credit Facilities Agreement with Deutsche Bank AG, Deutsche Bank Luxembourg S.A., and the lenders named in the agreement. The lenders made available to the Company an aggregate amount of US$ 750 million in the form of a US$ 500 million term loan, a US$ 100 million bridge loan, and a US$ 150 million revolving credit facility. Under the agreement, the US$ 500 million term loan will mature in July 2012 with an amortization schedule commencing July 2009. In July 2009, US$ 25 million was repaid. The US$ 100 million bridge loan was utilized and repaid within the third quarter of 2007. The US$ 150 million revolving credit facility will expire in July 2012. The proceeds of the debt were loaned to a subsidiary of QIAGEN N.V., and QIAGEN N.V. has guaranteed the debt. The loan agreements contain certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2009.

Consolidated Financial Statements	NOTES	F - 41

QIAGEN N.V.

The carrying amounts of current and non-current financial debts, excluding the convertible bonds, approximate their fair values. The fair values are based on future cash flows using market rates of interests for borrowings with similar credit status and maturities.

The Company has eleven separate lines of credit amounting to US$ 183,7 million with variable interest rates, US$ 0,9 million of which was utilized at December 31, 2009. There were no significant current borrowings outstanding at December 31, 2009 and 2008.

Interest expense on non-current debt was US$ 38,6 million for the year ended December 31, 2009 (2008: US$ 45,4 million).

(in US$ thousands)	2009	2008
Face value (2004)	145.000	145.000
Transaction costs	(3.300)	(3.300)
Equity conversion component	(35.584)	(35.584)

Liabilitiy component on initial recognition (August 2004)	106.116	106.116

Accrued interest expense	29.511	23.730

Convertible Bond 2004/2024	135.627	129.846

In August 2004, the Company completed the sale of US$ 150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,5 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 12,6449 per share, subject to adjustment. In November 2008, the Company issued 395.417 common shares upon the exercise of a portion of the subscription rights in connection with the conversion of US$ 5,0 million of the Notes. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2009, was approximately US$ 262,5 million (December 31, 2008: US$ 206,4 million). The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,5 million shares of common stock for issuance in the event of conversion.

(in US$ thousands)	2009	2008
Face value (2006)	300.000	300.000
Transaction costs	(4.788)	(4.788)
Equity conversion component	(60.561)	(60.561)

Liabilitiy component on initial recognition (August 2004)	234.651	234.651

Accrued interest expense	31.132	22.116

Convertible Bond 2006/2026	265.783	256.767

In May 2006, the Company completed the sale of US$ 300,0 million principal amount of 3,25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15,0 million shares of common shares at the option of the

Consolidated Financial Statements	NOTES	F - 42

QIAGEN N.V.

holder upon the occurrence of certain events at a price of US$ 20,00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2009, was approximately US$ 387,3 million (December 31, 2008: US$ 276,1 million). The effective interest rate of the Notes amounts to 7,3%. The Company has reserved 15,0 million of common stock for issuance in the event of conversion.

26.	Provisions

(in US$ thousands)	Jan. 1, 2009	Utilization	Reversal	Addition	Currency adjustments	Dec. 31, 2009
Warranty	2.724	(759)	(93)	1.347	249	3.468
Acquisition related costs	2.823	(5.232)	0	7.876	91	5.558

Current Provisions	5.547	(5.991)	(93)	9.223	340	9.026

The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty cost is recorded when consumables are shipped and when title on instrumentation equipment passes to the customer.

The provision for acquisition and related costs primarily relates to severance and employee related costs as well as to lease and related costs.

For all provisions it is expected that the respective costs will be incurred in the next financial year.

27.	Other Current Liabilities

(in US$ thousands)	2009	2008
Payroll and related accrued liabilities	49.388	32.271
Preacquisition contingencies assumed in acquisition	40.828	25.139
Accrued earn-out and milestones payments	27.273	1.404
Fair values of derivative financial instruments	26.658	22.652
Royalties	18.313	16.610
Deferred revenue	15.943	12.049
Professional and other fees	5.768	6.423
Other liabilities	49.487	35.526

Other current liabilities	233.658	152.074

Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Liabilities for professional and other fees are recorded when the respective services are received.

For additional information on fair values of derivative financial instruments please refer to Note 29.

Other current liabilities are non-interest bearing and have an average term of six months.

Consolidated Financial Statements	NOTES	F - 43

QIAGEN N.V.

28.	Other Non-Current Liabilities

Other non-current liabilities include negative fair values of derivative financial instruments as at December 31, 2009 of US$ 9.801 (December 31, 2008: US$ 3.078. Please refer to Note 29 and 36 for further information. At December 31, 2009 derivative financial instruments included in other non-current liabilities have a remaining term between one and three years.

29.	Fair Value Measurements

Financial Instruments are measured at fair value according the following hierarchy which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Quoted prices in active markets for the same instrument;

•	Level 2: Quoted prices in active markets for similar instruments or other valuation techniques for which all significant inputs are based on observable market data, either directly or indirectly;

•	Level 3: Valuation techniques for which any significant input is not based on observable data.

The Company’s assets and liabilities measured at fair value on a recurring basis consist of short-term investments, which are classified in Level 1 of the fair value hierarchy, and derivative contracts used to hedge currency and interest rate risk, which are classified in Level 2 of the fair value hierarchy and are shown in the table below. In determining fair value, both the counterparty credit risk and the Company’s creditworthiness are considered. To determine the Company’s credit risk we estimated the Company’s credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, the Company’s credit risk was quantified by reference to publicly-traded debt with a corresponding rating. During the reporting period ending 31 December 2009, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

(in US$ thousands)	Level 1	Level 2	Level 3	Dec. 31, 2009
Current available-for-sale financial instruments	40.000	—	—	40.000
Foreign exchange contracts	—	947	—	947

Assets	40.000	947	—	40.947

(in US$ thousands)	Level 1	Level 2	Level 3	Dec. 31, 2009
Foreign exchange contracts	—	30.185	—	30.185
Interest rate contracts	—	6.274	—	6.274

Liabilities	—	36.459	—	36.459

Total disclosure of fair values included in the consolidated statement of financial position is as follows:

Consolidated Financial Statements	NOTES	F - 44

QIAGEN N.V.

	Assets		Liabilities
(in US$ thousands)	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Interest Rate Swaps - hedged	—	—	6.274	6.811
Foreign Currency Forward Contracts - hedged	—	—	5.750	8.028
Cross Currency Swaps - hedged	—	—	16.745	—
Foreign Currency Swaps - non hedged	947	344	7.690	10.891

Fair values of derivatives	947	344	36.459	25.730

Prepaid expenses and other current assets	947	344	—	—
Other current liabilities	—	—	26.658	22.652
Other non-current liabilities	—	—	9.801	3.078

30.	Common Shares

On September 30, 2009, the Company completed an offering pursuant to which QIAGEN N.V. sold an aggregate of 31,625 million common shares, including 4,125 million common shares upon exercise of the underwriters’ over-allotment option, at an offering price of US$ 20,25 / EUR 13,82 per common share for aggregate gross proceeds of approximately US$ 640,4 million. The Company received net proceeds from the offering of US$ 623,6 million, after deducting US$ 12,8 million of underwriting commissions and US$ 4,0 million of offering expenses, net of related tax benefits. Issued common shares (410.000.000 par EUR 0,01) as per December 31, 2009: 232.074 thousands (December 31, 2008: 197.839 thousands).

31.	Retained Earnings

At the Annual General Meeting of Shareholders on June 30, 2010, the Board of Directors will propose to carry forward the profit for the year of QIAGEN N.V., the holding company of the Group, which is determined in accordance with the legal provisions of the Dutch Civil Code.

32.	Share-Based Payments

The Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) in 2005. The Plan allows for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, options vest over a three-year period. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all option grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The Company issues new common shares to satisfy option exercises and had approximately 15,5 million shares of common stock reserved and available for issuance under this plan at December 31, 2009.

In connection with the acquisition of Digene Corporation during the third quarter of 2007, the Company assumed three additional equity incentive plans. No new grants will be made under these plans. The Company had approximately 0,4 million common stock reserved and available for issuance under these plans at December 31, 2009.

Consolidated Financial Statements	NOTES	F - 45

QIAGEN N.V.

Stock Options

During the years ended December 31, 2009 and 2008, the Company granted 491.714 and 432.725 stock options, respectively. Following are the weighted-average assumptions used in valuing the stock options granted to employees for the years ended December 31:

	2009	2008
Stock price volatility	40,0%	38,0%
Risk-free interest rate	2,1%	2,9%
Expected life (in years)	5,0%	5,3%
Dividend rate	0,0%	0,0%
Forfeiture rate	7,7%	8,5%

Generally, stock option grants are valued as a single award with a single average expected term and are amortized over the vesting period. The weighted-average grant-date fair value of options granted during years ended December 31, 2009 and 2008, was US$ 6,33 and US$ 7,80, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was US$ 16,7 million and US$ 14,9 million, respectively. At December 31, 2009, the unrecognized share-based compensation expense related to employee stock option awards is approximately US$ 3,3 million and will be recognized over a weighted average period of approximately 1,74 years.

At December 31, 2009 and 2008, options were exercisable with respect to 7,4 million and 9,6 million common shares at a weighted average price of US$ 14,36 and US$ 13,91 per share, respectively. The options outstanding at December 31, 2009 expire in various years through 2019.

A summary of the status of the Company’s employee stock options as of December 31, 2009 and 2008, and changes during the years then ended is presented below:

	Stock Options	Weighted Average Excercise Price US$
Stock Option as at January 1, 2009	10.274.996	14,26
Granted	491.714	16,94
Excercised	(2.241.848)	12,01
Forfeitured	(243.303)	24,06

December 31, 2009	8.281.559	14,74

Excercisable at December 31, 2009	7.448.952	14,36

Stock Option as at January 1, 2008	11.362.641	13,63
Granted	432.725	20,34
Excercised	(1.340.914)	9,92
Forfeitured	(179.456)	21,12

December 31, 2008	10.274.996	14,26

Excercisable at December 31, 2008	9.599.027	13,91

Consolidated Financial Statements	NOTES	F - 46

QIAGEN N.V.

Restricted Stock Units

Restricted stock units represent rights to receive common shares at a future date. There is no exercise price and the fair market value at the time of the grant is amortized to expense over the vesting period, generally 10 years. The fair market value is determined based on the number of restricted stock units granted and the market value of the Company’s shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6,3% (2008: 6,0%). At December 31, 2009, there was US$ 36,9 million remaining in unrecognized compensation cost related to these awards, which is expected to be recognized over a weighted average period of 8,6 years (December 31, 2008: US$ 23,2 million over a weighted average period of 8,0 years). The weighted average grant date fair value of restricted stock units granted during the year ended December 31, 2009, was US$ 16,96 (December 31, 2008: US$ 21,06). The total fair value of restricted stock units released during the years ended December 31, 2009 and 2008, was US$ 6,9 million and US$ 10,3 million, respectively.

A summary of the Company’s restricted stock units as of December 31, 2009 and 2008 is presented below:

	2009	2008
RSU as at January, 1st	1.908.161	1.585.558
Granted	1.601.504	804.566
Released	(368.277)	(388.342)
Forfeitured	(102.231)	(93.621)

RSU as at December 31st	3.039.157	1.908.161

Compensation Expense

Share-based compensation expense for the years ended December 31, 2009 and 2008 totaled approximately US$ 9,7 million and US$ 9,8 million, respectively as shown in the table below. No share-based compensation cost was capitalized in inventory in 2009, 2008 or 2007 as the amounts were not material. The actual tax benefit realized for the tax deductions of the share-based payment arrangements totaled US$ 5,9 million and US$ 9,9 million, respectively, for the years ended December 31, 2009 and 2008.

(in US$ thousands)	2009	2008
Cost of sales	799	968
Research and development	1.826	1.818
Sales and marketing	1.936	2.999
General and administrative	5.186	3.620
Acquisition and integrated related	0	386

Share-based compensation expense before any tax	9.747	9.791
Income tax benefit	2.913	3.025

Share-based compensation expense, net of tax	6.834	6.766

33.	Commitments and Contingencies

Lease commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2016. Certain rental commitments provide for escalating rental payments or have renewal options extending through various years. Certain facility and equipment leases constitute finance leases expiring in

Consolidated Financial Statements	NOTES	F - 47

QIAGEN N.V.

various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these finance lease obligations. Rent expense under non-cancelable operating lease agreements was US$ 13,0 million in 2009 and US$ 11,2 million in 2008.

Minimum future obligations under finance and operating leases at December 31, 2008, are as follows:

(in US$ thousands)	Finance Leases	Operating Leases
2010	5.275	8.598
2011	5.327	6.211
2012	5.351	3.971
2013	5.281	1.365
2014	5.237	669
Thereafter	12.464	544

Total minimum lease obligations	38.935	21.358

Less: amount representing interest	7.964
Less: current portion	3.417

Present value of minimum lease obligations	27.554

The information for the comparative period is provided below:

(in US$ thousands)	Finance Leases	Operating Leases
2009	4.971	8.399
2010	4.964	6.660
2011	5.000	4.301
2012	4.989	2.025
2013	5.055	554
Thereafter	17.384	49

Total minimum lease obligations	42.363	21.988

Less: amount representing interest	9.661
Less: current portion	2.984

Present value of minimum lease obligations	29.718

There are no material renewal or purchase options and escalation clauses included in the lease agreements.

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 25% of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of US$ 18,3 million and US$ 16,6 million at December 31, 2009 and 2008, respectively. Royalty expense relating to these agreements amounted to US$ 47,2 million and US$ 34,0 million for the years ended December 31, 2009 and 2008, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending

Consolidated Financial Statements	NOTES	F - 48

QIAGEN N.V.

on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2009, the Company had commitments with several vendors to purchase certain products, and for future minimum guaranteed royalties. They are as follows:

(in US$ thousands)	Purchase Commitments	Royalty Commitments
2010	44.383	725
2011	6.157	692
2012	231	655
2013	188	655
2014	187	655
Thereafter	1.008	563

Total licensing and purchase commitments	52.154	3.945

The information for the comparative period is provided below:

(in US$ thousands)	Purchase Commitments	Royalty Commitments
2010	25.617	4.670
2011	5.968	1.212
2012	189	742
2013	181	642
2014	181	670
Thereafter	1.155	816

Total licensing and purchase commitments	33.291	8.752

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed in detail under 9. ‘Acquisitions’ the Company could be required to make additional contingent cash payments totaling up to US$ 106,2 million based on the achievement of certain revenue and operating results milestones as follows: US$ 18,6 million in 2010, US$ 16,5 million in 2011, US$ 16,2 million in 2012 and US$ 54,9 million payable in any 12 month period from now until 2014 if certain criteria are met. Of the US$ 106,3 million total contingent obligations, approximately US$ 40,8 million is accrued as of December 31, 2009.

In the prior year (December 31, 2008) the potential contingent cash payments for acquisitions were as follows: US$ 7,9 million in 2009, US$ 15,9 million in 2010, US$ 3,2 million in 2011, US$ 3,5 million in 2012 and US$ 11,5 payable in any 12 month period from now until 2012 if certain criteria are met.

Employment Agreements

Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2009, the total commitment under these agreements totaled US$ 18,9 million (December 31, 2008: US$ 17,6 million).

Contingencies

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year

Consolidated Financial Statements	NOTES	F - 49

QIAGEN N.V.

from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third-party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2009 and 2008, appropriately reflect the estimated cost of such warranty obligations.

Preacquistion Contingencies

In connection with the 2009 and 2008 acquisitions, amounts were paid into escrow accounts to cover preacquistion contingencies assumed in the acquisitions. The escrow amounts expected to be claimed by QIAGEN are recorded as an asset in prepaid and other expenses and amount to US$ 37,1 million and US$ 25,1 million as of December 31, 2009 and 2008, respectively. In addition, the Company has recorded US$ 40,8 million and US$ 25,1 million for preacquistion contingencies as a liability under accrued and other liabilities as of December 31, 2009 and 2008, respectively.

Litigation

From time to time, QIAGEN may be party to legal proceedings incidental to its business. As of December 31, 2009, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN or its subsidiaries. These matters have arisen in the ordinary course and conduct of business, as well as through acquisition. As a result of the third quarter 2007 acquisition of Digene and the third quarter 2008 acquisition of Corbett, QIAGEN is now involved in various claims and legal proceedings, including those related to protection of its owned and licensed intellectual property. Although it is not possible to predict the outcome of such litigation, based on the facts known to QIAGEN and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on QIAGEN’s financial position or results of operations.

i) Digene Corporation v. F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc.

In December 2006, Digene filed for arbitration with the International Centre for Dispute Resolution of the American Arbitration Association in New York against F. Hoffmann-LaRoche Ltd. and Roche Molecular Systems, Inc. (collectively Roche) for breach of contract of a 1990 Cross License Agreement between Digene and Roche for rights to certain HPV patents. Digene alleged that Roche had breached this license agreement by entering into a Supply and Purchase Agreement with Gen-Probe, Inc. (Gen-Probe) in violation of the terms of the Cross License Agreement. On July 13, 2007, the arbitration panel granted Gen-Probe’s request to intervene as a respondent in the arbitration. On April 1, 2009, the arbitration panel granted an interim award denying QIAGEN’s breach of contract claims and consequently also the damages. On April 15, 2009, Roche and Gen-Probe filed motions for reimbursement of attorneys’ fees. On August 12, 2009, the arbitration panel issued a total award of $6.3 million, including administrative and arbitrator fees and on August 13, 2009, the Company filed a petition in the Supreme Court of the State of New York to vacate or modify the award of the arbitrators. On August 20, 2009, Roche and Gen-Probe filed a joint petition to confirm the award, and on September 23, 2009, the Court set the briefing/hearing schedule. On December 18, 2009, the District Court heard oral arguments on the petitions to vacate and confirm the arbitration award. The Court’s ruling in currently pending. QIAGEN will vigorously pursue this matter.

ii) Corbett v. Montreal Biotechnologies, Inc.

On February 19, 2009, M.H. Montreal Biotechnologies, Inc. (MBI) sued QIAGEN, Inc. and Corbett in the Circuit Court for Montgomery County, Maryland, seeking monetary damages. MBI claims that QIAGEN, Inc. intentionally interfered with MBI’s contractual relations with Corbett, intentionally interfered with MBI’s

Consolidated Financial Statements	NOTES	F - 50

QIAGEN N.V.

contractual and business relations with its customers, and engaged in unfair competition. Separately, MBI contends that Corbett breached its contract with MBI, breached the implied covenant of good faith and fair dealing, and also engaged in unfair competition. In a court hearing on October 14, 2009, the court dismissed the case against Corbett. MBI amended its complain on November 16, 2009, adding QIAGEN N.V. and QIAGEN GmbH as new defendants and changing certain contentions against QIAGEN. QIAGEN will remain a defendant in these proceedings and will vigorously defend the matter.

iii) QIAGEN Sciences, Inc. v. Operon Biotechnologies, Inc.

On July 2, 2009, Operon Biotechnologies, Inc. (Operon) commenced arbitration against QIAGEN Sciences, Inc. asserting a breach of a supply agreement between the parties and is seeking monetary damages. Operon asserts that QIAGEN failed to comply with the preferred supplier provisions of the agreement and that this breach has caused damages, including lost profits. QIAGEN is in the process of responding to this claim and will vigorously defend against the claim.

iv) QIAGEN Gaithersburg, Inc. v. Abbott GmbH & Co. KG.

On November 4, 2009, QIAGEN Gaithersburg, Inc. filed a patent infringement lawsuit against Abbott GmbH & Co. KG (Abbott) in the Dusseldorf District Court in Germany moving for injunctive relief as well as declaratory judgment on damages with respect to patent infringement. On January 19, 2010, a case management conference took place before the Dusseldorf District Court during which Abbott moved for dismissal of the complaint, and the Court set a due date of May 18, 2010 for Abbott’s statement of defense, with the Company’s reply due by September 21, 2010, and Abbott’s rejoinder due December 27, 2010. The hearing date is set for January 18, 2011. In reaction to the Dusseldorf lawsuit, Abbott has filed a motion to compel arbitration, including an anti-suit injunction against QIAGEN before the Northern District Court of Illinois. QIAGEN filed its opposition on March 8, 2010. An oral hearing is scheduled for April 20, 2010. QIAGEN will vigorously pursue this matter.

34.	Employee Benefits

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401(k) plans, including the plans acquired via business acquisitions, was US$ 2,0 million and US$ 2,2 million for the years ended December 31, 2009 and 2008, respectively. The Company also has a defined contribution plan which covers certain executives. Total costs included in personnel expense due to defined benefit plans were US$ 0,4 million in 2009 and US$ 0,4 million in 2008. The Company makes matching contributions up to an established maximum. Matching contributions to the plan totaled approximately US$ 0,4 million in the years ended December 31, 2009 and 2008.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was US$ 2,0 million at December 31, 2009, and US$

Consolidated Financial Statements	NOTES	F - 51

QIAGEN N.V.

2,7 million at December 31, 2008. Due to the insignificance of the defined benefit plans on the total assets the Company did not disclose all required information.

35.	Related Party Transaction

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2.750 per day for consulting services, subject to adjustment. The Company paid approximately US$ 0,2 million to Dr. Colpan for scientific consulting services under this agreement during each of the years ended December 31, 2009 and 2008.

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in the aggregate immaterial except for certain transactions with PreAnalytiX GmbH and Dx Assays Pte. Ltd.

The Company has a 50% interest in PreAnalytiX GmbH, which is accounted for under the equity method. The Company had accounts receivable from PreAnalytix of US$ 1,0 million and US$ 0,3 million, and accounts payable to PreAnalytix of US$ 0,3 million, as of December 31, 2009 and 2008 respectively.

During 2007, the Company made an initial investment of US$ 747.000 in Dx Assays Pte Ltd, a joint venture with Bio*One Capital. The Company’s investment represents a 33,3% interest in Dx Assays Pte Ltd. In 2008, the Company made a US$ 1,4 million loan to Dx Assays, which bears interest at 15% and is due in March 2013. During the year ended December 31, 2009, the Company recorded sales of US$ 1,8 million to Dx Assays. As of December 31, 2009, the Company had accounts receivable from Dx Assays of US$ 2,1 million and accounts payable to Dx Assays of US$ 0,9 million.

Compensation of Managing Board members:

The tables below state the amounts earned on an accrual basis by our directors and officers in 2009. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

Total annual compensation paid to Managing Board members:

(in US$ thousands)	2009	2008
Peer M. Schatz	1.894	1.773
Roland Sackers	876	847
Dr. Joachim Schorr	555	554
Bernd Uder	545	544

Annual Compensation	3.870	3.718

The compensation granted to the members of the Managing Board in 2009 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price at the time of grant. The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Consolidated Financial Statements	NOTES	F - 52

QIAGEN N.V.

Total long-term benefits granted to Managing Board member as per December 31, 2009:

	Defined contribution benefit plan US$	Stock options ‘000	Restricted stock units ‘000
Peer M. Schatz	81.000	123	394
Roland Sackers	73.000	40	129
Dr. Joachim Schorr	26.000	19	61
Bernd Uder	48.000	18	58

Total long-term benefits December 31, 2009	228.000	200	643

Total long-term benefits granted to Managing Board member as per December 31, 2008:

	Defined contribution benefit plan US$	Stock options ‘000	Restricted stock units ‘000
Peer M. Schatz	86.000	103	259
Roland Sackers	77.000	34	84
Dr. Joachim Schorr	27.000	16	40
Bernd Uder	50.000	15	38

Total long-term benefits December 31, 2008	240.000	168	421

Compensation of Supervisory Board

The Supervisory Board compensation for 2009 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board: EUR 30.000

•	Additional compensation payable to members holding the following Supervisory Board positions:

•	Chairman: EUR 20.000, Vice Chairman: EUR 5.000,

•	Audit Committee: Chairman EUR 15.000, each member EUR 7.500

•	Compensation Committee: Chairman EUR 10.000, each member EUR 5.000

Members of the Supervisory Board also receive EUR 1.000 for attending the Annual General Meeting and EUR 1.000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive EUR 1.000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Total annual Supervisory Board compensation:

Consolidated Financial Statements	NOTES	F -53

QIAGEN N.V.

(in US$ thousands)	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Commitee Membership	Variable Cash bonus	Total 2009
Prof. Dr. Detlev H. Riesner	42,0	28,0	15,5	—	7,0	92,5
Dr. Werner Brandt	42,0	21,0	7,0	—	7,0	77,0
Dr. Metin Colpan	42,0	—	15,5	—	7,0	64,5
Erik Hornnaess	42,0	21,0	8,5	10,5	7,0	89,0
Prof. Dr. Manfred Karobath	42,0	—	14,0	7,0	7,0	70,0
Heino von Prondzynski	42,0	—	12,5	10,5	7,0	72,0

Supervisory Board compensation						465,0

(in US$ thousands)	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Commitee Membership	Variable Cash bonus	Total 2008
Prof. Dr. Detlev H. Riesner	44,0	29,0	12,0	—	7,0	92,0
Dr. Werner Brandt	44,0	22,0	6,0	—	7,0	79,0
Dr. Metin Colpan	44,0	—	12,0	—	7,0	63,0
Erik Hornnaess	44,0	22,0	9,0	11,0	7,0	93,0
Prof. Dr. Manfred Karobath	44,0	—	12,0	7,0	7,0	70,0
Heino von Prondzynski	44,0	—	13,0	11,0	7,0	75,0

Supervisory Board compensation						472,0

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than US$ 0,2 million to Dr. Colpan for his scientific consulting services, including travel reimbursements.

	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.937	5.366
Dr. Werner Brandt	1.937	5.366
Dr. Metin Colpan	1.937	5.366
Erik Hornnaess	1.937	5.366
Prof. Dr. Manfred Karobath	1.937	5.366
Heino von Prondzynski	1.937	5.366

Total long-term benefits December 31, 2009	11.622	32.196

Consolidated Financial Statements	NOTES	F - 54

QIAGEN N.V.

	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.389	3.486
Dr. Werner Brandt	1.389	3.486
Dr. Metin Colpan	1.389	3.486
Erik Hornnaess	1.389	3.486
Prof. Dr. Manfred Karobath	1.389	3.486
Heino von Prondzynski	1.389	3.486

Total long-term benefits December 31, 2008	8.334	20.916

Total vested and unvested Stock Options to officers and directors:

Dec. 31, 2009	Vested Options	Unvested Options	Expiration Dates	Exercise Prices (US$)	Unvested Stock awards
Peer M. Schatz	2.310.614	229.447	3/2011 to 2/2019	4,590 to 22,430	843.430
Roland Sackers	86.231	62.541	3/2011 to 2/2019	16,340 to 22,430	271.706
Dr. Joachim Schorr	111.706	35.451	10/2011 to 2/2019	11,985 to 22,430	129.963
Bernd Uder	36.588	34.070	3/2011 to 2/2019	16,340 to 22,430	125.362
Prof. Dr. Detlev H. Riesner	80.424	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Dr. Werner Brandt	463	2.863	4/2018 to 2/2019	16,340 to 22,430	8.852
Dr. Metin Colpan	773.907	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Erik Hornnaess	89.757	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Prof. Dr. Manfred Karobath	83.757	3.511	3/2011 to 2/2019	6,018 to 22,430	14.239
Heino von Prondzynski	463	2.863	4/2018 to 2/2019	16,340 to 22,430	8.852

	3.573.910	381.279			1.445.121

Dec. 31, 2008	Vested Options	Unvested Options	Expiration Dates	Exercise Prices (US$)	Unvested Stock awards
Peer M. Schatz	2.398.059	179.481	5/2009 to 2/2018	4,590 to 22,430	576.853
Roland Sackers	203.346	45.311	3/2011 to 2/2018	11,985 to 22,430	181.671
Dr. Joachim Schorr	177.127	27.386	10/2011 to 2/2018	8,940 to 22,430	87.545
Bernd Uder	125.758	26.732	3/2011 to 2/2018	11,985 to 22,430	86.153
Prof. Dr. Detlev H. Riesner	91.314	2.684	1/2010 to 4/2018	6,018 to 22,430	8.873
Dr. Werner Brandt	0	1.389	to 4/2018	22,430	3.486
Dr. Metin Colpan	976.797	2.684	5/2009 to 4/2018	6,018 to 22,430	8.873
Erik Hornnaess	96.647	2.684	1/2010 to 4/2018	6,018 to 22,430	8.873
Prof. Dr. Manfred Karobath	90.647	2.684	1/2010 to 4/2018	6,018 to 22,430	8.873
Heino von Prondzynski	0	1.389	to 4/2018	22,430	3.486

	4.159.695	292.424			974.686

Consolidated Financial Statements	NOTES	F - 55

QIAGEN N.V.

36.	Risks and use of Derivative Financial Instruments

36.1.	Risks

Market risk

The Group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are actively managed in accordance with a written policy approved by the Board of Directors and subject to internal controls. The objective is to minimize, where deemed to be appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. To manage the volatility relating to these exposures and to enhance the yield on the investment in financial assets, the Group uses derivative financial instruments. The Group does not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

Foreign currency exchange rates

The Group presents its consolidated financial statements in U.S. dollar. As a consequence of the global nature of QIAGEN’s business, the Group is exposed to foreign currency exchange rate movements, primarily in European and Asian countries. The Group uses foreign currency options and forward foreign exchange contracts to hedge certain anticipated cash flows in currencies other than the U.S. dollar to achieve relatively stable and predictable cash flows. Net investments in QIAGEN affiliates with a functional currency other than the U.S. dollar are of long-term nature and the Group does not hedge such foreign currency translation exposures.

Because we have substantial expenses as well as revenues in each of our principal functional currencies, the exposure of our financial results to currency fluctuations is reduced. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Foreign-currency risks in the financing area are caused by financial liabilities in foreign currency and loans in foreign currency that are extended to Group entities for financing purposes.

The individual Group entities predominantly execute their operating activities in their respective functional currencies. This is why the assessment of QIAGEN’s exchange rate risk from ongoing operations is low.

For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders’ equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments.

QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Group has financial derivatives in place, which do not qualify for hedge accounting in accordance with IAS 39, varied from the rates used for the preparation of the consolidated financial statements, this would have had an effect on the net income of the Group. If, at December 31, 2008, the US dollar had

Consolidated Financial Statements	NOTES	F - 56

QIAGEN N.V.

gained (lost) 10 % against all identified major currencies, this would have an effect of approximately US$ 17,9 million or US$ (19,1) million. This effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material.

If the U.S. dollar had gained (lost) 10 percent against other major currencies at December 31, 2009, the cash flow hedge reserve in equity attributable to equity holders of the parent and the fair value of hedging transactions would have been US$ 2,6 million higher (lower); at December 31, 2008 US$ 565.000 higher (lower).

Interest rates

The Group manages the exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of fixed rate financial assets. Net financial income earned on the Group’s net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate. The Group’s exposure to fluctuations in net financial income is managed by making investments in high quality financial assets which pay a fixed interest rate until maturity.

At December 31, 2008, we had US$ 827,4 million in cash and cash equivalents (December 31, 2008: US$ 334,9 million in cash and cash equivalents). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-grade investment securities. A hypothetical adverse 10% movement in market interest rates would decrease 2009 earnings by approximately US$ 35 thousands (2008: decrease of earnings by approximately US$ 264 thousands).

Borrowings against lines of credit are at variable interest rates. We had insignificant amounts outstanding against our lines of credit at December 31, 2009. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2009, we had US$ 824,4 million in long-term debt (December 31, 2008: US$ 859,6 million), of which US$ 500,0 million was at a variable rate. A hypothetical adverse 10% movement in market interest rates would decrease 2009 earnings by approximately US$ 0,3 million, based on the period-end interest rate (2008: decrease of earnings by approximately US$ 0,1 million).

Liquidity risk

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2009 and 2008, we had cash and cash equivalents of US$ 827,4 million and US$ 334,9 million, respectively, and investments in current marketable securities of US$ 40,0 million and US$ 0 million, respectively. Cash and cash equivalents are primarily held in Euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. As of December 31, 2009 and 2008, we had working capital of US$ 938,5 million and US$ 421,7 million, respectively.

We have unutilized credit lines totaling US$ 183,7 million at variable interest rates, an insignificant amount of which was utilized as of December 31, 2009. We also have finance lease obligations, including interest, in the amount of US$ 38,9 million, and repayment obligations of US$ 920,0 million for long-term debt.

Consolidated Financial Statements	NOTES	F - 57

QIAGEN N.V.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all new customers. At balance sheet date there are no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. Issuer risk is limited by buying debt securities which are at least A rated. Settlement and credit risk is reduced by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. The Group does not expect any losses due to non-performance by these counterparties, and the diverse portfolio of investments limits the exposure to any single counterparty or sector.

Fair values

The carrying amounts of financial assets and financial liabilities currently approximate their fair values. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values. Fair values of different classes of financial assets and financial liabilities are determined based on exchanges of assets and settlements of liabilities in past transactions.

Equity prices

The Group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets but must be authorized by the Board of Directors and managed by the Group treasury department.

At December 31, 2009, the Company had investments in current available-for-sale debt securities which had a fair market value and cost of approximately US$ 40,0 million. At December 31, 2008, the Company had no investments in current available-for-sale debt securities.

Commodities

The Group has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Group’s earnings.

Consolidated Financial Statements	NOTES	F - 58

QIAGEN N.V.

36.2.	Use of Derivative Financial Instruments

Derivatives and Hedging

In the ordinary course of business, the Company purchases derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and variable rate debt. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize derivative or other financial instruments for trading or other speculative purposes. The Company recognizes all derivatives as either assets or liabilities on the balance sheet, measures those instruments at fair value and recognizes the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.

As of December 31, 2009, all derivatives that qualify for hedge accounting are cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other reserves and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. In 2009, the Company did not record any hedge ineffectiveness related to any cash-flow hedges in income (expense) and did not discontinue any cash-flow hedges. Derivatives, including those that are not designated as hedges, are classified in the operating section of the consolidated statements of cash flows, in the same category as the related consolidated statement of financial position account.

Foreign Currency Derivatives

As a globally active enterprise, the Company is subject to risks associated with fluctuations in foreign currencies in its ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions. The Company manages balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts and cross-currency swaps.

The Company has foreign currency forward contracts with an aggregate notional amount of US$ 44,0 million, which qualify for hedge accounting as cash flow hedges. The Company has determined that no ineffectiveness exists related to these derivatives. However, the differences between spot and forward rates were excluded from the assessment of hedge effectiveness and included in interest income as it effectively constitutes the delta in the interest rates of the respective currency pairs. The contracts mature in July 2011 and had fair market values at December 31, 2009 and 2008, of approximately US$ (5,7) million and US$ (3,1) million, respectively, which are included in other non-current liabilities in the accompanying consolidated statement of financial position.

In addition, at year-end the Company was party to cross-currency swaps which qualified as cash flow hedges with a notional amount of US$ 120,0 million and US$ 60,0 million as of December 31, 2009 and 2008, respectively, which mature in November 2012 and had a fair market value of US$ (16,7) and US$ (4,9) million at December 31, 2009 and 2008, respectively, which is included in other non-current liabilities in the accompanying consolidated statement of financial position.

Undesignated Derivative Instruments

The Company is party to various foreign exchange forward and swap arrangements which had, at December 31, 2009, an aggregate notional value of approximately US$ 200,1 million and fair values of US$ 0,9 million and US$ 7,7 million, which are included in other assets and other liabilities, respectively, and

Consolidated Financial Statements	NOTES	F - 59

QIAGEN N.V.

which expire at various dates through March 2010. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income (expense).

The Company was party to various foreign exchange forward and swap arrangements which had, at December 31, 2008, an aggregate notional value of approximately US$ 163,3 million and fair values of US$ 0,3 million and US$ 10,9 million, which are included in other assets and other liabilities, respectively, and which expired at various dates through March 2009. The transactions have been used to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other income (expense).

Interest Rate Derivatives

The Company uses interest rate derivative contracts on certain borrowing transactions to hedge fluctuating interest rates. The Company has entered into interest rate swaps in which it agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. During 2008, the Company entered into interest rate swaps which effectively fix the variable interest rates on US$ 200,0 million of the Company’s variable rate debt and qualify for hedge accounting as cash flow hedges. The Company has determined that no ineffectiveness exists related to these swaps. The swaps mature in October 2010 and 2011, and as of December 31, 2008, had an aggregate fair value of US$ (6,3) million of which US$ 2,1 million is recorded in accrued and other liabilities and US$ 4,2 million is recorded in other non-current liabilities in the accompanying consolidated statement of financial position. As of December 31, 2008, these swaps had an aggregate fair value of US$ (6,8) million recorded in other non-current liabilities in the accompanying consolidated statement of financial position.

37.	Additional Information for Financial Instruments

Carrying Amounts, Measurement in Accordance with IAS 39 and Fair Values:

Dec. 31, 2009
(US$ thousands)	Category	Carrying amount	Amortized cost	Cost	At Fair Value
Assets
Cash and cash equivalents	LaR	827.338	827.338	0	0
Available-for-sale assets	AfS	40.000	0	40.000	0
Notes receivable	LaR	4.852	4.852	0	0
Trade accounts receivable	LaR	188.885	188.885	0	0
Other assets	LaR	0	0	0	0
Derivatives	FVTPL	947	0	0	947
Liabilities
Financial debts	FLAC	(876.410)	(876.410)	0	0
Finance lease obligations	N/A	(30.971)	0	0	0
Trade accounts payable	FLAC	(48.836)	(48.836)	0	0
Derivatives in effective hedges	N/A	(28.769)	0	0	(28.769)
Derivatives	FVTPL	(7.690)	0	0	(7.690)

Consolidated Financial Statements	NOTES	F - 60

QIAGEN N.V.

Aggregated by category in accordance with IAS 39
Loans and Receivables (LaR)	1.021.075	1.021.075	—	—
Available-for-Sales Financial Assets (AfS)	40.000	—	40.000	—
Financial Liabilities measured at Amortized Cost (FLAC)	(925.246)	(925.246)	—	—
Instruments at fair value through profit or loss (FVTPL)	(6.743)	—	—	(6.743)

Dec. 31, 2008
(US$ thousands)	Cate- gory	Carrying amount	Amortized cost	Cost	At Fair Value
Assets
Cash and cash equivalents	LaR	334.939	334.939	0	0
Available-for-sale assets	AfS	4.175	0	4.175	0
Notes receivable	LaR	4.336	4.336	0	0
Trade accounts receivable	LaR	154.104	154.104	0	0
Other assets	LaR	0	0	0	0
Derivatives	FVTPL	344	0	0	344
Liabilities
Financial debts	FLAC	(886.613)	(886.613)	0	0
Finance lease obligations	N/A	(32.702)	0	0	0
Trade accounts payable	FLAC	(48.836)	(48.836)	0	0
Derivatives in effective hedges	N/A	(14.839)	0	0	(14.839)
Derivatives	FVTPL	(10.891)	0	0	(10.891)
Aggregated by category in accordance with IAS 39
Loans and Receivables (LaR)		493.379	493.379	—	—
Available-for-Sales Financial Assets (AfS)		4.175	—	4.175	—
Financial Liabilities measured at Amortized Cost (FLAC)		(935.449)	(935.449)	—	—
Instruments at fair value through profit or loss (FVTPL)		(10.547)			(10.547)

Cash and cash equivalents, notes receivable, trade accounts receivable and other assets mainly have short times to maturity. For this reason, their carrying amounts at the reporting date approximate the fair values.

Investments in unquoted equity instruments shown as available-for-sale assets are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

The fair values of other non-current assets correspond to the present values of the payments related to the assets, taking into account the current interest rate parameters that reflect market and partner-based changes to terms and conditions and expectations.

Consolidated Financial Statements	NOTES	F - 61

QIAGEN N.V.

Trade accounts payable generally have short times to maturity; the value reported approximates the fair value.

The fair values of the quoted financial debts equal the nominal amounts multiplied by the price quotations at the reporting date. The fair values of other financial liabilities are calculated as the present values of the payments associated with the liabilities.

As of December 31, 2009 and 2008, fair values of financial debts amount to US$ 1.124,8 million and US$ 982,5 million, respectively. The carrying amounts of all other financial assets and financial liabilities approximate their fair values.

As of December 31, 2009 and 2008, there are no significant concentrations of risks arising from financial instruments.

	Dec. 31, 2009		Dec. 31, 2008
(in US$ thousands)	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets
Cash and cash equivalents	827.338	827.338	334.939	334.939
Available-for-sale assets	40.000	40.000	4.175	4.175
Trade accounts receivable	193.737	193.737	158.440	158.440
Derivatives	947	947	344	344
Liabilities
Financial debts	(876.410)	(1.124.800)	(886.613)	(982.500)
Finance lease obligations	(30.971)	(30.971)	(32.702)	(32.702)
Trade accounts payable	(43.775)	(43.775)	(48.836)	(48.836)
Derivatives	(36.460)	(36.460)	(25.730)	(25.730)

Net Results by Category

Dec. 31, 2009		Subsequent Measurement
(US$ thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	3.465	0	0	0	3.465
Available-for-Sales Financial Assets (AfS)	0	0	0	0	0
Financial Liabilities measured at Amortized Cost (FLAC)	(38.614)	0	0	0	(38.614)

	(35.149)	0	0	0	(35.149)

Interest from financial instruments is recognized in finance costs.

The Company recognizes the other components of net gain/loss in other financial income/expense, except for impairments of trade receivables that are classified as “loans and receivables” which are reported under G&A expenses.

The information for the comparative period is provided below:

Consolidated Financial Statements	NOTES	F - 62

QIAGEN N.V.

Dec. 31, 2008		Subsequent Measurement
(US$ thousands)	From interest	At fair value	Allowances / Impairments	De-recognition	Net result
Loans and receivables (LaR)	8.798	0	0	0	8.798
Available-for-Sales Financial Assets (AfS)	0	0	(4.000)	0	(4.000)
Financial Liabilities measured at Amortized Cost (FLAC)	(45.386)	0	0	0	(45.386)

	(36.588)	0	(4.000)	0	(40.588)

38.	Disclosures on Capital Management

The overriding aim of the Group’s capital management is to ensure that it will continue to be able to repay its debt and remain financially sound.

An important indicator of capital management is the ratio of shareholders’ equity compared to total assets as shown in the consolidated statement of financial position.

(in US$ thousands, except of ratio)	2009	2008
Shareholders’ equity	2.420.770	1.578.631

Total Assets	3.922.479	2.990.515

Shareholders’ equity ratio in %	62%	53%

39.	Segment Information

Net sales are attributed to countries based on the location of the Company’s subsidiary generating the sale. QIAGEN operates manufacturing facilities in Germany, Switzerland, China, Australia, the United Kingdom and the United States that supply products to other countries. The sales from these manufacturing operations to other countries are included in the Net Sales of the countries in which the manufacturing locations are based. The intercompany portions of such net sales of a reportable segment are excluded through the intersegment elimination to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Transfer prices between segments are on an arm’s length basis in a manner similar to transactions with third parties.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income.

Segment information for the ended as per December 31, 2009 is as follows:

Consolidated Financial Statements	NOTES	F - 63

QIAGEN N.V.

2009
US$ millions	Americas	Germany	Switzerland	Asia	Other	Corporate / Eliminations	Total Group

Net sales	1.060,3	391,3	128,6	135,8	242,0	(948,2)	1.009,8
Intersegment sales	(566,2)	(224,0)	(114,8)	(15,7)	(27,9)	948,5	—

Total Sales	494,1	167,3	13,8	120,1	214,1	0,3	1.009,8

Income (loss) from operations	96,0	89,5	4,4	4,9	21,2	(29,4)	186,6

Assets	3.716,2	582,2	172,2	129,2	583,4	(1.261,8)	3.921,5
Long-Lived Assets	1.678,0	393,9	63,0	33,7	370,6	3,6	2.542,7
Capital Expenditures	10,3	18,9	4,2	2,4	6,3	0,0	42,2
Depreciation and Amortization	72,4	32,4	9,9	4,5	12,3	4,9	136,4
Impairment losses	0,0	2,3	0,0	0,0	0,0	0,0	2,3

The Corporate segment operating loss is primarily general and administrative, business integration, relocation, restructuring and related costs, including share-based compensation costs. The intersegment elimination represents primarily the elimination of intercompany profit.

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

Segment information for the year ended December 31, 2008:

2008
US$ millions	Americas	Germany	Switzerland	Asia	Other	Corporate / Eliminations	Total Group
Net sales	988,6	331,0	77,7	90,0	210,4	(805,0)	892,9
Intersegment sales	(535,2)	(195,6)	(63,4)	(3,8)	(7,8)	805,8	—

Total Sales	453,4	135,5	14,3	86,3	202,6	0,8	892,9

Income (loss) from operations	81,2	78,5	(5,8)	0,9	33,3	(25,3)	162,9

Assets	3.002,7	498,0	127,9	97,6	280,1	(1.015,8)	2.990,5
Long-Lived Assets	1.613,2	356,0	37,5	32,7	156,9	3,5	2.199,9
Capital Expenditures	11,2	18,2	5,7	1,6	2,8	0,0	39,4
Depreciation and Amortization	71,0	30,7	6,3	3,7	5,6	0,7	118,0
Impairment losses	4,0	0,0	0,0	0,0	0,0	0,0	4,0

At December 31, 2009 and 2008, for Switzerland, the net investment in equity-accounted investees was US$ 10,9 million and US$ 7,0 million, respectively. The Netherlands had a net investment in equity-accounted investees of US$ 0,4 million and US$ 0,8 million as of December 31, 2009 and 2008, respectively.

Consolidated Financial Statements	NOTES	F - 64

QIAGEN N.V.

40.	Subsequent Events

Based on the Company’s review through April 29, 2010, the date on which the financial statements were available to be issued, no events or transactions have occurred subsequent to December 31, 2009 that would have a material impact on the financial statements as presented.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleges that DxS is on the verge of terminating the parties’ Distributor Agreement without good cause and that DxS’s termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities. In connection with its lawsuit, Roche has also filed a motion for preliminary injunction in which it asks the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. DxS’s opposition to Roche’s motion is due March 5, 2010, and the hearing on the motion is scheduled for June 21, 2010. Given the early stage of this litigation, QIAGEN cannot predict the likely outcome and intends to vigorously pursue this matter

41.	Consolidated Companies

The following is a list of the Company’s subsidiaries as of December 31, 2009, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

Company	Country	Currency	Capital	Ownership	Activity
Corbett Research Pty. Ltd.	Australia	AUD	100.133	100%	P/R&D/S
Corbett Robotics Pty. Ltd.	Australia	AUD	2	100%	P/R&D
DxS Ltd.	UK	GBP	0	100%	P/R&D/S
QIAGEN BV	Netherlands	EUR	18.000	100%	S
QIAGEN Deutschland Holding GmbH	Germany	EUR	25.000	100%	H
QIAGEN Euro Finance S.A.	Luxemburg	USD	25.000	100%	Finance
QIAGEN Finance Deutschl. GmbH	Germany	EUR	25.000	100%	Finance
QIAGEN Finance (Luxembourg) S.A.	Luxemburg	EUR	125.000	100%	Finance
QIAGEN Gaithersburg, Inc.	USA	USD	249.000	100%	P/R&D/S
QIAGEN GmbH	Germany	EUR	210.000	100%	P/R&D/S
QIAGEN Hamburg GmbH	Germany	EUR	178.000	100%	P/R&D/S
QIAGEN, Inc. (Canada)	Canada	CAD	50.000	100%	S
QIAGEN, Inc. (USA)	USA	USD	15.000	100%	S
QIAGEN Instruments AG	Switzerland	CHF	14.939.000	100%	P/R&D
QIAGEN KK	Japan	JPY	10.000.000	100%	S
QIAGEN Korea Ltd.	South Korea	KOW	50.000.000	100%	S
QIAGEN Ltd.	UK	GBP	105.000	100%	S
QIAGEN North American Holding Inc.	USA	USD	0	100%	H
QIAGEN NV	Netherlands	USD	1.535.000	100%	H
QIAGEN Pty. Ltd.	Australia	AUD	160.000	100%	S
QIAGEN S.A.	France	EUR	240.000	100%	S
QIAGEN Sciences, Inc.	USA	USD	0	100%	P/R&D
QIAGEN Shared Services, Inc.	USA	USD	3.185.000	100%	H
QIAGEN SpA	Italy	EUR	100.000	100%	S
Nextal Biotechnology Inc.	Canada	CAD	3.000	100%	P
SABiosciences Corp.	USA	USD	0	100%	P/R&D/S
Shenzhen PG Biotech Co. Ltd.	China	CNY	20.400.000	100%	P/R&D/S

Activities:

P (production): this company performs manufacturing and/or production activities for the Group.

Consolidated Financial Statements	NOTES	F - 65

QIAGEN N.V.

R&D (research and development): this company performs research and development activities for the Group.

S (sales): this company performs marketing, export and trading activities for the Group.

H (headquarters): this company serves as headquarter of the Group or in a certain country.

42.	Fees paid to external auditors

The service fees recognized in the consolidated financial statements 2009 for the Ernst & Young network are as follows:

(in US$ thousands)	2009	2008
Fees for the audit and review of financial statements	1.905	1.971
Other assurance services	607	499
Fees for tax services	66	51
Sundry services	120	0

Service fees to external auditors	2.698	2.521

Venlo, the Netherlands, April 29, 2010

Peer M. Schatz	Roland Sackers
Chief Executive Officer	Chief Financial Officer

Consolidated Financial Statements	NOTES	F - 66

QIAGEN N.V.

Financial statements for the year ended December 31, 2009

(in US$ thousands)	Note	2009	2008
STATEMENT OF FINANCIAL POSITION
Assets
Cash and cash equivalents		661.083	215.484
Short-term investments	(3)	40.000	—
Trade accounts receivable		65	138
Receivables from Group Companies		227.339	—
Prepaid expenses and other current assets		3.950	3.702

Total current assets		932.437	219.324

Office Equipment	(4)	52	54
Intangible assets	(4)	1.826	2.389
Goodwill	(4)	93.281	45.722
Financial assets	(5)	1.461.671	1.338.169

Total non-current assets		1.556.830	1.386.334

Total Assets		2.489.267	1.605.658

Shareholder’s Equity and Liabilities
Trade accounts payable		1.394	489
Payables to Group Companies		16.063	7.639
Accrued liabilities		51.794	18.899

Total Liabilities		69.251	27.027

Common Shares		3.221	2.212
Share premium		1.785.345	1.117.390
Retained earnings		366.972	291.238
Net income		131.634	93.009
Legal reserves	(6)	68.393	54.283
Cumulative foreign currency translation adjustments		64.451	20.499

Total shareholder’s equity		2.420.016	1.578.631

Total shareholder’s equity and Liabilities		2.489.267	1.605.658

INCOME STATEMENT
Net income from investments (after tax)	(2)	78.095	94.126
Other income (after tax)	(2)	53.539	(1.117)

Net income for the period		131.634	93.009

Financial Statements	F - 67

.

QIAGEN N.V.

Statement of Changes in Equity

for the year ended December 31, 2008	Common shares	Share premium	Retained earnings	Net Income	Legal Reserves	Foreign currency translation	Total shareholders’ equity
(in U$ thousands)
At January 1, 2008	2.175	1.099.110	239.258	74.371	36.178	74.896	1.525.988

Appropriation of prior year net income	—	—	74.371	74.371	—	—	0
Net income for the period	—	—	—	93.009	—	—	93.009
Income and expense directly recognized in equity	—	—	—	—	(4.286)	(54.397)	(58.683)
Allocation to legal reserves	—	—	(22.391)	—	22.391	—	0
Share issue for acquisitions	9	9.527	—	—	—	—	9.536
Subscription receivable	—	37	—	—	—	—	37
Stock options	28	8.716	—	—	—	—	8.744

At December 31, 2008	2.212	1.117.390	291.238	93.009	54.283	20.499	1.578.631

for the year ended December 31, 2009		Common shares	Share premium	Retained earnings	Net Income	Legal Reserves	Foreign currency translation	Total shareholders’ equity
(in U$ thousands)	Note
At 1 January 2009		2.212	1.117.390	291.238	93.009	54.283	20.499	1.578.631

Appropriation of prior year net income		—	—	93.009	(93.009)	—	—	0
Net income for the period		—	—	—	131.634	—	—	131.634
Income and expense directly recognized in equity		—	—	—	—	(3.165)	44.462	41.297
Allocation to legal reserves	(6)	—	—	(17.275)	—	17.275	—	0
Effect from foreign currency translation		510	—	—	—	—	(510)	0
Offering		462	623.109	—	—	—	—	623.571
Stock options		37	44.846	—	—	—	—	44.883

At December 31, 2009		3.221	1.785.345	366.972	131.634	68.393	64.451	2.420.016

Financial Statements	EQUITY CHANGES	F - 68

QIAGEN N.V.

QIAGEN N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

DECEMBER 31, 2009

1.	Accounting Policies

As from 2005, Dutch law allows companies that apply IFRS as adopted in the European Union in their consolidated financial statements to use the same accounting principles in the financial statements of the Company. Financial statements that are based on this provision qualify as financial statements under Dutch law. The financial statements of QIAGEN N.V. (the ‘Company’) included in this section are prepared in accordance with IFRS accounting principles as used in the consolidated financial statements in order to maintain the consistency between the figures in the consolidated financial statements and the financial statements of the Company.

Subsidiaries of QIAGEN N.V. are accounted for using the equity method.

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of QIAGEN N.V. includes only the net income from investments after tax and other income after tax, as the Company’s figures are included in the consolidated financial statements.

2.	Net Income from Investments / Other Income

Net income from investments relates to QIAGEN N.V.’s share in the earnings of its subsidiaries and affiliates.

3.	Short-term investments

At December 31, 2009, the Company had short-term investments which had a fair market value and cost of approximately US$40,0 million.

4.	Office equipment, intangible assets and goodwill

Cost	Office Equipment	Patent rights and licenses	Computer Software	Total Intangible assets	Goodwill
(in US$ thousands)
Jan.1, 2008	79	5.896	1.601	7.497	44.892

Currency adjustments	0	0	0	0	(454)
Additions	32	0	0	0	1.284

Dec. 31, 2008	111	5.896	1.601	7.497	45.722

Currency adjustments	0	0	0	0	779
Additions	11	0	0	0	46.780

Dec. 31, 2009	122	5.896	1.601	7.497	93.281

Financial Statements QIAGEN N.V.	NOTES	F - 69

QIAGEN N.V.

Amortization	Office Equipment	Patent rights and licenses	Computer Software	Total Intangible assets
(in US$ thousands)
Jan.1, 2008	(49)	(2.943)	(1.441)	(4.384)

Additions	(8)	(564)	(160)	(724)
Dec. 31, 2008	(57)	(3.507)	(1.601)	(5.108)

Additions	(13)	(563)	0	(563)
Dec. 31, 2009	(70)	(4.070)	(1.601)	(5.671)

Net book value	Office Equipment	Patent rights and licenses	Computer Software	Total Intangible assets	Goodwill
(in US$ thousands)
Dec. 31, 2008	54	2.389	0	2.389	45.722

Dec. 31, 2009	52	1.826	0	1.826	93.281

5.	Financial Fixed Assets

Financial assets	Investments in subsidiary	Participating interest	Loans Receivable	Total
(in US$ thousands)
Jan.1, 2008	823.191	3.564	501.097	1.327.852

Increases	87.394	0	12.493	99.887
Decreases	0	(2.744)		(2.744)
Dividends received	(119.642)	0	0	(119.642)
Share of net profit	94.187	(61)	0	94.126
Translation adjustments	(61.310)	0	0	(61.310)

Dec. 31, 2008	823.820	759	513.590	1.338.169

Increases	65.201	0	3.382	68.583
Decreases	0	(365)	0	(365)
Dividends received	(99.559)	0	0	(99.559)
Share of net profit	119.852	0	0	119.852
Translation adjustments	34.991	0	0	34.991

Dec. 31, 2009	944.305	394	516.972	1.461.671

At December 31, 2009, the Company’s investments comprise (exclusive of insignificant investments and participating interests):

Financial Statements QIAGEN N.V.	NOTES	F - 70

QIAGEN N.V.

Subsidiary companies:

Name	Registered office	% owned
• QIAGEN Australia Holding Pty. Ltd. 4)	Victoria, Australia	100%
• QIAGEN BV	Venlo, The Netherlands	100%
• QIAGEN Deutschland Holding GmbH 1)	Hilden, Germany	100%
• QIAGEN Euro Finance (Luxembourg) S.A.	Luxembourg	100%
• QIAGEN Finance (Luxembourg) S.A.	Luxembourg	100%
• QIAGEN Inc. (Canada)	Mississauga, Canada	100%
• QIAGEN Instruments AG	Hombrechtikon, Switzerland	100%
• QIAGEN KK	Tokyo, Japan	100%
• QIAGEN Ltd.	Crawley, England	100%
• QIAGEN Pty. Ltd.	Victoria, Australia	100%
• QIAGEN S.A.	Courtaboeuf Cedex, France	100%
• QIAGEN SpA 2)	Milan, Italy	100%
• QIAGEN NAH Inc. 3)	Valencia, United States	100%
• DxS Ltd.	Manchester, United Kingdom	100%
• SABiosciences Corp.	Frederick, United States	100%
• Shenzen PG Biotech Co. Ltd.	Shenzen, China	100%

1)	and subsidiaries QIAGEN GmbH, QIAGEN Finance Deutschland GmbH and QIAGEN Hamburg GmbH (all 100 % owned).

2)	75 % owned by QIAGEN N.V. and 25 % owned by QIAGEN GmbH.

3)	and subsidiaries QIAGEN Gaithersburg Inc., QIAGEN Inc. (USA), QIAGEN Sciences Inc. and QIAGEN Shared Services, Inc. (all 100 % owned).

4)	and subsidiaries from the Corbett Life Science Pty. Ltd. group.

6.	Legal Reserve

Legal reserves in the amount of US$ 68,4 million (2008: US$ 54,3 million) were set up in connection with capitalized development expenses of US$ 17,3 million in 2009 and US$ 22,4 in 2008 and directly in equity recognized effects relating to hedge accounting of US$ (3,2) million for 2009 and US$ (4,3) million in 2008. In opposite to the prior year other reserves including directly in equity recognized changes in fair value of designated derivative financial instruments were condensed to legal reserve.

7.	Employee information

The average number of employees during the year 2009 was seven (2008: seven).

8.	Remuneration of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2009. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

Financial Statements QIAGEN N.V.	NOTES	F - 71

QIAGEN N.V.

The compensation granted to the members of the Managing Board in 2009 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses). The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

During 2009 total annual compensation of Directors and Officers was as follows:

Year ended December 31, 2009
(in US$)	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	153.000	95.000	248.000
Roland Sackers	89.000	48.000	137.000
Dr. Joachim Schorr	30.000	17.000	47.000
Bernd Uder	30.000	17.000	47.000

Annual Compensation	302.000	177.000	479.000

The information for the comparative period is as follows:

Year ended December 31, 2008(in US$)
(in US$)	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	186.000	95.000	281.000
Roland Sackers	111.000	55.000	166.000
Dr. Joachim Schorr	35.000	21.000	56.000
Bernd Uder	35.000	21.000	56.000

Annual Compensation	367.000	192.000	559.000

The Supervisory Board compensation for 2009 consists of fixed compensation, an additional amount for Chairman and Vice Chairman, and committee membership fees. Annual remuneration of the Supervisory Board members is as follows:

•	Fee paid to each member of the Supervisory Board: EUR 30.000

•	Additional compensation payable to members holding the following positions:

•	Chairman of the Supervisory Board: EUR 20.000

•	Vice Chairman of the Supervisory Board: EUR 5.000

•	Chairman of the Audit Committee: EUR 15.000

•	Chairman of the Compensation Committee: EUR 10.000

•	Fee payable to each member of the Audit Committee: EUR 7.500

•	Fee payable to each member of the Compensation Committee: EUR 5.000

Members of the Supervisory Board also receive EUR 1.000 for attending the Annual General Meeting and EUR 1.000 for attending each meeting of the Supervisory Board.

Members of the Supervisory Board receive EUR 1.000 for attending each meeting of any subcommittees (other than Audit Committee, Compensation Committee and Selection and Appointment Committee).

Financial Statements QIAGEN N.V.	NOTES	F - 72

QIAGEN N.V.

Supervisory Board members also receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than US$ 234.000 to Dr. Colpan for his scientific consulting services, including travel reimbursements.

(in US$ thousands)	Fixed Salary	Chairman/ Vice-Chairman Committee	Meeting Attendance	Commitee Membership	Variable Cash bonus	Total 2009
Prof. Dr. Detlev H. Riesner	42,0	28,0	15,5	—	7,0	92,5
Dr. Werner Brandt	42,0	21,0	7,0	—	7,0	77,0
Dr. Metin Colpan	42,0	—	15,5	—	7,0	64,5
Erik Hornnaess	42,0	21,0	8,5	10,5	7,0	89,0
Prof. Dr. Manfred Karobath	42,0	—	14,0	7,0	7,0	70,0
Heino von Prondzynski	42,0	—	12,5	10,5	7,0	72,0

Supervisory Board compensation						465,0

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Supervisory Board members must have an exercise price that is higher than the market price at the time of grant. During 2008, the following options or other share-based compensation were granted to the members of the Supervisory Board.

	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.937	5.366
Dr. Werner Brandt	1.937	5.366
Dr. Metin Colpan	1.937	5.366
Erik Hornnaess	1.937	5.366
Prof. Dr. Manfred Karobath	1.937	5.366
Heino von Prondzynski	1.937	5.366

Total long-term benefits December 31, 2009	11.622	32.196

The information for the comparative period is as follows:

Financial Statements QIAGEN N.V	NOTES	F - 73

QIAGEN N.V.

(in US$ thousands)	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Commitee Membership	Variable Cash bonus	Total 2008
Prof. Dr. Detlev H. Riesner	44,0	29,0	12,0	—	7,0	92,0
Dr. Werner Brandt	44,0	22,0	6,0	—	7,0	79,0
Dr. Metin Colpan	44,0	—	12,0	—	7,0	63,0
Erik Hornnaess	44,0	22,0	9,0	11,0	7,0	93,0
Prof. Dr. Manfred Karobath	44,0	—	12,0	7,0	7,0	70,0
Heino von Prondzynski	44,0	—	13,0	11,0	7,0	75,0

Supervisory Board compensation						472,0

During 2008, the following options or other share-based compensation were granted to the members of the Supervisory Board.

	Stock options	Restricted stock units
Prof. Dr. Detlev H. Riesner	1.389	3.486
Dr. Werner Brandt	1.389	3.486
Dr. Metin Colpan	1.389	3.486
Erik Hornnaess	1.389	3.486
Prof. Dr. Manfred Karobath	1.389	3.486
Heino von Prondzynski	1.389	3.486

Total long-term benefits December 31, 2008	8.334	20.916

9.	Audit Fees

At our 2009 Annual General Meeting of Shareholders held on June 17, 2009, our shareholders appointed Ernst & Young Accountants LLP to serve as our auditors for the fiscal year ended December 31, 2009. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by Ernst & Young Network:

	2009		2008
(in US$ thousands)	E&Y Network	E&Y LLP Netherlands	E&Y Network	E&Y LLP Netherlands
Fees for the audit and review of financial Statements	1.669	236	1.781	190
Other assurance services	594	13	452	47
Fees for tax services	66	0	51	0
Sundry services	120	0	0	0

Service fees to external auditors	2.449	249	2.284	237

Financial Statements QIAGEN N.V.	NOTES	F - 74

QIAGEN N.V.

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the statutory auditor can provide, and include the review of documents filed with the Securities Exchange Commission.

Other assurance fees consist of fees and expenses billed for assurance and related services that are related to the performance of the audit or review of QIAGEN’s financial statements and include consultations concerning financial accounting and reporting standards and review of the opening balance sheets of newly acquired companies.

Tax fees include fees and expenses billed for tax compliance services, including assistance on the preparation of tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

Sundry services include fees and expenses billed for services such as information technology projects, transaction due diligence and cost segregation studies as allowed by the Sarbanes-Oxley Act of 2002.

10.	Guarantees

In connection with the issuance of convertible notes in the amount of US$ 150 million by QIAGEN Finance (Luxembourg) S.A. in 2004 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

In connection with the issuance of convertible notes in the amount of US$ 300 million by QIAGEN Euro Finance (Luxembourg) S.A. in 2006 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

The Company has granted guarantees to banks as security for credit facilities of certain of its foreign subsidiaries amounting to US$ 500 million at December 31, 2009.

Venlo, the Netherlands, April 29, 2010

Peer M. Schatz	Roland Sackers
Chief Executive Officer	Chief Financial Officer

Financial Statements QIAGEN N.V	NOTES	F - 75

QIAGEN N.V.

OTHER INFORMATION

Annual Report 2009

QIAGEN N.V.

Appropriation of Net Income

According to Article 40 till 42 of the articles of association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

Subsequent Events

Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2009, that would have a material impact on the financial statements as presented.

Annual Report 2009	F-76

QIAGEN N.V.

On February 11, 2010, Roche Molecular Systems filed a lawsuit against DxS in the federal court for the Southern District of New York. In its lawsuit, Roche alleges that DxS is preparing to terminate the parties’ Distributor Agreement without good cause and that DxS’ termination of the Agreement would cause Roche to suffer irreparable harm in the form of lost business opportunities and goodwill and damage to Roche’s reputation. In connection with its lawsuit, Roche has also filed a motion for preliminary injunction in which it asks the court to issue an order prohibiting DxS from terminating the Agreement and requiring DxS to perform its obligations under the Agreement pending the final resolution of the lawsuit. DxS filed its opposition to Roche’s motion on March 5, 2010, and the hearing on the motion is scheduled for June 21, 2010. Given the early stage of this litigation, QIAGEN cannot predict the likely outcome and intends to vigorously pursue this matter.

Responsibility Statement of the Management Board

In accordance with best practice II.1.4 of the Dutch corporate governance code of December 2003, taking into account the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof, the Managing Board confirms that internal controls over financial reporting provide a reasonable level of assurance that the financial reporting does not contain any material inaccuracies, and confirms that these controls functioned properly in the year under review and that there are no indications that they will not continue to do so. The financial statements fairly represent the Company’s financial condition and the results of the Company’s operations and provide the required disclosures.

It should be noted that the above does not imply that these systems and procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliances with legislation, rules and regulations.

In view of all of the above, the Managing Board confirms that, to its knowledge, the financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the annual report includes a fair review of the position at the balance sheet date and the development and performance of the business during the financial year together with a description of the principal risks and uncertainties that the Company faces.

Venlo, April 29, 2010

QIAGEN N.V.

Peer M. Schatz            Roland Sackers            Bernd Uder            Joachim Schorr

Annual Report 2009	F-77

QIAGEN N.V.

To: Shareholders, Supervisory Board and Management of Qiagen N.V., Venlo

Auditor’s report

Report on the financial statements

We have audited the accompanying financial statements 2009 of Qiagen N.V., Venlo, The Netherlands. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the statement of financial position as at December 31, 2009, the income statement, the statement of comprehensive income, statement of cash flows and the statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company statement of financial position as at December 31, 2009, the company income statement and company statement of changes in equity for the year then ended and the notes thereto.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Managing Director’s Report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Qiagen N.V. as at December 31, 2009, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Annual Report 2009	F - 78

QIAGEN N.V.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Qiagen N.V. as at December 31, 2009, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the management board report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Eindhoven, April 26, 2010

Ernst & Young Accountants LLP

W.J. Spijker

Annual Report 2009	F -79

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date: August 10, 2010